02049589

82- SUBMISSIONS FACING SI

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Company Limited

*CURRENT ADDRESS Jiangsu Communication Building
69 Shigu Road
Nanjing, Jiangsu PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 34677 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE : 8/23/02

02 JUL 12 AM 12:29

JIANGSU EXPRESSWAY COMPANY LIMITED

Information Made Public, Filed or Distributed for the Period from January 1, 2001 to July 2, 2002

1. Notice of Special General Meeting dated February 20, 2001
2. Announcement of the results of the Special General Meeting dated April 9, 2001
3. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4. Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5. Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6. Notice of Annual General Meeting dated April 12, 2001
7. Annual Report for 2000 dated April 12, 2001
8. Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9. Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10. Announcement of the extension of book close period dated June 8, 2001
11. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12. Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13. Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14. Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15. Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001
16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001
17. Teletext Announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002
18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002
19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity interests in Jiangsu Zulin – dated May 29 2002

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the First Special General Meeting for the year 2001 will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC on Monday, 9th April, 2001 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:--

Ordinary Resolutions

1. "THAT the appointment of Mr. Shen Chang-quan (沈長全) as a director of the Company be and is hereby approved, that the service contract between the Company and Mr. Shen Chang-quan be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

2. "THAT the appointment of Mr. Zhou Jian-qiang (周建強) as a director of the Company be and is hereby approved, that the service contract between the Company and Mr. Zhou Jian-qiang be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

3. "THAT the appointment of Mr. Cui Xiao-long (崔小龍) as a director of the Company be and is hereby approved, that the service contract between the Company and Mr. Cui Xiao-long be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

4. "THAT the appointment of Mr. Zhu Yao-ting (朱耀庭) as a director of the Company be and is hereby approved, that the service contract between the Company and Mr. Zhu Yao-ting be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

5. "THAT the appointment of Mr. Chen Xiang-hui (陳祥輝) as a director of the Company

be and is hereby approved, that the service contract between the Company and Mr. Chen Xiang-hui be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

6. "THAT the appointment of Mr. Xu Yang (徐揚) as a supervisor of the Company be and is hereby approved, that the service contract between the Company and Mr. Xu Yang be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

7. "THAT the appointment of Mr. Du Wen-yi (杜文毅) as a supervisor of the Company be and is hereby approved, that the service contract between the Company and Mr. Du Wen-yi be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

8. "THAT the appointment of Madam Ma Ning (馬寧) as a supervisor of the Company be and is hereby approved, that the service contract between the Company and Madam Ma Ning be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract for and on behalf of the Company."

9. "THAT the resignation of Mr. Zhang Jun-yuan (章俊元) as director of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Zhang Jun-yuan (章俊元) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

10. "THAT the resignation of Mr. Le Jia-hua (樂家驊) as director of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Le Jia-hua (樂家驊) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

11. "THAT the resignation of Madam Xu Yi-qun (徐軼群) as director of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Madam Xu Yi-qun (徐軼群) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

12. "THAT the retirement of Mr. Xu Hua-qiang (徐華強) as director of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Xu Hua-qiang (徐華強) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service

contract termination agreement for and on behalf of the Company."

13. "THAT the retirement of Mr. Zhang Quan-geng (張全庚) as director of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Zhang Quan-geng (張全庚) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

14. "THAT the resignation of Mr. Geng Liu-yu (耿流玉) as supervisor of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Geng Liu-yu (耿流玉) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

15. "THAT the resignation of Mr. Wu Zan-ping (吳贊平) as supervisor of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Wu Zan-ping (吳贊平) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

16. "THAT the resignation of Mr. Xing Guo-qiang (邢國強) as supervisor of the Company be and is hereby approved, that the service contract termination agreement to be entered into by the Company with Mr. Xing Guo-qiang (邢國強) be and is hereby approved and that the legal representative of the Company be and is hereby authorised to execute the service contract termination agreement for and on behalf of the Company."

Please also refer to the published version of this announcement in the South China Morning Post.

By order of the Board
Yao Yong Jia **Lam Che Wah, Danny**
Joint Company Secretaries
Nanjing, the PR
20th February, 2001

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 9th March, 2001 shall be entitled to attend the meeting after completing and returning to the Company the attached confirmation slip by 19th March, 2001. Further details are set out in the confirmation slip and explanation thereto.

(2) Holders of shares who wish to be registered as shareholders as at 9th March, 2001 must deliver their instruments of transfer together with the relevant share certificates to the Registrar of shares of the Company, on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00 p.m. on 9th March, 2001. No transfers will be registered in the register of members of the Company for a period of 30 days prior to the date of the special general meeting (i.e. between 10th March, 2001 to 8th April, 2001, both dates inclusive).

(3) A shareholder who has the right to attend and vote at the meeting is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting. This notice, the related proxy form and confirmation slip (together with information on the proposed directors and supervisors and a summary of the major terms of their respective service contracts) will be despatched to shareholders as soon as practicable.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be despatched to shareholders.

(5) The meeting will last for half a day. Shareholders attending the meeting will be responsible for their own accommodation and travelling expenses.

Please also refer to the published version of this announcement in the South China Morning Post.

(6) Address: Securities Department
27th Floor, Jiangsu Communication Building
69 Shigu Road, Nanjing, the PRC

Postal code: 210004

Tel: (86 25) 420 0999 (ext. 4716/4469332/4469568)

Fax: (86 25) 446 6643/420 7788

Please also refer to the published version of this announcement in the South China Morning Post.

JIANGSU EXPRESSWAY COMPANY LIMITED

(Established in the People's Republic of China with limited liability)

Result of the First Special General Meeting of the Company in 2001

The First Special General Meeting (the "SGM") of Jiangsu Expressway Company Limited (the "Company") in 2001 was held at 9:00 a.m. on Monday, 9th April, 2001 at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC. Shareholders present in the meeting in person or by proxy or authorised persons held a total of 4,584,476,799 shares, representing approximately 90.98% of the total issued share capital of the Company, accordingly the quorum required for shareholders meeting as set out in the Company's articles of association was fulfilled.

The following matters have been approved by shareholders by way of ordinary resolutions:

1. the resignation of Mr. Zhang Jun Yuan as a director and the entering into of a service contract termination agreement between the Company and him;

2. the resignation of Mr. Zhang Quan Geng as a director and the entering into of a service contract termination agreement between the Company and him;

3. the resignation of Mr. Le Jia Hua as a director and the entering into of a service contract termination agreement between the Company and him;

4. the resignation of Madam Xu Yi Qun as a director and the entering into of a service contract termination agreement between the Company and her;

5. the appointment of Mr. Shen Chang-quan as a director and the entering into of a service contract between the Company and him;

6. the appointment of Mr. Zhou Jian-qiang as a director and the entering into of a service contract between the Company and him;

7. the appointment of Mr. Zhu Yao-ting as a director and the entering into of a service contract between the Company and him;

Please also refer to the published version of this announcement in the South China Morning Post.

8. the appointment of Mr. Chen Xiang-hui as a director and the entering into of a service contract between the Company and him;

9. the appointment of Mr. Cui Xiao-long as a director and the entering into of a service contract between the Company and him;

10. the resignation of Mr. Geng Liu Yu as a supervisor and the entering into of a service contract termination agreement between the Company and him;

11. the resignation of Mr. Wu Zan Ping as a supervisor and the entering into of a service contract termination agreement between the Company and him;

12. the resignation of Mr. Xing Guo Ping as a supervisor and the entering into of a service contract termination agreement between the Company and him;

13. the appointment of Mr. Xu Yang as a supervisor and the entering into of a service contract between the Company and him;

14. the appointment of Mr. Du Wen-yi as a director and the entering into of a service contract between the Company and him; and

15. the appointment of Madam Ma Ning as a director and the entering into of a service contract between the Company and her.

By order of the Board of Directors
Yao Yong Jia Lam Chi Wah
Joint Company Secretary

Nanjing, the PRC
9th April, 2001

Please also refer to the published version of this announcement in the South China Morning Post.

JIANGSU EXPRESSWAY COMPANY LIMITED

(Established in the People's Republic of China with limited liability)

Announcement in relation to the 6th Board Meeting of the Third Board of Directors of the Company held in 2001

Notice is hereby given that the 6th board meeting of the Third Board of Directors of the Company was held at 10:00 a.m. on Monday, 9th April, 2001 at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC.

It was unanimously approved by all directors present that Mr. Shen Chang-quan be elected the Chairman of the Board of Directors.

Mr. Shen Chang-quan, male, borne in 1948, an economist. Mr. Shen was appointed Party Secretary and Mayor of Wu county in 1981. He was appointed the vice Mayor of Suzhou in 1992, and was responsible for city and transportation management of Suzhou. He has extensive experience in engineering and management. During the period from 1992 to 1997, Mr. Shen organised the development of the Suzhou Advanced Technology Zone. He was appointed the Chairman of the Board of Directors of Jiangsu Communications Holdings Company Limited in January 2001.

By order of the Board of Directors
Yao Yong Jia Lam Chi Wah
Joint Company Secretary

Nanjing, the PRC
9th April, 2001

Listed Companies Information

02 JUL 12 AM 12:20

JIANGSU EXPRESS<0177> - Results Announcement

Jiangsu Expressway Company Limited announced on 11/4/2001:
(stock code: 177)
Year end date: 31/12/2000
Currency: RMB

		(Audited) Current Period from 1/1/2000 to 31/12/2000 ('000)	(Audited) Last Corresponding Period from 1/1/1999 to 31/12/1999 ('000)
Turnover	:	1,542,952	1,233,924
Profit/(Loss) from Operations	:	833,516	722,068
Finance cost	:	(20,455)	(13,843)
Share of Profit/(Loss) of Associates	:	11,457	8,243
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	688,306	630,683
% Change over Last Period	:	+9.14%	
EPS/(LPS)-Basic	:	RMB 0.1407	RMB 0.1290
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	688,306	630,683
Final Dividend per H Share	:	RMB 0.09	RMB 0.08
(Specify if with other options)	:	-	-
B/C Dates for Final Dividend	:	8/5/2001 to 8/6/2001 bdi.	
Payable Date	:	to be determined at AGM	
B/C Dates for Annual General Meeting	:	8/5/2001 to 8/6/2001 bdi.	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

Please also refer to the published version of this announcement in the South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Company is considering the acquisition from Jiangsu Communications Holding Co., Ltd. of its approximately 30% interests in Suzhou Sujiahang Expressway Co., Ltd. and its main asset is the Jiangsu section of the Suzhou-Jiadiang-Hangzhou Expressway which stretches from Changshu to Suzhou and to Wujiang.

The proposal is at an initial stage. No legally binding agreement has been entered into by the Company. Investors are advised to exercise caution when dealings in the shares of the Company.

Notice is hereby given that the Company is considering the acquisition from Jiangsu Communications Holding Co., Ltd. of its approximately 30% interest in Suzhou Sujiahang Expressway Co., Ltd.

Jiangsu Communications Holding Co., Ltd., the vendor, is the controlling shareholder of the Company holding approximately 55.22% of the issued share capital of the Company. Jiangsu Communictions Holding Co., Ltd. was incorporated with the funding of the People's Government of Jinagsu and has been designated by the People's Government of Jiangsu to be the registered shareholder of and manage certain State-owned assets including the State-owned shares in the capital of the Company. It's legal representative is Mr. Shen Chang Quan who is also the chairman of the board of directors of the Company. The registered capital of Jiangsu Communictions Holding Co., Ltd. is RMB4,600,000,000. It's scope of business includes: operating and management of State-owned assets (subject to authorisation by the People's Government of Jiangsu); investment in, construction, operation and management of transportation related infrastructure; transportation and related business; investment in enterprises; local trading (upon obtaining approvals in accordance with the relevant regulations, if required).

Suzhou Sujiahang Expressway Co., Ltd.'s main asset is (蘇嘉杭高速公路江蘇段) the Jiangsu section of the Suzhou-Jiadiang-Hangzhou Expressway (the "Expressway"). The Expressway runs along the bank of the Yangtze River from (常熟董濱) Changshu Dongbang, connecting the (蘇通長江大橋) Sutung Yangtze Bridge in the north and after crossing (滬寧高速公路) the Jiangsu section of the Shanghai-Nanjing Expressway in the south, connecting to (滬杭高速公路) the Shanghai-Hangzhou Expressway. The Expressway will have a total length of 99.9 km and is a dual 4-lane expressway with an estimated total investment of RMB4,500,000,000. The south section of the Expressway stretching from (蘇洲) Suzhou to (吳江) Wujiang will be approximately 54.4 km long and is expected to commence operations by

Please also refer to the published version of this announcement in the South China Morning Post.

the end of 2002. The north section of the Expressway stretching from (常熟) Changshu to (蘇州) Suzhou will be approximately 45.5 km long and is expected to commence operations by the end of 2003.

The Company will commission independent institution to conduct feasibility study in relation to the investment and will comply with the relevant connected transactions requirements under the listing rules of the Hong Kong and Shanghai stock exchanges and in accordance with the relevant legal procedures. The consideration of the acquisition will be determined with reference to fair market value set out in the valuation prepared by independent valuer.

With the geographic location and the surrounding infrastructure network, the Expressway is expected to perform well. The Company is currently having initial contact with the relevant parties. Upon finalisation of the terms and conditions and signing of legally-binding documentation, the Company will forthwith make an announcement and issue circular to shareholders of the company. The acquisition will be subject to approval by shareholders in general meeting with connected person and their associates abstain from voting. **As such, investor shall exercise extreme caution when dealing in the Company's securities.**

By order of the Board
Yao Yong Jia Lam Che Wah
Joint Company Secretaries
Nanjing, the PRC
12 April 2001

Please also refer to the published version of this announcement in the South China Morning Post.

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Announcement of the 7th session of the Third Board of Directors Meeting 2001

Notice is hereby given that the 7th session of the Third Board of Directors Meeting 2001 was held in the morning on Wednesday, 11 April 2001.

Upon a poll by all of the directors present in the Meeting, it was resolved that:

1. the report of the Board of Directors for the year ended 31 December 2000 be considered and approved;

2. the audited accounts and the auditors' report for the year ended 31 December 2000 be considered and approved;

3. the convening of the annual general meeting for the year 2000 and the related notice of annual general meeting and other matters be approved;

4. the content of the annual results announcement for year 2000 be approved;

5. the re-appointment of Arthur Andersen & Co. and Arthur Andersen Huaqiang Certified Public Accountants as the auditors of the Company and the authorisation given to the Board of Directors to fix their remuneration be proposed;

6. the final dividend distribution proposal for the year 2000: a dividend of RMB 0.9 for every ten shares be recommended;

Please also refer to the published version of this announcement in the South China Morning Post.

7. the commencement of study in the investment in the Suzhou-Jiading-Hangzhou Expressway be approved; and

8. the distribution of cash dividend in 2001 on a basis not less than 50% of the net profit of the year and that the undistributed profit of the Company for the year shall not be used in the distribution of dividend the following year be recommended.

By order of the Board
Yao Yong Jia Lam Che Wah
Joint Company Secretaries
Nanjing, the PRC
12 April 2001

Attachment: announcement on item 7 above

Please also refer to the published version of this announcement in the South China Morning Post.

02 JUL 12 AM 10:29

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN by the Board of the Company THAT the Annual General Meeting for the year 2000 will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Friday, 8th June, 2000 for the following purposes:

1. THAT the annual report of the Board for the year ended 31st December, 2000 be reviewed and approved;

2. THAT the report of Supervisory Committee for the year ended 31st December, 2000 be reviewed and approved;

3. THAT the audited accounts and the auditors' report for the year ended 31st December, 2000 be reviewed and approved;

4. THAT approval be given for the re-appointment of Arthur Andersen & CO (Hong Kong) and Arthur Andersen. Hua Qiang Certified Public Accountants 安達信.華強會計師事務所 as the Company's international auditor and domestic auditor, and that the Board be authorized to determine the auditors' fee.

5. THAT approval be given for the distribution scheme in respect of its final dividends of the Company for the year 2000, with the payment of RMB 0.90 in cash for each ten shares.

6. THAT other transactions be conducted if necessary.

By Order of the Board
Yao Yong Jia, Lam Che Wah
Joint Company Secretary
Nanjing, the PRC
12th April, 2001

Please also refer to the published version of this announcement in the South China Morning Post.

Notes:

1. Persons who hold shares of the Company and whose names appear on the register of members on 8th May, 2001 shall be entitled to attend the meeting after completing and returning to the Company the attached confirmation slip by 17th May, 2001. Further details are set out in the confirmation slip and explanation thereto.

2. Registration of transfers of H Shares will be suspended by the Company from 8th May, 2001 to 8th June, 2001 (both days inclusive). Holders of H Shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant shares certificates to the Registrar of shares of the Company , on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00 on Monday, 7th May, 2001. Registration date of equity interests, method and time of the declaration of dividends for holders of A Shares will be otherwise notified.

3. A shareholder who has the right to attend and vote at the meeting is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. In the event that such instrument is signed by an attorney of the appointer, an authorization that authorized such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be dispatched to shareholders.

5. The meeting will last for half a day. Shareholders attending the meeting will be responsible for their own accommodation and traveling expenses.

6. Address: Secretarial Office of the Board
27th Floor, Jiangsu Communication Building
69 Shigu Road, Nanjing, the PRC

Postal code: 210004

Tel: (86 25) 420 0999 (ext. 4716/4706)

Please also refer to the published version of this announcement in the South China Morning Post.

Fax: (86 25) 446 6643/420 7788

Listed Companies Information

JIANGSU EXPRESS<0177> -. Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Jiangsu Expressway Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such an increases. We also confirm that save in relation to the proposed acquisition of further interest in Jiangsu Yangtze Bridge Company, Limited as set out in the announcements of the Company dated 20th December, 2000 and 12th April, 2001 and the proposed acquisition of approximately 30% interests in Suzhou Sujiahang Expressway Co., Ltd. as set out in the announcement of the Company dated 12th April, 2001, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature. Investors should exercise caution when dealing in the shares of the Company.

Made by the order of the Board of Jiangsu Expressway Company Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the board

Yao Yong Jia
Company Secretary

Nanjing, 21st May 2001"

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement of the Resolutions of 2000 Annual General Meeting

The 2000 Annual General Meeting ("AGM") of Jiangsu Expressway Company Limited (the "Company") was held at 9:00a.m. on Friday, 8 June 2001 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC. Shareholders present in the AGM in person or by proxy held a total of 3,854,402,980 shares, representing approximately 76.51% of the total issued capital of the Company. Accordingly, the quorum requirement for shareholders' meeting as set out in the Company's articles of association was fulfilled.

The Shareholders have approved in the AGM the following ordinary resolutions:

I. The report of the Board of Directors of the Company for the year ended 31 December 2000 be approved;

II. The report of the Supervisory Committee of the Company for the year ended 31 December 2000 be approved;

III. The audited accounts and the auditors' report of the Company for the year ended 31 December 2000 be approved;

IV. The re-appointment of Arthur Andersen & Co. and Arthur Andersen Huaqiang Certified Public Accountants as the auditors of the Company in the PRC and Hong Kong, and the authorisation given to the Board of Directors to fix their remuneration be approved;

V. The final dividend distribution proposal of the Company for the year 2000 be approved.

Please also refer to the published version of this announcement in the South China Morning Post.

1. The audited combined net profit of the Company calculated in accordance with the generally accepted accounting principles in the PRC for the year 2000 was Rmb 691,486,000. The audited consolidated profit after tax and minority interests calculated in accordance with International Accounting Standard was Rmb 688,306,000. In accordance with the relevant provisions of the Ministry of Finance of the People's Republic of China and the Articles of Association of the Company, the combined net profit of the year available for distribution was Rmb 691,486,000;

2. 10% of the profit after taxes, at an amount of Rmb 75,229,000 (for the Company and its subsidiaries), be transferred to the statutory surplus reserve reserve fund;

3. 5% of the profit after taxes, at an amount of Rmb 37,614,000 (for the Company and its subsidiaries), be transferred to the statutory public welfare fund;

4. In accordance with the profit distribution scheme for the year 2000, the payment of a final dividend of Rmb 0.09 per share (inclusive of tax) to shareholders of the Company be recommended. The dividend in total amounted to Rmb 453,397,275.

Apart from giving notice of the resolutions passed at the AGM, the Company would like to explain, in relation to the final dividends for H Shares as follows:

1. The resolution for the payment of a final dividend of Rmb0.09 per share (inclusive of tax) for the year ended 31 December 2000 to all shareholders of the Company as recommended by the Board of Directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the Board of Directors makes the following announcement:

   Under Article 170 of the Company's Articles of Association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi and paid in Hong Kong dollars in accordance with the following conversion formula:

$$\text{Dividend in Hong Kong dollars} = \frac{\text{Dividend in Renminbi}}{\text{Average RMB/HK\$ exchange mid rate of the People's Bank of China for five business days prior to the date of declaration of payment of dividend}}$$

Please also refer to the published version of this announcement in the South China Morning Post.

For the purposes of the payment of this final dividend, the date of declaration is 8 June 2001. The average exchange mid rate for RMB/HK$ of the People's Bank of China over a period of five business days prior to the date of declaration was Rmb1.00 : HK$1.0612. Accordingly, the final dividend per H share would be HK$0.0848.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited ("Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared payable in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company whose names appear on the register of members of the Company on 8 May 2001 at their own risks on or about 21 June 2001 (i.e. the date of payment of dividends on H shares of the Company).

3. **The book close period of the register of members of the Company in respect of H shares which commenced on 8 May 2001 and ended on 8 June 2001 will be extended to 14 June 2001 to match the record date in respect of the Company's listed A Shares.**

By Order of the Board
Yao Yong Jia Lam Che Wah, Danny
Joint Company Secretaries
8 June 2001

Nanjing, the PRC

Listed Companies Information

JIANGSU EXPRESS<0177> - Results Announcement (Summary)

Jiangsu Expressway Company Limited announced on 21/8/2001:
(stock code: 177)

Please refer to the press announcement for the details of the auditors' review report on the interim financial statement, to be issued by the Company on 22/8/2001.

Year end date: 31/12/2001
Currency: RMB

		(Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('000)	(Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('000)
Turnover	:	826,956	722,454
Profit/(Loss) from Operations	:	452,638	405,721
Finance Income (Cost), Net	:	7,687	(12,992)
Share of Profit/(Loss) of Associates	:	5,652	2,647
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	393,508	279,166
% Change over Last Period	:	+40.96%	
EPS/(LPS)-Basic	:	RMB0.07811	RMB0.0571
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	393,508	279,166
Interim Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	-	-
B/C Dates for Interim Dividend	:	-	
Payable Date	:	-	
B/C Dates for (-) General Meeting	:	-	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

Remark:

Certain comparative figures have been reclassified to conform with current year's presentation.

Please also refer to the published version of this announcement in the South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Extension of book close period

Notice is hereby given that the book close period of the register of members of the Company in respect of H shares which commenced on 8 May 2001 and ended on 8 June 2001 will be extended to 14 June 2001 to match the record date in respect of the Company's listed A Shares.

By Order of the Board
Yao Yong Jia Lam Che Wah, Danny
Joint Company Secretaries
8 June 2001

Nanjing, the PRC

Listed Companies Information

02 JUL 12 [illegible]

JIANGSU EXPRESS<0177> - Results Announcement (Summary)

Jiangsu Expressway Company Limited announced on 21/8/2001:
(stock code: 177)

Please refer to the press announcement for the details of the auditors' review report on the interim financial statement, to be issued by the Company on 22/8/2001.

Year end date: 31/12/2001
Currency: RMB

		(Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('000)	(Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('000)
Turnover	:	826,956	722,454
Profit/(Loss) from Operations	:	452,638	405,721
Finance Income (Cost), Net	:	7,687	(12,992)
Share of Profit/(Loss) of Associates	:	5,652	2,647
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	393,508	279,166
% Change over Last Period	:	+40.96%	
EPS/(LPS)-Basic	:	RMB0.07811	RMB0.0571
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	393,508	279,166
Interim Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	-	-
B/C Dates for Interim Dividend	:	-	
Payable Date	:	-	
B/C Dates for (-) General Meeting	:	-	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

Remark:

Certain comparative figures have been reclassified to conform with current year's presentation.

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

2001 Interim Results Announcement

FINANCIAL HIGHLIGHTS

-- The turnover amounted to RMB826,956,000, an increase by 14.46% in comparison with that over the corresponding period in last year

-- The profit amounted to RMB393,508,000, an increase by 40.96% in comparison with that over the corresponding period in last year

-- The earnings per share amounted to RMB0.0781, an increase by 36.78% in comparison with those over the corresponding period in last year

THE MAIN REASONS FOR THE GROWTH IN THE PROFIT

-- The traffic volume of Shanghai-Nanjing Expressway grew by 14.48% in comparison with that over the corresponding period in last year

-- Both Xicheng Expressway and Guangjing Expressway were just opened to traffic and in their rapid growth stage . Their respective traffic volumes increased by 32.4% and 54.64% in comparison with those over the corresponding period in last year

-- The toll collection system and the management of Nanjing-Shanghai Class 2 Highway were enhanced effectively

-- Additional emphasis was put on the core business and extra revenue was generated from the non-core business

Please also refer to the published version of this announcement in the South China Morning Post.

-- Better use and reasonable allocation of funds substantially reduced the financial expenditure

-- Measures were taken to economize on the expenditure and consumption making the expenditure be within the budget formulated at the beginning of the year

I. INTERIM RESULTS

The board of directors of Jiangsu Expressway Company Limited (the "Company") is pleased to announce the financial position and the condensed consolidated financial statements on the operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2001 which have been prepared in accordance with International Accounting Standards ("IAS") and which have been reviewed by Arthur Andersen & Co, together with comparative figures for the corresponding period in 2000 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30th June,	
	Note	**2001**	**2000**
		(Unaudited)	*(Unaudited)*
		RMB'000	*RMB'000*
Revenue, net		826,956	722,454
Operating cost		(351,110)	(299,659)
Gross profit		475,846	422,795
Administrative expenses		(27,760)	(17,074)
Other operating income, net		4,552	8,604
Profit from operations		452,638	414,325

Please also refer to the published version of this announcement in the South China Morning Post.

Finance cost		7,687	(12,992)
Share of profits from an associated company		5,652	2,647
Profit before taxation and minority interests	3	465,977	403,980
Income tax expense	4	(65,426)	(119,315)
Profit after taxation but before minority interests		400,551	284,665
Minority interests		(7,043)	(5,499)
Net profit for the period		393,508	279,166
Dividends	5	453,397	391,020
Earnings per share	6		
- Basic		RMB 0.0781	RMB 0.0571
- Diluted		Not applicable	Not applicable

CONDENSED CONSOLIDATED BALANCE SHEET

	As of 30th June,	As of 31st December,
	2001	**2000**
	(Unaudited)	*(Audited)*
	RMB'000	*RMB'000*

Please also refer to the published version of this announcement in the South China Morning Post.

ASSETS		
Non-current assets		
Property, plant and equipment	10,011,490	10,126,483
Land use rights	1,624,641	1,637,477
Investment in an associate	52,976	52,194
Long-term investment	472,670	472,670
Long-term receivable, net of current portion	77,112	81,067
Intangible assets	--	3,188
Total non-current assets	12,238,889	12,373,079
Current assets		
Inventories	8,536	6,755
Due from a related party	800	800
Prepayments and other receivables	107,313	41,431
Current portion of long-term receivable	7,480	7,050
Short-term investments	210,000	--
Cash and cash equivalents	740,592	970,993
Total current assets	1,074,721	1,027,029

Please also refer to the published version of this announcement in the South China Morning Post.

TOTAL ASSETS	13,313,610	13,400,108
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	5,037,748	5,037,748
Reserves	7,018,054	7,077,943
Total shareholders' equity	12,055,802	12,115,691
Minority interests	350,994	343,951
Non-current liabilities		
Long-term bank loans, net of current portion	52,921	43,286
Deferred tax liabilities	6,156	--
Total non-current liabilities	59,077	43,286
Current liabilities		
Short-term bank loans	530,000	580,000
Current portion of long-term bank loans	4,442	3,437
Payables on construction projects	159,691	167,031
Other payables	113,179	89,633
Amounts due to a related party	3,821	3,185

Please also refer to the published version of this announcement in the South China Morning Post.

Taxes payable	20,815	31,499
Dividends payable	15,789	22,395
Total current liabilities	847,737	897,180
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,313,610	13,400,108

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30th June,	
	2001	**2000**
	(Unaudited)	*(Unaudited)*
	RMB'000	*RMB'000*
Net cash inflow from operating activities	493,394	469,810
Net cash outflow from investing activities	(214,676)	(562,773)
Net cash outflow from financing activities	(509,119)	(265,774)
Decrease in cash and bank deposit	(230,401)	(358,737)
Cash and cash equivalents, beginning of period	970,993	948,761
Cash and cash equivalents, end of period	740,592	590,024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

From 1st January to 30th June 2001 (Unaudited)

Please also refer to the published version of this announcement in the South China Morning Post.

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Revaluation surplus	Unappropriated profit	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at 1st January 2001	5,037,748	5,730,454	215,694	107,848	--	1,023,947	12,115,691
Dividends declared after 31st December 2000	--	--	--	--	--	(453,397)	(453,397)
Consolidated profit after taxation and minority interests	--	--	--	--	--	393,508	393,508
Balance as at 30th June 2001	5,037,748	5,730,454	215,694	107,848	--	964,058	12,055,802

From 1st January to 30th June 2000 (Unaudited)

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Revaluation surplus	Unappropriated profit	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at 1st January 2000	4,887,748	5,265,954	146,606	73,304	5,518	824,775	11,203,905

Please also refer to the published version of this announcement in the South China Morning Post.

Dividends declared after 31st December 1999	--	--	--	--	--	(391,020)	(391,020)
Consolidated profit after taxation and minority interest	--	--	--	--	--	279,166	279,166
Transfer from valuation surplus to unappropriated profit	--	--	--	--	(99)	99	--
Balance as at 30th June 2000	4,887,748	5,265,954	146,606	73,304	5,419	713,020	11,092,051

Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The above condensed interim consolidated financial statements are prepared in accordance with the International Accounting Standards (the "IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The principal accounting policies adopted in preparing the interim financial statements of the Group are the same as those adopted in preparing the annual financial statements for the year ended 31st December, 2000, except that financial instruments are recognised and measured in accordance with the IAS 39 "Financial Instruments: Recognition and Measurement", which is effective from 1st January, 2001. In addition, there is no change in the accounting policies as a result of the coming into effect of the revised IAS 12 "Income Tax", which is also effective from 1st January, 2001.

2. PRINCIPLES AND BASIS OF CONSOLIDATION

The above condensed consolidated financial statements include the financial statements of Jiangsu Expressway Company Limited (the "Company") and its subsidiaries. All significant intercompany balances and transactions, including intercompany profits and losses and the resulting unrealised profits and losses are offset on consolidation. In preparing the consolidated financial statements, uniform accounting policies are adopted for like transactions and other events in similar circumstances.

Please also refer to the published version of this announcement in the South China Morning Post.

A subsidiary is a company over which the Company exercises control. Control exists when the Company has the power to govern the financial and the operating policies of the subsidiary so as to obtain benefits from its activities.

3. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

The profit before taxation and minority interests in the condensed consolidated income statement was determined after (crediting or) charging the following items:

	For the six months ended 30th June,	
	2001	**2000**
	(unaudited)	*(unaudited)*
	RMB'000	*RMB'000*
Gain on disposal of short-term investments	(3,996)	(6,670)
Interest income	(16,229)	(11,103)
Interest expense	9,755	25,221
Less: Amounts capitalised in property, plant and equipment	(1,213)	(1,126)
Financial (income) cost	(7,687)	12,992
Depreciation of property, plant and equipment	130,197	118,890
Amortization of land use rights	12,836	11,274
Amortization of intangible assets	3,188	3,829

Impairment losses relating to property, plant and equipment included in operating cost	5,040	--
Staff costs	38,629	33,134
Provision for doubtful debts	369	--

4. TAXATION

The Company and its subsidiaries are subject to the Enterprise Income Tax (the "EIT") levied at a rate of 33% of the taxable income on the basis of its accounts prepared and audited in accordance with the laws and regulations in the PRC.

Pursuant to the relevant documents issued by the Finance Department of Jiangsu Province ("Jiangsu Finance Department") in 1997, the Company was granted a refund equal to 18% of its taxable income in respect of the EIT paid on the income generated from the operations of Shanghai-Nanjing Expressway.

Pursuant to the relevant documents mentioned in the above, the income generated from the operations of Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 33% of its taxable income in respect of the EIT.

Pursuant to the relevant documents issued by Jiangsu Finance Department, Jiangsu Xicheng and Jiangsu Guangjing were granted financial refunds equal to 18% of its taxable income in respect of the EIT.

Pursuant to a document (reference: Cai Shui [2000] No.99) issued by Jiangsu Finance Department in October 2000, the above preferential tax treatment that the EIT would be imposed at the statutory rate of 33% and then 18% of the taxation income would be refunded and hence the EIT was actually imposed at the rate of 15% would remain effective until 31st December, 2001.

Pursuant to a document (reference: Cai Shui Zi [94] No.1) issued by State Tax Bureau in 1994 and upon confirmation from Jiangsu Provincial Tax Bureau, Jiangsu Xicheng and Jiangsu Guangjing were entitled to full exemption from the EIT in 2000 and a 50% reduction in the EIT in 2001.

During the interim reporting periods, the income tax expense in the condensed consolidated

Please also refer to the published version of this announcement in the South China Morning Post.

income statements comprised:

	For the six months ended 30th June,	
	2001	**2000**
	(unaudited)	*(unaudited)*
	RMB'000	*RMB'000*
Taxation		
- current	135,074	118,491
- financial refunds	(77,350)	--
	57,724	118,491
Deferred taxation	6,156	(49)
	63,880	118,442
Share of income tax of an associated company	1,546	873
	65,426	119,315

There were no Hong Kong profits tax liabilities as the Group did not earn any income subject to Hong Hong profits tax.

As at 30th June, 2001, there was no material unprovided deferred tax.

5. DIVIDENDS

Please also refer to the published version of this announcement in the South China Morning Post.

During this interim reporting period, a dividend appropriation of approximately RMB453,397,275 (RMB0.09 per share) was approved at shareholders' meeting (corresponding period in 2000: RMB391,019,800; RMB0.08 per share).

The directors do not recommend any interim dividend for the six months ended 30th June 2001 (corresponding period in 2000: nil).

6. EARNINGS PER SHARE

The calculation of the basic earnings per share was based on the unaudited consolidated net profit of approximately RMB 393,508,000 for the six months ended 30th June, 2001 (Corresponding period of 2000: approximately RMB 279,166,000) divided by the weighted average number of 5,037,747,500 ordinary shares (Corresponding period of 2000: 4,887,747,500 shares) in issue during the period.

The diluted earnings per share was not calculated because no potential dilutive shares existed.

7. RESERVES

In accordance with the PRC Company Law and the Company's articles of association, the Company and its subsidiaries are required to appropriate 10 per cent. of their annual statutory net profit (after offsetting any previous year's loss) to a statutory surplus reserve (the "SSR") account respectively. When the balance of such reserve reaches 50 per cent. of each entity's share capital, no further appropriation will be required. The SSR can only be utilized to offset the prior years' loss or can be converted into the share capital. However, the SSR must be maintained at a minimum of 25 per cent. of share capital after such usage.

The allocation proportion of the statutory public welfare fund (the "SPWF") shall be decided by the direction. The SPWF will be utilized to build or acquire capital items respectively, such as dormitories and other facilities for the employees of the Company and its subsidiaries, and cannot be used to settle the staff welfare expenses. The capital items acquired by the SPWF will remain to be the property of the Company and its subsidiaries.

Pursuant to the Notice (reference: [1995] No. 31) issued by the Ministry of Finance (the "MOF") on 24 August, 1995, the amount of the profit available for distribution to the shareholders will be determined on the basis of the lower of the unappropriated profits determined in accordance with (i) the PRC accounting standards and regulations or (ii) the IAS or Hong Kong Statements of Standard Accounting Practice.

There is no appropriation of net profit to the SSR and the SPWF during the six months ended 30

June, 2001. In accordance with the Company's articles of association, these appropriations will be proposed by the Board of Directors for the approval from the annual general meetings of the shareholders.

THE DIFFERENCES BETWEEN THE PRC ACCOUNTING STANDARDS AND THE IAS

	Net Profit	Net Asset
According to the PRC Accounting Standards	365,836,146	13,685,249,610
IAS adjustments:		
- Write-back of depreciation on assets carried at valuation	15,173,628	(1,641,945,064)
- Amortization of Land Use Rights calculated on the basis of a sinking fund calculation	18,654,224	18,654,224
- Deferred taxation	(6,155,894)	(6,155,894)
Amount adjusted pursuant to the IAS	393,508,104	12,055,802,876

II. INTERIM DIVIDEND

The board of directors does not propose to declare any interim dividend for the six months ended 30th June, 2001 (2000: Nil).

III. BUSINESS REVIEW
OVERALL PERFORMANCE

-- The total revenue for the six months ended 30th June, 2001 was RMB772,194,643, the net revenue after income-related taxation was approximately RMB735,576,549. There was an increase by approximately 11.56% in comparison with that over the corresponding period in last year.

-- The toll revenue from Nanjing-Shanghai Expressway was approximately RMB532,226,338, representing approximately 68.92% of the total revenue. The toll revenue from Nanjing-Shanghai Class 2 Highway was approximately RMB104,643,025, representing 13.55% of the total revenue. The toll revenue from the Nanjing section of Nanjing-Lianyungang Highway was approximately RMB22,916,113, representing 2.97% of the total revenue. The revenue from other operations amounted to approximately

RMB112,409,167, representing 14.56% of the total revenue.

-- The return on investment in Guangjing Expressway and Xicheng Expressway, which are both invested and constructed by the Company, amounted to approximately RMB39,909,798. The return on investment in Jiangsu Kuailu Co. in which the Company has invested amounted to approximately RMB4,105,677. The return on investment in Yicao Co. was approximately RMB5,375,125, whereas the proceeds from other investments amounted to RMB3,995,848.

-- In accordance with the accounting practice in the People's Republic of China, the profit after taxation for the period from January to June 2001 was approximately RMB365,836,146. The earnings per share were approximately RMB0.0726. There was an increase by 37.69% in comparison with those over the corresponding period in last year. In accordance with the IAS, the after-tax profit of the Company was approximately RMB393,508,000. The earnings per share were approximately RMB0.0781. There was an increase by 36.78% in comparison with those over the corresponding period in last year.

THE SITUATION OF THE PRINCIPAL BUSINESS

Shanghai-Nanjing Expressway

-- In the first half of 2001, following the consistent steady growth of the economy of China and Jiangsu, and the opening of the expressway from Beijing to Shanghai to traffic, both the traffic volume and the toll revenue of Nanjing-Shanghai Expressway, which is at its fifth year of operation, continue having a double-digit growth.

-- From January to June of 2001, the aggregate traffic volume of Shanghai-Nanjing Expressway reached 11,570,000 vehicles, its average daily volume reached 63,921 vehicles, and its distance weighted average daily volume reached 19,899 vehicles, indicating an increase by approximately 14.48% in comparison with that over the corresponding period in last year.

-- The aggregate toll revenue of Shanghai-Nanjing Expressway from January to June of 2001 was approximately RMB532,230,000, and the average daily toll was approximately RMB2,940,500, indicating an increase of approximately 16.36% in comparison with RMB2,527,000 over the corresponding period in last year.

-- A comparison of the distance weighted average daily traffic volume and the toll revenue between 2000 and 2001 is as follows

Please also refer to the published version of this announcement in the South China Morning Post.

Month	Distance weighted average daily traffic volume in 2001 (Vehicles/day)	Distance weighted average daily traffic volume in 2000 (Vehicles/day)	Percentage increase/ decrease %	Average daily toll revenue in 2001 (RMB'000/day)	Average daily toll revenue in 2001 (RMB'000/day)	Percentage increase/ decrease %
January	18,508	16,797	10.19%	2,690	2,462	9.26%
February	18,818	14,733	27.73%	2,820	2,128	32.52%
March	20,005	18,001	11.13%	2,989	2,629	13.69%
April	20,938	19,184	9.14%	3,110	2,803	10.95%
May	20,730	18,204	13.88%	3,037	2,592	17.17%
June	20,340	17,254	17.89%	2,993	2,531	18.25%
Average for the first half of the year	19,899	17,382	14.48%	2,940	2,527	16.34%

-- The composition of the vehicles (Classes 1 to 6) which use Shanghai-Nanjing Expressway



1.22%
7.18%
0.18%
20.76%
45.50%
25.16%

Nanjing-Shanghai Class 2 Highway

-- Given the year-on-year decrease in the toll revenue and the traffic volume of Nanjing-Shanghai Class 2 Highway, the Company set up an ad hoc department to deal with such

affairs of Nanjing-Shanghai Class 2 Highway as toll collection and management . A number of measures were adopted to strengthen road management and toll collection inspection. On the other hand, the toll collection was reviewed. As a result, there was an improvement in the operation of Nanjing-Shanghai Class 2 Highway in the first half of the year.

-- From January to June 2001, the average daily traffic volume passing through the toll gates of Nanjing-Shanghai Class 2 Highway amounted to approximately 40,531 vehicles, indicating a decrease of 0.83% over the corresponding period in last year, but the decrease was 2.47% less than that for the same period in last year. From January to June of 2001, the aggregate toll revenue was approximately RMB104,643,000, whereas the average daily toll was approximately RMB578,100, indicating a decrease of 4.01% in comparison with that over the corresponding period in last year. However, the decrease was 3.07% less than that for the corresponding period in last year.

-- At present, the Company is considering to adjust the distribution of the toll gates along Nanjing-Shanghai Class 2 Highway with a view to increasing the toll revenue by rationalizing the locations of these toll gates.

Nanjing section of the Nanjing-Lianyungang Highway

-- For the first half of 2001, following the opening of the entire Beijing-Shanghai Expressway and the re-allocation of the traffic volume of the road network, both the traffic volume and the toll revenue of Nanjing section of the Nanjing-Lianyungang Highway declined, as the average daily traffic volume going through the section was 8,470 vehicles, indicating a decrease of 17.5% in comparison with that over the corresponding period of last year. From January to June, the aggregate toll revenue was approximately RMB22,916,000 and the daily average toll revenue was approximately RMB126,600, indicating a decrease of 15.95% in comparison with that over the corresponding period in last year.

THE SITUATION OF THE NON-CORE BUSINESS

Non-core business

-- The Company established a company which would specialise in developing the non-core business. This is the first year of that company. By strengthening the management, exploring opportunities and reasonably leveraging the advantages of the expressways, various types of business were launched. From January to June, a turnover of RMB112,409,000 was realized, of which RMB9,132,000 was generated from advertising, RMB65,910,000 from the sale of gasoline, RMB34,317,000 from catering services provided, and RMB3,050,000 from the clearance of the obstacles, which were 194%, 99%, 134% and 97.5% of the corresponding figures over the corresponding period

in last year respectively.

Guangjing Expressway and Xicheng Expressway

-- Jiangsu Guangjing Expressway Co., Ltd. ("Guangjing Co.") and Jiangsu Xicheng Expressway Co., Ltd. ("Xicheng Co.") were merged to become Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng Co.") on 12th April, 2001.

-- Following the opening of the entire Beijing-Shanghai Expressway in December 1999, it quickly became a major artery, while Guangjing Expressway and Xicheng Expressway as composite road sections enjoyed all-time highs in its traffic volume.

-- From January to June in 2001, the distance weighted average daily traffic volume was 12,353 vehicles, and the average daily toll revenue was approximately RMB210,600, representing an increase by 54.64% and 54.74% respectively in comparison with those over the corresponding period in last year; the distance weighted average daily traffic volume of Xicheng Expressway was 11,222 vehicles, and the average daily toll revenue was approximately RMB276,900, indicating an increase by 32.40% and 41.35% in comparison with those over the corresponding period in last year respectively. The Company anticipates that the rapid growth in traffic volume and toll revenue of both Guangjing Expressway and Xicheng Expressway will continue.

Jiangyin-Yangtze Bridge

-- With the approval of Jiangsu Provincial Government, the standard tolls of Jiangyin-Yangtze Bridge were adjusted. There was an increase by approximately 35% on average. This guaranteed a substantial growth in toll revenue.

-- Moreover, as an integral part of Beijing-Shanghai Expressway, its traffic volume continued to grow. For the first half of 2001, the average daily traffic volume was 14,802 vehicles, and the average daily toll revenue was RMB631,300, indicating an increase of 9.4% and 45.6% in comparison with those over the corresponding period in last year. The growth in both the traffic volume and the toll revenue will continue.

INVESTMENTS OF THE COMPANY

The use of the proceeds from the H Share issue

-- The Company has issued 1,222,000,000 H Shares at the Issue Price of HK$3.11 per Share (equivalent to RMB3.33), with total proceeds of approximately RMB4,069,000,000, and after deducting the issuing expenses, the net proceeds amounted to RMB3,926,000,000.

Please also refer to the published version of this announcement in the South China Morning Post.

-- According to the plan for the Use of the Proceeds as disclosed in the Prospectus, as at 30th June, 2001, the proceeds have been used for the following purposes:

1. RMB1,345,786,000 was used to acquire the land use right of and the right to operate Nanjiang-Shanghai Class 2 Highway for a term of 15 years;

2. RMB601,855,000 and RMB1,398,016,000 were used, on the basis of the construction progress, to invest in and construct Guangjing Expressway and Xicheng Expressway respectively, in each of which the Company holds 85% interests.

3. RMB93,888,000 was used to construct and upgrade of the toll collection, the communication and the surveillance systems of Shanghai-Nanjing Expressway;

4. RMB250,000,000 was used to repay the loans; and

5. The balance of approximately RMB236,455,000 is deposited in a construction bank as liability reserves of Guangjing Expressway and Xicheng Expressway and as a remedial works reserve for the toll collection, the communication and the surveillance systems of Shanghai-Nanjing Expressway.

The use of the proceeds from the A Share issue

-- The use of the proceeds and the results (RMB'000)

Way of fund-raising	Investment project undertaken	Date of Application Undertaken	Total investment	Anticipated return	Actual investment project	Actual amount of investment	Date of actual investment
A Share Issue	Acquisition of 381,185,660 Shares in Yangtze Bridge Co.	2000-12-29	472,670,200	21.13%	Acquisition of 381,185,660 Shares in Yangtze Bridge Co.	472,670,200	2000-12-29

-- For the Proceeds not applied, the balance of the Proceeds from the A Share Issue will be used to acquire not less than 46,263,940 Shares in Yangtze Bridge Co. (representing 2.17% of the capital of the Company), thereby the Company increases its shareholding in the Yangtze Bridge Co. to over 20%. The fund is currently deposited in a commercial bank in the PRC.

Please also refer to the published version of this announcement in the South China Morning Post.

IV. FUTURE PROSPECTS

-- Rationalization of the locations of the toll gates. Through an analysis of the traffic volume of Nanjing-Shanghai Class 2 Highway, an application will be submitted for rationalizing the locations of the existing toll gates.

-- Investment in Suzhou-Jiading-Hangzhou Expressway. Pursuant to the relevant legal procedures of acquisition, the Company will actively proceed with the acquisition of Suzhou-Jiading-Hangzhou Expressway.

-- Increase in the shareholding interests in Yangtze Bridge Co. The Company will continue to finance the acquisition of part of the shareholding interests in Yangtze Bridge Co. by the proceeds fro

m A Shares issue, so that the Company will hold over 20% interests in Yangtze Bridge Co.

-- Completion of acceptance tests of the three major systems. The three major systems of Shanghai-Nanjing Expressway, namely, the toll collection, the communication and the surveillance systems, have been run on trial for a year. In the second half of this year, the Company will complete the acceptance tests of those systems, and will fully utilise the advantages of the hardware platform of the three major systems to raise the efficiency by advancing to the office automation of the Company.

-- Completion of the study of the business strategy of the Company. The Company will actively study the development strategy and direction of the Company, emphasis will be put on the discussion of the proposals concerning the positioning of the Company, its latest development plan, its medium to long-term development strategy and targets the development of the Company into a healthy, orderly and persistent orbit and lay down a solid foundation for the sustainable development of the Company.

-- To further the corporate restructuring. In order to be in line with the long-term strategic development of the Company, the Company will further its corporate restructuring, standardize its business practice and improve its management structure.

Please also refer to the published version of this announcement in the South China Morning Post.

V. CHANGES IN SHARE CAPITAL AND PROFILE OF SHAREHOLDERS

CHANGES IN THE SHARE CAPITAL

Unit: Shares

Share Capital Structure	Initial number of Shares	Placing in the period	Bonus Issue in the period	Capitalisation of Statutory Common Reserves during the period	New Issue	Other changes in the period	Number of Shares at period end
(I) Unlisted Shares							
1. Promoters Shares	3,381,214,600	--	--	--	--	--	3,381,214,600
- State-owned Shares	2,781,743,600	--	--	--	--	--	2,781,743,600
- Shares held by domestic legal persons	599,471,000	--	--	--	--	--	599,471,000
- Shares held by overseas legal persons	--	--	--	--	--	--	--
- Others	--	--	--	--	--	--	--
2. Subscription legal person Shares	284,532,900	--	--	--	--	--	284,532,900
3. Internal staff Shares	--	--	--	--	--	--	--
4. Preference Shares or others	--	--	--	--	--	--	--
Total of unlisted Shares	3,665,747,500	--	--	--	--	--	3,665,747,500
(II) Listed Shares							
1. Domestically listed RMB ordinary Shares	150,000,000	--	--	--	--	--	150,000,000

Please also refer to the published version of this announcement in the South China Morning Post.

	2. Domestically listed foreign Shares	--	--	--	--	--	--	--
	3. Overseas listed foreign Shares	1,222,000,000	--	--	--	--	--	1,222,000,000
	4. Others	--	--	--	--	--	--	--
	Total of Listed Shares	1,372,000,000	--	--	--	--	--	1,372,000,000
(III)	**Total Shares**	5,037,747,500	--	--	--	--	--	5,037,747,500

Description on the total number of Shares and changes in the structure during the period: There has been no change in the total number of Shares or in the shareholding structure during the period.

THE SHAREHOLDING OF THE MAJOR SHAREHOLDERS

Prior to 30th June, 2001, the top ten shareholders of the Company according to the register of the Company.

No.	Name of Shareholders	Number of Shares held at period	Changes in Shareholding (+/-)	Shareholding proportion in the Share Capital (%)	Shares pledged or subject to moratorium	Category of the Shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600	--	55.22	--	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	--	11.86	--	State-owned legal person Shares
3	The Capital Group	154,696,000	-57,516,000	3.07	--	H Shares
4	Huaxia Securities Company	16,660,000	--	0.33	--	Social legal person Shares
5	Shenyin Wanguo Securities Stock Company Limited	14,450,000	--	0.29	--	Social legal person Shares
6	Winner Glory Development Ltd.	12,000,000	--	0.24	--	H Shares

7	Jiangsu Xinsu Investment Management Company	8.570,000	-450,000	0.17	--	Social legal person Shares
8	Kunshan Land Development Company	7,500,000	--	0.15	--	Social legal person Shares
9	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000	--	0.12	--	Social legal person Shares
10	Huatai Securities Company Limited	4,150,000	--	0.08	--	Social legal person Shares

Connection between the top ten shareholders:

a. The top ten shareholders of the Company are not connected to one another;

b. During the period under review, the Company has not been notified of any pledge or moratorium of the Shares held by legal person shareholders holding Shares of over 5%;

c. During the period under review, none of the connected parties, strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of the placing of the new Shares.

VI. DISCLOSURE OF RELATED MATTERS

1. The profit appropriation plan and the capitalisation plan of the statutory common reserve formulated by the Company during the interim period:

   -- During the interim period, the Company has no intention to distribute or capitalise any statutory common reserve.

2. The profit distribution plan and the capitalisation plan of the statutory common reserve of the Company and their implementation in the previous year, and the implementation of the Placing plan during the period of report:

   -- The profit distribution plan of the Company for the year of 2000 was based on the total number of 5,037,747,500 Shares issued as at the end of 2000, and distributed to all shareholders was a cash bonus dividend of RMB0.90 (tax included) for every 10 Shares, that was approved at the Annual General Meeting for the year of 2000.

Please also refer to the published version of this announcement in the South China Morning Post.

-- Under an authorisation granted in the General Meeting on 9th June, 2001, the board of the Company published an announcement on the "Distribution of the Bonus Dividend" in the "China Securities", "Shanghai Securities", "South China Morning Post" and "Hong Kong Economic Times" simultaneously, that bonus distribution date was 21st June, and that the profit distribution plan for the previous year had been implemented.

3. Material litigation and arbitration during the report period:

-- The Company has no material litigation and arbitration during the report period.

4. A summary of the acquisition and the disposal of the assets and the merger of the Company and the progress thereof during the report period their impact on the financial position and the business results of the Company:

-- During the report period, the Company has no acquisition, merger or reorgnisation.

5. Material connected transactions of the Company during the report period.

-- The Company has no material connected transactions during the report period.

6. The "Tripartite" of listed company with the controlling shareholders on the staff, the assets and the finance:

-- The Company is totally independent of the controlling shareholder. None of the members of the senior management such as the general manager, deputy general manager or the secretary to the board receives any salaries from or takes any position in the company of the controlling shareholder.

-- The Company's assets are complete, and its operating assets are the property of the Company independently.

-- The Company has established its own finance department and independent accounting and financial management systems and holds independent accounts in the banks.

7. Other Material Contracts and their performance:

Please also refer to the published version of this announcement in the South China Morning Post.

As at 30th June, 2001, material contracts being performed by the Company include:

-- In respect of the loan contracts (being performed) between the Company and the relevant banks which involve RMB587,363,768 in aggregate, RMB57,363,768 is guaranteed by the Communications Holdings. The major contract thereof was the on-lending agreement entered into between the Company (the borrower) and the Bank of China Suzhou Branch (the lender or "on-lending bank") in Nanjing on 15th October 1998. Pursuant to the on-lending agreement, (1) the amount and the use of the loan: the loan set out in the agreement shall only be used to settle the foreign exchange portion of the total consideration under the commercial contract between China Technology Import and Export Co., Ltd. and exporter INDRASCA S.A. in respect of the equipment and technology required by Shanghai-Nanjing Expressway, being US$9,804,269.50; (2) the term of repayment: subject to the "Foreign Loan Agreement", the governmental loan portion shall be drawn down within 12 months from the date of the coming into effect of the commercial contract. The first date of repayment shall be 16th January 2007. The term of the loan shall be 30 years, with a grace period of 10 years and repayment period of 20 years. The loan shall be repaid half-yearly in 40 equal installments. The buyer's facility shall be drawn down within 10 months from the date of the commercial contract. The first date of repayment shall not be later than July 1999. The term of the loan shall be 7 years. The loan shall be repaid half-yearly in 14 equal installments.

-- The Company entered into a "Management Agreement in relation to the Operation and the Maintenance of the Nanjing Section of Nanjing-Lianyungang Highway" (being performed) with the Road Management Office on 8th April 1999. Pursuant to the management agreement, the Road Management Office was appointed by the Company to manage the operation and the maintenance of the Nanjing Section of Nanjing-Lianyungang Highway at a total consideration of 17% of the annual aggregate toll revenue of the Section each year.

Financial Management

-- During the report period, the Company entrusted a third party to handle the idle funds of RMB210,000,000 for short-term assets management. The Company entered into a RMB100,000,000 asset management agreement with Guotong Securities Company Limited. The term of the agreement started from 19th March 2001 until 19th March 2002; RMB110,000,000 asset management agreement was entered into with Suzhou Investment Company. The term of the agreement started from 10th May 2001 until 10th May 2002. The above assets management contracts have been discussed and approved by the senior management of the Company. In the first half of this year, 3% and 1% gains were generated from the management conducted by Guotong Securities Company Limited and Suzhou Investment Company respectively.

8. Guarantees given by the Company for the third parties:

-- As at 30th June, 2001, the Company has not provided any guarantee for any shareholder, connected parties or any other company.

9. The disclosure of the capital committments of the Company or the shareholders who hold over 5% interest:

-- During the report period, neither the Company nor the shareholders who hold over 5% interest has discussed their capital committments in any specified newspaper or website.

10. Other Material Issues:

Merger between Guangjing Company and Xicheng Company

-- In order to reduce the cost, streamline the organisations and raise the efficiency, Guangjing Co. and Xicheng Co., which were both the subsidiaries of the Company, completed a merger on 12th April 2001 (being the date of the issuance of the business license of the newly formed Guangjing Xicheng Co.). The shareholding of the Company in the Guangjing Xicheng Co. was the same (85%) as the original shareholding in the Guangjing Co. and the Xicheng Co., and the new company shall hold the assets of Guangjing Co. and the Xicheng Co., and assume all their liabilities.

The shareholding of the directors and supervisors

-- As at 30th June, 2001, record shows that none of the directors, supervisors, key officers or their connected parties is holding any interests in the registered share capital of the Company and its associated companies.

-- During the period, neither the Company nor its associated companies had any arrangement pursuant to which the directors, supervisors, key officers or their connected parties could subscribe the shares or debentures in the Company or its associated companies and obtain any benefits.

Purchase, sale and redemption of the Shares in the Company

-- As at 30th June, 2001, the Company has not purchased, sold or redeemed any of the Shares in the Company.

Pre-emptive Right to the Shares

-- Under the Articles of Association and the laws of the People's Republic of China, there is no provision regarding pre-emptive right to the shares. The Company is not required to offer any new Shares to the existing shareholders in proportion to their shareholdings.

Income Tax

-- Pursuant to the document (reference: Cai Shui [2000] No.99) issued by the Ministry of Finance in October 2000, the Company shall continue to be entitled to the preferential treatment of first paying taxes and then receiving tax refunds. The actual tax rate applicable to the Company is 15%.

Trust Deposits

-- As at 30th June, 2001, the Company has no trust deposits in any financial institutions in the PRC. There is also no default in any fixed deposit on maturity.

Risks of Loan Interest

-- The Company has no material foreign exchange risk. The Company obtained a loan facility of US$9,800,000 from the Spanish government in 1998. As at 30th June, 2001, the balance of the loan was US$6,930,000, but the Company is having a foreign exchange deposit of over US$25,000,000. This off-sets the foreign exchange risks.

11. Changes in the Directors and Supervisors:

-- On 9th April, 2001, the Company held the first extraordinary general meeting for the year of 2001. The Company's directors and supervisors were re-elected or replaced.

-- At the meeting, Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Cui Xiao Long, Mr. Zhu Yao Ting and Mr. Chen Xiang Hui were elected as the directors of the

Please also refer to the published version of this announcement in the South China Morning Post.

Company and service contracts were signed. Mr. Zhang Jun Yuan, Mr. Le Jia Hua and Ms. Xu Yi Qun resigned from the board for job changes. Mr. Zhang Quan Geng resigned for retirement. Their resignations were accepted. Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning were elected as the supervisors of the Company and service contracts were signed. Mr. Geng Liu Yu, Mr. Wu Zan Ping and Mr. Xing Guo Qiang resign from the supervisory board due to job changes. Their resignation was accepted.

VII. CODE OF BEST PRACTICE

The board of directors of the Company has not yet established an audit committee to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules (the "Code of Best Practice"). Instead, the Company's organisational structure has had a Supervisory Committee which carries out the functions similar to those of the audit committee, with the difference being that the Company's Supervisory Committee comprises five representatives (one of whom is an employee of the Company) who must be elected and removed in the general meeting and who will report to the general meeting instead of the board of directors, whereas an Audit Committee comprises the non-executive directors of a company. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company is, or was for any part of the period under review, not in compliance with the Code of Best Practice.

By order of the Board
Shen Chang Quan
Chairman
Nanjing, the PRC
21st August, 2001

Listed Companies Information

JIANGSU EXPRESS<0177> - Amendment to Results Announcement (advised by JIANGSU EX

Following the release of the interim results announcement of Jiangsu Expressway Company Limited (the "Company") on teletext on 21/8/2001, the Company subsequently notified the Exchange that certain other income amounting to RMB8,604,000, which were not included in profit from operation in corresponding period on 2000 were reclassified to profit from operations to conform with current year's presentation. Therefore, the Profit/(Loss) from Operations for last corresponding period should be RMB414,325,000 instead of RMB405,721,000 as previously announced.

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement of the 8th Meeting of the Third Board of Directors of 2001

It is hereby announced that the 8th meeting of the Third Board of Directors of the Company was held at 南京中心大酒店百花廳 on Tuesday, 21st August, 2001. Amongst the 11 directors, 8 were present at the Meeting. The Supervisory Committee and senior management were present at the Meeting, and the Meeting was chaired by the Chairman, Mr. Shen Chang Quan. The Meeting was held in accordance with the relevant requirements of the Company Law and the Company's Articles of Association. The Meeting has considered and approved, inter alia, the following resolutions:

1. Report and Summary of the 2001 First Half Year Results of the Company be considered and approved, and that no interim dividend be declared;

2. In order to carry out the undertakings to shareholders as set out in the A Share prospectus, a committee consisting of directors be set up and be authorised to handle matters in connection with the additional acquisition of shareholding in Jiangsu Yangtse Bridge Company Limited;

3. The establishment of an investment company, with the Company's share of capital contribution of not exceeding RMB100 million and the Company's shareholding of not less than 70% be approved, and a committee consisting of directors be set up and be authorised to deal with the matters;

4. Subject to the relevant Listing Rules being complied with, the management be authorised to deal with transactions (other than connected transactions) of value of less than 5% of the net assets of the Company and bank loans of less than 20% of total liabilities;

5. The investment by the Company of not exceeding RMB8,000,000 in approximately 25% of the share capital in 上海海德交通科技股份有限公司, be considered and approved.

Please also refer to the published version of this announcement in the South China Morning Post.

Other capital contributors include: 中交第一公路勘察設計院, 上海巨聯大屏幕監控技術有限公司, 柴瑞 and 上海弘晟置業有限公司;

6. The setting up of 匯獅樓酒店有限責任公司 with an independent legal person be considered and approved. Capital contribution of the Company shall not exceed RMB6,000,000 and shall represent not less than 70% of the capital of such company.

By order of the Board
Yao Yong Jia Lam Che Wah
Secretaries to the Board of Directors
Nanjing, the PRC
22nd August 2001

Please also refer to the published version of this announcement in the South China Morning Post.

JIANGSU EXPRESSWAY COMPANY LIMITED

(Established in the People's Republic of China with limited liability)

Connected Transaction - acquisition of 8.8% interest in Yangtze Bridge Company

SUMMARY

- The Company will acquire an approximately 8.8% interest in the Yangtze Bridge Company from NCIE for a total consideration of RMB244,189,503.25 (equivalent to approximately HK$230,367,445.80).

- The Acquisition will be funded by a portion of the proceeds from the A Share issue launched in December 2000 and the Company's internal resources.

- Upon completion of the Acquisition, Yangtze Bridge Company will become a 26.63% owned associated company of the Company.

- Despite NCIE is an independent third party not connected with the connected persons of the Company and their respective associates, since JCHC, the controlling shareholder of the Company, is interested in 44.37% of the capital of Yangtze Bridge Company, the Acquisition is a connected transaction pursuant to Rule 14.23(1)(b) and is subject to disclosure requirement under Rule 14.25(1) of the Listing Rules.

Please also refer to the published version of this announcement in the South China Morning Post.

Acquisition of 8.8% interest in Yangtze Bridge Company

The Board of Jiangsu Expressway Company Limited (the "Company") announces that it has entered into an acquisition agreement with National Communications Investment Enterprise Company ("NCIE") on 4th September, 2001 for the acquisition (the "Acquisition") of a further 8.8% interest in Jiangsu Yangtze Bridge Company, Limited ("Yangtze Bridge Company").

Acquisition agreement dated 4th September, 2001

Purchaser:	The Company
Vendor:	NCIE, a state owned enterprise and an independent third party not connected with the directors, chief executive, substantial shareholders and promoters of the Company and its subsidiaries and their respective associates
Sale Shares:	188,650,000 shares in Yangtze Bridge Company, representing approximately 8.8% interest in this company, with all rights attaching to the Sale Shares on the completion date and the right to receive any dividend of Yangtze Bridge Company for year 2000 which has not been declared or paid as at the date of the agreement
Consideration:	RMB244,189,503.25 (approximately HK$230,367,455.80 at the exchange rate of RMB106:HK$100) in cash payable upon completion. The consideration was determined after arm's length negotiation with reference to the consideration per share payable by the Company in the previous acquisition of approximately 17.83% interest in Yangtze Bridge Company.
Completion:	Completion is expected to be not later than the end of September, 2001.

Yangtze Bridge Company

Yangtze Bridge Company is a joint-stock limited liability company incorporated in the PRC in December 1992. Currently, the Company, Jiangsu Communications Holding Company Limited ("JCHC", formerly known as Jiangsu Communications Investment Corporation) and Huajian Communications and Economic Development Centre are holding approximately 17.83%, 44.37% and 21.64% respectively in Yangtze Bridge Company. Yangtze Bridge Company owns and has the right to operate, manage and collect toll charged for the use of the Jiangyin Yangtze Bridge for a period of 30 years commencing from 28th September, 1999, the date on which the bridge open to traffic.

Please also refer to the published version of this announcement in the South China Morning Post.

The approved total investment and the registered capital of Yangtze Bridge Company are approximately RMB3.4 billion and RMB2.1 billion, respectively. The audited net tangible assets of Yangtze Bridge Company as at 31st December, 1999 and 31st December, 2000 were approximately RMB2,312,239,323 and RMB2,334,523,787, respectively. Net Profit after taxation and extraordinary items for the two years ended 31st December, 1999 and 2000 were approximately RMB1,961,753 and RMB46,420,592 respectively.

Jiangyin Yangtze Bridge

Jiangyin Yangtze Bridge is designed as a single span steel suspension bridge. The length of its main span is approximately 1,385 metres, with the north approach bridge approximately 1,518 metres long and the south approach approximately 168 metres long. Jiangyin Yantze Bridge is an approximately 3,071 metres long, dual three-lane toll bridge, with a design speed of 100km per hour. The designed capacity of the bridge is approximately 60,000 vehicles per day.

The Jiangyin Yangtze Bridge connects the Guangjing Expressway in Jingjiang Town and the Xicheng Expressway in Jiangyin Town, both of which are 85% owned by the Company which link up the Najing-Nantong Highway and the Shanghai Nanjing Expressway and constitutes an important section of the Tongjiang-Sanya National Highway and the Beijing-Shanghai National Highway.

Reasons for and Benefits of the Acquisition

The principal business of the Company includes the development and management of toll collecting highways in Jiangsu Province. The Acquisition represents a natural extension of and will expand the Company's current asset base and is in line with the Company's business growth focus. Upon completion of the Acquisition, Yangtze Bridge Company will become a 26.63% owned associated company of the Company.

The Directors (including the independent non-executive directors) consider that the Acquisition is in the interest of the Company and taking into account the terms of the Agreement the aggregate consideration for the Acquisition is fair and reasonable. The Acquisition will lead to an increase in the sharing of profit to be generated from the toll income from Jiangyin Yangtze Bridge. The Acquisition will be financed by internal resources and the proceeds of the A Share issue as set out in the Company's announcement dated 20th December, 2000 which highlighted the contents of the prospectus of the Company in relation to the A Share issue and the listing of the A Shares on the Shanghai Stock Exchange.

Please also refer to the published version of this announcement in the South China Morning Post.

Connected Transaction

Despite NCIE is an independent third party not connected with the connected persons of the Company and their respective associates, since JCHC, the controlling shareholder of the Company, is interested in 44.37% interest in Yangtze Bridge Company, and thus a substantial shareholder of Yangtze Bridge Company the Acquisition is a connected transaction pursuant to Rule 14.23(1)(b) and is subject to disclosure requirement under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

General Information

Details of the Acquisition as required under Rule 14.25(1) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

JCHC is a PRC State-owned limited liability company incorporated under the supervision of the People's Government of the Jiangsu Province. JCHC was authorised by the People's Government of the Jiangsu Province to hold the State-owned Shares of the Company pursuant to an administrative direction (Suzhengfa 132 of 2000) dated 23 May 2000. Prior to the change of name from Jiangsu Communications Investment Corporation, this holding company was under the supervision of the Jiangsu Communications Department (which in turn is under the supervision of the People's Government of the Jiangsu Province).

By the order of the Board of
Yao Yong Jia
Company Secretary
Nanjing, the PRC, 4th September, 2001


Information

IMPORTANT : The board of directors warrants that no information set out herein is false, misleading or omitted in any material respect, and are severally and jointly liable for the authenticity accuracy and completeness thereof.

(1) Name of Company in Chinese: 江蘇寧滬高速公路股份有限公司
Stock Name of A Shares: 寧滬高速
Stock Code of A Shares: 600377
Stock Name of H Shares: Jiangsu Expressway
Stock Code of H Shares: 0177
Name of Company in English: Jiansu Expressway Company Limited
Abbreviation of English name: Jiangsu Expressway

(2) Registered Address of the Company: Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC
Office Address: Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC
Postcode: 210004
Official Website: http://www.jsexpressway.com
E-mail Address: bgs@jsexpressway.com

(3) Legal Representative: Shen Chang Quan

(4) Secretary to the Board of Directors: Yao Yong Jia
Telephone: 86-25-4469332
Fax: 86-25-4466643
E-mail Address: bgs@jsexpressway.com
Contact Address: Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC

Securities Officers: Jiang Tao, Lou Qing, Bian Qing Mei
Telephone: 86-25-4200999-4705, 4706
Fax: 86-25-4466643
E-mail Address: bgs@jsexpressway.com

(5) Interim Report available at: Shanghai Stock Exchange, 528 Pudong South Road, Shanghai City
Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
The Headquarters of the Company, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC

(6) Stock Exchanges on which shares of the Company are listed: Shanghai Stock Exchange and Hong Kong Stock Exchange

(7) Medium designated for disclosure of information:
Website: http://www.sse.com.cn
Newspapers designated for regular announcements: Shanghai Securities, China Securities, South China Morning Post, Hong Kong Economic Times

(8) Scope of Operation: Construction, maintenance and management of highways; toll collection pursuant to the relevant rules and regulations; passenger and cargo transport; warehousing; retail of petroleum products (limited to the approved branch offices); design, production and release of printed matters and advertising in the People's Republic of China (the "PRC") and the billboards, lamp-boxes and electronic display boards along the related highways; garages; accommodation, catering, food and retail of cigarettes (but to that extent only) (limited to the approved branch offices); technical consultancy; sale of general merchandise, textiles, groceries, hardware, transport equipment and electrical household appliances, chemical products (other than hazardous products), automobile spare parts, and motorcycle spare parts; retail and lease of books and magazines (limited to the approved branch offices).


Financial Report

The interim accounting report of the Company has been reviewed by Arthur Andersen & Co.

AUDITOR'S REVIEW REPORT

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED

We have reviewed the accompanying condensed consolidated balance sheet of Jiangsu Expressway Company Limited (the "Company") and its subsidiary (hereinafter together with the Company referred to as the "Group") as of 30th June, 2001, and the related condensed consolidated statements of income, changes in equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed financial statements based on our review.

We conducted our review in accordance with the International Standards on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical produces applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standards nor comply with Appendix 16 of the Rules governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Arthur Andersen & Co.

Hong Kong, the People's Republic of China
21st August, 2001


Condensed
Statements

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS

For the six months ended 30th June, 2001

(With comparatives for the six months ended 30th June, 2000)

		For the six months ended 30th June,	
		2001	2000
		(unaudited)	(unaudited)
	Note	*RMB'000*	*RMB'000*
Revenue, net		826,956	722,454
Operating cost		(351,110)	(299,659)
Gross profit		475,846	422,795
Administrative expenses		(27,760)	(17,074)
Other revenue from operations, net		4,552	8,604
Profit from operations		452,638	414,325
Finance cost		7,687	(12,992)
Share of profits from an associated company		5,652	2,647
Profit before taxation and minority interests	3	465,977	403,980
Income tax expense	4	(65,426)	(119,315)
Profit after taxation but before minority interests		400,551	284,665
Minority interests		(7,043)	(5,499)
Net profit for the period		393,508	279,166
Dividends	5	453,397	391,020
Earnings per share			
- Basic	6	RMB0.0781	RMB0.0571
- Diluted		Not applicable	Not applicable


Condensed
Balance Sheets

JIANGSU EXPRESSWAY COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
As of 30th June, 2001
(With comparatives as of 31st December, 2000)

	Note	As of 30th June, 2001 (unaudited) *RMB'000*	As of 31st December, 2000 (audited) *RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment		10,011,490	10,126,483
Land use rights		1,624,641	1,637,477
Investment in an associated company		52,976	52,194
Long-term investment		472,670	472,670
Long-term receivable, net of current portion		77,112	81,067
Intangible assets		—	3,188
Total non-current assets		12,238,889	12,373,079
Current assets			
Inventories		8,536	6,755
Due from a related party	11	—	800
Prepayments and other receivables	8	108,113	41,431
Current portion of long-term receivable		7,480	7,050
Short-term investments	9	210,000	—
Cash and cash equivalents		740,592	970,993
Total current assets		1,074,721	1,027,029
TOTAL ASSETS		13,313,610	13,400,108



SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	As of 30th June, 2001 (unaudited) *RMB'000*	As of 31st December, 2000 (audited) *RMB'000*
Shareholders' equity			
Share capital	10	5,037,748	5,037,748
Reserves	7	7,018,054	7,077,943
Total shareholders' equity		12,055,802	12,115,691
Minority interests		350,994	343,951
Non-current liabilities			
Long-term bank loans, net of current portion		52,921	43,286
Deferred tax liabilities		6,156	—
Total non-current liabilities		59,077	43,286
Current liabilities			
Short-term bank loans		530,000	580,000
Current portion of long-term bank loans		4,442	3,437
Payables on construction projects		159,691	167,031
Other payables		117,000	89,633
Due to a related party	11	—	3,185
Provision for tax		20,815	31,499
Dividends payable		15,789	22,395
Total current liabilities		847,737	897,180
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		13,313,610	13,400,108


Condensed Consolida
Flow Statements

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARY
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the six months ended 30th June, 2001
(With comparatives for the six months ended 30th June, 2000)

	For the six months ended 30th June,	
	2001 (unaudited) *RMB'000*	2000 (unaudited) *RMB'000*
Net cash inflow from operating activities	493,394	469,810
Net cash outflow from investing activities	(214,676)	(562,773)
Net cash outflow from financing activities	(509,119)	(265,774)
Decrease in cash and cash equivalents	(230,401)	(358,737)
Cash and cash equivalents, beginning of period	970,993	948,761
Cash and cash equivalents, end of period	740,592	590,024


Condensed Consolidated Statem
anges in Equity

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June, 2001
(With comparatives for the six months ended 30th June, 2000)

	From 1st January to 30th June, 2001 (unaudited)						
	Share capital *RMB'000*	Share premium *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Revaluation surplus *RMB'000*	Unappropriated profit *RMB'000*	Total *RMB'000*
Balance as of 1st January, 2001	5,037,748	5,730,454	215,694	107,848	—	1,023,947	12,115,691
Dividends declared after 31st December, 2000	—	—	—	—	—	(453,397)	(453,397)
Net profit for the six months ended 30th June, 2001	—	—	—	—	—	393,508	393,508
Balance as of 30th June, 2001	5,037,748	5,730,454	215,694	107,848	—	964,058	12,055,802

	From 1st January to 30th June, 2001 (unaudited)						
	Share capital *RMB'000*	Share premium *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Revaluation surplus *RMB'000*	Unappropriated profit *RMB'000*	Total *RMB'000*
Balance as of 1st January, 2000	4,887,748	5,265,954	146,606	73,304	5,518	824,775	11,203,905
Dividends declared after 31st December, 1999	—	—	—	—	—	(391,020)	(391,020)
Net profit for the six months ended 30th June, 2000	—	—	—	—	—	279,166	279,166
Transfer from valuation surplus to unappropriated profit	—	—	—	—	(99)	99	—
Balance as of 30th June, 2000	4,887,748	5,265,954	146,606	73,304	5,419	713,020	11,092,051


Notes to the Condensed

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of 30th June, 2001
(With comparatives for the six months ended 30th June, 2000 and as of 31st December, 2000)

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The accompanying condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The principal accounting policies adopted in preparing the interim financial statements of the Group are the same as those adopted in the preparation of the annual financial statements as of and for the year ended 31st December, 2000, except that financial instruments are recognised and measured in accordance with IAS 39, which is effective from 1st January, 2001 (Note 13). In addition, there is no change of accounting policies as the result of the effectiveness of revised IAS 12, which is also effective from 1st January, 2001.

2. PRINCIPLES AND BASIS OF CONSOLIDATION

The accompanying condensed consolidated financial statements include the accounts of Jiangsu Expressway Company Limited (the "Company") and its consolidated subsidiary (hereinafter together with the Company referred to as the "Group").

All significant intercompany balances and transactions, including intercompany profits and losses and resulting unrealised profits and losses are eliminated on consolidation. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

A subsidiary is a company over which the Company exercises control. Control exists when the Company has the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from its activities.

Details of the Group's consolidated subsidiaries:

As of 30th June, 2001

Name of subsidiary	Country of incorporation and date of incorporation	Company's equity interest	Registered capital *RMB'000*	Principal activities
Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng")	PRC 16th September, 1997	85% (directly held)	850,000	Construction, management and operation of expressway

As of 31st December, 2000

Name of subsidiary	Country of incorporation and date of incorporation	Company's equity interest	Registered capital *RMB'000*	Principal activities
Jiangsu Xicheng Expressway Co., Ltd. ("Jiangsu Xicheng")	PRC 16th September, 1997	85% (directly held)	600,000	Construction, management and operation of expressway
Jiangsu Guangjing Expressway Co., Ltd. ("Guangjing Xicheng")	PRC 16th September, 1997	85% (directly held)	250,000	Construction, management and operation of expressway

As of 12th April, 2001, Jiangsu Xicheng took over Jiangsu Guangjing's assets and liabilities at book value and changed its name to Guangjing Xicheng. Jiangsu Guangjing has cancelled its legal registration.

3. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests in the condensed consolidated income statements was determined after (crediting) charging the following items:

	For the six months ended 30th June, 2001 (unaudited) *RMB'000*	2000 (unaudited) *RMB'000*
Gain on disposal of short-term investment	(3,996)	(6,670)
Interest income	(16,229)	(11,103)
Interest expenses	9,755	25,221
Less: Amounts capitalised in construction-in-progress	(1,213)	(1,126)
Finance (income) cost	(7,687)	12,992
Depreciation of property, plant and equipment	130,197	118,890
Amortization of land use rights	12,836	11,274
Amortization of intangible assets	3,188	3,829
Impairment losses relating to property, plant and equipment included in operating cost	5,040	—
Staff cost	38,629	33,134
Provision for doubtful debts	369	—

4. TAXATION

The Company and its subsidiary are subject to EIT levied at a rate of 33% of taxable income based on their audited accounts prepared in accordance with the laws and regulations in the PRC.

Pursuant to relevant documents issued by the Finance Department of Jiangsu Province (the "Jiangsu Finance Department"), the Company was granted financial refunds equal to 18% of its taxable income in respect of EIT paid on the income generated from the operations of the Shanghai-Nanjing Expressway.

Pursuant to the relevant documents mentioned above, income generated from the operations of the Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 33% of its taxable income in respect of EIT.

Pursuant to relevant documents issued by the Jiangsu Finance Department, Jiangsu Xicheng and Jiangsu Guangjing were granted financial refunds equial to 18% of its taxable income in respect of EIT.

Pursuant to Cai Shui [2000] No. 99 issued in October 2000, the above preferential tax treatment would remain effective until 31st December, 2001.

Pursuant to Cai Shui [1994] No. 1 issued by State Tax Bureau in 1994, and confirmed by Jiangsu Provincial Tax Bureau, Jiangsu Xicheng and Jiangsu Guangjing were entitled to full exemption from EIT for 2000 and a 50% reduction in EIT for 2001.

During the interim reporting periods, income tax expense in the condensed consolidated income statements comprised:

	For the six months ended 30th June,	
	2001	2000
	(unaudited)	(unaudited)
	RMB'000	*RMB'000*
Taxation		
- current	135,074	118,491
- financial refunds received	(77,350)	—
	57,724	118,491
Deferred taxation	6,156	(49)
	63,880	118,442
Share of income tax of an associated company	1,546	873
	65,426	119,315

There were no Hong Kong profits tax liabilities as the Group did not earn any income subject to Hong Hong profits tax.

As of 30th June, 2001, there was no material unprovided deferred tax.

5. DIVIDENDS

During this interim reporting period, the shareholder's meeting approved the dividend appropriation for 2000 of approximately RMB453,397,275 (RMB0.09 per share) (corresponding period of 2000: RMB391,019,800, RMB0.08 per share).

The directors do not recommend any interim dividend for the six months ended 30th June, 2001 (corresponding period of 2000: nil).

6. EARNINGS PER SHARE

The calculation of basic earnings per share was based on the unaudited consolidated net profit of approximately RMB393,508,000 for the six months ended 30th June, 2001 (corresponding period of 2000: approximately RMB279,166,000) divided by the weighted average number of 5,037,747,500 ordinary shares (corresponding period of 2000: 4,887,747,500 shares) in issue during the period.

The diluted earnings per share was not calculated, because no potential shares existed.

7. RESERVES

In accordance with the PRC Company Law and the Company's articles of association, the Company and its subsidiary are required to appropriate 10 per cent. of their annual statutory net profits (after offsetting any prior years' losses) to a statutory surplus reserve account ("SSR") respectively. When the balance of such reserve reaches 50 per cent. of each entity's share capital, any further appropriation is optional. SSR can be utilized to offset prior years' losses or to increase share capital. However, SSR must be maintained at a minimum of 25 per cent. of share capital after such usage.

The directors have resolved that the statutory public welfare fund ("SPWF") is to be utilized to build or acquire capital items respectively, such as dormitories and other facilities for the Company and its subsidiary's employees, and can not be used to pay for staff welfare expenses. Titles of these capital items will remain with the Company and its subsidiary.

Pursuant to the Notice [1995] 31 issued by Ministry of Finance (the "MOF") on 24th August, 1995, the amount of profit available for distribution to the shareholders will be determined based on the lower of unappropriated profits determined in accordance with (i) PRC accounting standards and regulations, and (ii) IAS or Hong Kong Statements of Standard Accounting Practice.

There is no appropriation of net profit to SSR and SPWF during the six months ended 30th June, 2001. In accordance with the Company's articles of association, these appropriations will be proposed by the Board of Directors for the approval from the annual general meetings of shareholders.

8. PREPAYMENTS AND OTHER RECEIVABLES

	As of 30th June, 2001 (unaudited) *RMB'000*	As of 31st December, 2000 (audited) *RMB'000*
Prepayments	61,241	3,695
Interest receivable	10,665	4,498
Due from Yicao Road	8,900	17,800
Others	26,507	15,438
	107,313	41,431

9. SHORT-TERM INVESTMENT

During the period, The Company signed two short-term assets management contracts with Guotang Securities Company Limited and Suzhou Investment Company Limited amounting to RMB 100,000,000 and RMB110,000,000 respectively. These agreements will mature on 19th March, 2002 and 10th May, 2002 respectively.

10. SHARE CAPITAL

There was no movement in the share capital of the Company in the interim reporting periods.

11. RELATED PARTY TRANSACTIONS

(a) **Name of related party and relationship**

Name	Relationship with the Company
Jiangsu Communications Holding Company Ltd.	*The ultimate parent company*

(b) **Related party transactions**

During the interim period, the Company did not have material related party transactions.

(c) **Related party balances**

As of 30th June, 2000, the Company did not have related party balances.

12. COMMITMENTS

The Group and the Company had capital expenditure commitments of approximately RMB14,000,000 (which had been contracted but not provided for), mainly to upgrade the present communications, surveillance and control and toll collection system for Shanghai-Nanjing Expressway as of 30th June, 2001 (RMB28,000,000 as of 31st December, 2000).

13. CHANGE IN ACCOUNTING POLICY

From 1st January, 2001, the Group changed its accounting policy with respect to the recognition and measurement of the financial instruments to conform to IAS 39 "Financial Instruments: Recognition and Measurement".

After initial recognition of a financial asset or financial liability at cost, the Group measures each major class of the financial instruments, at amortized cost in accordance with IAS 39. Regular way purchases and sales of financial assets are accounted for at trade date.

The financial effects of adopting IAS 39 did not have a significant effect to the opening balances to these condensed financial statements.

The fair value of these financial assets are determined according to note 14.

14. FINANCIAL RISK MANAGEMENT

(a) **Financial risk factors**

The Group activities expose it to a variety of financial risks, including credit risk and interest rate risk.

Financial risk management is carried out by the Finance Department under policies approved by the Board of Directors.

Credit risks, or the risk of counterparties defaulting, are controlled by the application of credit terms and monitoring procedures. The Group has no significant concentration of credit risk.

The Group's income and operating cash flows are substantially independent of changes in market prices interest rates.

(b) **Fair value estimation**

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. In assessing the fair value of non-trading securities and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

THE DIFFERENCES BETWEEN THE PRC ACCOUNTING STANDARDS AND THE IAS

	Net Profit	Net Asset
According to the PRC Accounting Standards	365,836,146	13,685,249,610
IAS adjustments:		
- Write-back of depreciation on assets carried at valuation	15,173,628	(1,641,945,064)
- Amortization of Land Use Rights calculated on the basis of a sinking fund calculation	18,654,224	18,654,224
- Deferred taxation	(6,155,894)	(6,155,894)
Amount adjusted pursuant to the IAS	393,508,104	12,055,802,876


Changes in Sha al and Profile of
Shareholders

CHANGES IN THE SHARE CAPITAL

Unit: Shares

	Share Capital Structure	Initial number of Shares	Placing in the period	Bonus Issue in the period	Capitalisation of Statutory Common Reserves during the period	New Issue	Other changes in the period	Number of Shares at period end
(I)	**Unlisted Shares**							
1.	Promoters Shares	3,381,214,600	—	—	—	—	—	3,381,214,600
	– State-owned Shares	2,781,743,600	—	—	—	—	—	2,781,743,600
	– Shares held by domestic legal persons	599,471,000	—	—	—	—	—	599,471,000
	– Shares held by overseas legal persons	—	—	—	—	—	—	—
	– Others	—	—	—	—	—	—	—
2.	Subscription legal person Shares	284,532,900	—	—	—	—	—	284,532,900
3.	Internal staff Shares	—	—	—	—	—	—	—
4.	Preference Shares or others	—	—	—	—	—	—	—
	Total of Unlisted Shares	3,665,747,500	—	—	—	—	—	3,665,747,500
(II)	**Listed Shares**							
1.	Domestically listed RMB ordinary Shares	150,000,000	—	—	—	—	—	150,000,000
2.	Domestically listed foreign Shares	—	—	—	—	—	—	—
3.	Overseas listed foreign Shares	1,222,000,000	—	—	—	—	—	1,222,000,000
4.	Others	—	—	—	—	—	—	—
	Total of Listed Shares	1,372,000,000	—	—	—	—	—	1,372,000,000
(III)	**Total Shares**	5,037,747,500	—	—	—	—	—	5,037,747,500

Description on the total number of Shares and changes in the structure during the period: There has been no change in the total number of Shares or in the shareholding structure during the period.

THE SHAREHOLDING OF THE MAJOR SHAREHOLDERS

Prior to 30th June, 2001, the top ten shareholders of the Company according to the register of the Company were as follows:

No.	Name of Shareholders	Number of Shares held at period	Changes in Shareholding (+/-)	Shareholding proportion in the Share Capital (%)	Shares pledged or subject to moratorium	Category of the Shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600	—	55.22	—	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	—	11.86	—	State-owned legal person Shares
3	The Capital Group Companies, Inc.	154,696,000	(57,516,000)	3.07	—	H Shares
4	Huaxia Securities Company	16,660,000	—	0.33	—	Social legal person Shares
5	Shenyin Wanguo Securities Stock Company Limited	14,450,000	—	0.29	—	Social legal person Shares
6	Winner Glory Development Ltd.	12,000,000	—	0.24	—	H Shares
7	Jiangsu Xinsu Investment Management Company	8,570,000	(450,000)	0.17	—	Social legal person Shares
8	Kunshan Land Development Company	7,500,000	—	0.15	—	Social legal person Shares
9	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000	—	0.12	—	Social legal person Shares
10	Huatai Securities Company Limited	4,150,000	—	0.08	—	Social legal person Shares

CONNECTION BETWEEN THE TOP TEN SHAREHOLDERS

1. The top ten shareholders of the Company are not connected to one another;

2. During the report period under review, the Company has not been notified of any pledge or moratorium of the Shares held by legal person shareholders holding Shares of over 5%;

3. During the report period under review, none of the connected parties, strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of the placing of the new Shares.



BUSINESS REVIEW AND OUTLOOK

(1) MANAGEMENT DISCUSSION AND ANALYSIS

1. **The scope of the core operations and their performance:**

Jiangsu Expressway Company Limited (the "Company") was a joint stock company incorporated in Jiangsu Province of the PRC on 1st August, 1992. On 27th June, 1997, the Company was listed in Hong Kong and 1,222,000,000 H Shares were issued. In December 2000, 150,000,000 A Shares of the Company were successfully issued and were listed on Shanghai Stock Exchange on 16th January, 2001. The dual listing in the PRC and Hong Kong has been facilitating the fund raising activities and the finance of the Company to raise funds and obtain financing and providing room for the Company's future development.

As at 30th June, 2001, the Company has seven operation or management projects: the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") with the land use right and the right of operation for 30 years; the Jiangsu section of Nanjing-Shanghai Class 2 Highway ("Nanjing-Shanghai Class 2 Highway") with the land use right and the right of operation for 15 years; the Nanjing section of Nanjing-Lianyungang Highway ("Nanjing section of Nanjing-Lianyungang Highway") with the right to collect tolls for 30 years; 85% interests in Jiangsu Guangjing-Xicheng Expressway Co. Ltd. ("Guangjing-Xicheng Co."); 33.2% interests in Jiangsu Kuailu Transportation Co. Ltd. ("Jiangsu Kuailu Co."); 49% interests in Yixing Yicao Highway Co., Ltd. ("Yicao Co."); and 17.83% interests in Jiangsu Yangtze Bridge Company Limited ("Yangtze Bridge Co.").

The total revenue for the six months ended 30th June, 2001 was RMB772,194,643, the net revenue after income-related taxation was approximately RMB735,576,549. There was an increase by approximately 11.56% in comparison with that over the corresponding period in last year. The toll revenue from Nanjing-Shanghai Expressway was approximately RMB532,226,338, representing approximately 68.92% of the total revenue. The toll revenue from Nanjing-Shanghai Class 2 Highway was approximately RMB104,643,025, representing 13.55% of the total revenue. The toll revenue from the Nanjing section of Nanjing-Lianyungang Highway was approximately RMB22,916,113, representing 2.97% of the total revenue. The revenue from other operations amounted to approximately RMB112,409,167, representing 14.56% of the total revenue. The return on investment in

Guangjing Expressway and Xicheng Expressway, which are both invested and constructed by the Company, amounted to approximately RMB39,909,798. The return on investment in Jiangsu Kuailu Co. in which the Company has invested amounted to approximately RMB4,105,677. The return on investment in Yicao Co. was approximately RMB5,375,125, whereas the proceeds from other investments amounted to RMB3,995,848. After reviewing by Arthur Andersen Hua Qiang Co. and Arthur Andersen Co., in accordance with the accounting practice in the PRC, the profit after taxation for the period from January to June 2001 was approximately RMB365,836,146. The earnings per share were approximately RMB0.0726. There was an increase of 37.69% in comparison with those over the corresponding period in last year. In accordance with the IAS, the after-tax profit of the Company was approximately RMB393,508,000. The earnings per share were approximately RMB0.0781. There was an increase of 40.96% in comparison with those over the corresponding period in last year.

The main reasons for the growth in the profit include:

— The traffic volume of Shanghai-Nanjing Expressway grew by 14.48% in comparison with that over the corresponding period in last year;

— Both Xicheng Expressway and Guangjing Expressway were just opened to traffic and in their rapid growth stage. Their respective traffic volumes increased by 32.40% and 54.64% in comparison with those over the corresponding period in last year;

— The Company received tax rebate income of financial refunds in the first half of this year;

— The toll collection and the management of Nanjing-Shanghai Class 2 Highway were enhanced effectively;

— Additional emphasis was put on the non-core business and extra revenue was generated from the non-core business;

— Better use and reasonable allocation of funds substantially reduced the financial expenditure;

— Measures were taken to economize on the expenditure and consumption making the expenditure be within the budget formulated at the beginning of the year.

Shanghai-Nanjing Expressway

In the first half of 2001, following the consistent steady growth of the economy of the PRC and Jiangsu, and the opening of the expressway from Beijing to Shanghai to traffic, both the traffic volume and the toll revenue of Nanjing-Shanghai Expressway, which is at its fifth year of operation, continue having a double-digit growth.

From January to June of 2001, the aggregate traffic volume of Shanghai-Nanjing Expressway reached 11,570,000 vehicles, its average daily volume reached 63,921 vehicles, and its distance weighted average daily volume was approximately 19,899 vehicles, indicating an increase by approximately 14.48% in comparison with that over the corresponding period in last year. The ratios of the average vehicles of types 1 to 6 in the first half year were approximately 45.44%, 25.43%, 20.73%, 7.17%, 1.22% and 0.18% respectively, which were relatively stable as compared with the structure of the vehicle types in the corresponding period of last year.

A comparison of the distance weighted average daily traffic volume

Month	2001 *(Vehicles/day)*	2000 *(Vehicles/day)*
January	18,508	16,797
February	18,818	14,733
March	20,005	18,001
April	20,938	19,184
May	20,730	18,204
June	20,340	17,254
Average for the first half of the year	19,899	17,382

The aggregate toll revenue of Shanghai-Nanjing Expressway from January to June of 2001 was approximately RMB532,230,338, and the average daily toll was approximately RMB2,940,500, indicating an increase of approximately 16.36% in comparison with RMB2,527,000 over the corresponding period in last year. This shows that Shanghai-Nanjing Expressway maintains a rather high growth driven by economic development, and as the key artery of the region between Shanghai and Nanjing it will no doubt bring forth attractive returns on the investment by the Company.

A comparison of the toll revenue of the Shanghai-Nanjing Expressway

Month	2001 *(RMB'000/day)*	2000 *(RMB'000/day)*
January	2,690	2,462
February	2,820	2,128
March	2,989	2,629
April	3,110	2,803
May	3,037	2,592
June	2,993	2,531
Average for the first half of the year	2,940	2,527

In the first half of this year, the Company strengthened the maintenance of the roads with emphasis on quality, furthered the establishment of a sound system of maintenance, adopted a scientific approach in maintaining the roads and formulated a preliminary medium to long-term framework of scientific and technology research with emphasis on road surface. Special projects were launched to maintain the road surface seriously. The management of the special projects was also strengthened. The above activities were conducted to ensure the maintenance work would be carried out scientifically, timely and persistently and that the roads would be safe and smooth and would have sound appearances. Post-evaluation was launched seriously in respect of Shanghai-Nanjing Expressway in preparation for the examination to be conducted by the Ministry of Communications.

The Company continued strengthening both of its dynamic and static road management. It adhered to the principle that road management should be subject to a set of rules and regulations and standards. The Company is also keen to enforce the laws in a well-disciplined manner and enhance the patrolling system. Breaches of the law were spotted and stopped in time. Accordingly, the drivers were protected and the Company's interests in the road were upheld. The safety and the smoothness of the road were secured.

The operation of the three major systems of Shanghai-Nanjing Expressway, namely, toll collection, communication and monitoring brought about satisfactory effects. The 29 variable notice boards and 36 variable maximum speed limit boards released and announced the information regarding traffic accidents and traffic flow in a timely manner. As a result, the flow of traffic could be controlled and directed and road safety was enhanced. Besides, the newly established internal communication system saved the cost of communication.

Nanjing-Shanghai Class 2 Highway

Given the year-on-year decrease in the toll revenue and the traffic volume of Nanjing-Shanghai Class 2 Highway, the Company set up an ad hoc department to deal with such affairs of Nanjing-Shanghai Class 2 Highway as toll collection and management. A number of measures were adopted to strengthen road management and toll collection inspection. On the other hand, the toll collection was reviewed. As a result, there was an improvement in the operation of Nanjing-Shanghai Class 2 Highway in the first half of the year.

From January to June 2001, the average daily traffic volume passing through the toll gates of Nanjing-Shanghai Class 2 Highway amounted to approximately 40,531 vehicles, indicating a decrease of 0.83% over the corresponding period in last year, but the decrease was 2.47% less than that for the same period in last year. From January to June of 2001, the aggregate toll revenue was approximately RMB104,643,025, whereas the average daily toll was approximately RMB578,100, indicating a decrease of 4.01% in comparison with that

over the corresponding period in last year. However, the decrease was 3.07% less than that for the corresponding period in last year.

At present, the Company is considering to adjust the distribution of the toll gates along Nanjing-Shanghai Class 2 Highway with a view to increasing the toll revenue by rationalizing the locations of these toll gates.

Nanjing section of the Nanjing-Lianyungang Highway

For the first half of 2001, following the opening of the entire Beijing-Shanghai Expressway and the re-allocation of the traffic volume of the road network, both the traffic volume and the toll revenue of Nanjing section of the Nanjing-Lianyungang Highway declined, as the average daily traffic volume going through the section was 8,470 vehicles, indicating a decrease of 17.5% in comparison with that over the corresponding period in last year. From January to June, the aggregate toll revenue was approximately RMB22,916,113 and the daily average toll revenue was approximately RMB126,600, indicating a decrease of 15.95% in comparison with that over the corresponding period in last year.

2. **Other operating activities which have a significant effect on the profit of the Company:**

Non-core Projects

At the end of last year, the Company established a company, which does not have the status of a legal person but is a subsidiary subject to internal audit, to specialise in operating and developing the non-core business. This is the first year of operation of that company. By strengthening the management, exploring opportunities and reasonably leveraging the advantages of the expressways, various types of business were launched. From January to June, a turnover of RMB112,409,000 was realized, of which RMB9,132,000 was generated from advertising, RMB65,910,000 from the sale of gasoline, RMB34,317,000 from catering services provided, and RMB3,050,000 from the clearance of the obstacles, which were 194%, 99%, 134% and 97.5% of the corresponding figures over the corresponding period in last year respectively.

Guangjing Expressway and Xicheng Expressway

Jiangsu Guangjing Expressway Co., Ltd. and Jiangsu Xicheng Expressway Co., Ltd. were merged to become Jiangsu Guangjing-Xicheng Expressway Co., Ltd. on 12th April, 2001. Following the opening of the entire Beijing-Shanghai Expressway in December 1999, it quickly became a major artery, while Guangjing Expressway and Xicheng Expressway as composite road sections enjoyed all-time highs in its traffic volume. From January to June in 2001, the distance weighted average daily traffic volume was 12,353 vehicles, and the average daily toll revenue was approximately RMB210,600, representing an increase by 54.64% and 54.74% respectively in comparison with those over the corresponding period in last year; the distance weighted average daily traffic volume of Xicheng Expressway was 11,222 vehicles, and the average daily toll revenue was approximately RMB276,900, indicating an increase of 32.40% and 41.35% in comparison with those over the corresponding period in last year respectively. The Company anticipates that the rapid growth in traffic volume and toll revenue of both Guangjing Expressway and Xicheng Expressway will continue.

Jiangyin-Yangtze Bridge

With the approval of Jiangsu Provincial Government, the standard tolls of Jiangyin-Yangtze Bridge were adjusted in February 2001. There was an increase by approximately 35% on average. This guaranteed a substantial growth in toll revenue. Moreover, as an integral part of Beijing-Shanghai Expressway, its traffic volume continued to grow. For the first half of 2001, the average daily traffic volume was 14,802 vehicles, and the average daily toll revenue was RMB631,300, indicating an increase of 9.4% and 45.6% in comparison with those over the corresponding period in last year. The growth in both the traffic volume and the toll revenue will continue.

3. Financial analysis

Cash Flow

The Company is mainly engaged in the operation of toll roads, therefore has relatively adequate and stable operational cash-flow, and with the location of the highways operated by the Company and the economic development trends of the neighboring districts, operating cash-flow tends to grow annually. As at the end of the report period, in order to enhance the profitability of the Company, the Company chose investments on projects having development potential and in close relationship with the business operation of the Company. Following the changes in the scope of the investment projects, cash-flow demands of the Company also tend to fluctuate. During the report period, the Company has no new long-term investment projects. In order to increase the rate of capital application, the Company conducted steady short-term asset assignments, with the effect that, as at the end of the report period, cash-flow of the Company reduced by approximately Rmb230,401,000 over last year.

In order to maintain a certain gear ratio, the Company adopted a steady financing strategy. As at the end of the report period, short-term loans of the Company was only slightly reduced by Rmb50,000,000 over last year. The long-term loan of the Company was the loan obtained from the Bank of China Jiangsu Branch on 15th October 1998. These loans were designated to be used for the implementation of the foreign exchange portion in a commercial contract for the import of equipment amounting US$9,804,269.50. The term of the loan was to be pursuant to the loan agreement. The period for the use of the funds from the government loan portion in this loan was within 12 months after the effectiveness of the commercial contract, and the first repayment date is 16th January 2007, with a repayment period of 30 years, of which, grace period is 10 years, and repayment period 20 years, to be made in 40 equal half-yearly installments. The period for the use of the funds from the buyer's credit facility in this loan was within 10 months after the effectiveness of the commercial contract, and the first repayment not to be later than July 1999, with a repayment period of 7 years, to be made in 14 equal half-yearly installments.

Capital Stucture

During the end of the report period, the total liability of the Company was Rmb906,814,000, of which short-term liability was Rmb847,733,000, long-term liability Rmb59,077,000 (total liability at the end of last year was Rmb940,466,000, of which short-term liability Rmb897,180,000 and long-term liability Rmb43,286,000). Gear ratio was 6.8% (gearing ratio at the end of last year was 7.0%). Of the total liability of the Company, bank loans were

Rmb587,363,000, representing 64.8% of the total liability (bank loans at the end of last year were Rmb626,723,000, representing 66.6% of the total liability). Net assets of the Company were Rmb12,055,802,000 (net assets at the end of last year were Rmb12,115,691,000). For details of the repayment conditions of the long-term loans of the Company, please refer to the sections in Other Material Contracts and Its Implementation.

4. **Investments of the Company**

The use of the proceeds from the H Share issue

The Company issued 1,222,000,000 H Shares at HK$3.11 per Share (equivalent to RMB3.33). The proceeds from the offer were approximately RMB4,069,000,000. Upon deducting the issue expenses, the net proceeds amounted to RMB3,926,000,000. According to the proposed Use of the Proceeds as disclosed in the Prospectus, as at 30th June, 2001, the proceeds have been used for the following purposes:

1. RMB1,345,786,000 was used to acquire the land use right of and the right to operate Nanjiang-Shanghai Class 2 Highway for a term of 15 years;
2. RMB601,855,000 and RMB1,398,016,000 were used, on the basis of the construction progress, to invest in and construct Guangjing Expressway and Xicheng Expressway respectively, in each of which the Company holds 85% interests;
3. RMB93,888,000 was used to construct and upgrade the toll collection, the communication and the monitoring systems of Shanghai-Nanjing Expressway;
4. RMB250,000,000 was used to repay the loans; and
5. The balance of approximately RMB236,455,000 is deposited in a construction bank as liability reserves of Guangjing Expressway and Xicheng Expressway and as a remedial works reserve for the toll collection, the communication and the monitoring systems of Shanghai-Nanjing Expressway.

The use of the proceeds from A Share issue

(i) *The use of the proceeds and the results (Unit: RMB)*

Way of Fund-raising	Investment Project Undertaken	Date of Application Undertaken	Total investment	Anticipated Return	Actual investment Project	Actual Amount of Investment	Date of Actual Investment
A Share Issue	Acquisition of 381,185,660 Shares in Yangtze Bridge Co.	2000-12-29	472,670,200	21.13%	Acquisition of 381,185,660 Shares in Yangtze Bridge Co.	472,670,200	2000-12-29

(ii) The balance of the proceeds

The balance of the proceeds from the A Share Issue RMB 141,829,782 will be used to acquire not less than 46,263,940 Shares in Yangtze Bridge Co. (representing 2.17% of the capital of the company), thereby increasing the Company's shareholding in the Yangtze Bridge Co. to over 20%. The funds are currently deposited in a commercial bank in the PRC.

(iii) The progress and the revenue of the project

Yangtze Bridge Company was incorporated on 31st December, 1992. Its total share capital consists of 2,137,248,000 shares. The company is mainly engaged in the construction, the maintenance and the management of Jiangyin-Yangtze Bridge and other traffic infrastructures. Jaingyin-Yangtze Bridge was opened to traffic on 28th September, 1999 upon completion of its construction. Its unique position of being the common sections of Beijing-Shanghai Expressway and Tongjiang-Sanya Expressway has been the determining factor of its huge traffic volume. Yangtze Bridge Company will gain material benefit from the flourishing traffic development. The acquisition was completed on 29th December, 2000. From 1st January, 2001, the Company became the third largest shareholder of Yangtze Bridge Company, holding 17.83% interests in the company.

(2) PLANS FOR THE SECOND HALF OF 2001:

1. Rationalization of the locations of the toll gates of Nanjing-Shanghai Class Z Highway. Through an analysis of the traffic volume of Nanjing-Shanghai Class 2 Highway, an application will be submitted for rationalizing the locations of the existing toll gates.

2. Investment in Suzhou-Jiading-Hangzhou Expressway. Pursuant to the relevant legal procedures of acquisition, the Company will actively proceed with the acquisition of Suzhou-Jiading-Hangzhou Expressway in the second half of this year.

3. Increase in the shareholding interests in Yangtze Bridge Co. The Company will continue to finance the acquisition of part of the shareholding interests in Yangtze Bridge Co. by the proceeds from A Shares issue, so that the Company will hold over 20% interests in Yangtze Bridge Co.

4. Completion of acceptance tests of the three major systems. The three major systems of Shanghai-Nanjing Expressway, namely, the toll collection, the communication and the monitoring systems, have been run on trial for a year. In the second half of this year, the Company will complete the acceptance tests of those systems, and will fully utilise the advantages of the hardware platform of the three major systems to raise the efficiency by advancing to the office automation of the Company.

5. Completion of the study of the business strategy of the Company. The Company will actively study the development strategy and direction of the Company, emphasis will be put on the in-depth discussions of proposals concerning the positioning of the Company, its latest development plan, plans for implementation of its medium to long-term development strategy and targets, so as to bring the development of the Company into a healthy, orderly and persistent orbit and lay down a solid foundation for the sustainable development of the Company.

6. Furtherance of the corporate restructuring. In order to be in line with the long-term strategic development of the Company, the Company will further its corporate restructuring, standardize its business practice and improve its management structure.


portant Matters

1. The profit appropriation plan and the capitalisation plan of the statutory common reserve formulated by the Company during the interim period:

   During the interim period, the Company has no intention to distribute or capitalise any statutory common reserve.

2. The profit distribution plan and the capitalisation plan of the statutory common reserve of the Company and their implementation in the previous year, and the implementation of the Placing plan during the period of report:

   The profit distribution plan of the Company for the year of 2000 was based on the total number of 5,037,747,500 Shares issued as at the end of 2000, and distributed to all shareholders was a cash bonus dividend of RMB0.90 (tax included) for every 10 Shares, that was approved at the Annual General Meeting for the year of 2000. Under an authorisation granted in the General Meeting on 9th June, 2001, the board of the Company published an announcement on the "Distribution of the Bonus Dividend" in the "China Securities", "Shanghai Securities", "South China Morning Post" and "Hong Kong Economic Times" simultaneously, that bonus distribution date was 21st June, and that the profit distribution plan for the previous year had been implemented.

3. Material litigation and arbitration during the report period:

   The Company has no material litigation and arbitration during the report period.

4. A summary of the acquisition and the disposal of the assets and the merger of the Company and the progress thereof during the report period and their impact on the financial position and the business results of the Company:

   During the report period, the Company has no acquisition, merger or reorgnisation.

5. Material connected transactions of the Company during the report period:

   The Company has no material connected transactions during the report period.

6. The "Tripartite" of listed company with the controlling shareholders on the staff, the assets and the finance:

   — The Company is totally independent of the controlling shareholder. None of the members of the senior management such as the general manager, deputy general manager or the secretary to the board receives any salaries from or holds any position in the company of the controlling shareholder.

   — The Company's assets are complete, and its operating assets are the property of the Company.

   — The Company has established its own finance department and independent accounting and financial management systems and holds independent accounts in the banks.

7. Other Material Contracts and their performance:

   As at 30th June, 2001, material contracts being performed by the Company include:

   — In respect of the loan agreements (being performed) between the Company and certain banks which involve RMB587,363,768 in aggregate, a sum of RMB57,363,768 is guaranteed by the Communications Holdings. The more important agreement is the on-lending agreement entered into between the Company (as the borrower) and the Bank of China Suzhou Branch (as the lender or the "on-lending bank") in Nanjing on 15th October, 1998. The main terms of the on-lending agreement are as follows: (1) the amount and the use of the loan: the loan set out in the agreement shall only be used to settle the foreign exchange portion of the total consideration under the commercial contract between China Technology Import and Export Corporation and the exporter INDRASCA S.A. in respect of the equipment and technology required by Shanghai-Nanjing Expressway, being US$9,804,269.50; (2) the term of repayment: subject to the "Foreign Loan Agreement", the governmental loan portion shall be drawn down within 12 months from the date of the coming into effect of the commercial contract. The first instalment shall be paid on 16th January, 2007. The term of the loan shall be 30 years, consisting of a grace period of 10 years and a repayment period of 20 years. The loan shall be repaid half-yearly of 40 equal installments. The buyer's facility shall be drawn down within 10 months from the date of the commercial contract. The first date of repayment shall not be later than July 1999. The term of the loan shall be 7 years. The loan shall be repaid half-yearly by 14 equal installments.

— The Company entered into an "Management Agreement in relation to the Operation and the Maintenance of the Nanjing Section of Nanjing-Lianyungang Highway" (being performed) with Jiangsu Ninglian-Ningtong Highway Management Office on 8th April, 1999. The main terms of the management agreement are as follows: Jiangsu Ninglian-Ningtong Highway Management Office is appointed by the Company to manage the operation and the maintenance of the Nanjing Section of Nanjing-Lianyungang Highway at a total consideration of 17% of the annual total toll revenue of the Section.

Financial Management

— During the report period, the Company entrusted a third party to handle the idle funds of RMB210,000,000 for short-term asset management. The Company entered into an RMB100,000,000 asset management agreement with Guotong Securities Company Limited. The term of the agreement started from 19th March, 2001 until 19th March, 2002. The Company also entered into an RMB110,000,000 asset management agreement with Suzhou Investment Company. The term of the agreement started from 10th May, 2001 until 10th May, 2002. The above assets management contracts have been considered and approved by the senior management of the Company. In the first half of this year, 3% and 1% gains were generated from the management conducted by Guotong Securities Company Limited and Suzhou Investment Company respectively.

8. Guarantees given by the Company for the third parties:

   As at 30th June, 2001, the Company has not provided any guarantee for any shareholder, connected parties or any other company.

9. The disclosure of the capital commitments of the Company or the shareholders who hold over 5% interest:

   During the report period, neither the Company nor the shareholders who hold over 5% interest has disclosed their capital commitments in any specified newspaper or website.

10. Other Material Issues:

   Merger between Guangjing Company and Xicheng Company

   — In order to reduce the cost, streamline the organisations and raise the efficiency, Guangjing Co. and Xicheng Co., which were both the subsidiaries of the Company, completed a merger on 12th April, 2001 (being the date of the issuance of the business license of the newly formed Guangjing Xicheng Co.). The shareholding of the Company in Guangjing Xicheng Co. is the same (85%) as its original shareholding in Guangjing Co. and Xicheng Co., and the new company shall hold the assets of Guangjing Co. and the Xicheng Co., and assume all their liabilities.

The shareholding of the directors and the supervisors

— As at 30th June, 2001, record shows that none of the directors, supervisors, key officers or their respective associates is holding any interests in the registered share capital of the Company or its affiliated companies.

— During the period, neither the Company nor its associated companies had any arrangement pursuant to which the directors, supervisors, key officers or their respective associates could subscribe the shares or debentures in the Company or its affiliated companies and obtain any benefits.

Purchase, sale and redemption of the Shares in the Company

— As at 30th June, 2001, the Company has not purchased, sold or redeemed any of the Shares in the Company.

Pre-emptive Right to the Shares

— Under the Articles of Association and the laws of the PRC, there is no pre-emptive right arrangment pursuant to which the Company has to offer any new Shares to the existing shareholders in proportion to their shareholding.

Income Tax

— Pursuant to the document (reference: Cai Shui [2000] No. 99) issued by the Ministry of Finance in October 2000, the Company shall continue to be entitled to the preferential treatment of first paying the taxes and then receiving the tax refunds. The actual tax rate applicable to the Company is 15%.

Trust Deposits

— As at 30th June, 2001, the Company has no trust deposit in any financial institution in the PRC. There is also no default in any fixed deposit on maturity.

Risks concerning the Lending Rate

— The Company has no material foreign exchange risk. The Company obtained a US$9,800,000 loan from the Spanish government in 1998. As at 30th June, 2001, the balance of the loan was US$6,930,000. The Company is having a foreign exchange deposit of over US$25,000,000. This off-sets the foreign exchange risks.

The Code of Best Practice

— The board of directors of the Company has not yet established an audit committee to review and supervise the Company's financial reporting process and internal control pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules (the "Code of Best Practice"). However, the Company has had a supervisory board, the functions of which are similar to those of the audit committee. The difference is that the Company's supervisory board comprises five (one of whom shall be an employee of the Company) who will be elected and removed in the general meeting and who will report to the general meeting instead of the board of directors, whereas the audit committee comprises the non-executive directors of a company. Other than this, none of the Directors is aware of any remarkable indication that the Company fails, or at any point of time during the report period failed, to comply with the Code of Best Practice.

The meetings of the Board of Directors and the Supervisory Board and the General Meetings during the Report Period

— The board of directors

1. The 5th meeting of the third board convened on 20th February, 2001

   The following matters were considered and resolved at the meeting: Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Cui Xiao Long, Mr. Zhu Yao Ting and Mr. Chen Xiang Hui were proposed for the directorship of the Company. The resignation of Mr. Zhang Jun Yuan, Mr. Le Jia Hua and Ms. Xu Yi Qun for job changes and that of Mr. Zhang Quan Gong for retirement were accepted. It was agreed that first special general meeting for the year of 2001 should be convened on 9th April, 2001.

2. The 6th meeting of the third board convened on 9th April, 2001

   The following matter was considered and resolved at the meeting: Mr. Shen Chang Quan was elected as the chairman of the board of the Company.

3. The 7th meeting of the third board convened on 11th April, 2001

The following matters were considered resolved at the meeting: board report for the year of 2000 was approved. The audited accounts and the Auditors' Report were approved. The appointment of Arthur Andersen Hua-Qiang Certified Public Accountants as the auditor of the Company was renewed. The final dividend distribution plan for the year of 2000 was approved. The investment in Suzhou-Jiading-Hangzhou Expressway was allowed to commence. The proposal for reducing the Company's contribution to the capital of Yicao Highway, was approved. The Articles of Association as amended subsequent to the A Share Issue were adopted.

— The supervisory board

4. The 2nd meeting of the third supervisory board convened on 20th April, 2001

The following matters were considered and resolved at the meeting: Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning were proposed for the positions of supervisors of the Company, the resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping and Mr. Xing Guo Qiang for job changes was accepted.

5. The 3rd meeting of the third supervisory board convened on 23rd March, 2001

At the meeting, the results of the Company for the year of 2000 were seriously reviewed and approved.

6. The 4th meeting of the third supervisory board convened on 11th April, 2001

The following matter was considered and resolved at the meeting: The working report of the supervisory board for the year of 2000 was approved.

— The general meetings

7. The First Extraordinary General Meeting for the year of 2001 convened on 9th April, 2001

The following matters were considered and resolved at the meeting: The proposal to appoint Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Cui Xiao Long, Mr. Zhu Yao Ting and Mr. Chen Xiang Hui as directors of the Company was approved. The proposal to appoint Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning as the supervisors of the Company was approved. The resignation of Mr. Xu Hua Qiang from the board of directors was ratified. The resignations of Mr. Zhang Jun Yuan, Mr. Le Jia Hua, Ms. Xu Yi Qun and Mr. Zhang Quan Gong from the board of directors was accepted. The resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping and Mr. Xing Guo Qiang from the supervisory board was accepted.

8. The Annual General Meeting for the year of 2000 convened on 8th June, 2001

The following matters were considered and resolved at the meeting: The board report, the supervisory board report, the audited accounts and the Auditors' Report, for the year of 2000 were approved. The appointment of Arthur Andersen Hua-Qiang Certified Public Accountants as the auditor of the Company was renewed. The final dividend distribution plan for the year of 2000 concerning the cash bonus dividend of RMB0.90 for every 10 Shares (tax included was approved).

Election and Replacement of the Directors and the Supervisors

— On 9th April, 2001, the Company convened the First Extraordinary General Meeting for the year of 2001, at which the members of the board of directors and supervisory board were reelected or replaced. Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Cui Xiao Long, Mr. Zhu Yao Ting and Mr. Chen Xiang Hui were elected as the directors of the Company and service contracts were signed. The resignation of Mr. Zhang Jun Yuan, Mr. Le Jia Hua and Ms. Xu Yi Qun from the board of directors for job changes that of Mr. Zhang Quan Gong for retirement were accepted. Mr. Xu Yang, Mr. Du Wen Yi, Ms. Ma Ning were elected as the supervisors of the Company and service contracts were signed. The resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping and Mr. Xing Guo Qiang from the supervisory board for job changes was accepted.



Documents Available for Inspection

The following documents are available for inspection:

1. the Interim Report signed by the chairman of the board of directors;

2. the Accountants' Report signed and sealed by the legal representative, the accountant in charge (or the chief accountant, if any, the person in charge of the accounting office);

3. the original copy of the Auditors' Report (if audited), signed and sealed by the Certified Public Accountant;

4. the original copy of the corporate documents and the announcements disclosed by the Company on the newspapers designated by China Securities Regulatory Commission during the report period;

5. the Articles of Association; and

6. the interim reports published in other securities markets.

The above documents are kept at the Secretary's office of the Company at 27/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC.

By order of the Board



SHEN CHANG QUAN
Chairman

21st August, 2001

Listed Companies Information

02 JUL 12 ... 12:41

JIANGSU EXPRESS<00177> - Results Announcement (Summary)

Jiangsu Expressway Company Limited announced on 8/4/2002:
(stock code: 177)
Year end date: 31/12/2001
Currency: RMB
Auditors' Report: Neither
Review of Interim Report by: N/A

		(Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	:	1,829,552	1,542,952
Profit/(Loss) from Operations	:	978,633	833,516
Finance (cost)/Income Net	:	13,906	(20,455)
Share of Profit/(Loss) of Associates	:	35,332	11,457
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	841,240	688,306
% Change over Last Period	:	+22.22%	
EPS/(LPS)-Basic	:	RMB0.1670	RMB0.1407
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	841,240	688,306
Final Dividend per H Share	:	RMB0.125	RMB0.09
(Specify if with other options)	:	-	-
B/C Dates for Final Dividend	:	26/4/2002 to 28/5/2002 bdi.	
Payable Date	:	To be announced	
B/C Dates for Annual General Meeting	:	26/4/2002 to 28/5/2002 bdi.	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

02 JUL 12 [illegible] 12:[illegible]

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Final Results for the Year 2001

FINANCIAL HIGHLIGHTS

-- The turnover amounted to RMB1,829,552,000, representing an increase by 18.57% in comparison with that over the corresponding period last year

-- Net profit amounted to RMB841,240,000, representing an increase by 22.22% in comparison with that over the corresponding period last year

-- The earnings per share amounted to RMB0.167, representing an increase by 18.69% in comparison with those over the corresponding period last year

THE MAIN REASONS FOR THE GROWTH IN THE PROFIT

-- the traffic volume of Shanghai-Nanjing Expressway increased by 16.18% over the previous year;

-- both Guangjing Expressway and Xicheng Expressway were at a stage of fast growth when they were first open to traffic, and their traffic volume grew by 34.43% and 51.08% over the previous year respectively;

-- by increasing the shareholding in Yangtze Bridge Co., the return on investment also increased;

-- the Company had received a financial refund for the financial year;

-- measures to collect tolls and strengthen management had been effectively implemented for Nanjing - Shanghai Class 2 Highway;

-- more emphasis had been placed on non-core operations, thereby increased its non-core revenue;

-- by reducing expenses, expenditure was maintained within the planned limits.

The board of directors of Jiangsu Expressway Company Limited (the "Company") is pleased to announce the financial position and the consolidated financial statements on the operating results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2001 which have been prepared in accordance with International Accounting Standards ("IAS") and which have been reviewed by Arthur Andersen & Co. A summary of the consolidated financial statements, together with comparative figures for the corresponding period in 2000, is as follows:

CONSOLIDATED INCOME STATEMENT

		Years ended 31st December,	
	Note	**2001**	**2000**
		(Audited)	*(Audited)*
		RMB'000	*RMB'000*
Revenue, net		1,829,552	1,542,952
Operating cost		(801,792)	(658,920)
Gross profit		1,027,760	884,032
Administrative expenses		(53,817)	(33,954)
Other operating income (expenses), net		4,690	(16,562)
Profit from operations		978,633	833,516
Finance income (cost)		13,906	(20,455)
Share of profit from associates		35,332	11,457
Profit before taxation and minority interests		1,027,871	824,518
Taxation			
-- The Group		(161,337)	(123,008)

-- Associate	(12,555)	(2,152)
Profit before minority interests	853,979	699,358
Minority interests	(12,739)	(11,052)
Net profit for the year	841,240	688,306
Dividends	629,718	453,397
Earnings per share		
- Basic	RMB 0.1670	RMB 0.1407
- Diluted	Not applicable	Not applicable

CONSOLIDATED BALANCE SHEET

		As at 31st December	
		2001	**2000**
		(Audited)	*(Audited)*
	Note	*RMB'000*	*RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment		9,903,191	10,126,483
Land use rights		1,610,256	1,637,477
Investment in associates		702,172	52,194

Long-term investment		--	472,670
Long-term receivable, net of current portion		73,157	81,067
Intangible assets		79,155	3,188
Total non-current assets		12,367,931	12,373,079
Current assets			
Inventories		5,815	6,755
Prepaid tax		3,482	--
Prepayments and other receivables		56,615	42,231
Amounts due from associates		997	--
Current portion of long-term receivable		7,910	7,050
Short-term investments		116,311	--
Cash on hand and bank deposits		775,623	970,993
Total current assets	1	966,753	1,027,029
TOTAL ASSETS		13,334,684	13,400,108
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital		5,037,748	5,037,748
Reserves		7,465,786	7,077,943

Total shareholders' equity	12,503,534	12,115,691
Minority interests	378,845	343,951
Non-current liabilities		
Long-term borrowings, non-current portion	50,313	43,286
Deferred tax liabilities	14,351	--
Total non-current liabilities	64,664	43,286
Current liabilities		
Short-term borrowings	210,000	580,000
Current portion of long-term borrowings	4,703	3,437
Payables on construction projects	68,041	167,031
Other payables	92,228	92,818
Provision for tax	--	31,499
Dividends payable	12,669	22,395
Total current liabilities	387,641	897,180
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,334,684	13,400,108

CONSOLIDATED CASH FLOW STATEMENT

	Years ended 31st December	
	2001	**2000**
	(Audited)	*(Audited)*
	RMB'000	*RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash generated from operations	1,302,821	1,140,671
Interest paid	(19,064)	(108,217)
Income tax paid	(190,799)	(116,369)
Net cash generated from operating activities	1,092,958	916,085
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in an associate	(244,190)	--
Increase in long-term investment	--	(472,670)
Purchase of property, plant and equipment	(167,569)	(501,076)
Interest received	38,458	21,401
Dividends received	3,959	4,503
Net cash used in investing activities	(369,342)	(947,842)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of share capital	--	618,345
Proceeds from short-term bank loans	680,000	1,395,000
Repayment of short-term bank loans	(1,050,000)	(1,380,000)
Proceeds from long-term bank loans	12,862	3,762
Repayment of long-term bank loans	(4,569)	(3,438)
Repayment of long-term debentures	--	(200,000)
Capital contributed by the minority shareholders	33,000	--
Dividends paid	(473,968)	(379,680)
Net cash (used in) from financing activities	(802,675)	53,989
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(79,059)	22,232
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	970,993	948,761
CASH AND CASH EQUIVALENTS, END OF YEAR	891,934	970,993

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Reserves					
	Share Capital	Share Premium	Revaluation Reserves	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Retained Profits	Total Reserves	Total equity
Balance as of 1 January, 2000	4,887,748	5,265,954	5,518	146,606	73,304	824,775	6,316,157	11,023,905
Dividends declared during 2000	--	--	--	--	--	(391,020)	(391,020)	(391,020)
Issuance of share capital	150,000	480,000	--	--	--	--	480,000	830,000
Issuance expenses	--	(15,500)	--	--	--	--	(15,500)	(15,500)
Transfer of revaluation reserve to retained profit	--	--	(5,518)	--	--	5,518	--	--
Profit for 2000	--	--	--	--	--	688,306	688,306	688,306
Profit appropriations:								
-- Statutory surplus reserve fund	--	--	--	69,088	--	(69,088)	--	--
-- Statutory public welfare fund	--	--	--	--	34,544	(34,544)	--	--
Balance as at 31st December, 2000	5,037,748	5,730,454	--	215,694	107,848	1,023,947	7,077,943	12,115,691
Dividends declared during 2001	--	--	--	--	--	(453,397)	(453,397)	(453,397)
Profit for 2001	--	--	--	--	--	841,240	841,240	841,240
Profit appropriations:								
--Statutory surplus reserve fund	--	--	--	78,086	--	(78,086)	--	--

--Statutory public welfare fund	--	--	--	--	39,043	(39,043)	--	--
Balance as at 31st December, 2001	5,037,748	5,730,454	--	293,780	146,891	1,294,661	7,465,786	12,503,534

Notes

1. The main reasons of decrease in current liabilities were the repayment of 370 million of bank loan and the distribution of dividend for the year of 2000.

2. The increase of long-term liabilities was due to shareholders' investment fund of Guangjing Xicheng.

II. FINAL DIVIDEND

The Directors has proposed to pay the final dividends of RMB0.125 per share (tax inclusive).

III BUSINESS REVIEW

OVERALL PERFORMANCE

-- As at 31st December 2001, the Group continued to maintain the profit growth rate of the past five years. The annual operating income was RMB978,633,000.

-- Under the financial statements prepared in accordance with the PRC accounting standards, the net profit of the Group for the year ended 31st December 2001 was approximately RMB780,864,000. The earnings per share were approximately RMB0.155. There was an increase by 12.93% in comparison with those over last year. Under the financial statement prepared in accordance with the IAS, the net profit of the Group for the year ended 31st December 2001 was approximately RMB841,240,000. The earnings per share were approximately RMB0.167. There was an increase by 22.22% in comparison with those over last year.

-- The total revenue for the year ended 31st December 2001 was RMB1,919,781,000. The revenue net of revenue-related tax was approximately RMB1,829,552,000. There was an increase by approximately 18.57% in comparison with that over the last year.

-- The toll revenue from Shanghai-Nanjing Expressway was approximately RMB1,152,162,000, representing approximately 60% of the total revenue. The toll revenue from Nanjing-Shanghai Class 2 Highway was approximately RMB224,961,000, representing approximately 11.70% of the total revenue. The toll revenue from the Nanjing section of Nanjing-Lianyungang Highway was approximately RMB50,412,000, representing approximately 2.60% of the total revenue. The toll revenue from the

Xicheng Expressway and Guangjing Expressway was approximately RMB198,457,000, representing approximately 10.30% of the total revenue. The revenue from other operations amounted to approximately RMB293,789,000, representing approximately 15.40% of the total revenue.

-- The return on invèstment in Jiangsu Kuailu Co. in which the Company has invested amounted to approxmiately RMB9,732,000. The return on investment in Yicao Co. was approximately RMB10,750,000. The return of investment in Jiangyin Yangtze Bridge was approximately RMB25,600,000.

THE SITUATION OF THE PRINCIPAL BUSINESS

Shanghai-Nanjing Expressway

-- In 2001, as a result of the continued and steady economic development of China and Jiangsu Province as well as the expressway from Beijing and Shanghai having been fully open to traffic, Shanghai - Nanjing Expressway which has been in operation for the fifth year continued to enjoy a two-digit rate of growth in both traffic volume and toll revenue.

-- In 2001, the aggregate number of vehicles passing through Shanghai - Nanjing Expressway was 24,440,000, and the distance weighted average daily traffic volume was 21,013 vehicles, an increase of approximately 16.18% over the previous year. Percentages of vehicles of class one to six using the expressway in 2001 were 44.21%, 25.31%, 21.14%, 7.77%, 1.38% and 0.19% respectively, and the composition of vehicles was relatively quite stable.

-- The accumulated aggregate toll revenue of Shanghai - Nanjing Expressway for 2001 was approximately RMB 1,152,162,000, and the daily average toll revenue was approximately RMB 3,156,600, an increase of approximately 19.24% over the previous year.

Nanjing -Shanghai Class 2 Highway

-- In addressing the year-on-year decline in the toll revenue of Nanjing - Shanghai Class 2 Highway, the Company established a unit to take charge of matters such as the management of toll collection of Nanjing - Shanghai Class 2 Highway at the end of 2000, and a series of measures had been adopted to place more emphasis on road management and inspection of toll collection. In this way, the declining trend of the toll revenue of Nanjing - Shanghai Class 2 Highway was halted.

-- In 2001, the daily average traffic volume passing through the toll stations of Nanjing - Shanghai Class 2 Highway was approximately 42,434 vehicles, representing an increase of 0.18% over the previous year, and the daily average toll revenue was approximately RMB 616,300, which was more or less the same level as 2000.

-- The Company has carried out a study on the relocation of toll collection stations along Nanjing - Shanghai Class 2 Highway, and the relevant proposal has been submitted to the provincial government for approval. It is anticipated that by a reasonable relocation of these toll stations, detour by vehicles can be reduced, hence an increase of revenue can be achieved.

Nanjing Section of Nanjing -Lianyungang Highway

In the wake of the expressway from Beijing to Shanghai having been fully opened to traffic, the redistribution of traffic flows and the sectional repair works being carried out on parts of the Nanjing Section, in 2001, both the traffic volume and toll amount of Nanjing Section of Nanjing -Lianyungang Highway saw a downward trend. The daily average number of vehicles using the highway was 9,450 and the daily average toll revenue was RMB 138,100, representing a decrease of 4.93% and 6.17% respectively over the previous year.

THE SITUATION OF THE NON-CORE OPERATIONS

Non-core Operations

-- In respect of non-core operations, Operation Development Company and Modern Road and Bridge Company were established by the Company as a quasi-legal person entity, on the basis of the existing resources, and by means of exploring operations together with strengthened management, opening up channels and leveraging on the competitive edges of the expressways to move onto various forms of operations. In 2001, goods results were attained, an operating revenue of approximately RMB 283,733,000 and a profit of approximately RMB 19,978,000 was achieved by Operation Development Company.

-- Advertising operation was expanded by marketing and sales efforts, and an advertising revenue of RMB 23,173,000 was achieved in 2001, representing almost a twofold increase over the previous year. In addition, oil product income of RMB157,424,000, catering services income of RMB85,195,000 and emergency assistance income of RMB27,997,000 were achieved, representing 6.16%, 37.60% and 68.74% respectively of the previous year.

-- In completing the specific works to address the road condition of Shanghai -Nanjing Expressway, Modern Road and Bridge Company has also been market-oriented and made attempts in taking part in the competition at large. During the year, an operating revenue of RMB 39,603,000 and a profit of RMB 1,057,000 were achieved, of which, income from contracted works from third parties amounted to RMB 20,919,000.

Guangjing Expressway and Xicheng Expressway

-- With the expressway from Beijing to Shanghai fully opened to traffic, its dragging effect as a main artery emerges with time. As an integral section, the traffic volumes of Guangjing Expressway and Xicheng Expressway reached historical highs.

-- In 2001, the daily average traffic volume of Guangjing Expressway was 13,562 vehicles, and the daily average toll was approximately RMB 236,000, representing an increase of 51.08% and 53.36% respectively over the previous year; the daily weighted average traffic volume of Xicheng Expressway was 12,049 vehicles, and the daily average toll was approximately RMB 307,700, representing an increase of 34.43% and 44.58% respectively over the previous year. In 2001, the profit contribution of Guangjing Xicheng Co. to the Group was RMB 72,633,000.

Jiangyin - Yangtze Bridge

-- Since February, 2001 when the toll rates of Jiangyin - Yangtze Bridge were adjusted, toll revenue saw a substantial increase. Moreover, as an essential and integral part of the expressway from Beijing to Shanghai, growth in its traffic volume was sustained.

-- In 2001, the daily average traffic volume passing through the bridge was 15,555 vehicles, and the average daily toll revenue was RMB 700,400, representing an increase of 9.83% and 52.01% respectively over the previous year, and both the traffic volume and the toll revenue will continue to enjoy growth.

-- On 4th September, 2001, the Company increased its shareholding in Yangtze Bridge Company by 8.83% to 26.66%.

Company Investment

Issue of H Shares and Use of Proceeds

-- The Company issued 1,222,000,000 H Shares at the issue price of HK$3.11(RMB3.33) per share. Through the H Share Issue, the Company raised approximately RMB4,069,000,000, net proceeds amounted to RMB 3,926,000,000.

-- As at 31st December 2000, the proceeds from the H Share Issue (as set out in the prospectus) were applied in the following manners:

1 A sum of RMB1,345,786,000 was used in the acquisition of the land use rights and the operating rights of Nanjing-Shanghai Class 2 Highway for a term of 15 years;

2 A sum of RMB2,125,000,000 was used for the investment in and construction of Guangjing Expressway and Xicheng Expressway, in each case the Company holds 85% of interests. Both expressways were completed and opened to traffic on 28th September 1999. The Company has paid an amount of RMB2,108,942,000 for the investment;

3 Upgrading construction projects have been completed on three major systems of Jiangsu section of Shanghai-Nanjing Expressway. The audited construction expenses amounted to RMB178,700,000.

4 A sum of RMB276,514,000 was used for the repayment of loans;

5 The balance of approximately RMB16,058,000 was deposited in commercial banks in the PRC for paying the outstanding amount of construction projects of Guangjing Expressway and Xicheng Expressway.

Issue of A Shares and Use of Proceeds

-- The Company issued 150,000,000 public shares (A Shares) to domestic investors at the issue price of RMB4.20 per share. The issue of shares was successfully launched on 22nd to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. Price to earnings ratio of the issue was 35.90 times (fully diluted). Through the issue of A Shares, the Company raised approximately RMB630,000,000 and the net proceeds (net of expenses of issuance) amounted to approximately RMB614,500,000.

-- As at 31st December 2001, the proceeds from the A Share Issue were applied as set out in the prospectus in the following manners:

1 A sum of RMB472,670,218 was used to acquire 381,185,660 shares in Jiangsu Yangtze Bridge Co., Ltd (Yangtze Bridge Co.), representing 17.83% of the total share capital of the company.

2. The balance of proceeds of RMB141,829,782 was used to acquire 188,650,000 shares of Yangtze Bridge Co. on 4th September 2001, representing 8.83% of the total share capital of the company. The shortfall of the consideration was paid from the working capital of the Company.

IV. MANAGEMENT DISCUSSION AND ANALYSIS

(1) The Operating Environment

In 2001, the economy of China saw steady growth with GDP reaching 7.3%. As one of the most vibrant economies among the eastern coastal provinces and cities of China, Juangsu Province has once again achieved a growth rate of approximately 2.9% over the average growth in GDP nationwide.

The conducive macroeconomic environment has created very favourable conditions for the rapid expansion of the expressway network, and by 2001, the total mileage of completed expressway network topped 1,300 km, thereby laying down a good foundation for the smooth traffic flow within the province.

The expansion of the expressway network over time facilitates the growth in passenger and freight transport. As opposed to other forms of transport, the services rendered by expressways are more convenient, speedy and safe, and for these reasons, expressways are becoming the first choice.

Moreover, in the wake of China's accession to the WTO, rapid growth in the economy and the restructured tariffs is expected to lead to faster growth in vehicle ownership, which is advantageous to both the traffic volume and the toll rates of the expressways operated by the Company, making the strengths of the projects operated by the Company all the more conspicuous.

(2) **Status of Assets**

The Company's operations are situated at the delta region of Yangtze River, where economic development is the fastest in China. All the core assets of the Company are within the most affluent areas in China, and they are of special importance to the network of national trunks, as they have formed the principal corridor connecting the entire Jiangsu Province from east to west and from north to south, the continued growth in traffic volume of which generates a steady return of the Company's investments.

There are seven projects which are either owned by the Company or in which the Company has interests or which the Company takes part in its operation and management. They are: the Jiangsu Section of Shanghai - Nanjing Expressway ("Shanghai - Nanjing Expressway"), the land use right and operating right of which is for a term of 30 years; the Nanjing -Shanghai Class 2 Highway ("Nanjing -Shanghai Class 2 Highway"), the land use right and operating right of which is for a term of 15 years; the Nanjing Section of Nanjing - Lianyungang Highway ("Nanjing Section of Nanjing - Lianyungang Highway"), the toll collection and operating right of which is for a term of 30 years. The Company has an 85% interests in Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng Co."); 33.2% of the interests in Jiangsu Kuailu Bus Transportation Stock Co., Ltd. ("Jiangsu Bus"); 49% of the interests in Yixing Yicao Highway Co., Ltd. ("Yicao Co.") and 26.66% of the interests in Jiangsu Yangtze Bridge Co., Ltd. ("Yangtze Bridge Co.").

Under the financial statements prepared in accordance with PRC accounting standards, the Group's total assets as at 31st December, 2001 amounted to RMB 14,914,400,000 and its net assets amounted to RMB13,420,559,000. The total mileage of expressways either operated and managed by the Company or in which the Company has invested has exceeded 600 km, making it one of the largest listed PRC expressways companies in China.

(3) **Analysis of Operations**

1. **Summary of Results**

In 2001, the Company's assets of toll roads and bridge sustained an enviable growth. The annual plan of Shanghai - Nanjing Expressway, Guangjing Expressway, Xicheng Expressway, Jiangyin - Yangtze Bridge and Nanjing - Shanghai Class 2 Highway have been attained with results better than expected. The total revenue of the Group in 2001 was approximately RMB 1,919,787,000, and its revenue net of revenue related taxes was approximately RMB 1,829,552,000, representing an increase of approximately 18.57% over the previous year.

Revenue composition and its percentage are as follows:	**Revenue in 2001**	**Percentage of the total revenue**	**Increase over 2000**
Project	*(RMB'000)*	*(%)*	*(%)*
Toll revenue of Shanghai-Nanjing Expressway	1,152,162	60.00	19.24
Toll revenue of Nanjing-Shanghai Class 2 Highway	224,961	11.70	(1.00)
Toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway	50,412	2.60	(6.40)
Toll revenue of Guangjing Expressway and Xicheng Expressway	198,457	10.30	47.83
Revenue from other operations	293,789	15.40	23.48
Total	1,919,781	100.00	18.57

As audited by Arthur Andersen • Hua Qiang Certified Public Accountants under the financial statements prepared in accordance with PRC accounting standards, profit after taxation of the Group in 2001 was approximately RMB 780,864,000 and its earnings per share was approximately RMB 0.155, representing an increase of approximately 12.93% over the previous year. Under the financial statements prepared in accordance with IAS, the profit after taxation was approximately RMB 841,240,000, and its earnings per share was approximately RMB 0.167, representing an increase of approximately 22.22% over the previous year

The profit growth was mainly attributable to the following reasons:

1. the traffic volume of Shanghai - Nanjing Expressway increased by 16.18% over the previous year;

2. both Guangjing Expressway and Xicheng Expressway were at a stage of fast growth when they were first open to traffic, and their traffic volume grew by 34.43% and 51.08% over the previous year respectively;

3. by increasing the shareholding in Jiangying Yangtze Bridge Co., the return on investment also increased;

4. the Company had received a financial refund for the financial year;

5. measures to collect tolls and management had been effectively implemented for Nanjing - Shanghai Class 2 Highway;

6. more emphasis had been placed on non-core operations, thereby increasing its non-core revenue;

7. by reducing expenses, expenditure was maintained within the planned limits.

2. **Core Asset - Shanghai-Nanjing Expressway**

As a core asset of the Group, Shanghai - Nanjing Expressway connects six medium to large cities, namely, Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. Given the richness in resources, the solid industrial foundation and the business flow of transport among these areas, the expressway is particularly important to the economic development of China.

In 2001, as a result of the continued and steady economic development of China

and Jiangsu Province as well as the expressway from Beijing and Shanghai having been fully open to traffic, Shanghai - Nanjing Expressway which has been in operation for the fifth year continued to enjoy a two-digit rate of growth in both traffic volume and toll revenue.

In 2001, the aggregate number of vehicles passing through Shanghai - Nanjing Expressway was 24,440,000, and the weighted daily average traffic volume was 21,013 vehicles, representing an increase of approximately 16.18% over the previous year. Percentages of vehicles of class one to six using the expressway in 2001 were 44.21%, 25.31%, 21.14%, 7.77%, 1.38% and 0.19% respectively, and the composition of the class of vehicles was relatively stable.

The aggregate toll revenue of Shanghai - Nanjing Expressway for 2001 was approximately RMB 1,152,162,000, and the daily average toll revenue was approximately RMB 3,156,600, representing an increase of approximately RMB 19.24%. The Shanghai-Nanjing Expressway enjoyed a rapid and steady growth in toll revenue, thereby ensuring that a relatively substantial growth in both the turnover and the profitability of the Company for the year 2001 were sustained. As the principal passageway of highway network between Shanghai and Nanjing, the expressway shall be a reliable source of return on the Company's investment.

Management of Expressways

Continued efforts to raise the Company's professionalism in managing expressways is essential to improve its core capability. In 2001, the Company continued to step up its road management, both in the static and in the dynamic aspects. It adhered firmly to having roads managed in accordance with the laws and standards, and having enforcement being carried out in a civil manner; also, the road inspection system has improved, whereby road inspections were carried out around the clock, and measures were taken to prevent any illegal acts, and were stopped when found. In this way, both the road assets and the rights of these roads were protected, thereby safeguarding the safe and smooth passage of the expressways' traffic.

Upgrading of the three key systems of Shanghai - Nanjing Expressway, namely, toll collection, communication and monitoring produced good results, and these systems were inspected and delivered smoothly in December, 2001. Also, in order to ensure the normal operations of these systems, the Company as a first step set up a three-tier maintenance and management model comprising the toll stations, management offices and command centers, and a two-tier maintenance and management model comprising the management offices and command centers for the communication and monitoring systems. In this way, it has provided a reliable safeguard for the production and operating services of the Company.

In 2001, the Company took further efforts in building up a sound maintenance system, whereby engineering and maintenance works have now separated to become the management and maintenance divisions. By means of this, quality management and a works supervision system have been fully implemented on the road conditions of the Shanghai - Nanjing Expressway; much efforts were made to take preventive maintenance measures, and close attention was paid to address road conditions, thereby ensuring that a good road condition rate of over 95% was attained. Moreover, a scientific way of road maintenance had been adhered to, with new materials, techniques, technologies and equipment being adopted extensively, a huge technological reserve has been in place in preparation for a major overhaul.

Non-core Operations

In respect of non-core operations, Operation Development Company and Modern Road and Bridge Company were established by the Company as a quasi-legal person entity, on the basis of the existing resources, and by means of exploring operations together with strengthened management, opening up channels and leveraging on the competitive edges of the expressways to move onto various forms of operations, goods results were attained.

In 2001, an operating revenue of approximately RMB 283,733,000 and a profit of approximately RMB 19,978,000 was achieved by Operation Development Company. Advertising operation was expanded by marketing and sales efforts, and an advertising revenue of RMB 21,996,000 were achieved in 2001, representing almost a twofold increase over the previous year.

In completing the specific works to address the road condition of Shanghai -Nanjing Expressway, Modern Road and Bridge Company has also been market-oriented and made attempts in taking part in the competition. During the year, an operating revenue of RMB 39,603,000 and a profit of RMB 1,057,000 was achieved, of which, income from contracted works from third parties amounted to RMB 20,919,000.

3. **Other Assets**

Nanjing -Shanghai Class 2 Highway

In addressing the year-on-year decline in the toll revenue of Nanjing - Shanghai Class 2 Highway, the Company established a unit to take charge of matters such as the management of toll collection of Nanjing - Shanghai Class 2 Highway at the end of 2000, and a series of measures had been adopted to place more emphasis on road management and inspection of toll collection. In this way, the declining trend of the toll revenue of Nanjing - Shanghai Class 2 Highway was halted.

In 2001, the daily average traffic volume passing through the toll stations of Nanjing -

Shanghai Class 2 Highway was approximately 42,434 vehicles, representing an increase of 0.18% over the previous year, and the daily average toll revenue was approximately RMB 616,300, which was more or less the same level as 2000.

Due to the formation and continued development of the road network in the peripheral areas of Nanjing - Shanghai Class 2 Highway, detour by vehicles remain a common phenomenon. In addressing the situation, the Company has carried out a study on the relocation of toll collection stations along Nanjing - Shanghai Class 2 Highway, and the relevant proposal has been submitted to the provincial government for approval. It is anticipated that by a reasonable relocation of these toll stations, detour by vehicles can be reduced, hence an increase of revenue can be achieved.

Nanjing Section of Nanjing -Lianyungang Highway

In the wake of the expressway from Beijing to Shanghai having been fully opened to traffic, the redistribution of traffic flows and the sectional repair works being carried out on parts of the Nanjing Section, in 2001, both the traffic volume and toll amount of Nanjing Section of Nanjing -Lianyungang Highway saw a downward trend. The daily average number of vehicles using the highway was RMB 9,450 and the daily average toll revenue was RMB 138,100, representing a decrease of 4.93% and 6.17% respectively over the previous year.

Guangjing Expressway and Xicheng Expressway

With the expressway from Beijing to Shanghai fully opened to traffic, its dragging effect as a main artery emerges with time. As an integral section , the traffic volumes of Guangjing Expressway and Xicheng Expressway reached historical highs. In 2001, the daily weighted average traffic volume of Guangjing Expressway was 13,562 vehicles, and the daily average toll was approximately RMB 236,000, representing an increase of 51.08% and 53.36% respectively over the previous year; the daily average distance weighted average daily traffic volume of Xicheng Expressway was 12,049 vehicles, and the daily average toll was approximately RMB 307,700, representing an increase of 34.43% and 44.58% respectively over the previous year. In 2001, the profit contribution to the Group was RMB 72,633,000.

Jiangyin - Yangtze Bridge

Since February, 2001 when the toll rates of Jiangyin - Yangtse Bridge were adjusted, toll revenue saw a substantial increase. Moreover, as an essential and integral part of the expressway from Beijing to Shanghai, growth in its traffic volume was sustained. In 2001, the daily average traffic volume passing through the bridge was 15,555 vehicles, and the average daily toll revenue was RMB 700,400, representing an increase of 9.83% and 52.01% respectively over the previous year, and both the traffic volume and the toll revenue will continue to enjoy growth. On 4th September, 2001, the Company increased its shareholding in Jiangsu Yangtse Bridge Co., Ltd. by 8.83%, which will represent a new growth area in profit for the Group.

(4) Financial Analysis

The Company adopts a financial policy which is proactive yet prudential. It reviews its debt portfolio regularly and makes any necessary change as it arises so that risks of investment are strictly under control, thereby maximizing the interests of both the Company and the shareholders.

Capital expenditure and financial resources

For the year ended 31st December, 2001, the Company has implemented capital expenditure was approximately RMB 590,867,000, the details are as follows:

		RMB '000
1.	Investment in Guangjing Xicheng Co. (proceeds from H share issue)	109,071
2.	Acquisition of an additional interests of 8.83% in Yangtse Bridge Co.	244,190
	(partly, proceeds from A share issue)	141,830
3.	Upgrading and revamping works of its three major systems (partly, proceeds from A share issue)	84,812
4.	Other contracts relating to Shanghai - Nanjing Expressway	10,964

The above capital expenditure, was funded by the proceeds from H Shares and A Shares issued by the Group and the Group's own working capital.

Management of cash and liabilities

As an operator of toll expressways, the Company has been able to maintain a strong cash inflow from its ordinary operations since it started to operate, and its solvency position has been strong. In 2001, the cash inflow from operating activities was RMB 1,092,958,000, representing an increase of 19% over last year; the working capital was RMB 679,112,000, representing a higher increase over last year. Therefore, the management considers that the Group has no liquidity problem. As at 31st December, 2001, the Group held a total of RMB 891,934,000 in cash and cash equivalents and in short-term investments, and there were borrowings of RMB 265,016,000:

	As at 31st December, 2001
	The Group
	(RMB'000)
Cash and cash equivalents	891,934
Cash at hands	243
Fixed deposits	79,660
Saving deposits	696,720
Short-term investment	116,311
Total:	891,934
Borrowings	265,016
Short-term bank borrowings	210,000
long-term bank borrowing	55,016

Solvency position

At the end of 2001, the borrowings of the Company was as follows:

		RMB'000
1.	Repayable within one year	214,703
2.	Repayable after one year, within two years	4,703
3.	Repayable after two years, within five years	14,109

4.	Repayable after five years	31,501
Total:		266,016

Notes:

1. The long-term bank loans is calculated at fixed interest rates, the facility of which amounts to US$ 9,800,000 in total. The interest rate for the Spanish government loan was 1%, and the interest rate for the buyer's credit loan was 6.7%. Both the government loan and the buyer's credit loan amounted to US$ 4,900,000.

2. The short-term bank loans were calculated at fixed interest rates varying between 5.58% and 5.85%, which were fully repaid in January, 2001.

3. The management of the Company believes that the Company has sufficient capital for repayment of due bank borrowings

Capital Structure of the Group

The Capital structure of the Group as at 31st December, 2001 and the figures for 2000 for comparison are as follow:

	As at 31st December, 2001		**As at 31st December, 2000**	
	RMB '000	*% change*	*RMB '000*	*% change*
Shareholders' equity	12,503,534	93.8	12,115,691	90.4
Minority interests	378,845	2.8	343,951	2.6
Liabilities at fixed interest rates	265,016	2.0	626,723	4.7
Liabilities at floating interest rates	--	--	--	--
Interest fee liabilities	187,289	1.4	313,743	2.3

Total	13,334,684	100	13,400,108	100
Gearing ratio:	3.39%		7.02%	

(5) Problems and Difficulties Arising in the Course of Operation

As the macroeconomic regulation policies of the State continue to favour infrastructure, the Company with its strengths in infrastructure projects as well as its internal scientific and sound management, a steady increase in operating revenue continues, and the Company encountered no material problems or difficulties.

(6) Investments made by the Company

Please refer to the section headed "Disclosure of Major Events" in this report.

(7) Business Development and Plans in the Year to Come

Following China's official accession to the WTO, with its geographical and economic strengths, Jiangsu Province is positioned to enter a new and more rapid phase of economic development, thereby bringing forth new opportunities to the Company's growth. At the same time, with the further liberalisation of the market and further convergence with the world at large, when both qualified human resources and capital are sufficiently circulated, and when competition from outside becoming keener, the Company will come up with tremendous changes in the market environment and rules, hence new challenges.

A firm and steady way of development remains the Company's theme of its operations. In 2002, the Company will aim at modernizing its corporate systems, whereby a modern corporate structure and a system of management are to be established and consolidated, and decision making shall be scientific, acts and services shall be standardized, inspection shall be systemized, thereby raising the management standards to the fullest extent in order to cope with the challenges that will come up upon joining the WTO.

On the basis of the sustainable development of the Company, in 2002, the Company will proceed with the strategic study on its development for both the near term and the medium term, the feasibility study on the expansion works to be carried out on the Jiangsu section and the Nanjing - Shanghai Class 2 Highway, and will implement the relocation of the Nanjing - Shanghai Class 2 Highway and fully explore the potential of toll imposition. These are all aimed at enhancing the cost-effectiveness of these two roads.

The company will continue to take part in the investment in or acquisition of quality infrastructure facilities and toll roads with a view to create new areas of profit growth, thereby giving new momentum to the Company's development and further expand the size of the Company's assets. The Company will complete the acquisition of 33.33% of the shareholding in Jiangsu Sujiahang Expressway Co., Ltd. and move to cross-industry development.

The Company will be in full swing in proceeding with its objective to implement the ISO 9000 series of quality accreditation efforts, and will complete the establishment of the system with a view that test operation under the system can be put in place by the end of the year. These efforts are meant to raise both the management and service standards of the high-grade roads operated by the Company, so as to establish the Company as the leader among the toll road operators.

The Company will establish a series of mechanisms in line with modern corporate systems in order to improve the way resources are being managed. It will carry out the planning of human resources in accordance with the development planning of the Company, and employees are to be recruited and trained with such purpose; a reasonable structure of remuneration and a performance appraisal and incentive assessment system will be established, whereby human resources of the Company will be deployed in a rational manner, and those who are suitable for the Company's future development are cultivated and retained.

V. PROSPECTS

-- To effect a modernization of its corporate system across the board, whereby the scale of operation will be expanded and its scope of operation will be explored, so that the Company will be further expanded and strengthened. To explore other infrastructure sectors and the possibility of cross-industry development, so as to move towards a broader horizon for the sustainable development of the Company.

-- To proceed with the strategic study on its development for both the near and the medium term. The Company will proceed with the feasibility study on the expansion works to be carried out on the Jiangsu section and the Nanjing - Shanghai Class 2 Highway, and will implement the relocation of the Nanjing - Shanghai Class 2 Highway and fully explore the potential of toll imposition. These are all aimed at enhancing the cost-effectiveness of these two roads.

-- To proceed in full swing with its objective to implement the ISO 9000 series of quality accreditation efforts. To complete the establishment of the system with a view that test operation under the system can be put in place by the end of the year. These efforts are meant to raise both the management and service standards of the high-grade roads operated by the Company, so as to establish the Company as the leader among the toll road operators.

-- To fully capitalize on the complementary effects between the core operation of expressways and its ancillary operations. To make serious efforts in diversifying into service operations such as transport, advertising, refueling and catering along the expressways, thereby further enhancing the profitability of the Company.

-- To acquire and participate in projects with value-added prospects. The Company will increase the asset base and future profitability through the acquisition of and participation in projects with value-added prospects such as Suzhou-Jiading-Hangzhou Expressway, so as to guarantee the sustainable growth of the Company's results.

-- To complete the acquisition of 33.33% of the shareholding in Jiangsu Sujiahang Expressway Co., Ltd. and move to cross-industry development.

-- To explore new investment channels. The Company will be working towards the establishing of an investment company, and will continue to identify new sources for profit growth. The Company will fully utilize the capital market and will actively identify investment opportunities which meet our criteria on investment returns and growth, and will continue to optimize the allocation of resources and implement a sustainable development strategy.

-- To strengthen its internal management. The Company's Board of Directors will propose two additional candidates for independent directors, and will set up the Strategic, Nominating, Salary and Review and Audit Committees under the Board of Directors, upgrade various rules of procedure, gradually improve the Company's organization structure, strengthen its internal management, so as to ensure that its decision making is scientific and rational.

-- To create a favourable and harmonious environment. The Company will also focus on the establishment of the Company's corporate culture, and modern corporate image and brand-name of the Company which will be built up to better serve the society. We also hope that by creating a favourable and harmonious environment, we can attract, nurture and retain versatile people who are suitable for the future development of the Company.

-- To establish a series of mechanisms in line with modern corporate systems in order to improve the way resources are being managed. It will carry out the planning of human resources in accordance with the development planning of the Company, and employees are to be recruited and trained with such purpose; a reasonable structure of remuneration and a performance appraisal and incentive assessment system will be established, whereby human resources of the Company will be deployed in a rational manner, and those who are suitable for the Company's future development are cultivated and retained.

-- To complete the design, positioning and publicity of its corporate image, and will complete the sophistification, nurturing and promoting of its corporate spirit, so that a common value is established among all the staff, thereby reflecting the convergence and team spirit of the Company for the promotion of the Company's development.

-- To capitalize on the business opportunities after the accession of the PRC to the WTO. After the accession of the PRC to the WTO, coastal cities will be the first to profit from it. The rapid economic growth and adjustments to the tariffs will stimulate the rapid growth in ownership of vehicles, thereby providing a very favorable condition for the growth of traffic volume and toll revenue of the highways operated by the Company, all the more pointing to the strengths of the projects operated by the Company.

VI. SHAREHOLDERS AND THE CHANGES IN SHARE CAPITAL

Statement of Changes in Share Capital Unit: shares

Share Capital structure		Initial number of shares	Placing in the period	Bonus Issue in the period	Capitalisation of Statutory Common Reserves during the period	New Issue	Other changes in the period	Number of Shares at period end
I. Unlisted shares								
1.	Promoters' shares including:	3,381,214,600	--	--	--	--	--	3,381,214,600
	State-owned Shares:	2,781,743,600	--	--	--	--	--	2,781,743,600
	Shares held by domestic legal persons	599,471,000	--	--	--	--	--	599,471,000
	Shares held by overseas legal persons	--	--	--	--	--	--	--
	Others	--	--	--	--	--	--	--
2.	Subscription legal person Shares	284,532,900	--	--	--	--	--	284,532,900

3. Shares held by employees	--	--	--	--	--	--	--
4. Preference shares or others	--	--	--	--	--	--	--
Total of Unlisted Shares	3,665,747,500	--	--	--	--	--	3,665,747,500
II. Listed Shares							
1. Ordinary shares in RMB	150,000,000	--	--	--	--	--	150,000,000
2. Domestically listed Foreign Shares	--	--	--	--	--	--	--
3. Overseas listed foreign shares	1,222,000,000	--	--	--	--	--	1,222,000,000
Others	--	--	--	--	--	--	--
Total of listed shares	1,372,000,000	--	--	--	--	--	1,372,000,000
III. Total number of Shares	5,037,747,500	--	--	--	--	--	5,037,747,500

Notes: There has been no change in the total number of Shares or in the shareholding structure during the reporting period.

Profile of shareholdings of Major shareholders

Number of Shareholders at the End of the Reporting Period

As at 31st December 2001, there were a total of 55,129 domestic shareholders whose names appeared on the share register of the Company.

As at 31st December 2001, shareholdings of the top ten shareholders of the Company:

No.	Name of Shareholders	Number of Sharesheld at the End of the Period	Changes in shareholding during the period	Shareholding proportion to the Total Share capital	Shares pledgedor subjectto moratorium	Category of the Shares
			(+-)	(%)		
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22		State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000		11.86		State-owned Legal Person Shares
3	The Capital Group Companies, Inc	154,696,000	-57,516,000	3.07		H Shares
4	Galaxy Securities Co., Ltd.	19,410,270	19,410,270	0.39		A Shares
5	Huaxia Securities Company Shares	16,660,000		0.33		Social Legal Person Shares
6	Shenyin Wanguo Shares Securities Stock Company Limited	14,450,000		0.29		Social Legal Person Shares
7	Winner Glory Development Ltd.	12,000,000		0.24		H Shares
8	Jiangsu Xinsu Investment Management Company	8,484,000	-86,000	0.17		Social Legal Person Shares
9	融資投資	7,115,836	7,115,836	0.14		A Shares

10	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000	0.12	Social Legal Person Shares

Note: Connection between the top ten shareholders:

1. The top ten shareholders of the Company are not connected to each other;

2. During the report period, the Company has not been notified of any pledge or moratorium of the Shares held by legal person shareholders holding more than 5 percent of the Shares;

3. During the report period, none of the connected parties, strategic investors or general legal persons has become one of the ten largest shareholders of the Company as a result of the placing of the new Shares.

VII. DISCLOSURE OF MAJOR EVENTS

1 **Material Litigation or Arbitration**

-- The Company has not been involved in any material litigation or arbitration.

2 **Acquisition of Assets**

-- The Company applied a sum of RMB 141,829,782 from the balance of proceeds raised from the issue of A shares to acquire 188,650,000 shares in Jiangyin Yangtse Bridge Co. (representing 8.83% of the total share capital of the company) held by 國家開發投資公司 (National Communications Investment Enterprise Company). An acquisition agreement was signed with 國家開發投資公司 (National Communications Investment Enterprise Company) on 4th September, 2001, the total consideration of which being RMB 244,189,503.25, the shortfall of the consideration was paid from the working capital of the Company.

-- Jiangyin Yangtze Bridge Co. is mainly engaged in the operation, management and collection of toll from vehicles using the Jiangyin Yangtse Bridge. Jiangyin Yangtse connects the Guangjing Expressway and Xicheng Expressway, the Company holds 85% of the shareholding in both of these expressways. As such, a thoroughfare is formed connecting the Nantong Highway and Shanghai - Nanjing Expressway, making it an important section of the National Trunk from Tongjiang to Sanya and the National Trunk from Beijing to Shanghai.

-- Upon the completion of the acquisition, Jiangyin Yangtse Bridge Co. has become an affiliated company in which the Company holds a 26.66% interest. The Board of Directors of the Company considers that the Company's share in the profit of Jiangyin Yangtse Bridge Co. is increased by means of the acquisition, and which will consequently become the new profit growth areas of the Company.

3 Related Party Transactions of Material Importance

-- In 2001, the Company had the following transactions of material importance with related companies:

Jiangsu Communications Holding Ltd.

-- The Company obtained a banking facility from the Jiangsu branch of the Bank of China in the amount of approximately US$ 9,800,000 (equivalent to RMB 81,140,000) in 1998, which was intended to be used in purchasing machinery and equipment to be imported. On 31st December, 2001, the balance of the undrawn facility amounted to approximately US$ 2,912,000 (equivalent to RMB 18,142,000 (2000: US$ 3,741,000, equivalent to RMB 30,979,000). The above facility was guaranteed by Jiangsu Communications Holding Ltd.

-- As for the contracts, agreements and any other documents in relation to the aforesaid related party transaction, the Company had made full disclosure. The contracts and agreements are in compliance with the requirements of the law both in form and in substance, and are fair and reasonable and in no way prejudicial to the interests of the Company and shareholders, and they have been executed and approved through the necessary procedures, which are also in compliance with the law. In the event that one of the related parties in a related party transaction is the controlling shareholder of the Company, that is, Jiangsu Communications Holding Ltd., the Company has taken steps to protect the interests of minority shareholders, such that none of the interests of the minority shareholders shall be prejudiced.

-- The independent non-executive Directors of the Company have reviewed the related party transactions referred to above, and confirm that:

The transactions have been entered into by the Company in the ordinary course of its business. The transactions have been entered into either: (1) on normal commercial terms (the expression of which will be construed by reference to transactions of a similar nature and to be made by similar entities within the PRC); or (2) where there is no available comparison, on terms that are no less favourable than terms available to or from third parties. The transactions are fair and reasonable so far as the shareholders of the Company are concerned.

4. **Material trusts, subcontracting or leasing**

-- As at 31st December, 2001, the Company had no material trusts, subcontracting or leasing.

5. **Material guarantees**

-- As at 31st December, 2001, the Company had not provided any guarantee to any shareholder or related party or any other companies.

6. **Entrusted investment management**

-- During the reporting period, the Company placed for short-term entrusted investment management a sum of RMB210,000,000 from its own capital, an entrusted asset management agreement for an amount of RMB100,000,000 was entered into with Guotong Securities Co., Ltd. for a term from 19th March, 2001 to 19th March, 2002; and an entrusted asset management agreement for an amount of RMB110,000,000 was entered into with Suzhou Investment Company Limited for a term from 10th May, 2001 to 10th May 2002. The aforesaid entrusted investment management had been approved by the Company's decision-making management. As at 31st December, 2001, as the entrusted management agreements had not yet been due, the Company did not carry out any account settling. Considering the book value of the entrusted capital, it appears to be a break-even, and it is not necessary for the Company to make any provision as to the diminution in value of the investment for the time being. When the entrusted management agreement is due, the Company will withdraw the entrusted capital, and there is no intention for any entrusted financial management plan.

7. **Other material contracts**

As at 31st December, material contracts being performed by the Company include the followings:

-- In respect of the loan contracts (being performed) between the Company and the

relevant bank with amount of RMB587,363,768, which was guaranteed by Communications Holding. The major contract thereof was the refinancing agreement entered into by the Company (as borrower) and Bank of China Jiangsu Branch (as loaner or "reloan bank") in Nanjing on 15th October 1998, pursuant to which: (1) amount granted and its use are the loan set out in the agreement shall be used to satisfy US$9,804,269.50 as the foreign exchange of the aggregate contractual amount of the commercial contract between China Import and Export Co., Ltd. and exporter INDRASCA, S.A in respect of the equipment and technology for Shanghai-Nanjing Expressway; (2) tenure: subject to the "Foreign Loan Agreement", the amount comprising governmental shares shall be applicable within 12 months after effectiveness of the commercial contract, and its initial repayment shall be made on 16th January 2007. The tenure of the loan shall be 30 years, among which grace period shall be 10 years and repayment period shall be 20 years. The loan shall be repaid every half year on equal basis in 40 installments; amount comprising buyer's credit shares shall be applicable within 10 months after the effective date of the commercial contract, and its initial repayment shall be made not later than July 1999. The tenure of the loan shall be 7 years. The loan shall be repaid every half year on 14 equal installments.

-- The Company entered into a contract entitled "Contract on Management Of Operation And Maintenance Of Nanjing Section Of Nanjing-Lianyungang Expressway" (being executed) with Road Management Office on 8th April 1999, pursuant to which, Road Management Office was entrusted by the Company for the management of operation and maintenance of Nanjing Section of Nanjing-Lianyungang Expressway, and the Company shall collect 17% of the aggregate toll revenue of the Section each year. The amount paid during 2001 total RMB8,570,100.

8. Undertakings

-- The Company has undertaken in respect of the profit distribution proposal for 2001: one dividend distribution in 2001, to the extent that the distribution shall be no less than 50% of the net profit of the year.

-- The profit distribution proposal for 2001 had been resolved by the Board of Directors. For details of the distribution, please see the section headed "Profit Distribution Proposal for the Year" in the Board of Directors Report.

-- During the reporting period, shareholders holding 5% or more of the Shares of the Company had not made any announcement either in the press or on websites regarding the disclosure of such undertakings.

9. Appointment of Accountants

-- There has not been any change of auditors in the past three years.

-- At the General Meeting held on 8th June, 2001, the Company continued to retain Arthur Andersen & Co. and Arthur Andersen.Hua Qiang Certified Public Accountants as the Company's overseas and domestic accountants.

-- In 2001, the audit fees paid to the Company's accountants amounted to RMB1,250,000. The Company had not paid any other expenses other than this.

-- Starting from 2002, the audit fees to be paid to its accountants shall be proposed by the Board of Directors to the General Meeting for approval and confirmation.

10. Regulatory Punishment

-- During the year, there was no regulatory punishment imposed against the Company, any of its Directors or Senior Management Officers, nor was there any other open denouncement.

11. Other Major Events

Merging of Guangjing Co. and Xicheng Co.

-- In order to reduce costs and streamline the corporate structure and enhance efficiency, merging of the subsidiaries of the Company, Guangjing Expressway Co., Ltd. and Xicheng Expressway Co., Ltd., was completed on 12th April, 2001 (being the date when the business license of the Jiangsu Guangjing Xicheng Expressway Co., Ltd. was obtained). The shareholding of the company in Guangjing Xicheng Co. was the same as the respective original shareholdings (85%) in Guangjing Co. and Xicheng Co., and the newly merged company shall assume all the assets and liabilities of Guangjing Co. and Xicheng Co.

Investment in Shuangshilou Hotel Co., Ltd.

-- In November, 2001, the Company established the Shuangshilou Hotel Co., Ltd. ("Shuangshilou") with Gulou Service Company at Hunan Road, Gulou District, Nanjing. The investment amounted to RMB 960,005, representing 95.05% of the interests in the company. Shuangshilou is engaged in the production and sales of Chinese food.

Shareholding interests of the Company's Directors, Supervisors and Senior Management

-- As at 31st December 2001, none of the directors, supervisors, senior management and their respective associates had any beneficial interests in the Company or any of its associates' issued share capital, which are required to be recorded on the register of the Company.

-- At no time during the year was the Company or its associates a party to any arrangement to enable the directors, supervisors, senior management and their respective associates to acquire benefits by means of the acquisition of shares or debentures, of the Company or any of its associates.

Purchase, Sale and Repurchase of Shares of the Company

-- As at 31st December 2001, the Company has not purchased, sold or repurchased any shares of the Company.

Pre-emptive Rights

-- Pursuant to the Articles of the Company and the laws of the PRC, the Companys is not subject to any pre-emptive rights requiring it to propose new issues to its existing shareholders in proportion to their shareholdings.

Deposits

-- As at 31st December 2001, the Company did not have any trusted deposits with any financial institutions in the PRC, and there were no fixed deposits that could not be repaid upon maturity.

Risk on foreign exchange

-- The Company has no material foreign exchange risks. The Company obtained a loan from the Spanish Government in 1998 equivalent to US$9,800,000. As at 31st December 2001, the balance of the loan was US$6,645,000, but the Company has currently a foreign exchange deposit of US$6,142,500 which offset the foreign exchange risks.

Income Tax

Pursuant to the document CaiShui [2000] No.99 issued by the Ministry of Finance in October 2000, a company shall pay an income tax at a statutory tax rate of 33%, and 18%

tax will be refunded thereafter. The actual tax rate for enterprise is 15%. This preferential policy will continue to be effective until 31st December 2001. Pursuant to the document CaiKuai [2000] No.3 issued by the Ministry of Finance in July 2000, a company shall pay its income tax before any refund can be effected, and may only set off the income tax charge of the current period when the company receives the actual tax refund. In 2001, the Company received an income tax refund of RMB 163,430,000 from the Provincial Finance Department.

12. **Directors, Supervisors and Senior Management**

-- At the fifth session of the Third Board of Directors Meeting held on 20th February 2001 and the First Extraordinary General Meeting of 2001 held on 9th April 2001, the resignation of Mr. Zhang Jun Yuan, Mr. Yue Jia Hua and Ms Xi Yi Qun from the position of Director due to change of job and the resignation of Mr. Zhang Quan Geng from the position of Director due to his retirement were considered and approved. Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Zhu Yao Ting, Mr. Chen Xiang Hui and Mr. Cui Xiao Long were elected as the directors of the Company.

-- At the second session of the Third Supervisory Committee Meeting held on 20th February 2001 and the First Extraordinary General Meeting of 2001 held on 9th April 2001, the resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping, Mr. Xing Guo Qiang from the positon of Supervisor due to change of job was considered and approved. Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning were elected as the Supervisors of the Company.

-- The Company appointed Mr. Wu Zan Ping as the Deputy General Manager at the Eighth session of the Third Board of Directors Meeting held on 21th August 2001.

VIII CODE OF BEST PRACTICE

The Board of Directors of the Company has not yet established an audit committee (the "audit committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange (the "Code of Best Practice"). The Company has instead formed a Supervisory Committee in its corporate structure, which carries out functions similar to that of an audit committee. The difference is that the Company's Supervisory Committee comprises of five representatives (one of whom shall be an employee of the Company) who shall be elected or removed by the general meeting of shareholders, and who shall be accountable to the general meeting of shareholders instead of the Board of Directors, whereas an audit committee comprises of the non-executive directors of a company. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company is, or was for any part of the period under review, not in compliance with the Code of Best Practice.

By Order of the Board
Shen Chang Quan
Chairman

Nanjiang, the PRC

8 April, 2002

Please also refer to the published version of this announcement in the South China Morning Post.

Jiangsu Expressway Company Limited

(A Joint stock company established in the People's Republic of China with limited liability)

Connected Transaction - Acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited

SUMMARY

- The Company will acquire approximately 33.33% equity interests in Sujiahang Expressway Co. from the Jiangsu Holding Company at a total consideration of RMB315,400,000 (approximately HK$297,547,170).

- Since the Jiangsu Holding Company is the controlling shareholder of the Company, the Acquisition will be a connected transaction under Rule 14.23(1)(a) of the Hong Kong Listing Rules and Rule 7.3.1 of the Shanghai Listing Rules. According to the Hong Kong Stock Exchange, the Acquisition has to be approved by independent shareholders in accordance with Rule 14.26 of the Hong Kong Listing Rules. In accordance with Rule 7.3.12 of the Shanghai Listing Rules, the Company has to comply with the announcement and the shareholders' approval requirements and the connected persons, Jiangsu Holding Company and its associates (as defined in the Hong Kong Listing Rules) shall abstain from voting.

- In the ninth meeting of the third Board of Directors held on 8th April, 2002, the connected directors abstained from voting on the resolutions related to the Acquisition. Independent non-executive directors Mr. Fang Keng agreed to the resolutions in principle and Ms. Cheng Chang Yung Tsung, Alice was absent from the meeting with apologies. An independent board committee, comprising the aforesaid independent non-executive directors, has been formed to advise shareholders as to the fairness of the transaction.

- A circular containing the information of the Acquisition as required by the Hong Kong Listing Rules (including the opinions of the independent board committee and the independent financial advisor to the independent board committee) will, together with the notice of the annual general meeting, be despatched to the holders of H shares whose names appear in the Company's register of members in 26 April, 2002 within 21 days by ordinary mail. The above documents will also be published on the website of the Company (www.jiangsuexpressway.com) simultaneously.

Acquisition of 33.33% equity interests in Sujiahang Expressway Co., Ltd.

The Board of Directors of Jiangsu Expressway Company Limited (the "Company") announces that the Company has entered into an acquisition agreement with Jiangsu Communications Holdings Co., Ltd. (the "Jiangsu Holding Company") on 8 April, 2002 in Nanjing, the PRC in respect of the acquisition (the "Acquisition") of an approximately 33.33% equity interests in the registered capital of Jiangsu Sujiahang Expressway Co., Ltd. ("Sujiahang Expressway Co.").

Key terms of the acquisition agreement dated 8 April, 2002

The buyer:	The Company
The seller:	Jiangsu Holding Company, the controlling shareholder of the Company which holds approximately 55.22% interest in the share capital of the Company
The sale equity interests:	The Jiangsu Holding Company's RMB 276,000,000 investment in the registered capital of Sujiahang Expressway Co. (approximately HK$260,377,358), accounting for approximately 33.33% of the currently paid up registered capital of Sujiahang Expressway Co., with all rights and obligations accrued to the sale equity interests as at the completion date.
Consideration:	RMB315,400,000 in cash (approximately HK$297,547,170), payable on completion. After friendly negotiation between the buyer and the seller, the total consideration shall be equivalent to such value as filed at the Department of Finance of Jiangsu Province by the PRC valuer and will not be higher than the fair market value assessed by the international valuer.
Conditions precedent:	(i) The approval of the proposed transaction under the agreement by the buyer's independent shareholdersin accordance with the

Hong Kong Listing Rules and Shanghai Listing Rules.

(ii) The approval of the proposed transaction under the agreement by the seller's board of directors.

(iii) The waiver of the pre-emptive right to the sale equity interests by other shareholders of Sujiahang Expressway Co. and the approval of the transfer by the shareholders of Sujiahang Expressway Co.

(iv) Such consent or authority as may be required by both parties under any existing legally binding contractual arrangement or loan or facility document for the purpose of the performance of the agreement.

(v) The completion of the legal and the financial due diligence of Sujiahang Expressway Co. by the buyer to its satisfaction.

(vi) All such authority, consents and approvals as may be reasonably deemed necessary by the seller (upon consultation with the buyer in advance) and those which must be obtained from or filed at government departments and regulatory bodies in respect of the proposed transaction.

Completion: Completion shall take place on the day agreed by both parties after the condition precedents have been fulfilled or waived, but in any event no later than the end of June, 2002.

Sujiahang Expressway Co.

Sujiahang Expressway Co. was a company established in the PRC with limited liability on 18 June 1999. At present, the Jiangsu Holding Company, Suzhou Municipal Infrastructure Investment Management Co., Ltd., Suzhou Expressway Co., Ltd., Suzhou Municipal International Economic Development Holdings Co., Ltd. and Suzhou Municipal Sujiahang Expressway Farmer Shareholders Association respectively hold approximately 33.33%, 35.56%, 11.11%, 11.11% and 8.89% of the registered capital of Sujiahang Expressway Co. Suzhou Municipal Infrastructure Investment Management Co., Ltd. is a company with limited liability incorporated in the PRC as approved by the People's Government of Suzhou Municipal. It is mainly responsible for the investments in the Sujiahang Expressway project. In accordance with the Articles of Association of Sujiahang Expressway Co., each shareholder's share in the registered capital and their paid up contribution as at 31 December 2001 are as follows:

Shareholders[Note 1]	Share in the registered capital	Paid up contribution
	(RMB)	*(RMB)*
Jiangsu Communications Holdings Co. Ltd.	539,470,000 (33.33%)	276,000,000[Note 2]
Suzhou Municipal Infrastructure Investment Management Co., Ltd.	575,560,000 (35.56%)	294,400,000
Suzhou Expressway Co., Ltd.	179,820,000 (11.11%)	92,000,000
Suzhou Municipal International Economic Development Holdings Co., Ltd.	179,820,000 (11.11%)	92,000,000
Suzhou Municipal Sujiahang Expressway Farmer Shareholders Association	143,890,000 (8.89%)	73,600,000
	1,618,560,000	828,000,000

The approved total investment of Sujiahang Expressway Co. is RMB4,495,937,613 (approximately HK$4,241,450,578).

Note 1 *Except for the Jiangsu Holding Company, none of the shareholders are connected persons of the Company within the meaning of the Hong Kong Listing Rules.*

Note 2 *The paid up contribution was made by 3 instalments up to 31 December, 2001. The remaining balance, RMB263,470,000 (approximately HK$248,556,604), shall be paid by instalments in 2002, 2003 and 2004. Jiangsu Holding Company became a shareholder in April, 2001 and the consideration paid was approximately RMB162,000,000 (approximately HK$152,830,189).*

The financial information of Sujiahang Expressway Co.

Assets and liabilities (unaudited)

	As at 31 December 2000		As at 31 December 2001	
	RMB	*HK$*	*RMB*	*HK$*
Total assets	1,216,383,638	1,147,531,735	2,586,844,237	2,440,419,092
Total liabilities	784,447,742	740,045,040	1,758,939,400	1,659,376,792
Current liabilities	19,447,742	18,346,926	4,939,400	4,659,811
Long-term liabilities	765,000,000	721,698,113	1,754,000,000	1,654,716,981
Shareholders' interests	431,935,896	407,486,695	827,904,837	781,042,299
Net asset value	431,935,896	407,486,695	827,904,837	781,042,299

Profits and loss

	Up to 31 December 2000		Up to 31 December 2001	
	RMB	*HK$*	*RMB*	*HK$*
Revenue from the main business	---	---	---	---
Net profit/ (loss)	(64,075)	(60,449)	(31,059)	(29,301)

The scope of business of Sujiahang Expressway Co. includes the construction, maintenance and management of the Jiangsu section of Sujiahang Expressway, toll collection, and advertisement service, trading, property development, hotels, restaurants, passenger and cargo transportation, gas stations, vehicle repair, land development and information technology consultancy service (save for those requiring an approval pursuant to the PRC laws) along the Jiangsu section of Sujiahang Expressway. The legal representative of Sujiahang Expressway Co. is Mr. Jiang Ren Jie.

The buyer has appointed American Appraisal Hong Kong Limited as its international valuer to evaluate the assets of Sujiahang Expressway Co. According to its preliminary valuation, the fair market value of the 33.33% equity interests in the paid up contribution of Sujiahang Expressway Co., Ltd. as at 31 December 2001 is higher than the valuation, RMB315,400,000 (approximately HK$297,547,170), done by 江蘇仁合資產評估有限公司 (Jiangsu Renhe Assets Valuation Limited) (ie the PRC valuer appointed by the seller) and filed at the Department of Finance of Jiangsu Province.

Extracts from the valuation report produced by Jiangsu Renhe Assets Valuation Limited

The vendor has appointed Jiangsu Renhe Assets Valuation Limited as the valuer of the Acquisition. Extracts from the valuation report dated 5th April, 2002 produced by Jiangsu Renhe Assets Valuation Limited are as follows:-

"Based on the principles of impartiality, objectiveness and fairness, we have reviewed the legal documents, the technical engineering information and financial and accounting information provided by Jiangsu Communication Holdings Co. Ltd. and Jiangsu Sujiahang Expressway Co. Ltd.. We have inspected and assessed the relevant assets of the valuation with the management, business officers and technical engineers of Jiangsu Sujiahang Expressway Co. Ltd. and have exchanged views with them. On this basis, and in accordance with the relevant laws, regulations, professional guidelines and technical standards, and in compliance with principles of valuation and general valuation practices, we have applied the necessary formula on the relevant assets of the valuation. The valuation is completed. As at 31 December, 2001, the assessed value of the 33.33% equity interests in Jiangsu Sujiahang Expressway Co. Ltd. held by Jiangsu Communication Holdings Co. Ltd. was RMB315,400,000."

Sujiahang Expressway

Sujiahang Expressway consists of the Jiangsu and the Zhejiang sections. The Jiangsu section is located within the boundaries of Suzhou City, Jiangsu Province. It links the northern and the southern sections of Suzhou city. It stretches from Dongbin Town, Changshu in the north and ends at Shengze Town, Wujiang in the south. It strides across Daxi River, the boundary river of Jiangsu and Zhejiang Provinces, and connects with the Zhejiang section. The Jiangsu section is a two-way four-lane closed expressway of approximately 100 km. The designed speed is 120 km per hour.

The construction of the Jiangsu section has been divided into 2 sub-sections, the northern sub-section and the southern sub-sections. The southern sub-section begins at Suzhou and ends at Wujiang. With a length of approximately 54.4 km, the southern sub-section will have 6 interchanges at Northern Suzhou, Suzhou, Southern Suzhou, Wujiang, Lili and Shengze respectively and one service area at Baiyang. The northern sub-section begins at Changshu and ends at Suzhou. With a length of approximately 45.7 km, the northern sub-section will have 4 interchanges at Dongbin, Changshu, Shajiabin and Xiangcheng respectively and one service area at Yangcheng Xiwu. The construction of the southern sub-section commenced in July 1999, it is currently at the road surfacing stage and is expected to open to traffic in December 2002. The construction of the northern sub-section commenced in July 2000, it is currently at the road foundation stage and is expected to open to traffic in July 2004.

The reasons for and the interests in the Acquisition

The main business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The Acquisition will expand the Company's asset base and match the key aspect of the business growth of the Company. Upon completion of the Acquisition, Sujiahang Expressway Co. will become an approximately 33.33% associated company of the Company.

The Jiangsu section of the Sujiahang Expressway is an important split-flow of the trunk line of Tong Jiang San Ya National Way and a major constituent of the highway framework designated by the Jiangsu province. Upon completion, it will connect the proposed Sutong Changjiang Road Bridge, Yanjiang Expressway and Changshu Port in the north and Hangzhou and Zhapu Port in the south. It will, together with National Road Nos. 204, 312 and 318, Shanghai-Nanjing Expressway and Shanghai-Hangzhou Expressway, be a connection for traffic between Jiangsu and Zhejiang provinces. This intersection will increase the traffic flow of the Jiangsu Section of the Shanghai-Nanjing Expressway, the major operating asset of the Company, by channelling traffic between the north of Jiangsu province, Zhejiang province, Shanghai and Nanjing through the Shanghai-Nanjing Expressway. Thus there is obvious synergy in the Acquisition.

Having regard to the terms of the agreement, the directors are of the view that the Acquisition answers the current and the long-term needs of the Company and is in the interests of all the shareholders of the Company and that the total consideration payable pursuant to the Acquisition is fair and reasonable. The voting procedure of the directors is legally valid. The connected directors, Mr. Shen Chang Quan, Mr. Cui Xiao Long, Mr. Zhou Jian Qiang and Ms. Fan Yu Shu have abstained from voting on the resolutions related to the Acquisition. Independent non-executive directors Mr. Fang Keng agreed to the resolutions in principle and Ms. Cheng Chang Yung Tsung, Alice was absent from the meeting with apologies. An independent board committee, comprising the aforesaid independent non-executive directors, has been formed to advise shareholders as to the fairness of the transaction.

The consideration of the Acquisition will be paid by cash and shall be financed by loans and the Company's internal resources.

Connected transactions

Since the Company's controlling shareholder, the Jiangsu Holding Company, is the seller in this transaction, this transaction is a connected transaction under Rule 14.23(1)(a) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). Given that the consideration payable to Jiangsu Holding Company together with the balance of Jiangsu Holding Company's original share of capital contribution payable to Sujiahang Expressway Co. exceeds 3% of the consolidated net tangible assets of the Company as at 30 June, 2001 (the date to which the latest interim statements of the Company was made up), The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") requires that the Acquisition has to be subject to independent shareholders' approval requirements in according to Rule 14.26 of the Hong Kong Listing Rules. This transaction is also a connected transaction under Rule 7.3.1 of the Rules Governing the Listing of Securities on Shanghai Stock Exchange (the "Shanghai Listing Rules") and is subject to the announcement and

shareholders approval requirements under Rule 7.3.12.

This transaction is subject to the shareholders' approval in general meeting. The connected persons, Jiangsu Holding Company and it associates (as defined in the Hong Kong Listing Rules), shall abstain from voting in the shareholders' general meeting.

The opinion of the independent financial adviser

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed 華泰證券有限責任公司(Huatai Securities Limited) as the PRC independent financial advisor in respect of the Acquisition. As regards the Acquisition, the opinion of Huatai Securities Limited is as follows:

Upon careful and necessary enquiry, the independent financial adviser is of the view that this connected transaction has met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001). The relevant legal procedures and the disclosure requirements have been followed and met, reflecting the principles of equality, justice and reasonableness. No action which may damage the legal interests of the medium and the small-sized investors and the non-connected shareholders is found. This connected transaction is fair and reasonable to all the shareholders of the company.

The Jiangsu Holding Company

The Jiangsu Holding Company is a State-owned enterprise which is established in Jiangsu Province, the PRC and which is supervised by Jiangsu Provincial People's Government. It is located at No.238 Maqun Street, Nanjing. Its legal representative is Mr. Shen Changquan. It's main businesses include the operation and management of the State-owned asset within the scope of the authority conferred by the provincial government; investments in and construction, operation and management of the traffic infrastructure, transportation and the related business/property; and industrial investment and domestic trading (save for those requiring the specific approval of the State). The registered capital of the Jiangsu Holding Company in RMB4,600,000,000 (approximately HK$4,339,622,642). Its net profit and net asset value for the accounting year of 2001 were RMB441,959,460 (approximately HK$416,942,887) and RMB 10,217,763,426 (approximately HK$9,639,399,458) respectively.

General Information

The current address of the Company is at 69 Shigu Road, Nanjing. Its legal representative is Mr. Shen Chang Quan.

A circular containing the information of the Acquisition as required by the Hong Kong Listing Rules (including the opinions of the independent board committee and the independent financial advisor to the independent board committee) will, together with the notice of the annual general meeting, be despatched to the holders of H shares whose names appear in the Company's register

of members in 26 April, 2002 within 21 days by ordinary mail. The above documents will also be published on the website of the Company (www.jiangsuexpressway.com) simultaneously.

The annual general meeting will be held on 28 May 2002 at Nanjing to approve the Acquisition. Please refer to the notice of the annual general meeting published on the same date of this announcement for details.

The following documents will be available for inspection at the Company's address from the date when such documents have been produced or executed:

1. the minutes of the 9th meeting of the 3rd Board of the Company;

2. the acquisition agreement;

3. the business valuation report produced by American Appraisal Hong Kong Limited;

4. the opinion of Huatai Securities Co., Ltd. (as the PRC independent financial advisor);

5. the opinion of the independent financial advisor to the independent board committee;

6. the Chinese and the English versions of the circular in relation to the acquisition agreement;

7. the legal opinion of Jiangsu Shiji Tongren Law Office;

8. the traffic forecast report from Scott Wilson (Hong Kong) Ltd.; and

9. the operation and maintenance forecast report from Scott Wilson (Hong Kong) Ltd.

By the order of
the Board of Directors
Yao Yongjia
Secretary to the Board of Directors
Nanjing, the PRC, 8 April 2002

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100.

Please also refer to the published version of this announcement in the South China Morning Post.

02 JUL 12 ...

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 9th meeting of the Third Board of Directors of Jiangsu Expressway Company Limited resolved to convene the Annual General Meeting for the year 2001 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Tuesday, 28th May, 2002 for the following purposes:

1. To review and approve the annual report of the Board for the year ended 31st December 2001;

2. To review and approve the report of the Supervisory Committee for the year ended 31st December 2001;

3. To review and approve the audited accounts and the auditors' report for the year ended 31st December 2001;

4. To approve the distribution scheme in respect of the final dividends of the Company for the year 2001:

   The Board meeting on 8th April 2002 proposed a cash bonus of RMB 1.25 for every 10 Shares.

5. To approve approval the re-appointment of Arthur Andersen & Co and Arthur Andersen • Hua Qiang Certified Public Accountants as the Company's international auditor and domestic auditor, and to fix the aggregate remuneration be RMB 1,250,000 per annum;

6. To review and approve the following changes in respect of Directors and Supervisors;

Directors:

1) To elect Mr. Wang Guo Gang as an Independent Director of the Company, and to approve the signing of a service contract with him for a term of three years;

2) To elect Mr. Yang Xiong Sheng as an Independent Director of the Company, and to approve the signing of a service contract for a term of three years;

3) To elect Mr. Zhang Wen Sheng as a Director of the Company, and to approve the signing of an appointment contract for a term of three years;

4) To agree the resignation of Mr. Li Da Peng from his office as a Director, and to approve the signing of a service termination contract with him;

5) To agree the resignation of Mr. Liu Bu Cun from his office as a Director, and to approve the signing of a service termination contract with him;

6) To agree the resignation of Mr. Zhu Yao Ting from his office as a Director, and to approve the signing of a service termination contract with him;

Supervisors:

1) To elect Mr. Zhang Cheng Yu as a Supervisor of the Company, and to approve the signing of a service contract with him for a term of three years.

2) To agree the resignation of Mr. Du Wen Yi from his office as a Supervisor, and to approve the signing of a service termination contract with him;

7. To review and approve the amendments to the Articles of Association of the Company;

8. To review and approve the "Procedural Rules for the shareholders general meetings";

9. To review and approve the "Procedural Rules for the Board of Directors";

10. To review and approve the "Procedural Rules for the Supervisory Committee";

11. To review and approve the "Bye-laws in respect of duties of independent Directors";

12. To review and approve the "Procedural Rules for the Strategic Committee of the Board";

13. To review and approve the "Procedural Rules for the Nominating, Salary and Review Committee of the Board";

14. To review and approve the "Procedural Rules for the Audit Committee of the Board";

15. To review and approve the connected transaction; to approve the "Agreement in respect of the sale and purchase of 33.33% in the Jiangsu Sujahang Expressway Co., Ltd.";

16. To review and approve the reduction in the beginning balance of the Retained Profits of the Company for the year 2001 for the sum of RMB 23,628,000 resulting from loss due to sale of staff quarters.

17. To handle any other matters as may be necessary.

Note:- Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details of resolutions Nos. 7, 8, 9, 10, 11, 12, 13 and 14.

Annex 1. Introduction to the Directors and Supervisors Candidates

By Order of the Board
Yao Yong Jia
Lam Che Wah
Board Secretary

Nanjing, the PRC

8th April 2002

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 26th April 2002 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report by 7th May 2002. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 26th April 2002 to 28th May 2002 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to the Registrar of shares of the Company, on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00p.m. on Thursday 25th April 2002. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be despatched to shareholders.

(5) The meeting will last for half day. Shareholders attending the meeting will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 025-4200999(ext. 4706/4716)
Fax: 025-4466643, 4207788

ANNEX I:

Introduction to the Directors and Supervisors Candidates

Zhang Wen Sheng, male, born in 1947, senior economist. Mr. Zhang has been working at the Tianjin Port since 1968, and has been working at the Ministry of Communications since 1974 and held various positions such as secretary of the General Office, deputy director of Production Regulatory Bureau, deputy director of the Enterprise Administrative Bureau, director of System Reformation Office, director of System Regulatory Office and assistant supervisor. He engaged in communication administration for a long period. He took up the position of deputy general manager at Huajian Transportation Economic and Development Centre in 1998, and is currently the vice chairman of 東北市高速公路股份有限公司and Sichuan Expressway Company Limited and the director of Anhui Expressway Company Limited, with extensive experience in enterprise regulation research and enterprise management.

Wang Guo Gang, male, born in 1955, PhD. Mr. Wang has taken up the position as a professor at the Nanjing University since 1988. Starting from 1933, he has been the vice president of Huaxia Securities Co., Ltd., a PRC Company. He, engaged in financial works for a long seried of time, He has been the researcher of 中國社會科學財貿經濟研究所since 1994, with extensive experience in financial research and management.

Yang Xiong Sheng, male, born in 1960, PhD tutor. Mr. Yang has taken up the position as the director of the research class of the Lianyungang Finance School in Jiangsu province. In 1987,

he worked at the Lianyungang Audit Bureau of Jiangsu province, and in 1994, he was transferred to the Faculty of Accounts in the Nanjing University, and has been the faculty director of the Faculty of Accounts in the Nanjing University since 1999, with extensive experience in financial accounting.

Zhang Cheng Yu, male, born in 1951, post graduate, senior economist. Mr. Zhang has been the deputy general manager, deputy party secretary, general manager and secretary of party committee of 揚州汽車運輸總公司since 1985, and has been the deputy office head of the Communications Bureau of Yangzhou city. In January 2001, he took up the position of deputy general manager of Jiangsu Yangtze Bridge Co., Ltd., and in July 2001, he was the general manager of Jiangsu Ning-Jing-Yen Expressway. Since January 2002, he took up the position as the manager of the personnel department at Jiangsu Communications Holdings Ltd. Mr. Zhang has extensive experience in economic management and communication administration.

ANNOUNCEMENT OF THE 9TH SESSION OF THE THIRD BOARD OF DIRECTORS MEETING

Notice is hereby given that the 9th session of the Third Board of Directors Meeting was held by the Company in the morning on Monday, 8th April 2002 at 蘇州太湖狀元樓大酒店 (Suzhou Taihu Mandarin Garden Hotel). There should be 11 directors present and 9 directors were present. Members of the Supervisory Committee and the senior management staff attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan, the Chairman of the Company. The procedure for convening this Meeting was in compliance with the relevant provisions of Company Law and Articles of Association. The following were considered and approved at this Meeting:

1. The annual report of the Board for the year ended 31st December 2001 was considered and approved;

2. The audited accounts and the auditors' report for the year ended 31st December 2001 were considered and approved;

3. The distribution scheme in respect of the final dividends of the Company for 2001 (a proposed cash bonus of RMB 1.25 for every 10 shares) was approved;

4. The proposed profit distribution scheme of the Company for 2002 was approved: For 2002, the Company will declare a cash dividend representing not less than 50% of the net profit for the year. Retained profits which had not been distributed will not be distributed under the 2002 profit distribution scheme;

5. The re-appointment of Arthur Andersen & Co and Arthur Andersen • Hua-Qiang Certified Public Accountants (安達信 • 華強會計師事務所) as the Company's auditors was approved, that the aggregate remuneration to be RMB 1,250,000 per annum was approved and that the same be presented to the Annual General Meeting for approval;

6. The annual report for 2001 and the final results Announcement were approved;

7. The proposal of convening the 2001 Annual General Meeting and the Notice of Annual General Meeting and related matters were approved;

8. Changes of Directors

   1) The proposal to elect Mr. Wang Guo Gang as an Independent Director of the Company, and the signing of a service contract with him with an annual remuneration of RMB 40,000 be approved;

   2) The proposal to elect Mr. Yang Xiong Sheng as an Independent Director of the Company, and the signing of a service contract with him with an annual remuneration of RMB 40,000 be approved;

   3) The proposal to elect Mr. Zhang Wen Sheng as a Director of the Company, and signing of an appointment contract with him be approved;

9. Resignation of Directors

   1) The resignation of Mr. Li Da Peng from his office as a Director and the signing of a service termination contract was approved;

   2) The resignation of Mr. Liu Bu Cun from his office as a Director and the signing of a service termination contract was approved;

   3) The resignation of Mr. Zhu Yao Ting from his office as a Director and the signing of a service termination contract was approved;

10. The proposal of setting up of the Strategic Committee of the Board of Directors was considered and approved;

11. The proposal of setting up of the Nominating Committee, Salary and Review Committee of the Board of Directors was considered and approved;

12. The proposal of setting up of the Audit Committee of the Board of Directors was considered and approved;

13. The amended Articles of Association was considered and approved and that the same be presented to the Annual General Meeting for approval;

14. The "Procedural Rules for the shareholders' general meeting" was considered and approved and that the same be presented to the Annual General Meeting for approval;

15. The "Procedural Rules for the Board of Directors" was considered and approved and that the same be presented to the Annual General Meeting for approval;

16. The "Bye-laws on respect of the duties of the General Manager" was considered and approved;

17. The "Financial Control System" was considered and approved;

18. The "Bye-laws in respect of the duties of Secretary to the Board of Directors" was considered and approved;

19. The "Bye-laws in respect of the duties of Independent Directors" was considered and approved and that the same be presented to the Annual General Meeting for approval;

20. The Procedure Rules for the Strategic Committee under the Board of Directors" was considered and approved and that the same be presented to the Annual General Meeting for approval;

21. The "Procedure Rules for the Nominating, Salary and Review Committee under the Board of Directors" was considered and approved and that the same be presented to the Annual General Meeting for approval;

22. The "Procedure Rules for the Audit Committee under the Board of Directors" was considered and approved and that the same be presented to the Annual General Meeting for approval;

23. The Self-Regulation Report was considered and approved, and the submission of the same to Nanjing Division of China Securities Regulatory Commission was approved;

24 The proposal of issuance of American Depository Receipt (Class 1) in respect of portion of the issued H Shares of the Company was considered and approved and a committee of Directors was constituted to deal with the related matters;

25. The "Agreement in respect of the sale and purchase of 33.33% interest in the Jiangsu Suzhou-Jiading-Hangzhou Expressway Co., Ltd." was considered and approved;

26. The reduction in the beginning balance of the Retained Profits of the Company for the year 2001 by the sum of RMB 23,628,000 resulting from sale of staff quarters was reviewed and approved.

Note:- Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details of resolutions Nos. 13, 14, 15, 16, 17, 18, 19, 20, 21 and 22

Annex:

1. Declarations made by the nominators of the independent directors

2. Declarations made by the proposed independent directors

By Order of the Board
Yao Yong Jia
Lam Che Wah
Board Secretary
8th April 2002

DECLARATIONS MADE BY THE NOMINATOR OF THE INDEPENDENT DIRECTORS OF THE COMPANY

The Board of Director of Jiangsu Expressway Company Limited (the "Company"), the nominator, hereby publish a declaration to the public concerning the nomination of Mr. Yang Xiong Sheng as independent directors of the Ninth Session of the Third Board of the Company. The parties being nominated do not have any relationship with the Company that will affect their independency. The specific declaration is as follows:

This nomination is made after thorough understanding on the profession, academic qualification, title, career history and all part-time positions (please refer to annex for curriculum vital of the nominator) of the parties being nominated. The parties being nominated have agreed in writing to be independent directors of the Ninth session of the Third Board of the Company. (Annex: Declarations made by the proposed independent directors). The nominator considers the parties being nominated:

1. eligible to be the directors of listed companies pursuant to the laws, administrative regulations and other relevant requirements;

2. eligible to be appointed for the position in accordance with the Articles of Association of the Company;

3. satisfy the standard of independence as required by the Guidance Opinion for establishing the system of independent directors in the listed companies issued by China Securities Regulatory Commission:

    1). Neither the parties being nominated, nor their immediate family members and major social associates work in the Company and any of its subsidiary;

2). Neither the parties being nominated nor their immediate family members are shareholders of the Company, who directly and indirectly hold 1% or more in the issued share capital of the Company, and is not the top ten shareholders of the Company;

3). Neither the parties being nominated nor their immediate family members work in the organisations of shareholders which directly and indirectly hold 5% or more in the issued share capital of the Company, and do not work in any organisations of top five shareholders of the Company;

4). The parties being nominated do not fall under the circumstances as described in the 3 paragraphs above for the current year;

5). The parties being nominated do not provide financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4. In addition, the parties being nominated are the independent directors of not more than five listed companies, including the Company.

The nominator hereby warrants that the above declaration is true, complete and accurate. There is no statement being false or misleading. The nominator completely understands the possible consequence of providing a false statement.

Jiangsu Expressway Company Limited
Nominator
Suzhou, 8th April, 2002

DECLARATIONS MADE BY THE NOMINATOR OF THE INDEPENDENT DIRECTORS OF THE COMPANY

The Board of Director of Jiangsu Expressway Company Limited (the "Company"), the nominator, hereby publish a declaration to the public concerning the nomination of Mr. Wong Guo Gang as independent directors of the Ninth Session of the Third Board of the Company. The parties being nominated do not have any relationship with the Company that will affect their independency. The specific declaration is as follows:

This nomination is made after thorough understanding on the profession, academic qualification, title, career history and all part-time positions (please refer to annex for curriculum vital of the nominator) of the parties being nominated. The parties being nominated have agreed in writing to be independent directors of the Ninth session of the Third Board of the Company. (Annex: Declarations made by the proposed independent directors). The nominator considers the parties being nominated:

1. eligible to be the directors of listed companies pursuant to the laws, administrative regulations and other relevant requirements;

2. eligible to be appointed for the position in accordance with the Articles of Association of the Company;

3. satisfy the standard of independence as required by in the Guidance Opinion for establishing the system of independent directors in the listed companies issued by China Securities Regulatory Commission:

    1). Neither the parties being nominated, nor their immediate family members and major social associates work in the Company and its subsidiary;

    2). Neither the parties being nominated nor their immediate family members are the shareholders of the Company, who directly and indirectly hold 1% or more of the issued share capital of the Company, and is not the top ten shareholders of the Company;

    3). Neither the parties being nominated nor their immediate family members work in the organisations of shareholders which directly and indirectly hold 5% or more in the issued share capital of the such Listed Company, and do not work in any organisations of top five shareholders of the Company;

    4). The parties being nominated do not fall under the circumstances as described in the 3 paragraphs above for the current year;

    5). The parties being nominated do not provide financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4. In addition, the parties being nominated are the independent directors of not more than five listed companies, including the Company.

The nominator hereby warrants that the above declaration is true, complete and accurate. There is no statement being false or misleading. The nominator completely understands the possible consequence of providing a false statement.

Jiangsu Expressway Company Limited
Nominators
Suzhou, 8th April, 2002

DECLARATIONS MADE BY THE PROPOSED INDEPENDENT DIRECTOR

Yang Xiong Sheng, the undersigned, being the nominate independent director of the Ninth session of the Third Board of Jiangsu Expressway Company Limited (the "Company"), hereby declares to the public that: there is no connection between the Company and the undersigned that will affect my independency as an independent director of the Company. The specific declaration is as follows:

1. Neither the undersigned nor my immediate family members and major social associates work in the Company or any of its subsidiaries;

2. Neither the undersigned nor my immediate family members directly and indirectly hold 1% or more of the issued share capital of the Company;

3. Neither the undersigned nor my immediate family is the top 10 shareholders of the Company;

4. Neither the undersigned nor my immediate family members work in the organisations of shareholders which directly and indirectly hold 5% or more in the issued share capital of the Company;

5. Neither the undersigned nor my immediate family members work in organisations of top five shareholders of the Company;

6. The undersigned do not fall under any of the conditions as described in the 5 paragraphs above in the current year;

7. The undersigned does not provide financial, legal, management consultancy and technical consultancy services to the Company or any of its subsidiaries;

8. The undersigned does not obtain additional undisclosed benefits from the Company and its major shareholders or organizations and officers with interests in the Company;

9. The undersigned is eligible to be appointed for the position in accordance with the Articles of Association.

In addition, I am appointed as the independent director of not more than five listed companies, including the Company.

I am completely aware of the duties as an independent director and warrant that the above declaration is true, complete and accurate. There is no statement that is false or misleading. I completely understand the possible consequence of providing a false statement. The China Securities Regulatory Commission shall confirm my eligibility of appointment and my independency pursuant to this statement. During the term of office as the Company's independent director, I shall comply with the regulations, requirements and notice issued by the China Securities Regulatory Commission. I shall ensure that I have adequate time and effort devoted to perform my duties. I shall decide independently without any influence from the major shareholders, beneficial controlling parties or other units or individuals with interests in the Company.

The Declarant: Yang Xiong Sheng
Nanjing University, 15th November 2001

DECLARATIONS MADE BY THE PROPOSED INDEPENDENT DIRECTOR

Wang Guo Gang, the undersigned, being the nominated independent director of the Ninth session of the Third Board of Jiangsu Expressway Company Limited, hereby declares to the public that: there is no connection between Jiangsu Expressway Company Limited and the undersigned that will affect my independency as an independent director of the Company. The specific declaration is as follows:

1. Neither the undersigned nor my immediate family members and major social associates work in the Company or any of its subsidiaries;

2. Neither the undersigned nor my immediate family members directly and indirectly hold 1% or more of the issued share capital of the Company;

3. Neither the undersigned nor my immediate family is the top 10 shareholders of the Company;

4. Neither the undersigned nor my immediate family members work in the organisations of shareholders which directly and indirectly hold 5% or more in the issued share capital of the Company;

5. Neither the undersigned nor my immediate family members work in organisations of top five shareholders of the Company;

6. The undersigned do not fall under any of the conditions as described in the 5 paragraphs above in the current year;

7. The undersigned does not provide financial, legal, management consultancy and technical consultancy services to the Company or any of its subsidiaries;

8. The undersigned does not obtain additional undisclosed benefits from the Company and its major shareholders or organizations and officers with interests in the Company;

9. The undersigned is eligible to be appointed for the position in accordance with the Articles of Association.

In addition, I am appointed as the independent director of not more than five listed companies, including the Company.

I am completely aware of the duties as an independent director and warrant that the above declaration is true, complete and accurate. There is no statement that is false or misleading. I completely understand the possible consequence of providing a false statement. The China Securities Regulatory Commission shall confirm my eligibility of appointment and my independency pursuant to this statement. During the term of office as the Company's independent director, I shall comply with the regulations, requirements and notice issued by the China Securities Regulatory Commission. I shall ensure that I have adequate time and effort devoted to perform my duties. I shall decide independently without any influence from the major shareholders, beneficial controlling parties or other units or individuals with interests in the Company.

The Declarant: Wang Guo Gang
Beijing, 28th November 2001

ANNOUNCEMENT OF THE 6TH SESSION OF THE THIRD SUPERVISORY COMMITTEE MEETING

Notice is hereby given that the 6th session of the Third Supervisory Committee Meeting was held by the Company in the morning on Monday, 8 April 2002 at 蘇州狀元樓大酒店 (Suzhou Taihu Mandarin Garden Hotel). There should be 5 supervisors present and all 5 supervisors were present. The Meeting was chaired by Mr. Zhong Zhang Wan. The proceeding for convening this Meeting has complied with the relevant provisions of Company Law and Articles of Association.

The following resolutions were considered and approved by all supervisors who have attended the Meeting:

1. Report of the Supervisory Committee for the year ended 31st December 2001 was considered and approved;

2. Annual Report for 2001 and its summary were considered and approved;

3. The rules of procedure for the Supervisory Committee Meeting was considered and approved;

4. The resignation of Du Wen Yi from the position of Supervisor due to change of job was approved;

5. Mr. Zhang Cheng Yu was elected as the member of the Supervisory Committee.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC

8th April 2002

Please also refer to the published version of this announcement in the South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this circular.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION
ACQUISITION OF 33.33% EQUITY INTERESTS
IN SUJIAHANG EXPRESSWAY COMPANY LIMITED

Financial adviser to the Company

CLSA
EMERGING MARKETS

CLSA Equity Capital Markets Limited

Financial adviser to the Independent Board Committee
of Jiangsu Expressway Company Limited

CAZENOVE

Cazenove Asia Limited

A letter from the Chairman of Jiangsu Expressway Company Limited dated 26th April, 2002 is set out on pages 4 to 10 of this circular.

A letter from the Independent Board Committee dated 26th April, 2002 is set out on page 11 of this circular. A letter from Cazenove Asia Limited, the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee is set out on pages 12 to 20 of this circular.

A notice convening an annual general meeting of Jiangsu Expressway Company Limited to be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC on Tuesday, 28th May, 2002 at 9:00 a.m. is set out on pages 45 to 47 of this circular. Whether or not you are able to attend, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time of the meeting. The completion and return of the form of proxy will not preclude you from attending the meeting and voting in person. In such event, your appointment of a proxy will be deemed to have been revoked.

26th April, 2002

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the purchase of an approximately 33.33% interest in Sujiahang Expressway Co. from JCHC by the Company
"Acquisition Agreement"	the agreement between the Company and JCHC dated 8th April, 2002 in relation to the Acquisition
"AGM"	the annual general meeting of the Company to be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, PRC on Tuesday, 28th May, 2002 at 9:00 a.m.
"American Appraisal"	American Appraisal Hongkong Limited, an independent international valuer appointed by the Company in respect of the Acquisition
"American Appraisal Valuation"	a valuation report produced by the independent valuer, American Appraisal, dated 26th April, 2002, valuing the 33.33% interest in the Sujiahang Expressway Co. at approximately RMB323,000,000 (approximately HK$304,716,981) as at 31st December, 2001
"Cazenove"	Cazenove Asia Limited, financial adviser to the Independent Board Committee in respect of the Acquisition
"CLSA"	CLSA Equity Capital Markets Limited, financial adviser to the Company in respect of the Acquisition
"Company"	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited, a joint stock limited company registered and established in the PRC
"Director(s)"	the director(s) of the Company
"Domestic Shareholders"	holders of domestic shares of the Company
"Expressway"	蘇嘉杭高速公路江蘇段 (the Jiangsu section of the Sujiahang Expressway) stretching from 常熟董濱镇 (Dongbin Town, Changshu) to 吳江盛澤鎮 (Shengze Town, Wujiang) at the boundary Jiangsu Province with Zhejiang Province with a total length of approximately 100 km
"Group"	the Company and its subsidiaries
"H Shares Shareholders"	holders of H shares of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	the independent board committee of the Company appointed on 8th April, 2002 comprising the independent non-executive directors of the Company Ms. Cheng Chang Yung Tsung, Alice and Mr. Fang Keng
"Independent Shareholders"	shareholders of the Company other than JCHC and its associates (as defined in the Listing Rules)
"JCHC"	江蘇交通控股有限公司 (Jiangsu Communications Holdings Co., Ltd.), a state-owned enterprise established in the PRC under the control of Jiangsu Provincial Government Department
"Jiangsu Finance Department"	the Finance Department of Jiangsu Province, a bureau of the Jiangsu Provincial Government
"Jiangsu Provincial Government"	the People's Government of Jiangsu Province
"Jiangsu Renhe"	江蘇仁合資產評估有限公司 (Jiangsu Renhe Assets Valuation Limited), the PRC valuer appointed by JCHC
"Jiangsu Renhe Valuation"	the valuation of the 33.33% equity interests in the paid up contribution of Sujiahang Expressway Co., Ltd. as at 31st December, 2001 done by Jiangsu Renhe and filed at the Department of Finance, which is RMB315,400,000 (approximately HK$297,547,170)
"Latest Practicable Date"	19th April, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Operating Rights"	the rights to collect toll fees from vehicles using the Expressway and the rights to operate services and facilities on the expressway
"PRC"	the People's Republic of China
"Scott Wilson"	Scott Wilson (Hong Kong) Ltd., traffic consultant appointed by the Company
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) as amended from time to time
"State"	the PRC Government

"Shanghai Listing Rules"	the Rules Governing the Listing of Securities on Shanghai Stock Exchange
"Sujiahang Expressway Co."	江蘇蘇嘉杭高速公路有限公司 (Sujiahang Expressway Company, Limited), a limited liability company incorporated in the PRC
"Supervisors"	supervisors of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"km"	kilometers

Note: Unless otherwise specified in this circular, the conversion of RMB into HK$ is based on the exchange rate of HK$100 to RMB106 and are approximations for information only.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors
Mr. Shen Chang Quan
Mr. Zhou Jian Qiang
Mr. Zhu Yao Ting
Mr. Chen Xiang Hui
Mr. Li Da Peng
Mr. Liu Bu Cun
Ms. Fan Yu Shu
Mr. Cui Xiao Long
Mr. Wang Zheng Yi

Independent Non-executive Directors
Ms. Cheng Chang Yung Tsung, Alice
Mr. Fang Keng

Registered Address:
69 Shigu Road
Jiangsu Communications Building
Nanjing
Jiangsu Province
the PRC

26th April, 2002

To the shareholders of the Company

Dear Sir or Madam,

CONNECTED TRANSACTION
ACQUISITION OF 33.33% EQUITY INTERESTS
IN SUJIAHANG EXPRESSWAY COMPANY LIMITED

1. **Introduction**

The board of Directors announced on 8th April, 2002 that an agreement was entered into on the 8th April, 2002 for the acquisition of an approximately 33.33% interest in Sujiahang Expressway Co. from JCHC at a consideration of RMB315,400,000 (approximately HK$297,547,170).

As set out in the announcement of 9th April, 2002, JCHC currently holds approximately 55.22% interest in the Company and is the controlling shareholder of the Company. The Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules which requires the approval of the Independent Shareholders at the AGM at which JCHC and its associates (as defined in the Hong Kong Listing Rules) will abstain from voting.

The purpose of this circular is to provide you with further details of the Acquisition, to set out the recommendation of the Independent Board Committee to the Independent Shareholders, the advice of Cazenove to the Independent Board Committee and the valuation of the businesses to be acquired prepared by Americal Appraisal.

2. **Key terms of the acquisition agreement dated 8th April, 2002**

The buyer:	The Company
The seller:	JCHC, the controlling shareholder of the Company which holds approximately 55.22% interest in the share capital of the Company
The sale equity interests:	JCHC's RMB276,000,000 investment in the registered capital of Sujiahang Expressway Co. (approximately HK$260,377,358), accounting for approximately 33.33% of the currently paid up registered capital of Sujiahang Expressway Co., with all rights and obligations accrued to the sale equity interests as at the completion date.
Consideration:	RMB315,400,000 (approximately HK$297,547,170), equivalent to Jiangsu Renhe Valuation, payable in cash on completion.
Conditions precedent:	(i) The approval of the proposed transaction under the agreement by the buyer's independent shareholders in accordance with the Hong Kong Listing Rules and Shanghai Listing Rules. (ii) The approval of the proposed transaction under the agreement by the seller's board of directors. (iii) The waiver of the pre-emptive right to the sale equity interests by other shareholders of Sujiahang Expressway Co. and the approval of the transfer by the shareholders of Sujiahang Expressway Co. (iv) Such consent or authority as may be required by both parties under any existing legally binding contractual arrangement or loan or facility document for the purpose of the performance of the agreement.

(v) The completion of the legal and the financial due diligence of Sujiahang Expressway Co. by the buyer to its satisfaction.

(vi) All such authority, consents and approvals as may be reasonably deemed necessary by the seller (upon consultation with the buyer in advance) and those which must be obtained from or filed at government departments and regulatory bodies in respect of the proposed transaction.

Completion: Completion shall take place on the day agreed by both parties after the condition precedents have been fulfilled or waived, but in any event no later than the end of June 2002.

3. **Sujiahang Expressway Co.**

Sujiahang Expressway Co. was a company established in the PRC with limited liability on 18th June, 1999. At present, JCHC, Suzhou Municipal Infrastructure Investment Management Co., Ltd., Suzhou Expressway Co., Ltd., Suzhou Municipal International Economic Development Holdings Co., Ltd. and Suzhou Municipal Sujiahang Expressway Farmer Shareholders Association respectively hold approximately 33.33%, 35.56%, 11.11%, 11.11% and 8.89% of the registered capital of Sujiahang Expressway Co. Suzhou Municipal Infrastructure Investment Management Co., Ltd. is a company with limited liability incorporated in the PRC as approved by the People's Government of Suzhou Municipal. It is mainly responsible for the investments in the Sujiahang Expressway project. In accordance with the Articles of Association of Sujiahang Expressway Co., each shareholder's share in the registered capital and their paid up contribution as at 31st December, 2001 are as follows:

Shareholders *Note 1*	**Share in the registered capital** *(RMB)*	**Paid up contribution** *(RMB)*
Jiangsu Communications Holdings Co. Ltd.	539,470,000 (33.33%)	276,000,000 *Note 2*
Suzhou Municipal Infrastructure Investment Management Co., Ltd.	575,560,000 (35.56%)	294,400,000
Suzhou Expressway Co., Ltd.	179,820,000 (11.11%)	92,000,000
Suzhou Municipal International Economic Development Holdings Co., Ltd.	179,820,000 (11.11%)	92,000,000
Suzhou Municipal Sujiahang Expressway Farmer Shareholders Association	143,890,000 (8.89%)	73,600,000
	1,618,560,000	828,000,000

The approved total investment of the Expressway is RMB4,495,937,613 (approximately HK$4,241,450,578).

Note 1 Except for JCHC, none of the shareholders are connected persons of the Company within the meaning of the Hong Kong Listing Rules.

Note 2 The paid up contribution was made by 3 instalments up to 31st December, 2001. The remaining balance, RMB263,470,000 (approximately HK$248,556,604), shall be paid by instalments in 2002, 2003 and 2004. JCHC became a shareholder in April, 2001 and the consideration paid was approximately RMB162,000,000 (approximately HK$152,830,189).

The financial information of Sujiahang Expressway Co. is as follows:

	Assets and liabilities (unaudited)			
	As at 31st December, 2000		As at 31st December, 2001	
	RMB	*HK$*	*RMB*	*HK$*
Total assets	1,216,383,638	1,147,531,735	2,586,844,237	2,440,419,092
Total liabilities	784,447,742	740,045,040	1,758,939,400	1,659,376,792
Current liabilities	19,447,742	18,346,926	4,939,400	4,659,811
Long-term liabilities	765,000,000	721,698,113	1,754,000,000	1,654,716,981
Shareholders' interests	431,935,896	407,486,695	827,904,837	781,042,299
Net asset value	431,935,896	407,486,695	827,904,837	781,042,299

	Profits and loss			
	Up to 31st December, 2000		Up to 31st December, 2001	
	RMB	*HK$*	*RMB*	*HK$*
Revenue from the main business	—	—	—	—
Net profit/(loss)	(64,075)	(60,449)	(31,059)	(29,301)

The scope of business of Sujiahang Expressway Co. includes the construction, maintenance and management of the Jiangsu section of Sujiahang Expressway, toll collection, and advertisement service, trading, property development, hotels, restaurants, passenger and cargo transportation, gas stations, vehicle repair, land development and information technology consultancy service (save for those requiring an approval pursuant to the PRC laws) along the Jiangsu section of Sujiahang Expressway. The legal representative of Sujiahang Expressway Co. is Mr. Jiang Ren Jie.

4. **Sujiahang Expressway**

Sujiahang Expressway consists of the Jiangsu and the Zhejiang sections. The Jiangsu section is located within the boundaries of Suzhou City, Jiangsu Province. It links the northern and the southern sections of Suzhou city. It stretches from Dongbin Town, Changshu in the north and ends at Shengze

Town, Wujiang in the south. It strides across Daxi River, the boundary river of Jiangsu and Zhejiang Provinces, and connects with the Zhejiang section. The Jiangsu section is a two-way four-lane closed expressway of approximately 100 km. The designed speed is 120 km per hour.

The construction of the Jiangsu section has been divided into 2 sub-sections, the northern sub-section and the southern sub-sections. The southern sub-section begins at Suzhou and ends at Wujiang. With a length of approximately 54.4 km, the southern sub-section will have 6 interchanges at Northern Suzhou, Suzhou, Southern Suzhou, Wujiang, Lili and Shengze respectively and one service area at Baiyang. The northern sub-section begins at Changshu and ends at Suzhou. With a length of approximately 45.7 km, the northern sub-section will have 4 interchanges at Dongbin, Changshu, Shajiabin and Xiangcheng respectively and one service area at Yangcheng Xiwu. The construction of the southern sub-section commenced in July 1999, it is currently at the road surfacing stage and is expected to open to traffic in December 2002. The construction of the northern sub-section commenced in July 2000, it is currently at the road foundation stage and is expected to open to traffic in July 2004.

5. Valuation

The Company has appointed American Appraisal as the independent valuer to evaluate the assets of Sujiahang Expressway Co. According to the American Appraisal Valuation, the fair market value of the 33.33% equity interests in the paid up contribution of Sujiahang Expressway Co., Ltd. as at 31st December, 2001 was RMB323,000,000 (approximately HK$304,716,981), which is RMB7,600,000 (approximately HK$7,169,811) higher than the consideration payable under the Acqusition Agreement which was equivalent to the Jiangsu Renhe Valuation, an independent valuation prepared as required under the relevant PRC regulation. The report from American Appraisal is set out at pages 21 to 25.

6. JCHC

JCHC is a State-owned enterprise which is established in Jiangsu Province, the PRC and which is supervised by Jiangsu Provincial People's Government. It is located at No.238 Maqun Street, Nanjing. Its legal representative is Mr. Shen Changquan. Its main businesses include the operation and management of the State-owned asset within the scope of the authority conferred by the provincial government; investments in and construction, operation and management of the traffic infrastructure, transportation and the related business/property; and industrial investment and domestic trading (save for those requiring the specific approval of the State). The registered capital of JCHC in RMB4,600,000,000 (approximately HK$4,339,622,642). Its net profit and net asset value for the accounting year of 2001 were RMB441,959,460 (approximately HK$416,942,887) and RMB 10,217,763,426 (approximately HK$9,639,399,458) respectively.

7. The reasons for and the interests in the Acquisition

The main business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The Acquisition will expand the Company's asset base and match the key aspect of the business growth of the Company. Upon completion of the Acquisition, Sujiahang Expressway Co. will become an approximately 33.33% associated company of the Company.

The Jiangsu section of the Sujiahang Expressway is an important split-flow of the trunk line of Tong Jiang San Ya National Way and a major constituent of the highway framework designated by the Jiangsu province. Upon completion, it will connect the proposed Sutong Changjiang Road Bridge, Yanjiang Expressway and Changshu Port in the north and Hangzhou and Zhapu Port in the south. It will, together with National Road Nos. 204, 312 and 318, Shanghai-Nanjing Expressway and Shanghai-Hangzhou Expressway, be a connection for traffic between Jiangsu and Zhejiang provinces. This intersection will increase the traffic flow of the Jiangsu Section of the Shanghai-Nanjing Expressway, the major operating asset of the Company, by channeling traffic between the north of Jiangsu province, Zhejiang province, Shanghai and Nanjing through the Shanghai-Nanjing Expressway. Thus there is obvious synergy in the Acquisition.

The consideration of the Acquisition will be paid by cash and shall be financed by the Company's internal resources.

Having regard to the terms of the agreement, the directors are of the view that the Acquisition answers the current and the long-term needs of the Company and is in the interests of all the shareholders of the Company and that the total consideration payable pursuant to the Acquisition is fair and reasonable. The connected directors, Mr. Shen Chang Quan, Mr. Cui Xiao Long, Mr. Zhou Jian Qiang and Ms. Fan Yu Shu, have abstained from voting on the resolutions related to the Acquisition.

8. Connected transactions

Since the Company's controlling shareholder, JCHC, is the seller in this transaction, this transaction is a connected transaction under Rule 14.23(1)(a) of the Hong Kong Listing Rules. Given that the consideration payable to JCHC together with the balance of JCHC's original share of capital contribution payable to Sujiahang Expressway Co. exceeds 3% of the consolidated net tangible assets of the Company as at 30th June, 2001 (the date to which the latest interim statements of the Company was made up), the Hong Kong Stock Exchange requires that the Acquisition has to be subject to Independent Shareholders' approval requirements in accordance with Rule 14.26 of the Hong Kong Listing Rules. This transaction is also a connected transaction under Rule 7.3.1 of the Shanghai Listing Rules and is subject to independent shareholders approval. The connected persons, JCHC and it associates (as defined in the Hong Kong Listing Rules), shall abstain from voting in the shareholders' general meeting.

9. AGM

Set out on pages 45 to 47 is a notice convening the AGM to be held at Jiangsu Communications Building, 69, Shigu Road, Nanjing, Jiangsu, PRC at on Tuesday, 28th May, 2002 at 9:00 a.m. at which an ordinary resolution will be proposed to approve the Acquisition.

A form of proxy for use by H Shares Shareholders at the AGM is enclosed in the annual report of the Company which is despatched together with this Circular. Whether or not you are able to attend the meeting in person, H Share Shareholders are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch share registrar, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the AGM.

A form of proxy for use by Domestic Shareholders was published in China Securities Journal and Shanghai Securities News on 9th April, 2002 and is also available on the website of the Company (www. jsexpressway.com). Domestics Shareholders are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered address of the Company.

Completion of the form of proxy will not preclude you from attending and voting at the AGM in person. In such event, your appointment of a proxy will be deemed to have been revoked.

10. **Recommendation of the Independent Board Committee**

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Acquisition Agreement. Cazenove has been appointed to advise the Independent Board Committee in this respect.

The Independent Board Committee, having taken into account the advice of and the principal factors and reasons considered by Cazenove, is of the opinion that the terms of the Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned and, accordingly, recommends that the Independent Shareholders vote in favour of the ordinary resolution regarding the approval of the Acquisition set out in the notice of the AGM at the end of this circular.

The letter from Cazenove containing its advice and recommendation to the Independent Board Committee is set out on pages 12 to 20 of this circular. The letter from the Independent Board Committee to the Independent Shareholders containing its recommendation is set out on page 11 of this circular.

11. **Additional information**

Your attention is also drawn to the information set out in the appendices to this circular, namely, "Business Valuation", "Letter from the Traffic Forecast Consultant", "Letter from the Operation and Maintenance Costs Estimation Consultant" and "General Information".

By order of the Board
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

26th April, 2002

To the Independent Shareholders

Dear Sir or Madam,

As the Independent Board Committee, we have been appointed to advise the Independent Shareholders in connection with the Acquisition Agreement. Terms defined in the circular dated 26th April, 2002 (the "Circular") issued by the Company to its shareholders, of which this letter forms part, shall have the same meanings when used herein unless the context otherwise requires.

We draw your attention to the letter of advice from Cazenove as set out on pages 12 to 20 of the Circular and the letter from the Chairman as set out on pages 4 to 10 of the Circular.

Having considered, among other things, the factors and reasons considered by, and the opinions and recommendations of Cazenove as stated in its aforementioned letter of advice, the Independent Board Committee considers that the terms of the Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the AGM to approve the Acquisition.

As members of the Independent Board Committee, we confirm that we have no interest in the Acquisition.

Yours faithfully,
Independent Board Committee

Cheng Chang Yung Tsung, Alice	**Fang Keng**
Director	*Director*

The following is the full text of the letter from Cazenove setting out its advice to the independent board committee of Jiangsu Expressway Company Limited in relation to the Acquisition

CAZENOVE

Cazenove Asia Limited

26th April 2002

The Independent Board Committee
Jiangsu Expressway Company Limited
69 Shigu Road
Jiangsu Communications Building
Nanjing
Jiangsu Province
the PRC

Dear Sir and Madam,

CONNECTED TRANSACTION
ACQUISITON OF 33.33% EQUITY INTERESTS IN
SUJIAHANG EXPRESSWAY COMPANY LIMITED

We refer to our engagement as an independent financial adviser to advise the Independent Board Committee with respect to the Acquisition, details of which are contained in a circular dated 26th April 2002 (the "Circular") to the shareholders of the Company, of which this letter forms part. Under our engagement, we have been retained to advise the Independent Board Committee as to whether or not the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned. The terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion with regard to the Acquisition, we have relied on the information supplied, representation made and opinion expressed by the Company, its Directors and advisers, in particular American Appraisal and Scott Wilson, for each of their respective valuation and/or reports which they are solely responsible. We have assumed that all such information and representations and those contained or referred to in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of this letter. We have also assumed that all statements of belief, opinion and intention of the Directors and the Company's advisers as set out in the Circular were reasonably made after due and careful enquiry. We have been advised by the Company and its advisers that there were no material facts the omission of which would make any statement or opinion contained in the Circular, including this letter, misleading.

We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Acquisition and to justify reliance on the accuracy of the information provided to us and those contained in the Circular so as to provide a reasonable basis for our advice. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and advisers. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors and advisers, nor have we conducted any independent in-depth investigation into the business and affairs of the Group or Sujiahang Expressway Co. or the commercial viability of the subject infrastructure project under the Acquisition. Accordingly, we do not warrant the accuracy or completeness of any such information. We have assumed that the Acquisition Agreement and related documentation will be legally binding on the parties thereto, that all conditions thereto will be satisfied, and that the Acquisition will be implemented as planned. We have sought and received confirmation from the Company that there have been no material changes to the plans or intentions of the Company, to the terms and conditions of the Acquisition or to the reasons for the Acquisition as set out in the Announcement and the Circular.

Our advice is based upon financial, economic, legal, market and other conditions as they exist and can be evaluated on the date hereof and does not reflect in any way projections by us as to, among other things, the future performance of the Company, the performance of the Company's securities or the future performance of Sujiahang Expressway Co. subject to the Acquisition being implemented or not implemented.

This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent. We are not providing investment advice in relation to the Company's securities.

THE ACQUISITION

Pursuant to an announcement dated 8th April 2002, the Directors announced that the Company entered into the Acquisition Agreement with JCHC on 8th April 2002 in Nanjing, the PRC in respect of the acquisition of an approximately 33.33% equity interest in the registered capital of Sujiahang Expressway Co.. JCHC is a controlling shareholder of the Company and was holding, as at the Latest Practicable Date, an approximately 55.22% interest in the Company. Accordingly, pursuant to the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction of the Company and is subject to the approval of the Independent Shareholders.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion as to the fairness and reasonableness of the terms of the Acquisition, we have considered the following principal factors:

Reasons for the Acquisition

1. *Business of Sujiahang Expressway Co.*

Sujiahang Expressway Co.'s scope of business includes the construction, maintenance and management of the Jiangsu section of the Sujiahang Expressway, toll collection and advertisement services, trading, property development, hotels, restaurants, passenger and cargo transportation, gas stations, vehicle repair, land development and information technology consultancy services (save for those requiring approval pursuant to PRC laws) along the Jiangsu section of Sujiahang Expressway.

2. *Business of the Group*

The principal business of the Group includes the construction and management of toll roads and expressways in Jiangsu Province.

3. *Benefits of the Acquisition*

Upon completion of the Acquisition, Sujiahang Expressway Co. will become an 33.33% associated company of the Company. The Acquisition will expand the Company's asset base and match the key aspect of the business growth of the Company.

The Jiangsu section of the Sujiahang Expressway is an important split-flow of the trunk line of Tong Jiang San Ya National Way and a major constituent of the highway framework designated by the Jiangsu Province. Upon completion of the Sujiahang Expressway, it will connect the proposed Sutong Changjiang Road Bridge, Yanjiang Expressway and Changshu Port in the north, and Hangzhou and Zhapu Port in the south. It will, together with National Road nos. 204, 312 and 318, Shanghai-Nanjing Expressway and Shanghai-Hangzhou Expressway, be a connection for traffic between Jiangsu and Zhejiang provinces. The Directors anticipated that this intersection will increase the traffic flow of the Jiangsu section of the Shanghai-Nanjing Expressway, the major operating asset of the Company, by channeling traffic between the north of Jiangsu Province,.Zhejiang Province, Shanghai and Nanjing through the Shanghai-Nanjing Expressway and therefore considered that there is synergy in the Acquisition. We note from the Company's prospectus dated 18th June 1997 and its 2000 annual report that it was the intention of the Company to continue to invest in more infrastructure projects in Jiangsu Province. The Acquisition is in line with the Company's principal business and is consistent with the Group's long-term growth strategy.

4. *Expected completion*

The construction of the Jiangsu section of the Sujiahang Expressway has been divided into 2 sub-sections, the northern sub-section and the southern sub-section. The construction of the southern sub-section commenced in July 1999, it is currently at the road surfacing stage and is expected to open to traffic in December 2002. The construction of the northern sub-section commenced in July 2000, it is currently at the foundation stage and is expected to open to traffic in July 2004.

Basis of consideration and valuation

1. *Consideration*

The Company has agreed to pay RMB315,400,000 (approximately HK$297,547,170) in cash on completion of the Acquisition. The total consideration will be equivalent to the valuation by the independent PRC valuer and filed at the Department of Finance of Jiangsu Province and will not be higher than the fair market value assessed by the international valuer.

2. *Valuation of the Acquisition*

Jiangsu Renhe Assets Valuation Limited, a valuer appointed by JCHC, had appraised the fair value of the 33.33% equity interest in Sujiahang Expressway Co. as at 31st December 2001 at RMB315,400,000 (approximately HK$297,547,170), which is the same as the consideration for the Acquisition.

The Company has appointed American Appraisal, being an independent professional valuer, to appraise the fair market value of the 33.33% equity interest in Sujiahang Expressway Co. as at 31st December 2001 and to prepare a valuation report thereon, the text of which is set out in appendix I to the Circular. American Appraisal has appraised the fair market value of the 33.33% equity interest in Sujiahang Expressway Co. as at 31st December 2001 at RMB323,000,000 (approximately HK$304,716,981).

3. *Funding for the Acquisition*

The consideration for the Acquisition will be paid by the Company's internal resources. As discussed below, the Directors are of the view that based on the lastest financial position of the Group and the cashflow expected to be derived from its existing operations as well as the Sujiahang Expressway (which is expected to commence operation in December 2002), the Company will be able to finance the Acquisition entirely from internal sources (including the Group's share of the current estimated further equity contribution that is required for completion of the Sujiahang Expressway, being approximately RMB263,470,000 (approximately HK$248,556,604) between 2002 and 2004). Based on the information provided to us, our discussions with the Directors and the bases and assumptions upon which the Directors have arrived at such view, we consider that such view is fair and reasonable.

In assessing the fairness and reasonableness of the consideration, we have reviewed the methodology, bases and assumptions underlying the valuation prepared by the American Appraisal.

(i) Valuation methodology

There are three commonly used valuation methodologies in determining the value of infrastructure projects namely, (i) the discounted cash flow ("DCF") method, (ii) the earnings and cashflow multiple based approach, and (iii) historical and replacement cost based method.

We note that in determining the fair market value of the 33.33% equity interest in Sujiahang Expressway Co., American Appraisal has adopted the DCF method. Such method determines the value of a project through calculating the present value of all cashflow that is expected to be derived from the project based on a series of forecasts of revenue and cost stream over the operational period.

With regard to the other valuation methodologies, we agree with American Appraisal that they are not applicable in this particular transaction. The reasons being that (i) the proposed acquisition target is still under construction, so there is no existing earning stream that can be used as a basis for any multiple based approach to evaluate the fair value of the project; and (ii) although the cost of building infrastructure projects at different locations may be similar, the economic benefit that can be derived from such projects can vary significantly due to a number of economic as well as regulatory reasons. Therefore, the historical or replacement cost of the project may not serve as a good indicator of fair value for these assets.

Given the above, in particular the fact that (i) the recurrent nature of the toll revenues to be derived from the Sujiahang Expressway during the concession period; and (ii) the DCF method is the most commonly used valuation method in valuing infrastructure projects as noted from other similar listed infrastructure companies in Hong Kong, we regard the valuation methodology adopted by American Appraisal in arriving at its valuation of the Sujiahang Expressway as acceptable and appropriate.

(ii) Bases and assumptions for the valuation

We are advised by American Appraisal that in valuing the 33.33% equity interest in Sujiahang Expressway Co., it has taken into account of all relevant and significant factors affecting the operations of the Sujiahang Expressway, which include the forecasts of toll revenues, construction costs, operating costs and maintenance expenses prepared by the Company and/or the traffic consultant, Scott Wilson. We note that American Appraisal believes that the information and projections provided to them are reasonable. To ascertain the fairness and reasonableness of the bases and assumptions underlying the valuation, we have reviewed and discussed with American Appraisal the respective projections of toll revenues, operating costs, construction costs and maintenance expenses of the Sujiahang Expressway.

During our discussions with American Appraisal, we have not identified any major factors which cause us to doubt the fairness and reasonableness of the principal bases and assumptions used in arriving at their valuation.

On the other hand, as the toll rates to be charged by the Sujiahang Expressway is yet to be determined, we understand from American Appraisal that the assumed toll rates used in its valuation is based on the current tariff structure that is used on all similar expressways within Jiangsu Province.

Furthermore, we understand from American Appraisal that the outstanding construction costs for the Sujiahang Expressway has been taken into account of in the valuation. We have been advised by the Directors that based on the current government regulations, the progress of the construction works, the financial position of, and the existing banking facilities available to, Sujiahang Expressway Co., all shareholders of Sujiahang Expressway Co., are expected to contribute a combined total of approximately RMB791,000,000 (approximately HK$746,226,415) between 2002 and 2004. As of 31st December 2001, the outstanding construction costs amounted to approximately RMB1,952,000,000 (approximately HK$1,841,509,434), out of which approximately RMB791,000,000 (approximately HK$746,226,415) will be contributed by all the shareholders of Sujiahang Expressway Co. and the remaining RMB1,161,000,000 (approximately HK$1,095,283,019) will be borrowed from the banks.

(iii) Discount rate used in the DCF valuation model

We understand that American Appraisal has adopted a discount rate of approximately 13.96% in its valuation. Such discount rate was determined after taking into account of the relevant risks pertinent to the construction and operations of the Sujiahang Expressway, which include changes in interest rates, inflation, size of the operation, and the uncertainty inherent in the revenue projections. We note that such discount rate did not account for the low liquidity of the assets being acquired, nor the potential disadvantage as a minority shareholder of Sujiahang Expressway Co.. American Appraisal has separately applied a 30% discount for the low liquidity of the assets as an interest in a privately held company and a further 5% discount for being a minority stake. Alternatively, we view American Appraisal's valuation is implying a discount rate of 16.8% after taking into account of all risk factors being considered. Given the current low interest rate environment in PRC (one year lending rate of 5.85% as quoted by the People Bank of China) and Hong Kong (prime rate of 5.125% per annum as quoted by the Hong Kong Monetary Authority) and the long-term borrowing cost of the Company is less than 6% per annum, we are of the view that the discount rate used by American Appraisal in arriving at the valuation of the 33.33% equity interest in Sujiahang Expressway Co., is fair and reasonable.

Given the above, we consider the consideration to be paid by the Company for the Acquisition to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Estimated financial impacts of the Acquisition on the Company

1. As disclosed in its 2001 results announcement, the Group had cash and cash equivalents of approximately RMB891,934,000 (approximately HK$841,447,170) as at 31st December 2001. As mentioned above, the Directors have advised us that they consider that based on the latest financial position of the Group and the cashflow expected to be derived from its existing operations as well as the Sujiahang Expressway (which is expected to commence operation in December 2002), the Company will be able to finance the Acquisition from its internal sources (including the Group's share of the current estimated further equity contribution that is required for completion of the Sujiahang Expressway, being approximately RMB263,470,000 (approximately HK$248,556,604) between 2002 and 2004.

2. Based on the total borrowings of the Group of approximately RMB265,016,000 (approximately HK$250,015,094) and cash and cash equivalents held by the Group of approximately RMB891,934,000 (approximately HK$841,447,170) as at 31st December 2001, the Group had a net cash position of approximately RMB626,918,000 (approximately HK$591,432,075) as at 31st December 2001. As the Acquisition would require only RMB315,400,000 (approximately HK$297,547,170) and a share of further equity injection of approximately RMB263,470,000 (approximately HK$248,556,604) between 2002 and 2004, the Directors have advised us that they consider that the Group should have sufficient capital to pay for the Acquisition and its share of further equity injection that will be required between 2002 and 2004 as mentioned above. Based on the information provided to us, our discussions with the Directors and the bases and assumptions upon which the Directors have arrived at such view, we consider that such view is fair and reasonable.

3. The Directors have confirmed to us that the interests in the Sujiahang Expressway Co. will be equity accounted for in the financial statements of the Group and there would not be any material impact on the Group's profit and loss account immediately following completion of the Acquisition.

4. The implied rate of return for the Acquisition is approximately 16.8%, based on the proposed consideration of RMB315,400,000 (approximately HK$297,547,170) and American Appraisal's cashflow projections. Given that corporate deposits at banks in China currently can yield a maximum of 2.25% per annum only and the Company's long-term borrowing cost at less than 6% per annum, we are of the view that the Acquisition will enhance the earnings of the Company in the long term.

Risk Factors

The Independent Shareholders should recognise that there are various risks factors affecting the Acquisition, in particular, the following principal risk factors:

1. *Toll road operations of Sujiahang Expressway*

The operation of the Sujiahang Expressway may be adversely interrupted or otherwise affected by a variety of events, such as serious traffic accidents, natural disasters and other

unforeseen circumstances. If the operation of the Sujiahang Expressway is interrupted in whole or in part for any extended period as a result of any such events, the income of Sujiahang Expressway Co., and thus the Company, will be adversely affected.

2. *Traffic volumes of Sujiahang Expressway*

The traffic flow forecasts for Sujiahang Expressway prepared by Scott Wilson have been made subject to certain bases and assumptions, and have been prepared using such analytical methods and models as were considered appropriate by Scott Wilson. A copy of the letter from Scott Wilson summarising its report on the traffic flow forecasts is set out in appendix II to the Circular. However, it should be noted that traffic volumes, and thus toll revenues, may be affected by a number of factors including the quality and proximity of alternative roads, weather conditions, fuel prices, number of vehicles, environmental regulations, taxation and general economic conditions.

3. *Toll rates*

The right to receive toll fees from users of a toll road in Jiangsu Province requires the approval of certain authorities as designated by the Jiangsu Provincial Government from time to time, such as the Jiangsu Price Bureau, the Jiangsu Planning & Economic Commission, the Jiangsu Finance Department and the Jiangsu Communications Department. It should, however, be noted that no assurance can be given that any future applications for increases of toll rates will be approved by the relevant authorities or that the relevant authorities will not require a toll reduction.

4. *Construction risks*

Although the construction of the southern sub-section commenced in July 1999 is currently at the road surfacing stage and is expected to open to traffic in December 2002, the construction of the northern sub-section commenced in July 2000 and is currently at the foundation stage with an expected completion date in July 2004. Considerable capital expenditure is required for most road projects during the construction period. The construction period and the capital required to complete the Sujiahang Expressway may be affected by various factors, including shortage of construction materials, equipment and labour, bad weather conditions, natural disasters, disputes with workers or contractors, accidents, changes in government policies and other unforeseen difficulties or circumstances. Delay may result if any of such events occur, resulting in cost overruns and loss of income. We have been advised by the Directors that the relevant construction contracts contain provisions protecting Sujiahang Expressway Co. for delay in completion, however, the effectiveness of such protection may be affected by factors such as the ability of the other parties to the contracts to perform their respective obligations thereunder.

RECOMMENDATION

Having taken into account the information and representations provided to us and the above principal factors and the terms of the Acquisition Agreement, we are of the opinion that the terms of the Acquisition Agreement, including the consideration, are fair and reasonable so far as the Company and the Independent Shareholders are concerned and the Acquisition is in the interests of the Company and the Independent Shareholders. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the AGM to approve the Acquisition Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
Cazenove Asia Limited

May Tan
Managing Director

Karman Hsu
Director and Head of Corporate Finance

The following is the text of a letter prepared for inclusion in this circular, received from American Appraisal Hongkong Limited in connection with its valuation for the fair market value of the 33.33% interest of the business enterprise of Suzhou Sujiahang Expressway.

American Appraisal Hongkong Limited

Suite 2901, 29/F
Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Telephone: (852) 2511 5200
Facsimile: (852) 2511 9626

April 26, 2002

The Directors
Jiangsu Expressway Company Ltd.
69 Shigu Road, Nanjing
Jiangsu Province
China

Dear Sirs or Madams,

In accordance with your instructions, we have made an appraisal of the fair market value of 33.33% interest of the business enterprise of Suzhou SuJiaHang Expressway, Jiangsu Section (the "Expressway") operated by 蘇州蘇嘉杭高速公路有限公司 (the "Company"), which were hold by 江蘇交通控股有限公司，蘇州市基礎設施投資管理有限公司，蘇州高速公路有限公司，蘇州市國際經濟發展控股集團公司 and 蘇州蘇嘉杭高速公路農民持股協會組成 as of December 31, 2001.

This letter identifies the property appraised, describes the basis of valuation and assumptions, explains the valuation methodology utilized, and presents our conclusion of value. Excluded from this appraisal are all real estate property, machinery, equipment, supplies, stocks, spare parts, materials on hand, computer software, inventories, current assets, current liabilities or any intangible assets that may exist.

Business enterprise is defined for this appraisal as the total invested capital, net of the value of debt but including shareholders' loans, and is equivalent to shareholders' equity plus shareholders' loans (Business enterprise of the Company does not bear any shareholders' loans).

The purpose of this appraisal is to express an independent opinion of the fair market value of the business enterprise of the Expressway as of December 31, 2001. It is our understanding that this appraisal is to be used for acquisition purposes.

INTRODUCTION

The Company has obtained the right to operate the Expressway situated in Suzhou, Jiang Su province, PRC for a period of 30 years (not including construction period). The Expressway will be integrated with Jiangsu Huning Expressway and Yanjiang Expressway which will form the local district's highway network. It will link between Dongbang, Changshu city and Shengze, Hujiang city. The Expressway is designed to be an expressway, dual 4 lane configuration with a total length of

approximately 100 kilometers. The Expressway that is divided into south section and north section is currently under construction. The south section of the Expressway is from Suzhou North to Hujiang with approximately 54 km long, and the north section is from Changshu to Suzhou with total length of 46 km. According to the management of the Company, the south section and north section of the Expressway are expected to commence operation in December 2002 and July 2004 respectively. The future toll fee and subsequent rate increase are subject to approval from the Jiangsu Provincial Price Bureau.

The details of the Expressway are listed below,

Project Name	**Expected Total Investment *Cost of the* Expressway**	**Term of the *Operation* Right**	***Operating* Status**
Sujiahang Expressway (Jiangsu Section)	Rmb4.5 billion	30 years	under construction

BASIS OF VALUATION AND ASSUMPTIONS

We have appraised the Expressway based on fair market value. Fair market value is defined as the estimated amount at which the business enterprise might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, and with the buyer and seller contemplating retention of the business at its present location for continuation of current operations unless the break-up of the business or the sale of its assets would yield greater investment returns.

Our investigation included discussions with members of the management of Jiangsu Expressway Co. Ltd ("Jiangsu Expressway"), the subsidiary of Jiangsu Communications Holdings Co. Ltd. in relation to the history and nature of the business, operations and prospects of the Expressway, a study of the Expressway's projected financial information as well as a review of traffic engineering studies and other relevant documents. Before arriving at our opinion of value, we have considered the following principal factors:

— The nature of the business and the history of the Company from its inception;

— The financial condition of the Company and its book value;

— The economic outlook in general and the specific economic and competitive elements affecting the Expressway;

— The economies of Suzhou city and Jiangsu province of PRC;

— The historical freight traffic volume and passenger traffic volume for highways and road networks in Suzhou city and Jiangsu province of PRC;

— Traffic projections and studies prepared by Scott Wilson (Hong Kong) Limited as of April 2002;

— Market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of infrastructure projects; and

— The financial and business risk of the Company and the projected results.

Due to the changing environment in which the Company is operating, a number of assumptions have to be established in order to sufficiently support our concluded value of the business enterprise. The major assumptions adopted in this appraisal are:

— There will be no major changes in the existing political, legal, and economic conditions in PRC in which the Company carries on its business;

— There will be no major changes in the current taxation law in PRC, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

— Sufficient fund will be injected into the Company by its shareholders and/or through debt financing that is necessary to meet the capital expenditure requirements for completing the construction of the Expressway on time;

— Exchange rates and interest rates will not differ materially from those presently prevailing;

— The local inflation rate in Suzhou city will not differ significantly from the PRC nationwide inflation rate;

— Industry trends and market conditions for the key industries of Suzhou city will not deviate significantly from economic forecasts; and

— No natural calamities will occur that will have a major impact upon the economy and the traffic volume growth in Suzhou city.

VALUATION METHODOLOGY

The fair market value of the business enterprise of the Expressway was developed through the application of the income approach technique known as the discounted cash flow method. In this method, the value depends on the present worth of future economic benefits to be derived from ownership of equity and shareholders' loans. Thus, an indication of value was developed by discounting future free cash flows available for distribution to shareholders and for servicing shareholders' loans to their present worth at market-derived rates of return appropriate for the risks and hazards of the toll road project.

When developing the discount rate to apply to the future economic income streams attributable to shareholders, the discount rate is the cost of equity. The cost of equity was developed using Capital Asset Pricing Model ("CAPM"). CAPM states that an investor requires excess returns to compensate for any risk that is correlated to the risk in the return from the stock market as a whole but requires no excess return for other risks. Risks that are correlated with the return from the stock market are referred to as systematic; other risks are referred to as nonsystematic. Under CAPM, the appropriate rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the systematic risk assumed. Our analyses concluded that a discount rate of 13.96% is appropriate for valuing the Expressway after taking into account of both the systematic and nonsystematic risks.

Discount for Lack of Marketability

To reflect the relative non-liquidity of the shares in the Expressway as opposed to a publicly traded corporation, the discounts for lack of marketability should be considered.

The concept of marketability deals with the liquidity of an ownership interest, that is, how quickly and easily it can be converted into cash if the owner chooses to sell. The discount for lack of marketability reflects the fact that there is no ready market for shares in a closely held corporation. Ownership interests in closely held companies are typically not readily marketable compared to similar interests in public companies. Therefore, a share of stock in a privately held company is usually worth less than an otherwise comparable share in a publicly held company.

A number of studies were conducted in the U.S. in an attempt to determine average levels of discounts for lack of marketability. These studies all fall into one of two basic categories, depending on the type of market transaction data on which they are based:

— Restricted ("letter") stock studies;

— Studies of transactions in closely held stocks prior to initial public offerings (IPOs).

With consideration of the circumstances surrounding the business enterprise valuation of the Company, we believed that the discount for lack of marketability should be 30%.

PREMIUM FOR CONTROL AND DISCOUNT FOR MINORITY

Control premium is the additional value inherent in the controlling interest, as contrasted to a minority interest that reflects its power of control. The thousands of daily transaction on stock exchanges are, of course, minority interest transactions. Each year, a controlling interest in a few hundred of these public companies is purchased. In almost all cases, the prices paid for the stock of these companies represent a premium over the market price at which the stock previously traded as a minority interest. Several studies follow these acquisitions in the U.S. and publish data on the control premiums. Viewed from the flip side, a minority discount should be applied if the interest

being appraised represents a minority interest or non-controlling nature. *Mergerstat Global Mergers* and *Acquisitions Information* publishes data on the control premiums for different industries in the United States. We made the reference to the control premiums published on Mergerstat Review 2001 to derive of the discount for minority interest for the business enterprise of the Expressway.

Based on our analysis, we used a 5% discount for minority interest in valuing the business enterprise of the Expressway.

We were furnished, for the purpose of this appraisal, with unaudited financial data as well as other records, documents and projections of the Company provided by Jiangsu Expressway. In arriving at our opinion of value, we have relied upon such data, records, documents and projections, as well as financial and business information from other sources.

CONCLUSION OF VALUE

Based upon the investigation and analysis outlined above and on the appraisal method employed, it is our opinion that as of December 31, 2001, the fair market value of 33.33% equity interest of the business enterprise of the Expressway is reasonably stated by the amount of RENMINBI THREE HUNDRED TWENTY THREE MILLION ONLY (RMB323,000,000).

This conclusion of value was based on generally accepted valuation procedures and practices that rely extensively on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

We have not investigated the title to or any liabilities against the property appraised.

We hereby certify that we have neither present nor prospective interests in the Company or the value reported.

Respectfully submitted,
For and on behalf of
AMERICAN APPRAISAL HONGKONG LIMITED
Raymond E. Moran, ASA
Senior Vice President

The following is the text of a letter prepared for inclusion in this circular, received from Scott Wilson (HK) Limited in connection with the traffic forecasts for the Suzhou Section of the Suzhou-Jiaxing-Hangzhou Expressway.

Scott Wilson (Hong Kong) Limited
38th Floor
Metroplaza Tower 1
223 Hing Fong Road
Kwai Fong
Hong Kong

26th April, 2002

The Directors
Jiangsu Expressway Company Limited

Dear Sirs,

Jiangsu Expressway Company Limited
Traffic Forecast Study

Scott Wilson (Hong Kong) Limited (the "Consultants") was appointed by Jiangsu Expressway Company Limited (the "Company") to carry out independent traffic forecasts for the Suzhou Section of Suzhou-Jiaxing-Hangzhou Expressway (the "Suzhou Section") as shown in Figure A. The findings of the study will be used by the Company for the purpose of the acquisition of the 33.33% stocks of the study expressway hold by the Jiangsu Communications Holding Co. Ltd..

All reasonable and professional skill, care and due diligence has been exercised in preparing the Traffic Forecast Study Final Report. A summary of the findings of this report is set out below:

1. INTRODUCTION

The following is a brief description of the Suzhou Section:

The total length of the Suzhou Section is 100.073km. The construction of this expressway has been divided into two phases. Phase 1: The construction of the Southern Section(from Suzhou north interchange to the boundary of Jiangsu and Zhejiang province) was started from July 1999, which is expected to be operational in December 2002. Phase 2: The Northern Section(from Dongbang

interchange to Suzhou north interchange) has been constructed since the second half of 2000, which is expected to be operational in July 2004. The Suzhou Section is a 28m wide dual 2-lane expressway. The design speed is 120km/h and the design load is Truck-Super20, Trailer-120. Tolls are charged according to the distance traveled, with different rates for each category of vehicle.

2. OBJECTIVES AND SCOPE OF SERVICES

The scope of services provided by the Consultant comprised of:

1) Gathering existing traffic data for different vehicle types on the highway network within the study area.

2) Collecting current and historical socio-economic data to assist in understanding historic trends and predicting likely future trends in the study area.

3) Carrying out a series of Origin-Destination surveys and classified vehicle counts in the study area to determine the existing traffic situation.

4) Developing a traffic forecasting model for the study area. This model will incorporate the ability to relate generated traffic flows to socio-economic development, which will be validated using current traffic count data.

5) Preparing traffic forecasts for "Base", "Optimistic" and "Conservative" Cases for 2003, 2004, 2005, 2010, 2020, 2032 and 2034 for the study expressway. The three cases will take into account the possible levels of future economic growth, which is seen as one of the key determinants of future traffic growth.

6) Preparing independent traffic and toll revenue forecasts for vehicle toll categories from 2003 to 2034. Forecast traffic volumes for intermediate years will be derived by linear interpolation.

7) Submitting a report on the independent traffic and revenue forecasts including the forecast methodology and assumptions, in a form suitable for presentation to potential investors.

8) Preparing a summary of the traffic forecast report for incorporation into a circular to be issued by the Company to its shareholders.

3. TRAFFIC FORECAST METHODOLOGY

The traffic forecast methodology for this study consists of the following stages:

1) Review of the future economic growth rates for the study area.

2) Elasticity analysis to determine the income elasticity of trip levels for the forecast period.

3) Computation of future interzonal matrix growth rates, for assignment years 2003, 2004, 2005, 2010, 2020, 2032 and 2034, for both vehicle types.

4) Definition of appropriate future road network for the assignment years 2003, 2004, 2005, 2010, 2020, 2032 and 2034 to include all planned highway schemes, toll charges and likely local roads.

5) Determination of future behavioural values of time and vehicle operating costs by vehicle types by assignment year, incorporating any predicted changes in the compositions of passenger and goods vehicles.

6) Traffic assignment to the future road network for each assignment year based on future year forecasting parameters.

7) Conversion of forecast traffic volumes by two vehicle types into toll categories on the Suzhou Section

8) Application of capacity restrain to forecast traffic volumes where appropriate.

9) Preparation of the final forecast traffic volumes and toll revenues of the Suzhou Section. Forecast traffic volumes and toll revenues for intermediate years will be derived by linear interpolation.

4. MAJOR MODEL ASSUMPTIONS

The major assumptions adopted in the traffic forecast model comprised of the following:

1) GDP growth rates in the study area assumed in the Base, Optimistic and Conservative Cases are as given in Table 1:

Table 1: GDP Growth Forecasts for 3 Cases

	2001-2005	2006-2010	2011-2020	2021-2034
Base Case	10.5%	9.5%	8.0%	6.6%
Optimistic Case	11.5%	10.5%	9.0%	7.8%
Conservative Case	9.8%	8.7%	7.2%	5.5%

2) The Toll levels on the Suzhou Section are summarised in Table 2.

Table 2: Toll Levels in Future Years

Toll Class	Descriptions	Toll Rate (RMB per km)
1	PV: 1 to 6 seats	0.40
2	PV: 7 to 20 seats, GV: Up to 2 tonnes	0.60
3	PV: 21 to 50 seats, GV: 2 to 5 tonnes	0.80
4	PV: over 50 seats, GV: 5 to 10 tonnes	1.00
5	GV: 10 to 20 tonnes	1.20
6	GV: over 20 tonnes	1.60

Note: PV=Passenger Vehicles GV=Goods Vehicles

These rates were proposed by the Company and considered reasonable by the Consultant.

As requested by the Company, the Consultant suggested future toll levels of the Expressway as shown in Table 3, which have taken into account the inflation and the operation of other expressways in Jiangsu Province.

Table 3: Suggested Toll Levels in Future Years (RMB per km)

	Toll Class					
	1	2	3	4	5	6
2003-2008	0.40	0.60	0.80	1.00	1.20	1.60
2009-2013	0.51	0.77	1.02	1.28	1.53	2.04
2014-2018	0.65	0.98	1.30	1.63	1.95	2.61
2019-2023	0.83	1.25	1.66	2.08	2.49	3.33
2024-2028	1.06	1.59	2.12	2.65	3.18	4.25
2029-2034	1.35	2.03	2.71	3.39	4.06	5.42

Note: This assumed toll levels should only be used for reference only and could be used in providing a rough indicative estimates for the future toll revenues collected by the Expressway. It should be noted that the toll levels actually used in our assignment models are given in Table 2.

3) The study area road network is enhanced and upgraded as specified in the road development plan of Jiangsu Province and Suzhou city. The table below includes details of the major schemes which are also shown in Figure B.

Table 4: Details of the major schemes in Future Years (RMB per km)

No.	Project	Description	Opening Date
1	Jiangyin-Taicang	Dual 2-lane/dual 3-lane expressway	2004.10
2	Nantong-Haimen-Qidong	Dual 2-lane expressway	2004
3	Suzhou Southwest Ring	Dual 3-lane expressway	2004
4	Suzhou Northwest Ring	Dual 3-lane expressway	2005
5	Zhangqiao-Renyang-Zhitang	Class 1 motorway	2005
6	Baimao-Kunshan-Shangta	Class 1 motorway	2005
7	Suzhou-Nantong Bridge	Dual 3-lane	2005
8	South Approach Road of Suzhou-Nantong Bridge	Dual 3-lane expressway	2008
9	Suzhou Southeast Ring	Dual 3-lane expressway	2010
10	Qingpu-Pingwang-Nanxun	Dual 2-lane expressway	2010
11	Suzhou-Zhangjiagang	Dual 2-lane expressway	2010

4) The toll revenue forecasts estimated has assumed 5% toll leakage on the study road.

5. CONCLUSION

The traffic forecast model developed for the study was calibrated and validated using the 2002 independently observed traffic counts, together with the 2000 permanent traffic count data. The Consultant concluded that the model provides a suitable basis for estimating future traffic flows on the Suzhou Section. The traffic and revenue forecasts generated are summarized in the Tables 5-10. The toll levels actually used in toll revenues calculation are shown in Table 2.

Base Case Forecasts (Based on Table 2)

Table 5: Traffic Forecasts for the Suzhou Section (vehicles per day)

	Total	Class1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	11,577	3,629	2,385	2,679	1,756	1,019	109
2004	12,934	4,070	2,673	2,982	1,965	1,126	118
2005	15,243	4,819	3,163	3,499	2,319	1,309	134
2010	25,170	8,041	5,271	5,726	3,845	2,087	200
2020	36,480	11,900	7,780	8,185	5,625	2,770	220
2032	42,880	14,295	9,320	9,549	6,693	2,813	210
2034	38,609	12,914	8,417	8,584	6,037	2,471	186

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Table 6: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	15,419	2,737	2,697	4,040	3,311	2,306	328
2004	25,608	4,566	4,499	6,699	5,512	3,800	532
2005	37,231	6,689	6,586	9,713	8,048	5,452	744
2010	61,177	11,161	10,974	15,897	13,342	8,691	1,112
2020	87,709	16,517	16,198	22,721	19,520	11,535	1,219
2032	101,856	19,841	19,405	26,508	23,224	11,712	1,165
2034	20,731	4,059	3,968	5,396	4,744	2,330	233

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Optimistic Case Forecasts (Based on Table 2)

Table 7: Traffic Forecasts for the Suzhou Section (vehicles per day)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	12,511	3,922	2,577	2,895	1,898	1,101	118
2004	14,063	4,426	2,906	3,242	2,136	1,225	128
2005	16,561	5,235	3,437	3,801	2,520	1,422	146
2010	27,228	8,698	5,702	6,194	4,159	2,258	217
2020	39,413	12,857	8,406	8,843	6,077	2,993	237
2032	44,334	14,781	9,637	9,872	6,919	2,908	217
2034	41,948	14,032	9,145	9,327	6,558	2,685	201

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Table 8: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	16,665	2,958	2,915	4,367	3,579	2,491	355
2004	27,772	4,952	4,878	7,264	5,978	4,121	578
2005	40,448	7,267	7,155	10,553	8,743	5,922	808
2010	66,177	12,073	11,871	17,196	14,431	9,402	1,203
2020	94,762	17,846	17,501	24,547	21,089	12,462	1,317
2032	105,307	20,516	20,065	27,404	24,009	12,110	1,203
2034	22,524	4,411	4,312	5,863	5,154	2,532	253

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Conservative Case Forecasts (Based on Table 2)

Table 9: Traffic Forecasts for the Suzhou Section (vehicles per day)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	10,221	3,204	2,106	2,365	1,551	899	96
2004	11,373	3,579	2,351	2,622	1,727	990	104
2005	13,392	4,234	2,779	3,074	2,037	1,150	118
2010	22,289	7,120	4,668	5,071	3,405	1,848	177
2020	32,413	10,573	6,913	7,272	4,998	2,462	195
2032	40,990	13,664	8,909	9,128	6,397	2,689	203
2034	34,265	11,462	7,469	7,619	5,358	2,193	164

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Table 10: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	13,615	2,417	2,382	3,567	2,924	2,035	290
2004	22,505	4,013	3,954	5,887	4,845	3,339	468
2005	32,707	5,876	5,786	8,533	7,070	4,789	654
2010	54,171	9,883	9,718	14,076	11,815	7,696	983
2020	77,930	14,676	14,392	20,187	17,343	10,250	1,082
2032	97,374	18,966	18,549	25,339	22,198	11,197	1,125
2034	18,398	3,603	3,522	4,789	4,210	2,068	206

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

As requested by the Company, the Consultant provided an estimate for the future toll revenues based on the toll levels shown in Table 3. The revenue forecasts are summarized in Tables 11-13.

Base Case Forecasts (Based on Table 3)

Table 11: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	15,419	2,737	2,697	4,040	3,311	2,306	328
2004	25,608	4,566	4,499	6,699	5,512	3,800	532
2005	37,231	6,688	6,586	9,713	8,048	5,452	744
2010	78,160	14,231	14,084	20,268	17,078	11,081	1,418
2020	182,237	34,274	33,745	47,145	40,602	23,934	2,537
2032	344,716	66,965	65,653	89,797	78,729	39,627	3,945
2034	70,162	13,700	13,426	18,281	16,081	7,884	790

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Optimistic Case Forecasts (Based on Table 3)

Table 12: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	16,665	2,958	2,915	4,367	3,579	2,491	355
2004	27,772	4,952	4,878	7,264	5,978	4,121	578
2005	40,448	7,267	7,155	10,553	8,743	5,922	808
2010	84,546	15,393	15,235	21,925	18,472	11,988	1,533
2020	196,891	37,030	36,460	50,935	43,865	25,859	2,742
2032	356,398	69,243	67,885	92,832	81,392	40,972	4,074
2034	76,231	14,886	14,588	19,863	17,471	8,566	857

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Conservative Case Forecasts (Based on Table 3)

Table 13: Revenue Forecasts for the Suzhou Section (10,000 RMB per year)

	Total	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6
2003	13,615	2,417	2,382	3,567	2,924	2,035	290
2004	22,505	4,013	3,954	5,887	4,845	3,339	468
2005	32,707	5,876	5,786	8,533	7,070	4,789	654
2010	69,208	12,601	12,472	17,947	15,123	9,812	1,253
2020	161,917	30,452	29,984	41,888	36,072	21,268	2,253
2032	329,552	64,012	62,759	85,835	75,251	37,885	3,810
2034	62,266	12,159	11,915	16,224	14,272	6,997	699

Forecast Periods: Northern Section:01/07/2004-30/06/2034
Southern Section:01/01/2003-31/12/2032

Yours faithfully,
For and on behalf of
Scott Wilson (HK) Ltd.
Peter Chan
Director

The following is the text of a letter prepared for inclusion in this prospectus, received from Scott Wilson (HK) Limited in connection with the operation and maintenance costs estimation for the Suzhou-Jiaxing-Hangzhou Expressway (Suzhou Section).

Scott Wilson (Hong Kong) Limited
38th Floor
Metroplaza Tower 1
223 Hing Fong Road
Kwai Fong
Hong Kong

26th April 2002

The Directors
Jiangsu Ninghu Expressway Company Limited

Dear Sirs,

Jiangsu Expressway Company Limited
Operation and Maintenance Costs Estimation

Scott Wilson (Hong Kong) Ltd. (the "Consultant") was appointed by Jiangsu Expressway Company Ltd. (the "Company") to carry out an independent estimation of the operation and maintenance costs for the Suzhou-Jiaxing-Hangzhou Expressway (Suzhou Section). The findings of this estimation can be used by the Company for the purpose of the acquisition of the 33.33% stock share of this expressway hold by Jiangsu Communications Holding Co. Ltd. A summary of the findings of this report titled "Operation and Maintenance Costs Estimation Final Report" is set out below:

1. INTRODUCTION

The Consultant was appointed by the Company to conduct an operation and maintenance costs estimation for the Suzhou-Jiaxing-Hangzhou Expressway (Suzhou Section). All reasonable and professional skill, care and diligence have been exercised in preparing the operation and maintenance costs estimation. The scope of work includes the following tasks:

- to estimate the operation and maintenance costs for the Suzhou Section of Suzhou-Jiaxing-Hangzhou Expressway in future years (2003 to 2034);

- to assess the factors affecting the future operation and maintenance costs; and
- to give recommendation for the future operation and maintenance works.

2. BASIS OF REPORT

The Consultant's report was based on the following:

- interview with senior managers, engineers, accountants and relevant staff of the Company;
- review of the documents of preliminary and detail design of the Suzhou Section;
- operation and maintenance costs for the Jiangsu Section of Shanghai-Nanjing Expressway in previous years.

The scope of the consultant's service does not include the technical audit of the design standards, the construction specifications or the construction supervision for the Suzhou-Jiaixing-Hangzhou Expressway (Suzhou Section). The study therefore assumes that the Suzhou-Jiaxing-Hangzhou Expressway (Suzhou Section) has been designed and constructed to applicable PRC highway standards and approved by the relevant authorities similar to those of the Jiangsu Section of Shanghai-Nanjing Expressway. The operation and maintenance costs are therefore estimated on a protocol basis from those of the Jiangsu Section of the Shanghai-Nanjing Expressway.

3. MANAGEMENT STRUCTURE

The management of the Suzhou-Jiaixing-Hangzhou Expressway (Suzhou Section) has adopted the principle of "One Company for One Expressway", which is under the responsibility of the Suzhou Sujiahang Expressway Company. The Sujiahang Expressway Company includes the Administration Office, Planning and Finance Department, Operation and Development Department, Engineering Technology Department, Highway Maintenance Department, Materials and Equipments Department, Traffic Control and Surveillance Centre and Toll Collection department Centre.

The estimated number of staff in the Suzhou Sujiahang Expressway Company

Department	Number of Staff
All Administration/Management Departments and Centres	79
Suzhou Toll Station	52
Southern Suzhou Toll Station	48
Wujiang Toll Station	52
Lili Toll Station	52
Shengze Toll Station	48
Shengze Main Line Toll Station	76
Xiaodongbang Toll Station	36
Changshu Toll Station	40
Shajiabang Toll Station	40
Taiping Toll Station	32
Xiangcheng Toll Station	32
Baiyang Lake Service Area	8
Western Yangchen Service Area	8
Suzhou Maintenance Station	69
Changshu Maintenance Station	63
Total	735

4. ESTIMATION OF OPERATION AND MAINTENANCE COSTS

The period of the operation and maintenance costs for the Suzhou-Jiaxing-Hangzhou Expressway (Suzhou Section) is taken between 2003 and 2034. The estimation is based on 2002 price without consideration of inflation.

The estimated operation and maintenance costs (at 2002 price) are summarized below:

2003	2004	2005	2006	2007	2008	2009	2010
13,898,000	19,236,140	25,440,000	26,199,000	27,017,000	27,704,000	28,360,000	100,781,000
2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**
100,634,000	110,055,000	39,489,000	39,970,000	40,237,000	40,502,000	31,815,000	32,081,000
2019	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**
32,336,000	104,399,000	103,909,000	104,164,000	33,386,000	33,652,000	33,920,000	43,133,000
2027	**2028**	**2029**	**2030**	**2031**	**2032**	**2033**	**2034**
43,359,000	43,598,000	43,830,000	115,855,000	106,406,000	106,659,000	18,263,380	9,165,211

Yours faithfully,
For and on behalf of
SCOTT WILSON (HONG KONG) LTD
Peter Chan
Director

Figure A Study Road


YELLOW SEA
Taizhou
Yangzhou
Zhenjiang
Nanjing
Nantong
Changzhou
Wuxi
Suzhou
Shanghai
ANHUI PROVINCE
ZHEJIANG PROVINCE
LEGEND

Figure B Future Road Network


Nantong
Haimen
Jingjiang
Jiangyin
Zhangjiagang
Changshu
Suzhou
Xiangcheng
Kunshan
Taicang
Wuzhong
Qingpu
Shanghai

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in the document misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors or Supervisors was, or was deemed to be, in possession of any equity or interests of the Company or of any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were taken or deemed to have under Section 31 of Part 1 of the Schedule to the SDI Ordinance) or which were required to be kept by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules.

Since 31st December, 2001, the date on which the latest published audited consolidated financial statements of the Company were made up, none of the Directors or Supervisors has had any interests in any assets which has been sold or purchased by or leased to or which are proposed to be sold or purchased by or leased to the Company or any of its subsidiaries.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, in accordance with the register kept by the Company under Section 16 of the SDI Ordinance and, so far as is known to the Directors, the following persons (other than the Directors and the Supervisors) were interested, either directly or indirectly, in ten per cent. or more of the nominal value of any class of the share capital attaching rights to vote at general meetings of the Company under any circumstances:

A Shares

Name of Shareholders	Number of A Shares held	Percentage of A Shares held	Percentage of total issued share capital
Jiangsu Communications Holdings Co., Ltd 江蘇交通控股有限公司	2,781,743,600	72.86%	55.22%
Huajian Transportation Economic Development Centre 華建交通經濟開發中心	597,471,000	15.66%	11.86%

H Shares

Name of Shareholders	Number of H Shares held	Percentage of H Shares held	Percentage of total issued share capital
The Capital Group Companies, Inc.	154,696,000	12.66%	3.07%

Save as disclosed herein, as at the Latest Practicable Date, so far as is known to the Directors, no other person were interested, either directly or indirectly, in ten per cent. or more of the nominal value of any class of the share capital attaching rights to vote at general meetings of the Company under any circumstances.

4. EXPERTS

The following are qualifications of the experts who have given their opinions or advice which are contained in this circular:

Name	Qualification
Cazenove	Registered investment advisor
Scott Wilson	Traffic and engineering consultant
American Appraisal	Appraiser

Cazenove, Scott Wilson and American Appraisal do not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Since 31st December, 2001, the date on which the latest published audited consolidated financial statements of the Company were made up, Cazenove, Scott Wilson and American Appraisal have not had any interests in any assets which has been sold or purchased by or leased to or which are proposed to be sold or purchased by or leased to the Company or any of its subsidiaries.

Cazenove, Scott Wilson and American Appraisal have given and have not withdrawn their respective written consents to the issue of this document with the inclusion of their letters and valuation reports (for the purpose of Scott Wilson and American Appraisal) and the citation of their names in the form and context in which they respectively appear.

5. MATERIAL CHANGES

Save as disclosed herein, there has been no material adverse change in the Group's financial or trading position since 31st December, 2001, being the date on which the Company's latest audited consolidated financial statements were made up.

6. SERVICE CONTRACTS

No service contract (excluding contract expiring or determinable by the Company within one year without payment of compensation (other than statutory compensation)), is entered into between the Directors, the Supervisors, and the Company or any of its subsidiaries.

7. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company and any of its subsidiaries.

8. INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Each of the directors and supervisors of the Company entered into a service contract with the Company on various date to serve the Company until the 2002 Annual General Meeting. Either party may terminate the service contract by giving not less than 3 months' advance notice to the other party without payment of compensation (other than statutory compensation, if any).

As at the Latest Practicable Date none of the Directors has any direct or indirect interest in any assets which they have, since 31st December, 2001 the date to which the latest published audited consolidated financial statement of the Company were made up, acquired or disposed of by or leased to, or proposed to be acquired or disposed of by or leased to, any member of the Group.

As of the Latest Practicable Date of this circular, none of the Directors and the Supervisors have any material interests in contracts or arrangements which are significant to the general businesses of the Group.

9. MISCELLANEOUS

The joint company secretaries of the Company are Mr. Yao Yong Jia, who is a senior engineer, and Mr. Lam Che Wah, Danny, who is a member of The Institute of Chartered Secretaries and Administrators of the United Kingdom, respectively.

The registered address of the Company is situated at 69 Shigu Road, Nanjing, Jiangsu Province, the People's Republic of China. The registrar and transfer office of the Company in the PRC is at 1st Floor, 180 Hanzhong Road, Nanjing, the PRC. The H Share registrar and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.

This circular has been prepared in both English and Chinese. In case of any discrepancy, the English version will prevail.

10. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at (1) the office of Richards Butler and (2) the securities department of the Company from now until and including 28th May, 2002. The office of Richards Butler is at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong, and the Securities Department of the Company is at 27th Floor, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC:

(a) the minutes of the 9th meeting of the 3rd Board of the Company;

(b) the acquisition agreement;

(c) the business valuation report produced by American Appraisal Hong Kong Limited;

(d) the opinion of Huatai Securities Co., Ltd. (as the PRC independent financial advisor);

(e) the opinion of the independent financial advisor to the independent board committee;

(f) the Chinese and the English versions of the circular in relation to the acquisition agreement;

(g) the legal opinion of Jiangsu Shiji Tongren Law Office;

(h) the traffic forecast report from Scott Wilson; and

(i) the operation and maintenance costs estimation report from Scott Wilson.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE IS HEREBY GIVEN THAT the 9th session meeting of the Third Board of Directors of Jiangsu Expressway Company Limited resolved to convene the Annual General Meeting for the year 2001 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Tuesday, 28th May, 2002 for the following purposes:

1. To review and approve the annual report of the Board for the year ended 31st December 2001;

2. To review and approve the report of the Supervisory Committee for the year ended 31st December 2001;

3. To review and approve the audited accounts and the auditors' report for the year ended 31st December 2001;

4. To approve the re-appointment of Arthur Andersen & Co and Arthur Andersen ● Hua-Qiang Certified Public Accountants as the Company's international auditor and domestic auditor, and to fix the aggregate remuneration be RMB1,250,000 per annum;

5. To approve the profit distribution scheme in respect of the final dividends of the Company for the year 2001:

   The Board meeting on 8th April, 2002 proposed a cash bonus of RMB1.25 for every 10 Shares (tax included);

6. To review and approve the following changes in respect of Directors and Supervisors;

Directors:

1) To elect Mr. Wang Guo Gang as an Independent Director of the Company, and to approve the signing of a service contract with him for a term of three years;

2) To elect Mr. Yang Xiong Sheng as an Independent Director of the Company, and to approve the signing of a service contract for a term of three years;

3) To elect Mr. Zhang Wen Sheng as a Director of the Company, and to approve the signing of an appointment contract for a term of three years;

4) To agree the resignation of Mr. Li Da Peng from his office as a Director, and to approve the signing of a service termination contract with him;

5) To agree the resignation of Mr. Liu Bu Cun from his office as a Director, and to approve the signing of a service termination contract with him;

6) To agree the resignation of Mr. Zhu Yao Ting from his office as a Director, and to approve the signing of a service termination contract with him;

Supervisors:

1) To elect Mr. Zhang Cheng Yu as a Supervisor of the Company, and to approve the signing of a service contract with him for a term of three years;

2) To agree the resignation of Mr. Du Wen Yi from his office as a Supervisor, and to approve the signing of a service termination contract with him;

7. To review and approve the amendments to the Articles of Association of the Company;

8. To review and approve the "Procedural Rules for the shareholders general meetings";

9. To review and approve the "Procedural Rules for the Board of Directors";

10. To review and approve the "Procedural Rules for the Supervisory Committee";

11. To review and approve the "Bye-laws in respect of duties of independent Directors";

12. To review and approve the "Procedural Rules for the Strategic Committee of the Board";

13. To review and approve the "Procedural Rules for the Nominating, Salary and Review Committee of the Board";

14. To review and approve the "Procedural Rules for the Audit Committee of the Board";

15. To review and approve the connected transaction; to approve the "Agreement in respect of the sale and purchase of 33.33% in the Jiangsu Sujiahang Expressway Co., Ltd.";

16. To review and approve the proposal of reduction in the beginning balance of the Retained Profits of the Company for the year 2001 for the sum of RMB23,628,000 resulting from loss due to sale of staff quarters;

17. To handle any other matters as may be necessary.

Note: Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details of resolutions Nos. 7, 8, 9, 10, 11, 12, 13 and 14.

By Order of the Board
Yao Yong Jia **Lam Che Wah**
Board Secretary

Nanjing, the PRC

9th April, 2002

Notes:

1. Persons who hold shares of the Company and whose names appear on the register of members as at 26th April, 2002 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report by 7th May, 2002. Further details are set out in the confirmation slip and explanation thereto.

2. Registration of transfers of H shares will be suspended by the Company from 26th April, 2002 to 28th May, 2002 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to the Registrar of shares of the Company, on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00 p.m. on Thursday 25th April, 2002. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

3. A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting.

4. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be despatched to shareholders.

5. The meeting will last for half day. Shareholders attending the meeting will be responsible for their own accommodation and travelling expenses.

6. Address: Secretary's Office, 27th Floor,
Jiangsu Communication Building,
69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 025-4200999 (ext. 4706/4716)
Fax: 025-4466643, 4207788

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Jiangsu Expressway Company Limited
First Quarterly Results of 2002

Important: The board of directors of Jiangsu Expressway Company Limited confirms that there are no false representation or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Results for Listed Companies issued by the China Securities Regulatory Commission. The report is published simultaneously in the People's Republic of China and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC accounting standards. Although not required by the China Securities Regulatory Commission, the Company has also included in this announcement the relevant financial information prepared in accordance with International Accounting Standards. The revenue and net profit of the Group, prepared in accordance with International Accounting Standards, for the three months ended 31st March 2002 amounted to RMB483.7 million and RMB200.5 million respectively. The revenue and net profit of the Group prepared in accordance with International Accounting Standards for the three months ended 31st March 2002 amounted to RMB483.7 million and RMB200.5 million respectively. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of Appendix 7I of the Rules Governing the Listing of Securties on The Stock Exchange of Hong Kong Limited.

The financial information of the Company for the first quarter has not been audited.

I. Corporation Information

(1) Statutory Name of Company in Chinese:	江蘇寧滬高速公路股份有限公司
Statutory Name of Company in English:	Jiangsu Express way Company Limited
Abbreviation of Chinese name:	寧滬高速
Abbreviation of English name:	Jiangsu Expressway
(2) Stock Exchanges on which shares of the Company are listed:	Shanghai Stock Exchange Hong Kong Stock Exchange
Stock Name of A Shares:	寧滬高速
Stock Code of A Shares:	600377
Stock Name of H Shares:	Jiangsu Expressway
Stock Code of H Shares:	0177
(3) Registered Address of the Company:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China
Office Address:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China
Postcode:	210004
Offical Website:	http://www.jsexpressway.com
Email Address of the Company:	nhgs@public1.ptt.js.cn
(4) Legal Representative:	Sheng Chang Quan

(5) Secretary to the Board of Directors:	Yao Yong Jia
Telephone:	8625-4469332
Fax:	8625-4466643
E-mail Address:	dongmishi@jsexpressway.com
Contact Address:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China
(6) Newspapers designated for regular announcements:	Shanghai Securities, China Securities, South China Morning Post, Hong Kong Economic Times
Website designated for disclosure of information:	http://www.sse.com.cn
Report announcements available at:	Shanghai Stock Exchange, 528 Pudong South Road, Shanghai City
	Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
	The Headquarters of the Company, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC

II. Changes in share capital and shareholding

1. Changes in share capital

During the reporting period, there is no change in the total number of shares and shareholding structure.

2. **Shareholdings of Major shareholders**

As at 31st December 2001, shareholdings of the top ten shareholders of the Company:

No.	Name of Shareholders	Number of Shares held at the End of the Period	Shareholding proportion to the Total Share capital	Category of the Shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600	55.22	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	11.86	State-owned Legal Person Shares
3	The Capital Group Companies, Inc	154,696,000	3.07	H Shares
4	Galaxy Securities Co., Ltd.	18,492,990	0.37	A Shares
5	Huaxia Securities Company	16,660,000	0.33	Social Legal Person Shares
6	Shenyin Wanguo Securities Stock Company Limited	14,450,000	0.29	Social Legal Person Shares
7	Winner Glory Development Ltd	12,000,000	0.24	H Shares
8	融證投資	10,638,005	0.21	A Shares
9	杰森木業	8,725,909	0.18	Social Legal Person Shares
10	Jiangsu Xinsu Investment Management Company	8,484,000	0.17	Social Legal Person Shares

Notes: Explanations on the shareholding of the top ten shareholders:

(1) As the Company is aware, there is no connected relationship between the top ten shareholders of the Company;

(2) The Company has not received any notice regarding the pledging and liquidation of shares held by legal person shares holding more than 5% during the reporting period.

III. Review and prospects of operations

1 Principal Operations during the reporting period

The Company is mainly engaged in the investment, construction, operation and management of the Shanghai-Nanjing Expressway and highways within Jiangsu Province, and the development of passenger transport and its ancillary services (including refueling, catering, shopping, car maintenance, advertising and accommodation) along the expressways.

In 2001, growth in the operation of the toll roads and bridge under the Group sustained at a comparatively high rate. The traffic volume Shanghai-Nanjing Expressway, Guangjing Expressway, Xicheng Expressway, Jiangyin-Yangtze Bridge maintained double digit growth, indicating the competitiveness of the projects. Tolls collected from Nanjing-Shanghai Class 2 Highway and Nanjing Section of Nanjing-Lianyungang Highway improved remarkablely when compared with previous year, with the daily average toll revenues from January to March up 8.97% and 16.71% over previous year.

The operating income of the Group for the first quarter of 2002 was approximately RMB 508,792,000. Net revenue after tax was approximately RMB 483,715,000, representing an increase of 23.45% and 23.29% respectively over the corresponding period last year. Operating income sustained steady growth. The breakdown on revenue and their percentages are as follows:

	Revenue in first quarter of 2002	**Percentage of the total revenue**	**Increase over corresponding period last year**
	(RMB'000)	*(%)*	*(%)*
Toll revenue of Shanghai-Nanjing Expressway	321,548	63.20	26.09
Toll revenue of Nanjing-Shanghai Class 2 Highway	54,183	10.65	8.97
Toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway	13,103	2.58	16.71

Toll revenue of Guangjing Expressway and Xicheng Expressway	61,660	12.12	50.35
Revenue from other operations	58,298	11.45	5.68
Total	508,792	100	23.45
Less: Business tax	(25,077)		
Revenue, net	483,715		

On the next stage, the Company will continue to complete adjustment of toll stations of Nanjing-Shanghai Class 2 Highway, get approval from the provincial government as soon as possible, finish the acquisition of Sujiahang Expressway and the relevant legal procedures and analyze the business development of the Company on other aspects, seek opportunities and choose appropriate projects to diversify the development of the Company; carry out feasibility study on widening and renovation projects on Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway; complete study on the development positioning, recent development plan, intermediate and long-term strategy of the Company. It formulates recent applicable development plan in accordance with study results.

2 The investments of the Company

The 7th Session of the Third Board of Directors meeting held on 11th April 2001 approved and authorized setting up of committee under the Board to handle matters in respect of acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited, and the relevant work has commenced. The Company and the intermediatary institutions has finished the corresponding documents requested. The acquisition agreement was executed after the 9th Session the Third Board of Directors Meeting on 8th April 2002 and will be completed subject to the approval granted in shareholders' general meeting.

3 Operating results during the reporting period and financial position at the end of period under PRC Accounting Standards

(A) Operating result

(1) Income from principal operations, profit from principal operations and net profit

RMB '000

	From Jan to Mar 2002	From Jan to Mar 2001	Increase or decrease (%)
Income from principal operations	450,494	356,976	26.20
Profit from principal operations	305,425	246,644	23.83
Net profit	191,778	155,521	23.31

Notes:

a. Principal operations increased 26.2% over the corresponding period of last year. It is mainly due to the continued growth in the operation of the toll roads and bridges under the Group. Tolls collected from Shanghai-Nanjing Expresseway, Nanjing-Shanghai Class 2 Highway, Nanjing Section of Nanjing-Nianyungang Highway, Guangjing Expressway and Xicheng Expressway increased by 26.9%, 8.97%, 16.71% and 50.35%.

b. The growth in income from principal operations led to the growth of profit from principal operations.

c. Net profit increased 23.31% over the corresponding period of last year. Apart from the growth of profit from principal operations, other factors are as follows:

  (a) The Company repaid its debts from its capital, hence the finance cost decreased by 42.12% when compared with the previous year;

  (b) Gains on short-term investments for the first quarter of 2002 amounted to RMB 3,600,000;

  (c) Gains on investment of Jiangsu Yangtze Bridge Co., Ltd. attributable the Company amounted to RMB 3,423,000, which has become the new area growth in the profit of the Company.

(2) Proportion of revenue and expenses to the total profit

	Amount (RMB'000)		Proportion to the total profit (%)		Increase or decrease
	From Jan to Mar, 2002	2001	From Jan to Mar, 2002	2001	(%)
Profit from principal operations	305,425	1,017,568	106	108	-1.99
Profit from other operations	2,726	22,915	1	2	-61.07
Administrative expenses	(30,260)	(127,644)	(11)	(14)	-22.55
Finance cost	(944)	(3,291)	(0)	(0)	5.71
Gain on investments	10,443	37,198	4	4	-8.1
Subsidy income	--	--	--	--	--
Non-operating expenses, net	644	-6,151	0.22	-0.65	--
Total profit	288,034	940,590	100	100	--

Notes:

(1) The decrease in profit from other operations is mainly due to the decline in profit from advertising business. On one hand, the contract of advertising business is underway is being performed. On the other hand, income from advertisements published this year decreased when compared with last year because of the market price.

(2) The main reason for decline in administrative expenses is that the relevant cost has not been incurred.

(B) The financial position of the Company

	Amount (RMB'000)		Proportion to the total assets		Increase or decrease proportion (%)
	Beginning of period	End of period	Beginning of period	End of period	
Cash and cash equivalents	734,660	775623	4.91	5.2	-5.58
Accounts receivables	17,553	17.132	0.12	0.12	--
Other receivables	89,148	21,265	0.6	0.14	328.57
Subsidies receivable	--	--	--	--	--
Inventories	7,296	5,815	0.05	0.04	25
Fixed assets	11,468,252	11,527,171	76.64	77.29	-0.84
Total assets	14,963,114	14,914,400	100	100	--

Notes:

(1) Currency fund was decreased by RMB 40,963,000 over that of the beginning of period, which was mainly due to the loan repayment by the Company.

(2) Other receivables accounted for a larger proportion on the Total assets, which are mainly short-term investments fund RMB 64,600,000. The amount was recovered in April.

IV. Major Events

1. The Company has not been involved in any material litigation or arbitration during the reporting period.

2. The Company has no material connected transactions during the reporting period.

3. The Company did not provide any guarantee during the reporting period.

4. There is no significant post balance sheet event during the reporting period.

5. **Entrusted financial management**

During the reporting period, the Company executed an entrusted asset management agreement for an amount of RMB 100,000,000 with Guotong Securities Co., Ltd. The agreement expired on 19th March and the Company received the entrusted capital and obtained an amount of RMB 3,600,000 on returns on investment.

An entrusted asset management agreement for an amount of RMB 110,000,000 was entered into with Suzhou Investment Company Limited for a term from 10th May 2001 to 10th May 2002. As the entrusted management agreements had not yet been due, the Company did not clear the funding with the entrusted party. There is no intention for any entrusted financial management plan.

V. Financial statements

A. Summary of the consolidated financial statement of the Company prepared under the PRC Accounting Standards:--

(I) Condensed consolidated balance sheet (unaudited)

Rmb'000

	As at 31 March 2002	**As at 31 December 2001**
Current assets	1,068,083	949,222
Long-term investments	865,787	862,394
Fixed assets	11,468,252	11,527,171
Intangible assets and other assets	1,560,992	1,575,613

Total assets	14,963,114	14,914,400
Current liabilities	852,326	1,014,683
Long-term liabilities	312,676	297,813
Minority interests	135,775	131,345
Shareholders equity	13,662,337	13,470,559
Total liabilities and shareholders fund	14,963,114	14,914,400

(II) Condensed consolidated income statement (unaudited)

	Rmb'000
Income from principal operations	450,494
Profit from principal operations	305,425
Profit from other operations	2,726
Expenses	(31,204)
Investment income	10,443
Non-operating expenses, net	644
Taxation	(91,826)
Minority interests	(4,430)
Net profits	191,778

B. Summary of the consolidated financial statement of the Company prepared under the International Accounting Standards ("IAS"):--

(I) **Condensed consolidated balance sheet** (unaudited)

	As at 31st March 2002	As at 31st Dece, 2001
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Property, plant and equipment	9,834,022	9,903,191
Land use rights	1,602,494	1,610,256
Investment in associates	708,686	702,172
Long-term receivable, net of current portion	70,939	73,157
Intangible assets	77,012	79,155
Total non-current assets	12,293,153	12,367,931
Current assets		
Inventories and consumables	7,296	5,815
Prepaid tax	--	3,482
Amounts due from associates	--	997
Prepayments and other receivables	151,958	56,615
Current portion of long-term receivable	8,151	7,910
Short-term investments	210,235	116,311

Cash and cash equivalent	734,660	775,623
Total current assets	1,112,300	966,753
TOTAL ASSETS	13,405,453	13,334,684
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	5,037,748	5,037,748
Reserves	7,666,237	7,465,786
Total shareholders' equity	12,703,985	12,503,534
Minority interests	383,275	378,845
Non-current liabilities		
Long-term borrowings, less amount due within one year	47,965	50,313
Deferred tax liabilities	14,866	14,351
Total non-current liabilities	62,831	64,664
Current liabilities		
Short-term borrowings	--	210,000
Long-term borrowings due within one year	4,703	4,703
Payables on construction projects	54,659	68,041
Other payables	102,866	92,228

Provision for tax	80,465	--
Dividends payable	12,669	12,669
Total current liabilities	255,362	387,641
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,405,453	13,334,684

(II) Condensed consolidated income statements (unaudited)

	For the three months ended 31st March	
	2002	**2001**
	RMB'000	*RMB'000*
Revenue, net	483,715	392,327
Operating cost	(179,158)	(147,741)
Gross profit	304,557	244,586
Administrative expenses	(12,542)	(8,471)
Profit from operations	292,015	236,115
Finance income	1,528	1,057
Profit (loss) on short-term investments	(3,400)	1,500
Net gain on investments stated in equity method of accounting	10,237	2,041
Others, net	644	1,170

Profit before taxation and minority interests	301,024	241,883
Income tax expense - the Group	(92,342)	(75,231)
associates	(3,801)	(674)
	(96,143)	(75,905)
Profit after taxation but before minority interest	204,881	165,978
Minority interests	(4,430)	(2,775)
Net profit	200,451	163,203
Dividends	--	--
Earnings per share		
- Basic	RMB0.0398	RMB0.0324
- Diluted	N/A	N/A

(III) Condensed consolidated statement of changes in equity (unaudited)

From 1st January to 31st March, 2002

RMB'000

	Share Capital	Share Premium	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Revaluation Reserves	Unallocated Profit	Total
Balance as of 1 January 2002	5,037,748	5,730,454	293,780	146,891	--	1,294,661	12,503,534
Consolidated profit after tax and minority	--	--	--	--	--	200,451	200,451

interests							
Balance as of 31st March 2002	5,037,748	5,730,454	293,780	146,891	--	1,495,112	12,703,985

From 1st January to 31st March, 2001

RMB'000

	Share Capital	**Share Premium**	**Statutory Surplus Reserve Fund**	**Statutory Public Welfare Fund**	**Revaluation Reserves**	**Unallocated Profit**	**Total**
Balance as of 1 January 2001	5,037,748	5,730,454	215,694	107,848	--	1,023,947	12,115,691
Consolidated profit after tax and minority interests	--	--	--	--	--	163,203	163,203
Balance as of 31st March 2001	5,037,748	5,730,454	215,694	107,848	--	1,187,150	12,278,894

C. Notes to the financial statements

1. There are no material changes in accounting policies, accounting estimation and consolidation of accounts when it is compared with previous report.

2. The Company has no subsidiaries's accounts not yet consolidated.

D. **Impact of IAS adjustments on profit after tax and minority interests/shareholder's equity.**

	Profit after taxation and minority interests for the three months ended 31st March		Shareholders' equity as at 31st	
	2002	**2001**	**March 2002**	**December 2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As stated in statutory accounts	191,778	155,521	13,662,337	13,470,559
IAS adjustment:				
- Amortization of land use right	8,130	--	45,050	36,920
- Valuation, depreciation and amortization of property, plant and equipment	8,136	7,682	(1,610,016)	(1,618,152)
- Loss on disposal of staff quarters	--	--	(8,237)	(8,237)
- Deferred taxation	(516)	--	(14,867)	(14,351)
- Interest on hold-to-maturity investment	(7,077)	--	--	7,077
- Dividends proposed in subsequent period			629,718	629,718
	200,451	163,203	12,703,985	12,503,534

5. **Document available for inspection**

(1) A copy of the quarterly report signed by the Chairman;

(2) The accountant's report, signed by the legal representative and the director in charge of accounting of the company, and stamped with corporate seal;

(3) The original copy of corporate documents and announcements published by the Company in newspaper designated for information disclosure by China Securities Regulatory Commission and the Hong Kong Stock Exchange Limited during the reporting period;

The above documents are available for inspection at the Office of the Secretary to the Board, at 27/F Jiangsu Transportation Building, 69 Shigu Road, Nanjing, the PRC:

Jiangsu Expressway Company Limited
Board of Directors
29th April 2002

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement
Despatch of documents

The Company announces that it has today despatched its 2001 annual report, connected transaction circular and a circular setting out the proposed amendments to its articles of association and the proposed rules and bye-laws to be adopted in the 2001 AGM and the related documents.

Subject to the approval by shareholders at the 2001 AGM, holders of H Shares are allowed to elect website version or printed version of the Company's financial information.

Further to the announcements of the Company published on 9th April, 2002 in relation to the financial results of the Company for the year ended 31st December, 2002 and the proposed acquisition of 33.33% interest in Suzhou Sijiahong Expressway Company Limited, the board of Directors of the Company would like to announce that the following documents have been despatched to holders of H Shares today:--

(1) the Company's 2001 annual report;

(2) a circular in relation to the acquisition of 33.33% interest in Suzhou Sijiahong Expressway Company Limited;

(3) proxy form for the annual general meeting ("AGM") of the Company to be held on 28th May, 2002;

(4) confirmation slip to attend the AGM;

(5) a circular setting out the proposed amendments to the articles of association of the Company and other draft procedural rules and bye-laws to be approved by shareholders at the AGM and an explanation on the option available to holders of H Shares to elect

either printed version or website version of the financial reports of the Company;

(6) a reply slip in respect of the election of form of financial information.

Holders of H Shares are reminded

(i) to deliver the confirmation slip to attend the AGM on or before 8th May, 2002

(1) If it is returned by hand or by post, please send it to the following address:

The Office of the Secretary to the Board
Jiangsu Expressway Company Limited
27th Floor, Jiangsu Transportation Building
69 Shigu Road, Nanjing,
PRC
Postal Code: 21004

(2) If it is returned by fax, please send it to the following facsimile numbers:

Fax: (86) 25 446 6643

Attn: The Office of the Secretary to the Board
Jiangsu Expressway Company Limited

(ii) to return the proxy form for the AGM at or prior to 9:00 a.m. on 26 May, 2002:--

Address: The Office of the Secretary to the Board, 27th Floor, Jiangsu Transportation Building, 69 Shigu Road, Nanjing, the PRC

Postal Code: 210004

Fax (86) 25 446 6643

(iii) to return the reply slip in respect of your election of form of financial information on or **before 30th June, 2002** in the envelope provided to the Company c/o Hong Kong Registrar Limited, 2nd Floor, Vicwood Plaza, 199 Des voeux Road Central, Hong Kong. You may return the reply slip to us by post or by hand delivery. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid. Otherwise, please affix an appropriate stamp.

Until you inform the Company otherwise in accordance with legislation, your reply slip will apply to the 2002 Interm Report and all future Annual Reports and interim reports. If the Company does not receive your reply slip by 30th June, 2002, the Company will send to you printed version of the 2002 Interim Report and all future Annual Reports and interim reports.

Future annual reports and interim reports will be available to shareholders from the Company or its share registrar Hong Kong Registrar Limited of 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on request, and will be available on the Company's website: www.jsexpressway.com from the date of despatch of the above documents.

Company's hotline: (86) 25 446 9332.

Yours faithfully,
For and on behalf of
Jiangsu Expressway Company Limited
Yao Yong Jia
Secretary to the Board
Nanjing, 29th April, 2002

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

29th April, 2002

Dear H Share Shareholders,

Proposed Amendments to Articles of Association
Adoption of procedural rules and bye-laws
Election by H Share Shareholders of form of financial information

As set out in the notice of annual general meeting of Jiangsu Expressway Company Limited (江蘇寧滬高速公路股份有限公司) (the "Company") for 2001 (a copy of which is published in English in the South China Morning Post and in Chinese in the Hong Kong Economic Times, Shanghai Securities and China Securities on 9th April 2002 and set out in the Company's 2001 annual report), the board of directors of the Company has put forward to shareholders resolutions to approve, inter alia, the following:-

a. proposed amendments to the articles of association of the Company

The relevant amendments are to comply with the opinions and guidelines issued by the China Securities Regulatory Commission entitled 《上市公司股東大會規範意見》 (Opinion in relation to standardize shareholders meeting of listed companies), 《關於在上市公司建立獨立董事制度的指導意見》 (Guiding opinion in relation to the establishment independent directorship for listed companies) 和《上市公司治理準則》 (Guidelines for corporate governance of listed companies) and to allow the holders of H Shares of the Company to elect to have website version of financial reports instead of printed version; and

b. proposed adoption of the following procedural rules and bye-laws:-

- Procedural Rules for the Shareholders' General Meeting
- Procedural Rules for the Board of Directors;
- Procedural Rules for the Supervisory Committee;
- Bye-laws in respect of Duties of Independent Directors;
- Procedural Rules for the Strategic Committee of the Board;
- Procedural Rules for the Nominating, Salary and Review Committee of the Board; and
- Procedural Rules for the Audit Committee of the Board.

The English translation of comparison of the existing and the proposed new articles of association is set out in appendix I. The English translation of the proposed Procedural Rules for the Shareholders' General Meeting, Procedural Rules of the Board of Directors, Procedural Rules of the Supervisory Committee, Bye-laws in respect of Duties of Independent Directors, Procedural Rules for the Strategic Committee of the Board, Procedural Rules for the Nominating, Salary and Review Committee of the Board and Procedural Rules for the Supervisory Committee is set out in appendices II to VIII, respectively for your information.

The Company is permitted by virtue of recent changes in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, subject to the approval by shareholders in the 2001 Annual General Meeting of the Company to be convened on 28th May, 2002 of the proposed amendment of its Articles of Association, to allow shareholders and other entitled persons to elect to rely on the copies posted on the Company's website in place of being sent a printed copy of the annual report and accounts ("Annual Report") and interim reports (the "**Website Version Option**"). If you exercise the Website Version Option, you will be notified by email of the publication of the Annual Reports and interim reports on the Company's website, the address of the website and the location on the website where the Annual Reports and interim reports may be accessed and how they may be accessed.

You may send a notice of intent to the Company in the form of the enclosed reply slip indicating your choices. **Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Company c/o Hong Kong Registrar Limited, 2nd Floor, Vicwood Plaza, 199 Des voeux Road Central, Hong Kong. You may return the reply slip to us by post or by hand delivery. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid. Otherwise, please affix an appropriate stamp.**

Until you inform the Company otherwise in accordance with legislation, your reply slip will apply to the 2002 Interm Report and all future Annual Reports and interim reports. If the Company does not receive your reply slip by 30th June, 2002, the Company will send to you printed version of the 2002 Interim Report and all future Annual Reports and interim reports.

Please note that (a) both the English and the Chinese versions of the Annual Reports and interim reports will be available from the Company or its share registrar Hong Kong Registrar Limited of 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong on request; and (b) the Annual Reports and interim reports will be available, from their date of being sent out, on the Company's website on www.jsexpressway.com.

If you have any queries relating to this letter, please call the Company's hotline on 8625-4469332.

Yours faithfully,
For and on behalf of
Jiangsu Expressway Company Limited
Yao Yong Jia
Secretary to the Board of Directors

The following is the English translation of the proposed amendments to the Articles of Association and the related existing provisions:

Existing provision in the Articles of Association	Provisions in the new Articles of Association
Article 1	**Article 1**
The Company is a joint stock company with limited liability established under the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies issued by the State Council (hereinafter referred to as the "Special Regulations") and other relevant laws, administrative regulations of the People's Republic of China (the "PRC").	The Company is a joint stock company with limited liability established under the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies issued by the State Council (hereinafter referred to as the "Special Regulations") and other relevant laws, administrative regulations of the People's Republic of China (the "PRC").
The Company was established by way of promotion pursuant to the approval document Su Ti Gai Sheng [1992] No.151 issued by the Jiangsu Provincial Commission for Economic Restructure, and was incorporated at the Jiangsu State Administration for Industry and Commerce on 1st August 1992, thereby obtaining the Business License of the Company. The number of the Business License of the Company was 13476276-4.	The Company was established by way of promotion pursuant to the approval document Su Ti Gai Sheng [1992] No.151 issued by the Jiangsu Provincial Commission for Economic Restructure, and was incorporated at the Jiangsu State Administration for Industry and Commerce on 1st August 1992, thereby obtaining the Business License of the Company.
Pursuant to the "Notice in relation to the Conformity of the Limited Liability Companies and Joint Stock Limited Companies to the PRC Company Law" of the State Council, the Company was re-registered on 31st December 1996.	Pursuant to the "Notice in relation to the Conformity of the Limited Liability Companies and Joint Stock Limited Companies to the PRC Company Law" of the State Council, the Company was re-registered on 31st December 1996, and the number of the Business License of the Company was 320003134762764.
The promoters of the Company were: Jiangsu Department of Communications, Jiangsu Communications Engineering Company, Jiangsu Roads & Bridges Construction Co. and Jiangsu Provincial Automobile Transportation Company.	The promoters of the Company were: Jiangsu Department of Communications, Jiangsu Communications Engineering Company, Jiangsu Roads & Bridges Construction Co. and Jiangsu Provincial Automobile Transportation Company.
(Article 1 of the Mandatory Provisions)	(Article 1 of the Mandatory Provisions)
Article 3	**Article 3**
The Company address: 238 Maqun Street, Nanjing, Jiangsu, the People's Republic of China Postal Code: 210049 Tel: 025-4442700 4442701 4442702 Fax: 025-4436441	The Company address: 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China Postal Code: 210004 Tel: 0086-25-420 0999 4469332 Fax: 0086-25-420 7788 4466643
(Article 3 of the Mandatory Provisions)	(Article 3 of the Mandatory Provisions)
Article 7	**Article 7**
This Articles of Association has been prepared mainly pursuant to the "Mandatory Provisions for Articles of Association of Companies to be Listed Overseas" (Zheng Wei Fa [1994] No.21) (hereinafter referred to as the "Mandatory Provisions") issued by the CSRC on 27th August 1994, "Letter Regarding Opinion on Supplementary Amendments to the Articles of Association of Companies to be Listed in Hong Kong" (Zheng Jian Hai Han [1995] No.1) issued by China Securities Regulatory Commission on 3rd April 1995. Amendments to the Articles of Association involving the Mandatory Provisions shall be in accordance with Article 204 in the Articles of Association.	This Articles of Association has been prepared mainly pursuant to the "Mandatory Provisions for Articles of Association of Companies to be Listed Overseas" (Zheng Wei Fa [1994] No.21) (hereinafter referred to as the "Mandatory Provisions") issued by the CSRC on 27th August 1994, "Letter Regarding Opinion on Supplementary Amendments to the Articles of Association of Companies to be Listed in Hong Kong" (Zheng Jian Hai Han [1995] No.1) issued by China Securities Regulatory Commission on 3rd April 1995, and the "Notice Regarding Directory to the Announcement of Articles of Association of Listed Companies" issued by China Securities Regulatory Commission on 26th December 1997. Amendments to the Articles of Association involving the Mandatory Provisions shall be in accordance with Article 204 in the Articles of Association.

Existing provision in the Articles of Association

Article 25

Subject to the approval by the Securities Administration Department of the State Council, upon the establishment of the Company, the Company shall be entitled to issue 1,222,000,000 shares of overseas listed foreign shares, an over-allotment issue of 10% of the overseas listed foreign shares depending on the market situation, as well as 50,000,000 shares of domestic shares to the public.

Upon the completion of the aforesaid issue of overseas listed foreign shares and domestically listed domestic shares, the Company's share capital structure shall be: 4,937,747,500 ordinary shares, of which 3,376,134,600 shares are State-owned Shares held by Jiangsu Communications Holding Ltd., representing 68.37% of the total share capital; Jiangsu Communications Engineering Company, promoter of the Company, holds 1,000,000 shares and Jiangsu Communications Construction Group Company Limited holds 1,000,000 shares, representing 0.06% of the total ordinary *shares in issue; 1,222,000,000 shares are held by holders of* overseas listed foreign shares, representing 24.75% of the total share capital; 50,000,000 shares are held by holders of domestically listed domestic shares, representing 1.01% of the total share capital; 286,612,900 shares are social legal person shares held by other holders of domestic shares, representing 5.80% of the total share capital. In the event of exercise of 10% of the over-allotment options, the Company's total ordinary shares may become 5,059,947,500 shares, among which, State-owned Shares will be 66.72% of the total issuable ordinary shares; State-owned legal person shares will be 0.059% of the total issuable ordinary shares; domestically listed domestic shares will be 0.988% issuable ordinary shares; overseas listed foreign shares will be 26.57% of the total issuable ordinary shares; other domestic shares will be 5.66% of the total issuable ordinary shares.

(Article 16 of the Mandatory Provisions)

Provisions in the new Articles of Association

Article 25

Subject to the approval by department in charge of the administration of securities under the State Council, upon the establishment of the Company, the Company shall be entitled to issue 1,222,000,000 shares of overseas listed foreign shares, an over-allotment issue of 10% of the overseas listed foreign shares depending on the market situation, as well as 150,000,000 shares of domestic shares to the public.

Upon the completion of the aforesaid issue of overseas listed foreign shares and domestically listed domestic shares, the Company's share capital structure shall be: 5,037,747,500 ordinary shares, of which 2,7811,743,600 shares are State-owned Shares held by Jiangsu Communications Holding Ltd., representing 55.22% of the total share capital; 599,471,000 shares are State-owned legal person Shares, representing 11.90% of the total share capital (among which, Jiangsu Communications Engineering Company, promoter of the Company, holds 1,000,000 shares and Jiangsu *Communications Construction Group Company Limited holds* 1,000,000 shares, representing 0.04% of the total ordinary shares in issue); 1,222,000,000 shares are held by holders of overseas listed foreign shares, representing 24.25% of the total share capital; 1,500,000 shares are held by holders of domestically listed domestic shares, representing 2.98% of the total share capital; 284,532,900 shares are social legal person shares held by other holders of domestic shares, representing 5.65% of the total share capital.

The 1,000,000 State-owned legal person Shares held by Jiangsu Provincial Automobile Transportation Company ("JPATC"), one of the promoters of the Company, has been transferred in accordance with law subsequent to the issue of H Shares by the Company, and JPATC is no longer a shareholder of the Company.

The Jiangsu Province Road and Bridge Construction Co. was changed to Jiangsu Communications Construction Group Limited pursuant to the document Su Zheng Fu (1999) No.109 of the Jiangsu Provincial People's Government.

Jiangsu Communications Investment Corp., one of the promoters of the Company, was changed to Jiangsu Communications Holding Ltd. pursuant to the document Su Zheng Fu (2000) No.132 of the Jiangsu Provincial People's Government.

(Article 16 of the Mandatory Provisions)

Existing provision in the Articles of Association

Article 26

Subject to the approval by the State Council authorities in charge of securities on the proposal for overseas listing of foreign shares and domestic shares of the Company, the Board of Directors can make the respective arrangements for the implementation of the issuance.

The Company's plans for the issuance of overseas listed foreign shares pursuant to the provisions in the preceding Article may be implemented within 15 months from the date of approval by the department in charge of securities administration under the State Council.

(Article 17 of the Mandatory Provisions)

Provisions in the new Articles of Association

Article 26

Subject to the approval by the State Council authorities in charge of securities on the proposal for overseas listing of foreign shares and domestic shares of the Company, the Board of Directors can make the respective arrangements for the implementation of the issuance.

(Article 17 of the Mandatory Provisions)

Existing provision in the Articles of Association	Provisions in the new Articles of Association
Article 28	**Article 28**
Upon the completion of the issue of overseas listed foreign shares and the domestically listed domestic shares as mentioned in Article 25, the registered capital of the Company shall be Rmb 5,037,747,500. The registered capital of the Company should be registered correspondingly at the department in charge of administration for industry and commerce and be filed at the department in charge of securities administration under the State Council. (Article 19 of the Mandatory Provisions)	Upon the completion of the issue of overseas listed foreign shares and the domestically listed domestic shares as mentioned in Article 25, the registered capital of the Company shall be Rmb 5,037,747,500. (Article 19 of the Mandatory Provisions)
Article 61	**Article 61**
The shareholders' general meeting is the organ of authority of the Company, and exercises its functions and powers pursuant to law. (Article 49 of the Mandatory Provisions)	The shareholders' general meeting is the organ of authority of the Company, and exercises its functions and powers pursuant to law. Order of proceedings at the shareholders' general meeting shall be subject to approval at the shareholders' general meeting. (Article 49 of the Mandatory Provisions)
Article 99	**Article 99**
The Company shall have a Board of Directors, which comprise eleven (11) Directors, of whom nine (9) are executive Directors, two (2) are non-executive Directors. The Board shall have one Chairman. (Article 86 of the Mandatory Provisions)	The Company shall have a Board of Directors, which comprise eleven (11) Directors, of whom four (4) are independent Directors. The Board shall have one Chairman. (Article 86 of the Mandatory Provisions) The Board formulates the order of proceedings for the Board meetings, subject to approval at the shareholders' general meeting. The Company shall establish a system of independent directors and formulate working bye-laws of the independent directors, subject to approval at the shareholders' general meeting.
Article 103	**Article 103**
(1) The Board shall not, without the prior approval of shareholders in general meeting, dispose or agree to dispose of any fixed assets of the Company if the aggregate of the expected value of the fixed assets proposed to be disposed of, and the consideration received by the Company on the disposal of fixed assets within the period of four months immediately preceding the proposed disposal exceeds 33% of the value of the Company's fixed assets as shown in the last balance sheet laid before the general meeting. (2) For the purpose of this provision, the term "disposal of fixed assets" includes an act involving the transfer of an interest in certain assets other than by way of security. (3) The validity of a disposal of fixed assets by the Company shall not be affected by a breach of paragraph (1) of this Article.	(1) The Board shall not, without the prior approval of shareholders in general meeting, dispose or agree to dispose of any fixed assets of the Company if the aggregate of the expected value of the fixed assets proposed to be disposed of, and the consideration received by the Company on the disposal of fixed assets within the period of four months immediately preceding the proposed disposal exceeds 33% of the value of the Company's fixed assets as shown in the last balance sheet laid before the general meeting. (2) For the purpose of this provision, the term "disposal of fixed assets" includes an act involving the transfer of an interest in certain assets other than by way of security. (3) The validity of a disposal of fixed assets by the Company shall not be affected by a breach of paragraph (1) of this Article.

Existing provision in the Articles of Association	**Provisions in the new Articles of Association**
	(4) Any decision made by the Board on participation in hi-tech risk projects shall not involve an annual investment amount in excess of 1% of the audited net assets of the Company, and the accumulated investments shall not exceed 5% of the net assets of the Company.
(Article 89 of the Mandatory Provisions)	(Article 89 of the Mandatory Provisions)
Article 105	**Article 105**
Meetings of the Board of Directors shall be convened at least twice a year, to be convened by the Chairman.	Meetings of the Board of Directors shall be convened at least twice a year, to be convened by the Chairman.
In the event of emergency, an interim Board meeting can be convened under the joint proposal of more than one-third (inclusive of one-third) of the Directors, or under the proposal of the managers.	In the event of emergency, an interim Board meeting can be convened under the joint proposal of more than one-third (inclusive of one-third) of the Directors, or more than one-half (inclusive of one-half) of the independent Directors, or under the proposal of the managers.
(Article 91 of the Mandatory Provisions)	(Article 91 of the Mandatory Provisions)
Article 112	**Article 112**
(1) Written resolutions signed and agreed by all the Directors respectively shall be treated as resolutions duly passed at a Board meeting lawfully held. Such resolutions can be composed of documents in counterparts, each having been signed by one or more than one of the Directors. For the purpose of this Article, a resolution signed by the Directors or bearing the names of the Directors and sent to the Company by telex, cable, mail, fax or by hand shall be deemed as a document signed by them.	(1) Written resolutions signed and agreed by all the Directors respectively shall be treated as resolutions duly passed at a Board meeting lawfully held. Such resolutions can be composed of documents in counterparts, each having been signed by one or more than one of the Directors. For the purpose of this Article, a resolution signed by the Directors or bearing the names of the Directors and sent to the Company by telex, cable, mail, fax or by hand shall be deemed as a document signed by them.
(2) The Board may set up a committee or working team consisting of two or more of the Directors from time to time, and authorize such committee or working team to exercise certain powers, duties and discretionary handling rights of the Board; the relevant committee and working team shall act within the scope as authorized by the Board, and abide with the rules as may be formulated by the Board from time to time. The Board may also resolve to dismiss the relevant committee or working team or amend the scope of its authorization.	(2) The Board may set up a committee or working team consisting of two or more of the Directors from time to time, and authorize such committee or working team to exercise certain powers, duties and discretionary handling rights of the Board; the relevant committee and working team shall act within the scope as authorized by the Board, and abide with the rules as may be formulated by the Board from time to time. The Board may also resolve to dismiss the relevant committee or working team or amend the scope of its authorization.
(3) The quorum of the Board committee or working team shall be the higher of two members of such committee or working team or more than half of the members. Unless the relevant provisions have been replaced by the Board in accordance with the rules as mentioned in the preceding paragraph, Article 106 to Article 111 of the Articles of Association and item (1) of this Article which apply to the order of proceedings and recording of Board meetings shall apply *mutatis mutandis* to the committee or working team.	(3) The quorum of the Board committee or working team shall be the higher of two members of such committee or working team or more than half of the members. Unless the relevant provisions have been replaced by the Board in accordance with the rules as mentioned in the preceding paragraph, Article 106 to Article 111 of the Articles of Association and item (1) of this Article which apply to the order of proceedings and recording of Board meetings shall apply *mutatis mutandis* to the committee or working team.
	(4) The Board shall set up the Strategic Committee, Nominating, Salary and Review Committee and Audit Committee under the Board, and shall formulate their procedural rules respectively.

Existing provision in the Articles of Association	Provisions in the new Articles of Association
Article 123	**Article 123**
The Supervisory Committee shall supervise and prevent the Board, Directors, managers and other senior administrative officers from abusing their rights and infringing the interests of the shareholders, the Company and the employees.	The Supervisory Committee shall supervise and prevent the Board, Directors, managers and other senior administrative officers from abusing their rights and infringing the interests of the shareholders, the Company and the employees.
(Article 103 of the Mandatory Provisions)	The Supervisory Committee formulates the order of proceedings of the Supervisory Committee, subject to the approval of the shareholders in general meeting.
	(Article 103 of the Mandatory Provisions)
Article 157	**Article 157**
The interim results or financial information published or disclosed by the Company shall be prepared in accordance with the PRC accounting standards, laws and regulations as well as in accordance with the International Accounting Standards or the accounting standards of the overseas place where the Company's shares are listed.	The quarterly financial reports, interim results, annual results or financial information announced or disclosed by the Company should be prepared in accordance with the PRC accounting standards, laws and regulations as well as in accordance with the International Accounting Standard or the accounting standards of the overseas place where the Company's shares are listed.
(Article 135 of the Mandatory Provisions)	(Article 135 of the Mandatory Provisions)
Article 158	**Article 158**
The Company shall make two financial report announcements for each accounting year, being the announcement of interim financial report within 60 days after the end of the first six months of each accounting year, and the announcement of annual financial report within 120 days after the end of the accounting year.	The Company shall make four financial report announcements for each accounting year, being the announcement of quarterly financial reports within 30 days after the end of the first and third quarter, announcement of interim financial report within 60 days after the end of the first six months of each accounting year, and the announcement of annual financial report within 120 days after the end of the accounting year.
(Article 136 of the Mandatory Provisions)	*(Article 136 of the Mandatory Provisions)*
Article 160	**Article 160**
Upon completion of the interim financial report and annual financial report, the Company shall make the relevant procedures and publications in accordance with the relevant securities laws and regulations of the PRC and the requirements of the stock exchange on which the shares of the Company are listed.	(1) Upon completion of the quarterly financial report, interim financial report, annual financial report or financial summary, the Company shall make the relevant procedures and publications in accordance with the relevant securities laws and regulations of the PRC and the requirements of the stock exchange on which the securities of the Company are listed.
	(2) In respect of holders of H Shares, if holders of H Shares ("Agreed holders of H Shares") agree to take the publication of financial reports or financial summary of the Company on the web as relieving the Company from the duties of delivery of the relevant documents as required by The Hong Kong Stock Exchange Limited, then in respect of each of the agreed holders of H Shares, the publication of financial reports or financial summary of the Company on the web shall be deemed as relieving the Company from the duties under paragraph (1).

Existing provision in the Articles of Association

Article 208

Where disputes or claims involving the affairs of the Company arise between shareholders of overseas listed foreign shares, holders of domestically listed domestic shares and the Company, between holders of overseas listed foreign shares and the Company's Directors, Supervisors, managers or other senior management, between holders of overseas listed foreign shares and holders of domestically listed domestic shares basing on the rights and obligations under the Articles of Association, the Company Law and other relevant laws, administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause or action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is the Company or a shareholder, director, supervisor, manager or other senior administrative officer or the Company.

Disputes in relation to the definition of shareholders and disputes in relation to the share register need not be referred to arbitration.

Provisions in the new Articles of Association

Article 208

Where disputes or claims involving the affairs of the Company arise between shareholders of overseas listed foreign shares, holders of domestically listed domestic shares and the Company, between holders of overseas listed foreign shares and the Company's Directors, Supervisors, managers or other senior management, between holders of overseas listed foreign shares and holders of domestically listed domestic shares basing on the rights and obligations under the Articles of Association, the Company Law and other relevant laws, administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

English translation of the proposed Procedural Rules for Shareholders' General Meeting

Chapter 1 General Provisions

Article 1 In order to adequately exercise the powers of the shareholders in general meeting, protect the legal interests of the shareholders, standardize the procedure for and manner of holding discussions and making decisions at the shareholders' general meeting, the Company hereby formulates these Rules.

Article 2 The Company formulates these Rules in accordance with the Company Law of the People's Republic of China ("Company Law"), the Opinion in relation to Standardization of Shareholders' General Meetings of Listed Companies, the rules governing the listing of securities of the stock exchanges on which the securities of the Company are listed, the Articles of Association of the Company, and other relevant laws and regulations.

Article 3 The shareholders' general meeting is comprised of the shareholders of the Company, and is the organ of authority of the Company. The shareholders' general meeting exercises its authorities pursuant to the Articles of Association of the Company and these Rules. All directors of the Company shall owe a fiduciary duty for the normal convening of the shareholders' general meeting, and shall not prevent the shareholders' general meeting to exercise its functions and powers pursuant to law.

Chapter 2 Rights and Obligations of the Shareholders

Section 1 Rights and obligations of the holders of ordinary shares

Article 4 The Company's shareholders are holders of the Company's shares whose names appear in the shareholders' register.

The shareholders enjoy the rights and assume the obligations of the class of shares they held. Holders of the same class of shares are entitled to the same rights and assume the same obligations.

Article 5 When two or more persons are registered as joint shareholders of any share, they will be deemed as the common owner of the relevant shares, and will be subject to the following provisions:

(I) The Company may not register more than four persons as joint shareholders of any share;

(II) All joint shareholders of any share shall jointly and severally assume liabilities for all monies payable for the relevant shares;

(III) When one of the joint shareholders dies, the surviving joint shareholders shall be deemed as the joint shareholders of the relevant shares. However, the Board is entitled to request appropriate death certificates for the relevant shareholder for amending the information recorded in the shareholders' register; and

(IV) With respect to joint shareholders of any shares, only the joint shareholder whose name appears first in the shareholders' register will be entitled to receive the share certificates for the relevant shares, to receive the notice from the Company and to attend or to exercise all voting rights of the relevant shares in the shareholders' general meeting. Any notice delivered to the aforesaid person shall be deemed to have been delivered to all joint shareholders.

Article 6 The holders of the ordinary shares of the Company shall be entitled to the following rights:

(I) to receive dividend and other forms of benefit distribution in respect of the shares held;

(II) to attend or to appoint proxy to attend the shareholders' general meeting and to exercise voting rights;

(III) to supervise the business activities of the Company, and to propose recommendations or seek an explanation for the same;

(IV) to transfer shares pursuant to the provisions of laws, administrative regulations and the Articles of Association;

(V) to obtain information pursuant to the Article of Association, including:

1. to obtain a copy of the Articles of Association upon payment of cost;

2. to inspect and obtain a copy of the following upon payment of a reasonable fee:

(1) any part of the register of shareholders;

(2) the profiles of the Company's directors, supervisors, managers and other senior officers;

(3) information on the share capital of the Company;

(4) information on the aggregate nominal value, quantity, highest price and lowest price for every class of shares repurchased by the Company since the last financial year, and the report of the Company on the settlement of all such fees;

(5) the minutes of the shareholders' general meeting.

(VI) Upon the termination or liquidation of the Company, the distribution of the residual property in accordance with the shares held.

(VII) Other rights conferred by the laws, administrative regulations and the Articles of Association.

Article 7 The holders of the ordinary shares of the Company shall assume the following obligations:

(I) to comply with the Articles of Association;

(II) to pay up the shares subscribed in accordance with the number of shares subscribed and the method of subscription;

(III) Other obligations stipulated by laws, administrative regulations and the Articles of Association.

Apart from the conditions agreed by the subscriber at the time of subscription, the shareholders shall not assume any liability on the capital provided thereafter.

Section 2 Obligations owed by the controlling shareholder to other shareholders

Article 8 In addition to the obligations stipulated by laws and administrative regulations and the rules governing the listing of securities on the stock exchanges on which the securities of the Company are listed, the Controlling Shareholders shall not cause prejudice to the interests of all or any shareholders when exercising his shareholder's powers on the following issues:

(I) any removal of directors and supervisors shall be genuinely effected in the best interests of the Company;

(II) any approval for the directors or supervisors (for their own account or for the account of other parties) to deprive the Company of its assets in any manner, including, but not limited to, any opportunity in the interests of the Company;

(III) any approval for the directors or supervisors (for their own account or for the account of other parties) to deprive another shareholder of his personal interest, including, but not limited to, any allocation right, and voting right, but excluding any corporate restructuring proposal made at the shareholders' general meeting in accordance with the Articles of Association.

Article 9 The controlling shareholder mentioned in the preceding article shall be a party fulfilling any of the following conditions:

(I) any person acting on his own or in concert with other parties has the power to elect more than half of the board members;

(II) any person acting on his own or in concert with other parties has the power to exercise or control the exercise of 30 per cent or more of the voting rights of the Company;

(III) any person acting on his own or in concert with other parties hold 30 per cent or more of the outstanding shares of the Company;

(IV) any person acting on his own or in concert with other parties have de facto control of the Company in any other manner.

Chapter 3 Functions of the Shareholders' General Meeting

Article 10 The shareholders' general meeting is the organ of authority of the Company, and shall exercise its functions and powers in accordance with law.

Article 11 The shareholders' general meeting shall exercise the following functions and powers:

(I) to determine the Company's development objective and strategy, and to formulate the Company's operating policies and investment plans;

1. acquisition or disposal of assets: If the total amount of assets acquired or disposed of accounts for more than 50 per cent of the Company's audited total assets for the last financial year, or the consideration for the acquisition or disposal of assets (including the fees and liabilities to be assumed) accounts for more than 50 per cent of the Company's audited total assets for the last financial year or the absolute value of net profit or loss of the assets being acquired or disposed of, and connected transactions not having been exempted from the holding of a shareholders' general meeting by the stock exchange on which the securities of the Company are listed;

2. connected transactions: the approval of shareholders in general meeting is required for connected transactions entered into between the Company and the connected parties for an amount in excess of three per cent of the Company's audited net asset value of the last financial year, unless it is not required or waived by the stock exchange on which the securities of the Company are listed.

(II) to elect and replace directors and decide on matters concerning the remuneration of directors;

(III) to elect and replace supervisors who are representatives of the shareholders, and to decide on matters concerning the remuneration of such supervisors;

(IV) to consider and approve reports of the board of directors;

(V) to consider and approve reports of the Supervisory Committee;

(VI) to consider and approve the annual financial budgets and final accounts of the Company;

(VII) to consider and approve the plan for profit distribution and loss settlement of the Company;

(VIII) to pass resolutions concerning the increase or reduction of the registered share capital of the Company;

(IX) to pass resolutions on matters such as the merger, division, dissolution or liquidation of the Company;

(X) to pass resolutions on the issue of bonds of the Company;

(XI) to pass resolutions on the appointment or removal of or non-renewal of employment contract with auditors;

(XII) to amend the Articles of Association of the Company;

(XIII) to consider the motions put forward by shareholders holding not less than 5 per cent of the Company's voting shares;

(XIV) other matters that laws, administrative regulations and the Articles of Association of the Company require to be resolved by the shareholders' general meeting; and

(XV) to consider and approve other matters raised by the Board at the shareholders' general meeting.

Article 12 *Without the prior approval of the shareholders' general meeting, the Company shall not conclude any contract* with any person other than a director, supervisor, manager or other senior management staff for the delegation of the whole business management or part of the important business management of the Company to that person.

Article 13 The shareholders' general meeting is entitled to resolve on other matters stipulated in laws, administrative regulations and the Articles of Association.

Chapter 4 Shareholders' General Meeting

Section 1 Convening the meetings

Article 14 Shareholders' general meetings shall be classified as annual general meeting and extraordinary general meeting. Shareholders' general meetings shall be convened by the Board. The annual general meeting shall be convened once every year and shall be held within six months of the preceding financial year end.

When the Company is unable to convene the annual general meeting, the Company shall report the matter to the stock exchange on which the securities of the Company are listed, with the reasons stated, and publish an announcement of the same accordingly.

Article 15 Upon the occurrence of any of the following events, the Board shall convene an extraordinary general meeting within two months thereof:

(I) the number of directors falls below the number required by the Company law, which is 5 to 19, or two thirds (i.e. 7) of the number required by the Articles of Association (i.e. 11);

(II) the losses of the Company which has not been made up amounts to one third of the total share capital of the Company;

(III) when any shareholder, individually or jointly, holding ten per cent or more of the Company's voting share requests in writing for the convening of an extraordinary general meeting;

(IV) when deemed necessary by the Board or two or more of the independent directors;

(V) as requested by the Supervisory Committee.

Article 16 Voting by communications shall not be adopted in an annual general meeting and a shareholders' general meeting convened at the request of the shareholders or the Supervisory Committee. No resolution in writing shall be adopted in an extraordinary general meeting for the following matters:

(I) increase or reduction of registered capital;

(II) the issue of corporate bonds;

(III) division, merger, dissolution and liquidation of the Company;

(IV) amendments to the Articles of Association of the Company;

(V) plans for profit distribution and loss settlement;

(VI) appointment and removal of directors and supervisors;

(VII) change of use of proceeds;

(VIII) connected transactions which are subject to approval of the shareholders' general meeting;

(IX) acquisition or disposal of assets which are subject to approval of the shareholders' general meeting;

(X) change of accounting firms;

(XI) other matters stipulated in the Articles of Association that shall not be put to a vote by resolution in writing.

Article 17 The Board shall appoint lawyers qualified to advise on securities laws to attend the shareholders' general meeting and to issue and announce a legal opinion on the following matters:

(I) whether the shareholders' general meeting has been convened and held in compliance with the requirements of laws, regulations and the Articles of Associations of the Company;

(II) to examine the legality and the validity of the eligibility of those who are present at the shareholders' general meeting;

(III) to examine the eligibility of the shareholders who proposes new resolutions at the annual general meeting;

(IV) whether the voting procedure at the shareholders' general meeting is legal and valid;

(V) legal opinion provided at the request of the Company for other issues.

The Board may also appoint an attesting officer to attend the shareholders' general meeting.

Article 18 During the period the shareholders' general meeting is held, any suspension of the trading of the shares shall be determined in accordance with the provisions of the stock exchange on which the securities of the Company are listed. The directors shall ensure that the shareholders' general meeting may continue within a reasonable period of time until a final resolution is passed. In the event that the shareholders' general meeting cannot be convened as usual or cannot pass any resolution as a result of force majeure events or other unforeseen reasons, the Board shall take measures to resume the shareholders' general meeting as soon as practicable, and publish an announcement of the same accordingly.

Section 2 Convening the shareholders' general meeting and its notices

Article 19 The shareholders' general meeting shall be convened by the Board and shall be arranged by the Secretary to the Board.

Article 20 A shareholders' general meeting shall be convened by giving a written notice 45 days (and not more than 60 days) prior to the meeting to the registered shareholders specifying the matters to be transacted and the time and place for the meeting. The date the shareholders' general meeting and the date of the notice shall not be calculated for the period of notice.

Article 21 No deferment or cancellation of the shareholders' general meeting is allowed after the Board issues the notice convening the meeting. In the event the Company has to delay or cancel the shareholders' general meeting for special reasons, a notice shall be issued five working days prior to the date scheduled for the shareholders' general meeting explaining in detail the reason for the deferment or cancellation. In the case of deferment, the notice shall also specify the date for the adjourned meeting.

Article 22 Shareholders who intends to attend the shareholders' general meeting shall deliver a written reply to the Company confirming attendance within 20 days prior to the meeting date. Based on the written replies received 20 days prior to the shareholders' general meeting, the Company shall calculate the number of voting shares held by shareholders who intends to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is more than half of the total number of the Company's voting shares, the Company may hold the shareholders' general meeting. Otherwise, the Company shall within 5 days thereof make an announcement to the shareholders once again specifying the business to be transacted and the date and place for the meeting. Upon notification by public announcement, the Company may hold the shareholders' general meeting.

Article 23 When the Company is to hold a shareholders' annual general meeting, shareholders holding five per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall put on the meeting agenda matters in the proposed motions that fall within the scope of functions and powers of the shareholders' general meeting.

Any written proposal for new motions shall be delivered to the Company within thirty days from the despatch date of notice of general meeting.

Article 24 The notice of a shareholder's general meeting shall meet the following requirements:

(I) it shall be made in writing;

(II) it shall specify the place, the day and time of the meeting;

(III) it shall state the matters to be discussed at the meeting;

(IV) it shall provide the shareholders with such information and explanation as is necessary to enable them to make an informed decision on the matters to be discussed. This principal shall apply (without limitation) when the Company proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contract (if any) of the transaction under discussions and earnestly explain the cause and consequence of the transaction;

(V) it shall disclose the nature and extent of conflict of interests, if any, of any director, supervisor, manager or other senior management staff in any matter to be discussed; and provide an explanation of the difference, if any, between the way in which the matter to be discussed would affect such director, supervisor, manager or other senior management staff in his capacity as shareholder and the way in which such matter would affect other shareholders of the same category;

(VI) it shall contain the full text of any special resolution proposed to be moved at the meeting;

(VII) it shall contain a conspicuous statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf and that such proxy need not be a shareholder; and

(VIII) it shall state the delivery time and place for lodging replies and proxy forms for the relevant meeting.

Article 25 Notice of shareholders' general meeting shall be delivered to the shareholders (whether or not entitled to vote at the meeting), by courier or prepaid mail to their addresses shown in the register of shareholders.

Article 26 For the holders of domestic shares, the notice of a shareholders' general meetings may also be given by public announcement published in one or more newspapers or articles designated by the securities governing authority of the State Council during the period between forty-five days and fifty days before the date of the meeting. Once the announcement is made, all holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

Article 27 For the holders of foreign shares, notice of the meetings may also be given by public announcement published in one or more newspapers, and by delivering a notice to the Hong Kong Stock Exchange, share registrar in Hong Kong and other relevant entities and parties for the meeting. Notice for the shareholders' general meeting may be delivered to the shareholders through the Hong Kong share registrar.

Article 28 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Section 3 Proxies

Article 29 Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed may exercise the following rights according to his entrustment by the shareholder:

(I) the shareholder's right to speak at the shareholders' general meeting;

(II) the right to require by himself or in conjunction with others to demand a poll in respect of a resolution; and

(III) the right to vote by a show of hands or a poll, but a proxy of a shareholder who has appointed more than one proxy may only exercise their voting rights by ballot.

Article 30 Shareholders shall entrust their proxies by written instruments that shall be signed by the principal or such proxies. Where the principal is a legal person, the instrument shall be sealed by the legal person or signed by its director(s) or duly authorized proxies.

Article 31 The instrument appointing a proxy shall be placed at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or within 24 hours prior to the specified time of the vote. Where the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be placed together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting

Article 32 If the principal is a legal person, its legal representative or the person authorized by resolution of its board of directors or other decision-making bodies shall be entitled to attend the Company's shareholders' meeting as representative of such legal person.

Article 33 Any form issued by the board of directors of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The instrument of appointment shall specify that in the absence of instructions from the shareholders, the proxy may vote as he thinks fit.

Article 34 If a recognized clearing house (as defined in Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)) is a member of the Company, it may authorize such person or persons as it thinks fit to act as its representative(s) at any general meeting or the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognized clearing house (or its nominee) which he represents as that recognized clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorization.

Article 35 Where the principal dies, suffers incapacity, revocates the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of an instrument of proxy shall remain valid as long as the Company has not received a written notice of such event before the commencement of the relevant meeting.

Section 4 Chairman of the meeting

Article 36 The shareholders' general meeting shall be convened and presided over by the Chairman of the Board. Should the Chairman of the Board not be able to attend by any reason, the Chairman of the Board may designate a director to convene and preside over such meeting. If no chairman has been designated, the shareholders present may elect a person to act as the Chairman. If for any reason no chairman has been elected by the shareholders, the shareholder (or proxy) holding the greatest number of voting shares shall preside over the meeting.

Article 37 The chairman of the meeting shall determine whether the resolutions is passed by the shareholders' general meeting in accordance with the results of the poll, and shall announce the results of the poll in the meeting. The decision of the chairman is final. The results of the poll for the resolution shall be recorded in the minutes.

Article 38 In the event that the chairman of the meeting is doubtful towards the results of the poll, he shall check and verify the votes. In the event that the shareholders present at the meeting or the proxies do not agree with the results announced by the chairman, whilst the chairman does not request the checking and verification of the votes, they are entitled to request the checking and verification of votes after the announcement of the results, and the chairman of the meeting shall immediately check and verify the votes.

Section 5 Motions proposed at the meeting

Article 39 Motions proposed at the shareholders' general meeting refer to the specific issues in response to the business to be transacted at the meeting. A resolution shall be passed on specific motions proposed at the shareholders' general meeting.

Article 40 The Board shall list the business to be transacted in the notice of general meeting and disclose in full the content of all the motions proposed by the Board. Any proposal to amend any resolutions passed at the previous shareholders' general meeting shall contain the full text of such resolution in addition to the part to be amended.

Issues listed as "other issues" with no specific content shall not be regarded as motions and shall not be voted on at the meeting.

Article 41 The Board shall not propose further motions not listed in the notice after it is issued. Any change to the original motions shall be announced 15 days prior to the convening of the shareholders' general meeting. Otherwise, the meeting shall be so postponed that there is at least 15 days in between the date of the announcement and the date of the postponed meeting.

Article 42 Shareholders holding an aggregate of five per cent or more of the Company's voting shares are entitled to propose new motions in writing to the Company for consideration at annual general meetings.

If the proposed motions are not listed as matters to be transacted in the notice issued by the board and are issues which fall into the scope as set out in Article 16, the shareholders making proposals shall submit such motions to the Board ten days before the date of the meeting for approval. An announcement of the same shall be published accordingly.

Where the largest shareholder proposes any new motion on distribution, such motion shall be submitted to the Board ten days before the date of the annual general meeting. No such motions shall be made by the largest shareholder to that shareholders' general meeting if less than 10 days' notice is given.

Except for the above, the motions may be submitted to the Board before the commencement of the shareholders' general meeting or directly to the annual general meeting.

Article 43 The Board shall review the proposed motions to be bought forward at Annual General Meeting pursuant to the previous Article in accordance with the following principles:

(I) Relevance. The Board shall review tentative motions proposed by shareholders. The motions which are directly related to the Company and do not contravene the laws, regulations nor exceed the scope of functions of general meetings under the Article of Association of the Company shall be proposed at the shareholders' general meeting for discussion.

In the event that the Board decide not to present any motions proposed by shareholders to shareholders' general meeting for voting, the Board shall explain and state the reasons therefor at such meeting.

(II) Procedural matters. The Board may make a decision in respect of procedural matters in connection with a motion proposed by shareholders. If the motion is to be separated or consolidated with other motions, the consent from the shareholder proposing the motion shall be obtained. If the shareholder proposing the motion does not consent to the change, the chairman may refer the procedural matters to the shareholders' general meeting for a decision, and the motion shall be discussed according to the procedures adopted at the shareholders' general meeting.

Article 44 Motions concerning investment, disposal of assets, acquisitions and mergers shall be made in detail specifying such matters as amount, price (or method of price calculàtion), book value of the asset concerned, impact on the Company and progress of approval procedure, etc. Where asset valuation, audit or preparation of independent financial report is required under relevant regulations, the Board shall announce the asset valuation, audit result or independent financial report at least five working days prior to the convening of the shareholders' general meeting.

Article 45 In the event that the Board proposes motions to change the use of proceeds from share issues, the notice convening the shareholders' general meeting shall state the reasons for doing so, together with a description of the new projects to which the proceeds are to be applied and its impact on the future of the Company.

Article 46 For matters which need to be reported to China Securities Regulatory Commission, such as issues of shares to the public, a special motion shall be made.

Article 47 After considering and adopting the annual report, the Board shall resolve on the plan for profit distribution, which shall be proposed as a motion to the annual general meeting. With respect to proposals to transfer capital reserve fund to the registered capital, the Board shall specify the reasons in details and disclose the same in the announcement..In announcing the distribution of dividend or transferring the capital reserve fund to the registered capital, the Board shall disclose a comparison of earnings per share and net asset value per share prior to and after the distribution or transfer as well as its impact on the Company's future development.

Article 48 In the event of a proposal by the Board of Directors to terminate or not to re-appoint auditors, the Board shall notify the auditors in advance and specify the reasons at the shareholders' general meeting. The auditors shall be entitled to state its opinions at the shareholders' general meeting.

If the Board intends to terminate the appointment of its auditors for an appropriate reason at a time when no shareholders' general meeting is to be held, the Board may temporarily appoint replacement auditors, but the appointment shall be ratified at the next shareholders' general meeting.

Article 49 In the event of auditors proposing to resign from its appointment, the Board shall state reasons at the next shareholders' general meeting. The outgoing auditors shall explain to the shareholders' general meeting either in writing or in person whether the Company has committed any irregularities during their tenure as auditors.

Article 50 At the annual general meeting, the Supervisory Committee shall report on its supervision of the affairs of the Company for the last year, and the content shall include:

(I) a review of the financial conditions of the Company;

(II) performance by the directors and the senior management staff of their duties and the implementation of such duties in accordance with the laws, regulations, the Articles of Association and the resolution of the shareholders' general meeting;

(III) other significant events considered by the Supervisory Committee to be necessary to be reported to the shareholders' general meeting.

If necessary, the Supervisory Committee may provide its opinion on the motions considered by the shareholders' general meeting, and submit an independent report.

Section 6 Voting at the meeting

Article 51 When casting votes at shareholders' general meeting, each shareholder (or its proxy) shall be entitled to one vote in respect of each share with voting rights held by such shareholder.

If the shareholder is a recognized clearing house (as defined in Securities and Future (Clearing Houses) Ordinance), it shall comply with any privilege or restriction to any class of shares during the voting process.

Article 52 At any general meeting of shareholders a resolution shall be passed on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(I) by the chairman of the meeting;

(II) by at least two shareholders entitled to vote present in person or by proxy; or

(III) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all voting shares at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact and any proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

Article 53 A poll demanded on the election of the chairman of the meeting or on adjournment of the meeting shall be taken forthwith. A poll demanded on any other matters shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll is demanded.

The voting results shall be announced as soon as practicable.

Article 54 In casting of votes, shareholders (or proxies) who are entitled to two or more votes are not required to cast all their votes in favour of or against a resolution.

Article 55 In the event of equality of votes, the chairman of the meeting shall, whether by show of hands or on a poll, have a casting vote.

Article 56 All motions on the notice of the shareholders' general meeting shall be voted on an individual basis. Voting shall not be suspended or aborted for any reason. If there is more than one motion on the same business at the annual general meeting, the voting shall be conducted in the order of the time such motions are proposed.

Article 57 Where a resolution on a connected transaction is put to the vote at the shareholders' general meeting, each shareholder involved in the connected transaction shall abstain from voting. The voting rights represented by such shareholders shall not be counted into the total number of voting shares represented at the shareholders' general meeting.

Article 58 Where the shareholders' general meeting considers a motion on the election of the directors and supervisors, voting shall be conducted on each candidate for the office of director and supervisor separately. Upon the passing of the resolution on the re-election of the directors and supervisors, the newly appointed directors and supervisors shall take office immediately after the meeting is concluded.

Article 59 In the event of a tally on the votes has been made in the shareholders' general meeting, the result thereof shall be entered into the minutes of such meeting.

Section 7 Resolutions of the meeting

Article 60 Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two third of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution for it to be passed.

Article 61 For the article above, in the event that any shareholder (or its proxy) abstain from voting or not to exercise its voting rights in respect of the voting of a resolution, the voting rights involved shall not be taken into account when calculating the voting rights for the shareholders present at the shareholders' general meeting.

Article 62 The following matters shall be resolved by way of an ordinary resolution of a shareholders' general meeting:

(I) work reports of the Board and the Supervisory Committee;

(II) plans formulated by the Board for the distribution of profits and for making up of losses;

(III) removal of members of the Board and the Supervisory Committee, their remuneration and method of payment of their remuneration;

(IV) the Company's annual budget and final accounts, balance sheet, profit and loss account, and other financial statements of the Company;

(V) matters other than those required by laws, administrative regulations or Articles of Association of the Company to be resolved by way of special resolution.

The remuneration as referred to in sub-paragraph (III) above includes, but not limited to, the compensation receivable by the relevant directors or supervisors upon the loss of office or retirement.

Article 63 The following matters shall be resolved by way of a special resolution of a shareholders' general meeting:

(I) increase or reduction of registered capital, and issue of any class of shares, warrants and other similar securities;

(II) issue of corporate bonds;

(III) division, merger, dissolution and liquidation of the Company;

(IV) amendments to the Articles of Association of the Company;

(V) other matters that, as resolved, by way of an ordinary resolution of the shareholders' general meeting, may have a material impact on the Company and require adoption by way of a special resolution.

Article 64 For resolutions proposed but not passed in the meeting, or resolutions involving the change of resolutions of the previous shareholders' general meeting, the Board shall make a statement in the announcement for the resolutions of the shareholders' general meeting.

Article 65 In the event that the shareholders' general meeting amends the motions proposed by the Board, or resolve on any issue apart from those proposed by the Board, or there is any contingent matter making it impossible for the meeting to be convened, the Company shall explain the reasons to the stock exchange, and publish an announcement accordingly.

Section 8 Issues to be followed up after the meeting

Article 66 After the holding of the shareholders' general meeting, the Company shall promptly submit the announcement for the resolutions of the shareholders' general meeting, together with the minutes and a complete set of documents for the meeting to the relevant stock exchange for clearance. Publication of the same will be made subject to the approval of the relevant stock exchange on the following day on the designated newspapers. All aspects of the resolution shall also be notified to the relevant entities and parties.

Article 67 The Company shall promptly notify the stock exchange upon the decision of the following issues:

(I) amendments to the Articles of Association;

(II) change in the Board and key senior management officers;

(III) change in share capital and their relevant rights;

(IV) change of Secretary to the Board, auditors or the place of business in Hong Kong.

Article 68 For matters referred to Articles 66 and 67 above, the Company shall also promptly notify the Company Registry of Hong Kong, share registrar in Hong Kong, and the agency in charge of the administration of industry and commerce, or to complete the procedures accordingly.

Article 69 The announcement for the resolutions of the shareholders' general meeting shall state the number of shareholders (and proxies) present at the meeting, the total number of shares held (or represented) and their proportion to the total number of voting shares of the Company, the way the voting is conducted and the result on the poll for each resolution. The resolution on motions proposed by the shareholders shall state the name of the proposer, his shareholding and the content of the resolution being proposed.

Article 70 For any important matter disclosed to the shareholders in the shareholders' general meeting by way of documents to be considered in such meeting, the same shall also be included in the announcement for the resolutions of the shareholders' general meeting.

Article 71 Upon the approval by the shareholders' general meeting, plan for profits distribution and transfer of capital reserve shall be completed within two months after the holding of the shareholders' general meeting.

Article 72 The minutes of the shareholders' general meeting shall be signed by the directors present at the meeting. The minutes together with attendance book of the shareholders attending the meeting and the proxy instrument shall be kept in the registered office of the Company.

The minutes, attendance book and the proxy instrument shall not be destroyed for a period of ten years.

Article 73 Shareholders may review copies of the minutes of the shareholders' general meeting free of charge during the Company's office hours. The Company shall deliver the copies of relevant minutes to any shareholder who request such documents within 7 days of receiving reasonable charges therefor.

Chapter 5 Convening Extraordinary General Meeting by the Shareholders or the Supervisory Committee

Article 74 Shareholders requesting the convening of an extraordinary general meeting or a class meeting shall proceed in accordance with the procedures set out below:

(I) two or more shareholders holding an aggregate of 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held may sign one or more written requests of identical form and substance requesting the board of directors to convene an extraordinary shareholders' general meeting or a meeting of shareholders of different classes and stating the purpose of the meeting. The board of directors shall convene the shareholders' general meeting or the meeting of shareholders of different classes as soon as possible after having received the above-mentioned written request. The shareholder referred to above shall be calculated as of the day on which the written request is made; and

(II) if the board of directors fails to issue a notice of such a meeting within 30 days after having received the above-mentioned written notice, the shareholders who made such request may themselves convene the meeting within four months after the board of directors received the request. The procedures according to which they convene such meeting shall, to the extent possible, be identical to the procedures according to which shareholders' meetings are to be convened by the board of directors.

Where shareholders convene and hold a meeting because the Board failed to hold such meeting pursuant to a request as aforesaid, the reasonable expenses incurred by such shareholders shall be borne by the Company and shall be deducted from the sums owed by the Company to the negligent directors.

Article 75 The Board shall publish the notice to convene the extraordinary general meeting within fifteen days upon the receipt of request in writing from the Supervisory Committee.

Article 76 The Board shall respond to the request of the proposer or the Supervisory Committee within fifteen days after the receipt of request, and report to the local office of China Securities Regulatory Commission and the stock exchange.

(I) When the Board decides to convene the extraordinary general meeting, it shall publish the notice for convening the same. Changes to the original resolutions to be proposed that are made in the notice are subject to the consent of the proposer. After the notice is published, the Board shall not propose new resolutions. Without the consent of the proposer, the time for convening the extraordinary general meeting shall not be changed or postponed.

(II) In the event that the Board considers that the resolutions to be proposed by the proposer violates the provisions of laws, regulations and the Articles of Association, it shall decide not to convene the shareholders' general meeting and to respond to the proposer.

Within fifteen days after the receipt of the aforesaid notice, the proposer may decide to waive the request of convening the extraordinary general meeting, and to publish the notice for convening general meeting on its own.

If the proposer waives the request of convening the extraordinary general meeting, it shall report to the local offices of China Securities Regulatory Commission and the stock exchange accordingly.

(III) If the proposer decides to convene the extraordinary general meeting on his own, it shall publish the notice for convening the extraordinary general meeting after giving a notice to the Board in writing, and reporting to the local offices of China Securities Regulatory Commission and the stock exchange accordingly. The content of the notice shall fulfill the following provisions:

1. The content of the resolutions to be proposed shall not add new items. Otherwise, the proposer shall request the Board to convene the shareholders' general meeting again in accordance with the aforesaid procedure.

2. The place of the meeting shall be at the business address of the Company.

(IV) With respect to the extraordinary general meeting to be convened by the proposer on its own, the Board and the Secretary to the Board shall duly perform their duties. The Board shall ensure the usual proceedings of the meeting. The Company shall assume reasonable expenses incurred by the meeting. The procedures for convening the meeting shall fulfill the following provisions:

1. The meeting will be convened by the Board. The Secretary to the Board must attend the meeting. Directors and supervisors shall attend the meeting. The Chairman of the Board shall be the chairman of the meeting. If there is any special reason that the Chairman of the Board fails to perform his duties, the Deputy Chairman of the Board or other directors shall be the chairman of the meeting.

2. The Board shall engage legal advisers with professional qualifications in securities to provide legal opinion in accordance with the provisions of Article 17 to these Rules.

3. The procedures for convening the meeting shall comply with the relevant provisions of these Rules.

Article 77 The extraordinary general meeting shall not decide on those matters not stated in the notice of the meeting. In considering the resolutions to be proposed as set out in the notice for the extraordinary general meeting, no change shall be made to the content for the resolutions as set out in Article 16 of these Rules. Any changes thereto shall be treated as a new resolution to be proposed, and shall not be voted in such shareholders' general meeting.

Chapter 6 Class Meetings

Article 78 Shareholders holding different classes of shares are referred to as class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association.

Article 79 If the Company intends to vary or abrogate the rights of the class shareholders, it shall do so only after the change or abrogation has been approved by way of a special resolution by shareholders in general meeting and by a separate class meeting convened by the shareholders of the affected class in accordance to Articles 80 to 86 of these Rules.

Article 80 The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(I) an increase or decrease in the number of shares of such class or an increase or decrease in the number of shares of à class having voting or distribution rights or other privileges equal or superior to those of the shares of such class;

(II) a conversion of all or part of the shares of such class into shares of another class, a conversion of all or part of the shares of another class into shares of such class or the grant of the right of such conversion;

(III) a removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such class;

(IV) a reduction or removal of a dividend preference or a property distribution preference during liquidation of the Company, attached to shares of such class;

(V) an addition, removal or reduction of share conversion rights, options, voting rights, transfer rights or preemptive rights to rights issue, or rights to acquire securities of the Company attached to shares of such class;

(VI) a removal or reduction of rights to receive amounts payable by the Company in a particular currencies attached to shares of such class;

(VII) a creation of a new class of shares attached with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(VIII) an imposition of restrictions or additional restrictions on the transfer or ownership of shares of such class;

(IX) an issue of rights to subscribe for, or convert into, shares of such class or another class;

(X) an increase in the rights and privileges of shares of another class;

(XI) Restructuring of the Company causes shareholders of different classes to bear liabilities to different extents during restructuring;

(XII) an amendment or abrogation of the provisions of this Chapter.

Article 81 Shareholders of the affected class, whether or not having any right to vote at the shareholders' general meeting shall nevertheless have rights to vote at class meetings in respect of the matters concerning items (II) to (VIII), (XI) and (XII) of the previous Article, but interested shareholders shall not be entitled to vote at a class meeting.

The expression "Interested shareholders" mentioned in the preceding paragraph shall mean:

(I) where the Company shall repurchase its own shares pursuant to Article 34 of the Articles of Association by way of inviting tenders from all shareholders in proportion to their respective shareholding in the Company or by way of transactions to be conducted in the stock exchanges, "interested shareholders" shall be the controlling shareholder as defined in Article 59 of the Articles of Association;

(II) where the Company shall repurchase its own shares pursuant to Article 34 by way of agreements entered into over-the-counter, "interested shareholders" shall be the shareholders relating to the agreements concerned;

(III) where the Company is undergoing restructuring, "interested shareholders" shall be those shareholders who assume liabilities less than other shareholders of the same class, or those shareholders who enjoy benefits different from other shareholders of the same class.

Article 82 When the Company is to hold a class meeting, it shall issue a written notice 45 days prior to the meeting informing all the registered shareholders of that class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply on meeting attendance at the class meeting to the Company twenty days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders, again by public announcement, of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of such announcement.

Article 83 Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner similar to that of shareholders' general meeting. The provisions of these Rules relating to the procedures for conducting shareholders' general meetings shall apply *mutatis mutandis* to any class meeting.

Article 84 A resolution of a class meeting shall only be passed by more than two-thirds of the voting rights of that class of shareholders represented at the meeting in accordance with Article 81.

During the course of deciding the resolutions by the Class Shareholders' general meeting, the voting rights represented by the shareholders abstain from voting or fail to exercise the voting rights shall not be counted in the total number of shares carrying voting rights for the voting of such resolution.

Article 85 Save for other class shareholders, holders of domestic shares and foreign shares are deemed to be shareholders of different classes.

Article 86 The special procedures for voting at a meeting of class shareholders shall not apply to the following circumstances:

(I) where the Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 per cent of each of its existing issued domestic shares and overseas-listed foreign-invested shares;

(II) where the Company's plan to issue domestic shares and overseas-listed foreign invested shares at the time of its establishment is carried out within fifteen months from the date of approval of the Securities Committee of the State Council.

Chapter 7 Supplementary Provisions

Article 87 Matters not covered in this Rules shall be handled in accordance with the Company Law, Articles of Association, the Rules Governing the Listing of Securities in the Stock Exchange of Hong Kong Limited, Rules Governing the Listing of Securities in the Shanghai Stock Exchange and other relevant laws and regulations.

Article 88 These Rules shall come into force upon approval at the shareholders' general meeting. The Board of the Company shall be responsible for interpreting and amending these Articles.

English translation of the proposed Procedural Rules for the Board of Directors

Chapter 1 General Provisions

Article 1 The procedural rules ("Rules") for the Board of Jiangsu Expressway Company Limited are made in accordance with the Company Law of the People's Republic of China ("Company Law"), Securities Law of the People's Republic of China ("Securities Law"), the Articles of Association of Jiangsu Expressway Company Limited (the "Company") (the "Articles of Association"), the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited (the "Hong Kong Stock Exchange") and Listing Rules of Shanghai Stock Exchange ("Shanghai Stock Exchange"), the relevant provisions of China Securities Regulatory Commission ("China Securities Regulatory Commission") and with reference to the relevant laws and regulations of the State and local governments, to modernize our corporate systems and to enhance the structure of our corporate governance.

Article 2 The objectives of these Rules are to further specify the functions and powers of the Board of the Company, to govern its methods of discussions and work procedures, to ensure the scientificity and correctiveness of the decisions made by the Board, to exercise the functions and powers of the Board practically by enhancing its responsibilities and obligations, to bring in the decision-making function of the Board in the Company's management into full play.

Article 3 The scope of application of these Rules: Jiangsu Expressway Company Limited. Its subsidaries shall, in the light of their actual situation, implement the relevant provisions consistently in accordance with the principles of these Rules. Other associated companies may carry out implementation with reference to these Rules. The Rules are binding on all of the Company's directors, the Secretary to the Board, supervisors present at Board meetings and other senior management staff.

Chapter 2 Directors

Section 1 Appointment and removal of directors

Article 4 The Company sets up the Board in accordance with law. The Board comprises eleven (11) members, four (4) of whom are independent directors.

The shareholders of the Company or the employees of shareholders' units, the internal staff of the Company, associates of the Company or interested persons of the management of the Company shall not serve as independent directors.

Article 5 Basic qualifications of directors:

(1) to have integrity and to be responsible, impartial, diligent, honest and upright in performing their official duties, to act in the best interests of the Company and all the shareholders, and to ensure the healthy and steady development of the Company;

(2) to safeguard the interests of all shareholders and the security and growth in value of the Company's assets in accordance with the Articles of Association;

(3) in the case of a director who is a domestic shareholder, to have the knowledge and background relating to the principal operations of the Company and at least five years of management experience;

(4) no conflict of interests between the director and the Company;

(5) to possess the ability to assess the strategies, operating plans and other key issues of the Company, as well as the ability to assess the status of the senior management;

(6) to work with other directors in team spirit;

(7) to meet the relevant requirements of the State and securities regulatory organisations.

Article 6 (1) A director shall be a natural person who may or may not be a shareholder of the company.

(2) The list of proposed directors reviewed and approved by the Nominating, Salary and Review Committee of the Board shall be approved by more than half of the Board before it is put to the vote of shareholders' general meeting.

(3) The intention of nominating proposed directors and the written notice of director candidates stating their willingness to be nominated shall be lodged to the Company seven (7) days but not more than forty-two (42) days prior to the shareholders' general meeting.

(4) The Board members shall be elected by more than half of the shareholders present in person or proxy. The term of office of a director shall be three (3) years, and a director may serve consecutive terms if re-elected upon the expiration of his term.

(5) A director may concurrently serve as manager or other senior management staff (excluding the position of supervisors). The number of directors holding positions in operations and management within a company shall not exceed one-third of the total number of directors.

Article 7 Any person being in the circumstances specified in Article 57 and 58 of the Company Law and being prohibited from serving as a market participant by China Securities Regulatory Commission and the Hong Kong Stock Exchange and such prohibition not having been lifted shall not serve as a director of the company.

Article 8 The directors elected shall sign the "Directors' service contracts" with the Company. They shall also sign and lodge the "Declarations and undertakings of a director" in accordance with the requirement of the stock exchange on which the Company's securities are listed.

Article 9 After the appointment of and change in respect of director, the Secretary to the Board shall prepare a new specimen signature and lodge the relevant forms to the Companies Registry, the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the authority in charge of the industrial and commercial registration of companies in accordance with the requirements within 15 days after the term becomes effective.

Article 10 A director who fails to attend the board meetings in person nor authorize another director to attend the meetings on his behalf for three consecutive times shall be deemed as not performing duties and the Board shall have the right to propose to the shareholders' general meeting for removing such director.

Article 11 Without contravention to the relevant laws and regulations, a director can be removed before expiration of his term by an ordinary resolution of shareholders' general meeting (any claims which the director may raise in accordance with his contract with the Company will not be affected). The first term of a newly appointed director will expire upon expiration of the term of the Board as a whole.

Article 12 A director may resign by submitting a written resignation. The resignation shall become effective upon approval of the Board and shall be reported by the Company to the shareholders in due course.

Article 13 If the number of directors falls below the minimum number required by laws as a result of the resignation of a director, the Board shall hold an extraordinary general meeting to elect a new director to fill the vacancy as soon as possible.

Article 14 The stock exchanges shall be notified of any resignation and change of directors as soon as possible and an announcement shall be published in the press. In the event of resignation or removal of an independent director, the Company shall promptly notify the stock exchanges of the reasons of such resignation or removal.

Article 15 A director who resigns without permission prior to the expiration of his term shall be liable to compensate the Company for any losses arising therefrom.

Section 2 The rights and obligations of directors

Article 16 Directors shall be entitled to the following rights:

(1) to attend meetings of the Board, and exercise their voting right;

(2) to understand the operations and financial status of the Company;

(3) to understand their responsibilities as a director of a listed company and to be provided regularly by the Secretary to the board with the relevant and latest information published by regulatory authorities;

(4) in the case of an independent director who is required to provide an opinion, the independent director can request to consult independent professional institutions for advice at the expense of the Company;

(5) to act for and on behalf of the Company in accordance with the Articles of Association or by authorization of the Board;

(6) to deal with the business of the Company in accordance with the Articles of Association or by authorization of the Board;

(7) without contravention to these Rules, to take other positions or professional office when required by duties;

(8) other terms of reference granted at shareholders' general meetings or stipulated in the Articles of Association.

Article 17 In the discharge of his duties, each of the directors shall abide with the principle of fiduciary and shall not put himself in a position where his own interests and his obligations may conflict. The principle includes (without limitation) discharging the following obligations:

(1) to act honestly in the best interests of the Company and all shareholders rather than to consider only the interests or intentions of the shareholders he represents;

(2) to exercise powers within the scope of his powers and not to exceed those powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders given in general meeting, not to use the Company's property for his own benefit in any manner;

(7) not to exploit his position to accept bribes or other illegal income or embezzle or annex the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent given by shareholders in general meeting, not to accept commission in connection with the Company's transactions;

(9) to abide by the Articles of Association, faithfully execute his official duties and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any form unless with the informed consent given by shareholders in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to pledge the Company's assets as a guarantee for debts of a shareholder of the Company or any other individual; and

(12) without the informed consent given by shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

1. the disclosure is required by law;

2. the disclosure is in the interests of the public;

3. the disclosure is required by the obligations of the relevant director himself.

Article 18 The Company's directors shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that director;

(2) a person acting in the capacity of a trustee of that director or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of a partner of that director or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that director alone, or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above or jointly with other directors, supervisors, managers and other senior management staff, have a de facto controlling interest; and

(5) the directors, supervisors, managers and other senior management staff of the controlled company referred to in paragraph (4) above.

Article 19 In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which the securities of the Company are listed, each director owes a duty to each shareholder in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of the business stipulated in its business license;

(2) to act honestly in the best interest of the Company;

(3) not to deprive the Company of its property by any means, including (but not limited to) usurpation of opportunities advantageous to the Company;

(4) not to deprive the shareholders of their individual rights, including (but not limited to) rights to distribution and voting rights, but excluding any restructuring of the Company submitted to shareholders for approval in accordance with the Articles of Association.

Article 20 Apart from performing duties as a director and undertaking obligations, a director who has taken specific position of operation and management shall have the following obligations:

(1) to implement the resolutions of the board of director as authorized by the Board, and to assist the Chairman in supervising the implementation of the Board's resolutions;

(2) to assist the general manager in implementing the Board's resolutions;

(3) to assist all professional committees under the Board in conducting their work, and to coordinate for a good relationship and communicate between the Board and its professional committees and managers and all departments;

(4) to complete the daily work of his own management unit;

(5) to handle other matters entrusted by the Board.

Article 21 The fiduciary duties of the directors do not necessarily cease with the termination of their tenure. Their duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

Article 22 A director shall take the following responsibilities:

(1) A director shall be liable for losses on assets sustained by the Company;

(2) A director shall be liable for losses sustained by the Company due to an error of the Board in major investment decisions;

(3) A director shall be liable for legal liabilities pursuant to the Company Law.

Article 23 In the event that a director breaches the responsibilities of specific obligations, such responsibilities may be released by an informed consent given by shareholders in general meetings, except for the following:

(1) A director shall be liable for not acting in the interest of the Company and shareholders as a whole in good faith;

(2) A director shall be liable for depriving the Company of its property, including (but not limited) opportunities advantageous to the Company;

(3) A director shall be liable for depriving the shareholders of their interests (for his own benefits or other's benefit), including (without limitation) any entitlement or voting rights, but excluding the obligations of proposed reorganization of the Company approved by shareholders in general meeting in accordance with the Articles of Association.

Article 24 In addition to any rights and remedies provided by laws and administrative regulations, where a director is in breach of his duties to the Company, the Company has a right to:

(1) claim damages from the director in compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with the director or with a third party (where such third party knows or should know that there is such a breach of duties by such director);

(3) demand the director to surrender the profits made in breach of his duties;

(4) recover any monies received by the director which should have been received by the Company, including (without limitation) commissions;

(5) demand payment of the interest earned or which may have been earned by the director on the monies that should have been paid to the Company; and

(6) initiate any legal proceedings to request an order for the profits made by the director in breach of his duties to be surrendered to the Company.

Section 3 Directors' Remuneration

Article 25 Each of the directors is entitled to an appropriate remuneration based on his own situation which reflects the time spent and obligation undertaken by each director during his term of service at the Board. The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with each of the Company's directors in respect of his emoluments. The aforesaid emoluments include:

(1) emoluments in respect of his service as a director of the Company;

(2) emoluments in respect of his service as a director of any subsidiary of the Company;

(3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

(4) payment by way of compensation for loss of office, or as a consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director against the Company for anything due to him in respect of the above matters.

Article 26 The Company shall, in principle, offer salary grade only to directors undertaking operation and management positions, including liability insurance, business trip insurance, share option scheme, etc.

Other directors shall only obtain allowances from the Company.

Article 27 The Supervisory Committee and the Nominating, Salary and Review Committee shall assess the performance of directors annually.

Chapter 3 Functions and Powers of the Board

Article 28 Under authorization or entrustment of the shareholders' general meeting, the Board shall be accountable to the shareholders' general meeting for the operation and management of the corporate property, convening shareholders' general meeting, reporting to the shareholders' general meeting and implementing resolutions passed in the shareholders' general meeting.

Article 29 The Board is a standing organ of the Company. It exercises the power to make management decision on development strategies, management structure, investment and financing, planning, financial control, and personnel matters pursuant to these Rules.

Article 30 The Board shall be accountable to the shareholders' general meeting and exercises the following powers:

I. Power on development strategies and management plan:

1. Power requiring approval from shareholders' general meeting:

(1) to formulate proposals on acquisition or disposal of assets or for assets to be acquired: the aggregate amount of the assets to be acquired or disposed of representing 50% or more of the latest audited total asset value of the Company, or the transaction monies (including expenses and debts assumed) representing 50% or more of the latest audited total asset value of the Company or representing 50% or more of the absolute value of net profit or losses from the acquired or disposed assets, and connected transaction not having been exempted from the holding of a shareholders' general meeting by the stock exchange on which the securities of the Company are listed;

(2) to formulate proposals for an increase or reduction of the Company's registered capital and repurchase of the Company's shares;

(3) to formulate proposals for increases in the Company's share capital and financing activities on issue of debentures;

(4) to formulate proposals on merger, division and dissolution;

(5) to file a bankrupty petition for the Company;

(6) to propose amendments to the Articles of Association;

(7) to put forward specific proposals on changing the use of proceeds;

2. Directors can exercise the following power independently without prior approval from shareholders' general meeting:

(1) to decide on the operation plans, audit plans and investment plans of the Company;

(2) to decide on adjustment plans on major internal institutions of the Company and establishment of the Board's internal management structure;

(3) to decide on the setting-up of professional committees and appointment or dismissal of the chairman and committee members of the professional committees;

(4) to decide on investment plans within the scope of powers of the Board;

(5) to decide on other major operation and management issues which are not specified to require shareholders' approval in general meetings under the Articles of Association or these Rules.

II. Power on financial management of the Company:

1. Power with approval from shareholders' general meeting:

(1) to consider and approve the Company's annual budget and final accounts;

(2) to formulate the Company's profit distribution policy, profit distribution plan and plan for loss settlement;

(3) to consider and approve plans for asset disposal for assets pledged, leased, subcontracted or transferred with value exceeding 10% of the Company's net asset;

(4) to formulate plans for on appointment or removal of external audit firm by the Company.

2. Directors can exercise the following powers independently without prior approval from shareholders in general meeting:

(1) to decide on the annual borrowing plan and project investment plan of the Company within the scope of the annual budget approved by shareholders' general meeting;

(2) to decide on plans for asset disposal for asset pledged, leased, subcontracted or transferred with value not exceeding 10% of the Company's net asset;

(3) to approve donations to social charity cause and other charitable and business sponsorship or donations not exceeding RMB 1,000,000 in aggregate;

(4) to manage matters relating to the financial information of and any disclosure by the Company;

(5) to decide on implementation plan of lease contracts, transaction contracts and guarantee contracts within the Company's budget or plan.

III. Powers of human resources management on senior management staff of the Company:

1. Powers requiring approval from shareholders' general meeting:

(1) to fix the directors' remuneration scale;

(2) to propose candidates for directorship which is not nominated by shareholders, and review and approve the candidates for directorship which is nominated by shareholders;

(3) to propose removal of directors.

2. Directors can exercise the following powers independently without prior approval from shareholders in general meeting:

(1) to decide the Company's policies for human resources development and the strategies and plans to be adopted;

(2) to decide on the principal duties and scope of powers of the general manager, financial officer or financial controller and the Secretary to the Board;

(3) to appoint or dismiss the general manager, financial officer or financial controller and the Secretary to the Board; appoint or dismiss deputy general manager and financial controller and other officers designated by the Board in accordance with the nomination of the general manager;

(4) to determine the salary, allowance and decide on the share option scheme (or similar arrangement) of senior management;

(5) to assess the performance of the general manager, and to decide on the plans for the succession of directors, general manager, financial officers (or financial controller) and the Secretary to the Board;

(6) to approve or appoint shareholder representatives of subsidiaries, and recommend candiates for directors, supervisors and financial officers or financial controllers to the subsidiaries in accordance with the articles of association of or the agreement made with the subsidiaries;

(7) to approve retirement benefits scheme, pension scheme and other staff welfare schemes.

IV. Power of supervision and examination on the development and operations of the Company:

1. to supervise and check the implementation of the annual budgets and final accounts of the Company and to examine the progress of all plans;

2. to assess the Company's operating results annually with a view to spot any operating problems and make proposals for improvement, and to supervise their implementation by senior management of the Company;

3. to identify obstacles encountered by the Company in its development, to keep abreast of changes in the industry and propose changes in the direction of development of the Company;

4. to discuss all opportunities and risks faced by the Company in its development, and changes in any objective factors which may have an extensive impact on the Company;

5. to ensure the smooth flow of information within the Company and assess the information to ensure accuracy, completeness and timeliness.

Article 31 The Board shall exercise those powers which are not stipulated in the Articles of Association to be exercised by the shareholders' general meeting. The Board shall comply with the provisions of the Articles of Association and the provisions enacted by the shareholders' general meeting from time to time. However, the provisions enacted in the shareholders' general meeting shall not turn any effective acts of the Board into ineffective.

In the disposal of fixed assets, unless approved by shareholders in general meeting, the Board shall not dispose of or consent to dispose of any fixed assets contemplated for disposal, with an aggregate expected value of such asset and the value of the fixed assets disposed of in the preceding four months exceed 33 per cent. of the net value of the fixed assets shown in the latest balance sheet adopted by the shareholders' general meeting.

Article 32 The Board can set up committee or work group which shall comprise two or more directors, and authorize the committee or work group to exercise some of the powers, functions and discretionary power of the Board. Such committee or work group shall act within the the scope authorized by the Board, and comply with the rules enacted by the Board from time to time. The Board can resolve to dissolve the relevant committee or work group or change the scope of authorization.

The Board shall establish the Strategic Development Committee, Nominating, Salary and Review Committee and Audit Committee and shall formulate their working rules respectively.

Chapter 4 The Chairman of the Board

Article 33 The Board shall have a chairman. The chairman shall be elected and removed by more than one half of all the members of the Board. The term of office of the Chairman shall be for three years, renewable upon re-election.

Article 34 Qualifications of the Chairman

(1) having the integrity and to be diligent, to have good morals, to be uncorrupted and upright and impartial;

(2) to be democratic, broad-minded, having the impartiality to appoint officers by merits only, a good leader to guide and unify colleagues and subordinates;

(3) having extensive experience in corporate management and marketing, resourceful, creative, able to make correct analysis and judgement on internal and external macro-economic situations and trend of market development, having an ability to take hold and control the overall situation, good at organizing and liaising and policy decision-making, willing to undertake responsibilities;

(4) having good ability of work in the field, good at liaising with the Board, professional committees, senior management, and at coordinating internal and external connections, good at motivating different sides to work for the Company;

(5) having 10 years or above management experience, at least five years of which shall be corporate management experience, being familiar with the macro-situation as well as the basic knowledge of the field, being conversant with the state policies, laws and regulations;

(6) being enthusiastic, energetic, a strong sense of mission, responsiblity and an innovative and aggressive spirit, and able to open up a new prospect in difficult situation.

Article 35 The Chairman is the legal representative of the Company. The Chairman shall exercise the following powers:

(1) to preside the shareholders' general meetings;

(2) to convene and preside over the board meetings, coordinate the works of the various professional committees of the Board, take lead in the daily works of the Board;

(3) to scrutinise the implementation of the Board resolutions;

(4) to sign on securities issued by the Company;

(5) to sign other important documents of the Company, and authorise one or several directors to sign other important documents of the Company by way of power-of-attorney;

(6) to examine and approve expenditures made for special purposes of the Board;

(7) where the number of votes cast for and against a resolution are equal, the Chairman shall have a casting vote;

(8) under emergency circumstances such as war and calamity, to exercise special power of decision and disposal on the Company's affairs in conformity with the laws and the interests of the Company, and to report to the Board and the shareholders' general meeting subsequently;

(9) to sign appointment and removal documents or employment letter to the legal advisors, special consultants of the Company and the senior administrative officers of the Company appointed or removed by the Board, pursuant to the board resolutions;

(10) to examine and supervise the integrity and self-discipline of the executive directors, financial controller, general manager and other senior management staff of the Company;

(11) other powers conferred by the Board.

Article 36 If the Chairman is unable to perform his duties for a short period for some reason, he may delegate a director to exercise its functions and powers.

Article 37 The Chairman shall undertake the following obligations:

(1) accountability to the Board and to report his work to the Board;

(2) obligations to be undertaken as a director;

(3) liabilities for any damage caused to the Company by the exercise of his powers by himself or his delegate beyond the scope authorised by the Board;

(4) principal liabilities for damages caused to the Company as result of his incompetence in supervising the Company's general manager, financial controller and the Secretary to the Board;

(5) other obligations to be undertaken as required by laws, regulations and the Articles of Association.

Chapter 5 Organisation Structure of the Board

Article 38 The Board shall have a Secretary to the Board. The office of the Secretary to the Board, the Strategic Development Committee, the Nominating, Salary and Review Committee, and the Audit Committee shall handle the daily administrative matters and professional affairs of the Board.

Article 39 Procedural rules for the Secretary to the Board and the various professional committees shall be formulated separately.

Chapter 6 Meetings of the Board

Article 40 Meetings of the Board shall be held at least twice every year, to be convened by the Chairman.

Article 41 Extraordinary board meetings may be convened under any of the following circumstances:

1. jointly proposed by more than one-third (including one-third) of the directors;

2. proposed by the Supervisory Committee;

3. proposed by the general manager.

Section 1 Preparation and Notification of Meetings

Article 42 Where the time and venue of the Board meeting has already been specified in advance by the Board, no notice for the convening of the meeting shall be required. Where the Board has not decided on the time and venue of the Board meeting, the Chairman shall instruct the Secretary to the Board to notify all directors and supervisors of the time, venue and summary of the agenda of the Board meeting by telex, cable, fax, speedpost, registered mail or by hand not less than ten days and not more than thirty days prior to the convening of such meeting.

Article 43 Where an extraordinary board meeting is required for an urgent matter, the Chairman shall instruct the Secretary to the Board to notify all directors and supervisors of the time and venue of and the way in which the Board meeting will be held, either by telex, cable, fax, express mail, registered mail or by hand in not less than two days and not more than ten days before the convening of such meeting.

Article 44 Where a director has attended the meeting, and he has not raised any complaints for not having received the notice of the meeting prior to his arrival or upon his arrival at the meeting, the notice of the meeting shall be deemed to have been delivered to him.

Article 45 The contents of the notice of the Board meeting shall include: time and venue of the meeting, time limit of the meeting, reasons for and business for discussions at the meeting, and date of the despatch of the notice. The notice of the meeting shall be sent after having been signed by the Secretary to the Board.

Article 46 Upon receipt of the notice, persons required to attend the meeting shall notify the Secretary to the Board two days before the convening date whether or not they will attend the meeting.

Article 47 A director who is unable to attend the meeting for some reason may appoint, in writing, other directors to attend the meeting as his proxy and vote on his behalf, and the appointment instrument shall specify the scope of authority. A written appointment instrument shall be delivered to the Secretary to the Board two days prior to the convening of the meeting. The Secretary to the Board shall register the proxy and announce it to the persons present at the meeting when the meeting commences.

The appointment instrument shall be prepared in a unified format by the Secretary to the Board, to be delivered to directors attached with the notice. The appointment instrument shall contain the names of the principal and proxy, the time, place and name of the meeting concerned, contents to be discussed and opinions to be expressed, the resolutions on which a vote is to be cast and the and the position to be held for such resolutions.

Article 48 The Board meetings shall adopt a sign-in system, to be signed in person by all attending directors in the meeting, and no signing on behalf of others shall be allowed. The sign-in records and other materials in writing of the meeting shall be kept in file.

Article 49 Where more than one-third of the directors or at least two independent directors consider the information to be insufficient or arguably unclear, a joint proposal for postponing the Board meeting or postponing part of the business to be discussed can be made in writing, and the Board shall adopt.

Section 2 Rules for making proposals to Meetings

Article 50 Proposals which the Company's directors, supervisors and general manager need to present for study, discussion and resolution at the Board meeting shall first be submitted to the Secretary to the Board. Upon collection and classification by the Secretary to the Board, such proposals shall be forwarded to the Chairman for review and decision as to whether or not to be put on the agenda.

In principle, proposals submitted shall be put on the agenda. For proposals not having been put on the agenda, the Chairman shall give a written explanation, with reasons stated, to the proposing party, and should not suppress any proposal without any discussion and response, failing which the proposer shall be entitled to reflect the situation to the regulatory authority.

Contents of the agenda items shall be delivered to all directors and the relevant parties to be present at the meeting as non-voting members, together with the notice of the meeting.

Article 51 Proposals to the Board shall meet the following requirements:

(1) the contents shall not be in contravention with the provisions of laws, regulations and the Articles of Association, and shall be within the scope of the operating activities of the Company and the scope of powers of the Board;

(2) the proposals shall be in the interests of the Company and the shareholders;

(3) the proposals shall contain a clear subject for discussion on concrete matters;

(4) the proposals shall be made in writing.

Article 52 Business to be transacted by the Board shall mainly include the following:

(1) to discuss the convening of shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to discuss the resolutions of the shareholders general meetings;

(3) to decide on the Company's business plans and investment plans;

(4) to formulate the Company's annual budgets and final accounts;

(5) to formulate the Company's profit distribution plan and plan for loss settlement;

(6) to formulate proposals for increases or reductions of the Company's registered share capital and the issue of debentures or other securities listing plans;

(7) to draw up plans for the major acquisitions by the Company, repurchase of the Company's securities or the merger, division or dissolution of the Company;

(8) within the scope authorised by the shareholders' general meeting, to decide on matters relating to the risk investments and pledge of assets made and the guarantees given by the Company;

(9) to decide on the establishment of the Company's internal management structure;

(10) to appoint or dismiss the Company's manager and the Secretary to the Board, and pursuant to the general manager's nominations, to appoint or dismiss the senior management staff, such as deputy general manager and financial controllers and decide on their remunerations;

(11) to formulate the Company's basic management system;

(12) to formulate proposals for any amendments to the Company's Articles of Association;

(13) to attend to the working report of the general manager and to examine the works of the general manager;

(14) to administer the information disclosures of the Company;

(15) to make proposals to the shareholders' general meeting for appointment or removal of the Company's accountants for audit;

(16) to prepare the working reports of the Board to be submitted to the shareholders' general meeting;

(17) other matters as required by laws, regulations and the Articles of Association and as authorised by the shareholders' general meeting.

Section 3 Rules of Procedures in Meetings

Article 53 Meetings of the Board shall be attended by more than half of the directors.

Article 54 Quorum for meetings of committees or working team of the Board shall be the higher of two members of the committee or working team or more than one half of the number of members.

Article 55 The Board meetings shall be presided by the Chairman. Where the Chairman is unable to attend the meeting for some reason, he may appoint a director to preside over the meeting. Where the Chairman is unable to perform his duties without any reason, and has not appointed any person to exercise the duties on his behalf, a director may be jointly elected by more than half of the directors to convene and preside over the Board meeting.

Article 56 (1) The board meetings shall be attended in person by the directors. Where a director is unable to attend the meeting for any reason, he may appoint in writing another director to attend the Board meeting as his proxy and vote on his behalf, and the appointment instrument shall specify the scope of authority.

(2) The director attending the meeting as a proxy shall exercise the power as a director within the scope of authority. Where a director fails to attend a certain board meeting and has not appointed any proxy, he shall be deemed to have abstained from voting in such meeting.

(3) The proxy himself must be a director, and in counting the quorum of the Board meeting, the proxy himself and the director represented by him shall be counted separately, and he is not required to exercise all his voting rights by casting for or against votes at the same time. The director shall also notify the Company of the termination of the appointment of his proxy.

Article 57 In extraordinary board meetings, directors may make use of telephone or other communication facilities to participate in regular sessions or special meetings. As long as all persons present in the meeting can clearly hear the speech of other persons and communicate with one another through the above mentioned facilities, such directors shall be deemed to have attended in person in the meeting. If more than half of the directors shall consider that the business to be discussed in the extraordinary board meeting to be non-material, and no discussion by communication is required, they may directly sign for or against on the resolution provided by the office of the Secretary to the Board and send it back by fax or speedpost to the Secretary to the Board. The Secretary to the Board may take it as a basis for formulating the board resolution.

Section 4 Order of proceedings in Meetings

Article 58 The board meetings adopt voting by show of hands or in writing, each director shall have one vote.

Article 59 Decisions of the Board must be approved by more than half (including half) of all directors. Where the number of votes cast for and against a resolution are equal, the Chairman shall have a casting vote. For major issues involving amendment to the Articles of Association, profit distribution, recovery of losses, major investment projects, increases or reductions of the Company's registered capital and issue of the Company's debentures, acquisitions and merger, approval from more than two-thirds of the directors must be obtained.

Article 60 Meetings of the Board shall fully adopt democratic discussions, respect the opinions of every director, and allow the directors to reserve their personal different opinions when making resolutions. Directors with different opinions or opposing opinions shall obey the lawful decisions made by the Board, and shall not act in contradiction in the course of implementation or act according to his personal wish, failing which the Board may request the removal of his office at the shareholders' general meeting.

Article 61 Procedures for convening meetings pursuant to the motions set out in the notice of the Board meeting:

(1) an introduction by the person who makes the proposal or the director responsible for the related issues or the related persons;

(2) inquiries and discussions by the directors present at the meeting;

(3) where opinions tend to be unanimous, a proposal to be made for approval by the chairman of the meeting, and a minute of the meeting shall be formed and confirmed;

(4) where discrepancies on the proposed resolutions are large, then decision shall be made through voting by poll;

(5) directors and the proxies present at the meeting shall sign on the resolution or the minutes of the meeting.

Article 62 For non-material resolutions, the Board may adopt resolution in writing to form a resolution. Procedures for the formation of a resolution are:

(1) the draft resolution shall be delivered either by hand, fax or speedpost to every director three days in advance;

(2) upon receipt of the relevant written resolution, all directors shall sign for or against the draft resolution;

(3) the signed draft resolution shall be delivered either by hand, fax or speedpost to the Secretary to the Board;

(4) where the number of directors approving a resolution reaches the quorum for the relevant decision, the resolution shall become a board resolution;

(5) resolutions signed against should be annexed with reasons and proofs for disagreement.

Article 63 Where a director is interested in a resolution, the director shall abstain from voting.

Article 64 Observers, other than the supervisors and the general manager who are required to attend the Board meetings pursuant to the Company Law, shall attend the meetings only during the discussion of the related resolutions, and shall withdraw during other moments.

Observers may have the right to speak, but have no right of voting. Before making any decision, the Board shall take full consideration to the opinion of the Observers.

Article 65 Each of the motions on the agenda shall be resolved in writing. There are two forms of written records of the resolutions: minutes and resolutions.

Under normal circumstances, resolutions in respect of matters which only need to be known within a certain scope or to be noted shall be set out in minute form, and those need for onward submissions or publications shall be made in resolution form.

The Secretary to the Board shall make the resolutions of the meeting into minutes or resolutions in duplicates, to be signed by the directors and the Secretary to the Board on the minutes.

Article 66 Directors shall be accountable for the resolutions of the Board. Where the Board resolution is in violation of laws, administrative regulations or the Articles of Association resulting in serious damages to the Company:

1. directors taking part in passing the resolution shall be directly accountable to the Company;

2. directors having voted for, or appointed another director as proxy to exercise his rights to vote for the resolution, shall undertake direct responsibility;

3. directors who have been proved to have indicated their opposition during the voting and requested the recording officer of the meeting to record their cast of votes against the resolution in the records, may be relieved of liabilities;

4. directors who have abstained from voting, or have not attended the meeting nor have appointed others to attend the meeting, shall not be relieved of liabilities;

5. directors who have clearly indicated opposition during discussions, but have not voted against in the voting, or the vote was un-named and they have not requested their opposition to be recorded in the records of the meeting, shall not be relieved of liabilities;

6. independent directors and other directors who have different opinions which have been clearly recorded in the minutes of the meeting shall undertake their corresponding liabilities respectively.

Article 67 Opinions and explanations of directors on the business discussed should be accurately recorded in the records of the meeting, to be signed by directors and the recorder attending the meeting.

Article 68 Records of the board meetings shall be kept by the Secretary to the Board alone. In case the Secretary to the Board fails to keep records for any reason, a recording officer shall be appointed by the Secretary to the Board. The Secretary to the Board shall inform such recorder of details of the requirements for the record and his obligation for confidentiality.

Directors, the Secretary to the Board and recording officer attending the meetings shall sign on the records.

Section 5 Post-meeting affairs

Article 69 Written information such as the sign-in book, power-of-attorney, records, minutes, resolutions shall be compiled by the Secretary to the Board and kept as the Company's records.

Article 70 The Secretary to the Board shall be responsible for onward reporting of the relevant materials such as minutes and resolutions to the relevant regulatory authorities, and to handle information disclosures to the media.

Article 71 Prior to the disclosure of the Board resolutions through normal channels, all persons present at the meetings shall not leak in any way or make use of the confidential information for his personal benefits. In the occurrence of such action, the relevant person shall bear all the consequences (including legal consequences) thereof to the extent of being pursued for legal liability.

Chapter 7 Supplementary Provisions

Article 72 Matters not mentioned in these Rules shall be handled in accordance with the Company Law, Articles of Association and other relevant laws and regulations.

Article 73 These Rules shall be implemented upon approval at the shareholders' general meeting, these Rules shall be put into implementation, and their interpretation and amendment shall be vested in the Board of the Company.

English translation of the proposed Procedural Rules for the Supervisory Committee

Chapter 1 General Provisions

Article 1 These Rules are formulated in accordance with the Company Law of the People's Republic of China ("Company Law"), the Articles of Association of Jiangsu Expressway Company Limited (the "Company") (the "Articles of Association") and other relevant laws and regulations to ensure that the Supervisory Committee of the Company exercises its rights to supervise the actions of the Company's management and the operation and management activities of the Company.

Article 2 The objectives of these Rules are to specify the rules of procedures and order of proceedings of the Supervisory Committee of the Company, to enhance the efficiency of the Supervisory Committee, to exercise the duties of the Supervisory Committee practically in order to bring the supervisory functions of the Supervisory Committee into full play, and to protect the lawful interests of the shareholders, the Company and the employees from infringements.

Article 3 The scope of application of these Rules: Jiangsu Expressway Company Limited. Subsidiaries shall implement the related contents in accordance with the principles of these rules based on their actual circumstance. Other associated companies may make arrangements as appropriate by making reference to these rules. These Rules are binding on the Supervisors, staff appointed by the Supervisory Committee and other related persons present at the meetings of the Supervisory Committee.

Chapter 2 Supervisors

Section 1 Appointment and removal of Supervisors

Article 4 Basic qualifications of supervisors:

(1) to abide by the laws and regulations of the State, and to have good morals and righteous behavior;

(2) to adhere to principles, to have integrity, to be upright in performing official duties, to be active in work style, and to be responsible and honest;

(3) to safeguard the interests of shareholders, the Company and employees in accordance with the Company Law and the Articles of Association;

(4) to have the horizons and experience commensurate with the position of supervisor;

(5) to possess the corresponding time and personal wishes to perform the duties of a supervisor so as to ensure timely participation in the meetings of Supervisory Committee and other activities of the Supervisory Committee.

Article 5 In general, supervisors appointed by shareholders' unit shall have already been working in the original unit for more than one year, and shall have working experience of more than three years in one or more of the following areas: fiscal work, finance, auditing, laws, economics or corporate management.

Article 6 Supervisors elected by employees under democratic election shall not be senior management staff (the general manager, deputy general manager, financial controller and the Secretary to the Board of the Company) under the Articles of Association, and shall also not be persons in charge of the principal operations, such as finance, accounting, auditing, corporate management and operating activities, which are subject to supervision.

Article 7 A Supervisor shall not concurrently serve as a director, general manager, deputy general manager and financial controller of the Company. A civil servant shall not serve as a supervisor.

Article 8 None of the following persons may serve as a supervisor of the Company:

(1) persons without civil capacity or with restricted civil capacity;

(2) persons who have committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotage of the social economic order and have been punished for commission of such offences; or who have been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of such punishment or deprivation;

(3) persons who are former legal representatives of a company or an enterprise which has its business license revoked due to a violation of the laws and who have incurred personal liability, and less than three years has elapsed since the date of the revocation of such business license;

(4) persons who have a relatively large amount of debts due and outstanding;

(5) persons who are under criminal investigation or prosecution by judicial organisation for violation of the criminal law and the case is not yet concluded;

(6) non-natural persons;

(7) persons convicted of being in contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding of fraudulent or dishonest acts, where less than five (5) years has elapsed since the date of the conviction; or

(8) persons who are not eligible pursuant to laws and administrative regulations.

Article 9 The term of office of supervisors shall be three years, renewable on re-election.

Article 10 Having been elected, the supervisors shall sign and submit the "Statement and Undertakings of Supervisors" as required by the listing rules of the stock exchanges on which the securities of the Company are listed.

Article 11 Within 15 days after the election of the supervisors, the Company shall inform the stock exchanges on which the securities of the Company are listed, China Securities Regulatory Commission and other relevant authorities of the relevant status in writing, and shall file the detailed personal profiles of the elected supervisors with the relevant authorities.

Article 12 The shareholders' general meeting or the assigning unit shall not remove a supervisor from office without a reason before the expiry of his term of office.

Article 13 Supervisors may personally apply to the Supervisory Committee in writing for resignation with reasons stated. The resignation shall become effective upon approval by the Supervisory Committee. The vacancy resulting therefrom shall be filled in accordance with the original channel of recommendation for another appropriate candidates and in accordance with the relevant procedures.

Article 14 Resignation or changes of supervisors shall be notified to the stock exchanges on which securities of the Company are listed and China Securities Regulatory Commission.

Section 2 Rights of Supervisors

Article 15 Supervisors are entitled to the following rights:

(1) to attend meetings of the Supervisory Committee and exercise the rights of voting on the resolutions of the Supervisory Committee;

(2) to conduct random or regular examinations and audits on the various accounting statements presented by the Board for every accounting year;

(3) to attend Board meetings, meetings of the general manager's office, corporate development planning, annual operating plans, investment plans, financial plan meetings, major investment project feasibility discussion meetings, half-yearly or annual economic activity analysis meetings, annual work conclusion meetings and other important meetings on the development and reform of the Company;

(4) with proper reasons and objectives, to request the chairman of the Supervisory Committee to convene extraordinary meetings of the Supervisory Committee;

(5) to make inquiries of and carry out on-site examination on the investments, construction projects and subsidiaries of the Company;

(6) departments of the Company, its subsidiaries, employees and other standing and non-standing organisations of the Company shall give assistance to, and shall not reject, refuse or obstruct a Supervisor in discharge of duties.

Section 3 Obligations and duties of Supervisors

Article 16 In the discharge of his duties, each of the Company's Supervisors shall abide with the principle of fiduciary and shall not put himself in a position where his own interests and his obligations may conflict. The principle includes (without limitation) the fulfillment of the following obligations:

(1) to act honestly in the best interests of the Company;

(2) to exercise powers within the scope of his powers and not to exceed those powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate his power of discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) not to enter into any contract, transaction or arrangement with the Company other than in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting;

(6) not to use the Company's property for his own benefit without the informed consent of shareholders given in general meeting;

(7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent of shareholders given in general meeting, not to accept commission in connection with the Company's transactions;

(9) to abide by the Articles of Association, faithfully execute his official duties and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any form unless with the informed consent of shareholders given in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company's assets; and

(12) unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use such information for any purpose other than in furtherance of the interests of the Company, provided that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under the compulsion of law;

(ii) disclosure is in the interests of the public;

(iii) the obligation of the relevant Supervisor itself requires disclosure.

Article 17 The supervisors shall not cause the following persons or institutions ("related persons") to do what he is prohibited from doing:

(1) the spouse or minor child of that supervisor;

(2) a person acting in the capacity of trustee of that supervisor or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of a partner of that supervisor or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that supervisor alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and other directors, supervisors and other senior administrative officers have a de facto controlling interest; and

(5) The directors, supervisors, manager and other senior administrative officers of the controlled company referred to in paragraph (4) above.

Article 18 In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which the securities of the Company are listed, each of the supervisors owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to act beyond the scope of the business stipulated in its business license;

(2) to act honestly in the best interest of the Company;

(3) not to deprive the Company of its property by any means, including (but not limited to) usurpation of opportunities advantageous to the Company;

(4) not to deprive the shareholders of their individual rights, including (but not limited to) rights to distribution and voting rights, except for a restructuring of the Company submitted to shareholders for approval in accordance with the Articles of Association.

Article 19 Each of the supervisors owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 20 The fiduciary duties of the supervisors do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

Article 21 The supervisors shall not instruct or interfere with the daily affairs of the Company beyond the scope of power permitted under the Articles of Association, and shall not in private raise any requirement for or give any opinion on the works of the functional departments of the Company.

Article 22 The supervisors shall seriously participate in the meetings and various activities convened and arranged by the Supervisory Committee in accordance with their duties as well as the time, place and other particulars specified by the Supervisory Committee.

Article 23 If any material damage is caused to the interests of the Company, shareholders or employees as a result of any failure to discharge duties on the part of the supervisors, the supervisors shall be pursued for responsibilities respectively in accordance with the relevant laws and regulations and the seriousness of errors. The shareholders' general meeting or the assigning unit may remove the supervisors from office in accordance with the stipulated procedures. If the case is serious, criminal liability shall be pursued in accordance with law.

Section 4 Emoluments of Supervisors

Article 24 Each of the supervisors is entitled to an appropriate emolument based on the time spent and obligation undertaken by each supervisor during his term of service at the Supervisory Committee and shall be determined on a case by case basis. The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with each of the supervisors in respect of his emoluments. The aforesaid emoluments include:

(1) emoluments in respect of his service as a supervisor of the Company;

(2) emoluments in respect of his service as a supervisor of any subsidiary of the Company;

(3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

(4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a Supervisor against the Company for anything due to him in respect of the above matters.

Article 25 The contract concerning the emoluments between the Company and its supervisors should provide that, in the event of a takeover of the Company, the supervisors shall, subject to the prior approval of the shareholders in general meeting, have the right to receive compensation or other payments in respect of their loss of office or retirement. A "takeover of the Company" referred to in this paragraph means either:

(1) an offer made by any person to all shareholders; or

(2) an offer made by any person with the intention that the offeror may become a "controlling shareholder".

If the relevant supervisor does not comply with the provisions of this Article, any sum so received by him shall belong to those persons who have accepted the abovementioned offer and sold their shares. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant supervisor and shall not be paid out of that sum.

Chapter 3 Powers of the Supervisory Committee

Article 26 The Supervisory Committee is the supervisory organ set up pursuant to law by the Company, and shall be accountable and report to the shareholders' general meeting. The Supervisory Committee conducts supervision on the Board, Directors, managers and other senior management staff of the Company to prevent their abuse of powers and infringement upon the interests of the shareholders, the Company and employees.

Article 27 Pursuant to the Articles of Association, the Supervisory Committee shall comprised five (5) Supervisors, of whom four (4) shall be representatives of shareholders, to be recommended by the unit of the substantial shareholder and elected and removed by the general meeting; one (1) shall be a representative of the employees, to be democratically elected and removed by the employees of the Company.

Article 28 The Supervisory Committee is not a standing organisation. The Company does not have a dedicated supervisor.

Article 29 The Supervisory Committee shall appoint one contact person, to be nominated by the chairman and approved by the Supervisory Committee by way of a resolution.

Article 30 The Supervisory Committee shall exercise the following powers in accordance with the laws:

(1) to examine the Company's financial situation;

(2) to oversee the strategic decisions and operation procedures of major production and operating activities of the Company, such as project investments, asset reorganisation, borrowing and lending, loan guarantees, pledge of assets, engineering tenders, acquisition and transfer of property rights; to oversee whether all contracts entered into for the purpose of carrying out the above activities are in conformity with laws and regulations and are reasonable, and whether the connected transactions, if any, are made on terms which are fair and reasonable to shareholders;

(3) to supervise whether the directors, general manager and other senior administrative officers have acted in contravention to laws, administrative regulations or the Articles of Association;

(4) to demand rectification from a director, general manager or any other officer when the acts of such persons are harmful to the Company's interests;

(5) to verify the financial information such as the financial reports, business reports and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to authorise, in the name of the Company, a re-examination by certified public accountants and practising auditors;

(6) to propose the convening of a shareholders' extraordinary general meeting;

(7) to represent the Company in negotiation with or bringing an action against a director;

(8) to exercise other powers specified in the Articles of Association;

(9) to possess the rights for information required in the exercise of the above powers.

Article 31 The Supervisory Committee shall oversee and make proposals on the following areas, and, if necessary, request the relevant parties to make improvements;

(1) whether the Board, directors, managers and other senior administrative officers have implemented the resolutions of the shareholders' general meeting fully and accurately;

(2) whether corresponding systems and procedures have been set up for the major and important phases and links.

Article 32 All reasonable expenses incurred by the Supervisory Committee in the appointment of lawyers, registered public accountants and practising auditors and other professionals in the exercise of its powers shall be borne by the Company.

Article 33 The Supervisory Committee shall establish good communication with the Audit Committee of the Board and discipline inspection organisation of the Company, sharing information of mutual interest and handling intersecting jobs jointly with them.

Article 34 The Company shall provide the necessary office conditions and operation activity funds to the Supervisory Committee. Expenditures of the Supervisory Committee shall be accounted for in accordance with the relevant financial stipulations.

Chapter 4 Chairman of the Supervisory Committee

Article 35 The Supervisory Committee shall have one (1) chairman, to be elected by the Supervisory Committee to serve a term of office for three (3) years, being renewable upon re-election. Election and removal of the chairman of the Supervisory Committee shall be passed by the voting of two-thirds (including two-thirds) or more of the members of the Supervisory Committee.

Article 36 In addition to the conditions generally required for a supervisor, the chairman of the Supervisory Committee shall also possess the following conditions:

(1) being conversant with corporate operations, with an in-depth knowledge and extensive experience in fiscal matters, finance, investment and law;

(2) having a good ability to deal with various problems;

(3) having impartiality and adhering to principles, with a strong sense of responsibility and pragmatism, and able to take an exemplary role in work.

Article 37 The chairman of the Supervisory Committee shall exercise the following powers:

(1) to convene and preside over the meetings of the Supervisory Committee;

(2) to inspect and supervise the implementation of the resolutions of the Supervisory Committee;

(3) to report on behalf of the Supervisory Committee on their work at the shareholders' general meeting;

(4) in the event of litigation to the directors, manager and the Company, to take part in the proceedings on behalf of the Company and the directors, manager;

(5) other powers as may be passed or conferred by the shareholders' general meetings and the Articles of Association.

Chapter 5 Meetings of the Supervisory Committee

Article 38 Meetings of the Supervisory Committee shall be convened at least twice every year, to be convened and presided by the chairman of the Supervisory Committee.

Article 39 Convening of extraordinary meetings of the Supervisory Committee at the request of supervisors shall be determined by the chairman of the Supervisory Committee, provided that if more than one-third of the supervisors accede to the request, the meeting must be convened.

Section 1 Preparation of Meetings and Notification

Article 40 Under normal circumstances, in convening a meeting of the Supervisory Committee, the chairman shall decide the time, venue, content and persons to attend. Notice of the meeting shall be signed by the chairman. The contact person of the Supervisory Committee shall be responsible for serving the notice to the relevant persons and make preparations for the meeting.

Article 41 Notice of meetings shall be in writing, to be sent by mail or facsimile. Under normal circumstances, notice of the meetings shall be served ten (10) days before the date of the meeting. If it is necessary to convene an extraordinary meeting, the words "Urgent Notice" shall be printed on the notice, and the notice shall be delivered at least two (2) days in advance. Postponement or cancellation of meetings shall be notified to the persons concerned one day in advance of the originally scheduled date.

Article 42 Under the following circumstances, an extraordinary meeting of the Supervisory Committee shall be convened within five (5) working days:

(1) when deemed necessary by the chairman;

(2) proposed jointly by more than one-third of the supervisors.

Article 43 Upon receipt of the notice, persons required to attend the meeting shall notify the contact person two days before the convening date whether or not they will attend the meeting.

Article 44 Supervisors who are unable to attend the meeting for some reason may appoint other supervisors to attend the meeting as his proxy and vote on his behalf. The appointment shall be made in writing, and the appointment instrument shall specify the contents and scope of power. The written appointment instrument shall be delivered to the contact person one (1) day before the convening of the meeting. The instrument shall be registered by the contact person and announced to the persons present in the meeting at the commencement of the meeting.

The appointment instrument shall be prepared in a unified format by the contact person, and shall be delivered to supervisors as an attachment to the notice.

Article 45 Meetings of the Supervisory Committee shall adopt a sign-in system, whereby all supervisors present at the meeting shall personally sign in, and no signing on behalf of others is allowed. The sign-in records and other written materials of the meeting shall be kept in file.

Section 2 *Rules for making proposals to Meetings*

Article 46 Proposals which the supervisors and other relevant persons need to present for consideration, discussion and resolution at the meeting of the Supervisory Committee shall first be submitted to the contact person of the Supervisory Committee, who shall then collect and classify the proposals and forward them to the chairman for a decision as to whether to put them on agenda.

In principle, proposals submitted shall be put on the agenda. For proposals not included in the agenda, the chairman shall give a written explanation to the proposer with reasons stated. The chairman shall not suppress any proposal without any discussion and response, failing which the proposer shall be entitled to reflect the situation to the regulatory authority.

An agenda shall be delivered to all supervisors and the relevant parties to be present at the meeting as observers, together with the notice of the meeting.

Article 47 Proposals to the Supervisory Committee shall meet the following requirements:

(1) the contents shall not be in contravention to the provisions of laws, regulations and the Articles of Association, and shall be within the scope of the operating activities of the Company and the scope of powers of the Supervisory Committee;

(2) the proposals shall be in the interests of the Company and the shareholders;

(3) the proposals shall contain a clear subject for discussion on concrete matters;

(4) the proposals shall be made in writing.

Article 48 Business to be transacted by the Supervisory Committee shall mainly include the following:

(1) to examine the financial situation of the Company, review financial books and other accounting information of the Company, inspect financial activities of the Company;

(2) to inspect the operating activities of the Company, examine major investment decisions of the Company and the implementation of the resolutions of the shareholders' general meetings;

(3) to review the reports, financial budgets, final plans, profit distribution plans as well as other related information to be presented by the Board to the shareholders' general meetings;

(4) to examine whether the actions of the Company's senior administrative officers such as directors and manager are in violation with the provisions of laws, regulations and the Articles of Association as well as the resolutions of the shareholders' general meetings;

(5) to examine whether the Company's labour salary scale and employee welfare scheme have infringed upon the lawful interests of the employees;

(6) to discuss whether a proposal for an extraordinary general meeting is to be made if any major events of the Company or of the senior management staff, such as directors and managers, are in violation of the provisions of laws, regulations and the Articles of Association.

Section 3 Order of proceedings at Meetings

Article 49 Meetings of the Supervisory Committee shall be attended by all supervisors.

Under special circumstances, if an extraordinary meeting of the Supervisory Committee is necessitated and some supervisors are not within the territory of the People's Republic of China, then the quorum may be reduced to two-thirds of the total number of supervisors. Resolutions of the Supervisory Committee shall be passed by voting by more than two-thirds (including two-thirds) of the total number of supervisors.

Article 50 Meetings of the Supervisory Committee shall be presided over by the chairman. If the chairman is unable to attend a meeting for some reason, the chairman shall appoint one supervisor to preside over the meeting. If the chairman fails to discharge his duties without a reason and has not appointed any person to exercise the duties on his behalf, a meeting of the Supervisory Committee can be convened by a supervisor jointly elected by more than one half of the supervisors and that supervisor shall preside over the meeting as the chairman.

Article 51 Meetings of the Supervisory Committee shall fully adopt democratic discussions, respect the opinions of every supervisor, and allow the supervisors to reserve their personal different opinions when making resolutions. A supervisor with different opinions or opposing opinions shall obey the lawful decisions made by the Supervisory Committee, and shall not act in contradiction in the course of implementation or act according to his personal wish, failing which the Supervisory Committee may request his removal from office at the shareholders' general meeting.

Article 52 Every motion to be discussed by the Supervisory Committee shall be presented in speech by a supervisor who is appointed by the proposer, stating the main contents, causes and effects and mainstream opinion on the motion for discussion. For important items, the Supervisory Committee shall organise the relevant persons to conduct an investigation and verification in advance and to make a report in writing on the investigation and verification, so as to facilitate a discussion by all supervisors.

Article 53 Where a supervisor is interested in a motion, the supervisor shall abstain from voting.

Article 54 Observers to the meetings of the Supervisory Committee shall attend the meetings only when the related matter is discussed, and shall withdraw at other times. Observers may have the right of speech, but have no right of voting. Before making any decision, the Supervisory Committee shall have full regards to the opinion of observers.

Article 55 Meetings of the Supervisory Committee shall adopt voting by a show of hands, and each supervisor shall be entitled to one (1) vote.

Article 56 Resolutions of the Supervisory Committee may only be adopted by not less than two-thirds of the members of the Supervisory Committee voting in favour.

Article 57 Each of the motions on the agenda shall be resolved in writing. There are two forms of written records for a resolved motion: minutes and resolutions.

Under normal circumstances: a motion which has been passed for the record shall be recorded in minutes, and a motion which has been passed and shall be reported to higher levels or for which a public annoucement will be made shall be recorded as a resolution.

Article 58 Opinions and explanations of supervisors on the resolved item shall be accurately recorded in the minutes of the meetings.

Article 59 Minutes of the meetings of Supervisory Committee shall be made by the contact person. If the contact person cannot make records for some reason, a recording officer shall be appointed by the contact person. The contact person shall inform the recording officer the detailed requirements for the making of minutes and his obligation for confidentiality.

Supervisors, the contact person and recording officer present at the meetings shall sign on the records.

Section 4 Post-meeting affairs

Article 60 Written information such as the sign-in book, power-of-attorney, records, minutes, resolutions shall be kept by the contact person.

Article 61 Prior to the disclosure of the resolutions of the Supervisory Committee through normal channels, all persons present at the meetings shall not leak any secrecy in any way or use any secrecy for personal benefits. In such event, the relevant person shall bear all the consequences thereof to the extent of being pursued for legal liability.

Chapter 6 Supplementary Provisions

Article 62 Matters not mentioned in these Rules shall be handled in accordance with the Company Law, Articles of Association and other relevant laws and regulations.

Article 63 These Rules shall be implemented upon approval at the shareholders' general meeting, and their interpretation and amendment shall be vested in the Supervisory Committee of the Company.

English translation of the proposed Bye-laws in respect of duties of independent director

Section 1 General Provisions

Article 1 In order to further improve the corporate governance structure of the Company and to promote the standardized operation of the Company, in accordance with "The Company Law of the People's Republic of China"("the Company Law"), Articles of Association ("Articles of Association") of Jiangsu Expressway Company Limited ("the Company"), "Guidance notes for the Independent Director of the Listed Companies" ("Guidance Notes") issued by China Securities Regulatory Commission, "Guidelines for Corporate Governance of Listed Companies" ("Corporate Guidelines") and with reference to the other relevant laws and regulations, the Company formulates the working rules of the independent director of Jiangsu Expressway Company Limited ("these Rules").

Section 2 Independent director

Article 2 The Company sets up a system of independent directors in accordance with law. Of the members of the Board, four (4) shall be independent directors, accounting for one third of all members of the Board. One of the independent directors shall be an accounting professional.

Article 3 An independent director of the Company shall not hold any positions in the Company other than the position of director, and shall not have any relationship with the Company and its major shareholders which may impede them from making independent and objective judgment.

Article 4 An independent director owes fiduciary and diligence duties to the Company and all shareholders. An independent director shall comply with the requirements of the relevant laws and regulations, "Guidance Note" and the Articles of Association of the Company, shall conscientiously carry out their duties and safeguard the overall interests of the Company, and shall particularly pay attention that the legal interests of minor shareholders shall not be subject to infringement. An independent director shall carry out his duties independently, without being subject to the influence from any major shareholders and beneficial controlling party of the Company, or other units or individuals who have common interests with the Company.

Article 5 An independent director shall in principle be allowed to serve concurrently as independent director for a maximum of five (5) listed companies, and shall ensure that he has sufficient time and energy to effectively carry out their duties as an independent director.

Article 6 If it occurs that the independent director do not comply with the condition for independence or other conditions which render the independent director not suitable to perform their duties, and as a result the number of independent directors of the Company falls below the number required by the "Guidance Note", the Company shall fill all of the vacancies as required.

Section 3 Conditions for appointment of an independent director

Article 7 An independent director shall have qualifications appropriate to the performance of his duties. An independent director shall meet the following basic conditions:

(1) to have the qualifications to hold office as a director of the Company according to relevant requirements of laws and administrative regulations;

(2) to have the independence required by the "Guidance Note";

(3) to have basic knowledge of the Company's operation, to be familiar with the relevant laws, administrative regulations, rules and regulations;

(4) to have more than five years' work experience in law, economics or other experience required to perform the duties of an independent director;

(5) to have other conditions required by the Articles of Association of the Company.

Article 8 An independent director shall be independent. None of the following persons may serve as an independent director:

(1) persons working in the Company or its subsidiary and their lineal relatives and near relatives (lineal relatives are spouse, parents, children, etc.; near relatives are siblings, in-laws, siblings' spouses, spouse's siblings, etc.);

(2) persons who directly or indirectly hold 1% or above of the issued share capital of the Company or who are natural person shareholders amongst the top ten shareholders of the Company or their lineal relatives members;

(3) persons working in a shareholder's unit which holds 5% or above of the issued share capital of the Company or in the units of the top five shareholders of the company or their lineal relatives;

(4) persons falling under the conditions mentioned in the three preceding paragraphs during in the latest twelve (12) months;

(5) persons who provides financial, legal and consultancy services to the Company and its subsidiary;

(6) other persons as set out in the Articles of Association of the Company;

(7) other persons confirmed by China Securities Regulatory Commission.

Section 4 Nomination, election and replacement of an independent director

Article 9 The Board of the Company, the Supervisory Committee, shareholders jointly or severally holding 1% or above of the issued share capital of the Company may nominate candidate for the office of an independent director. Election shall be made in a shareholders' general meeting.

Article 10 Nominator of an independent director shall obtain consent from the parties being nominated before nomination. The nominator shall have a thorough understanding of the profession, academic qualifications, title, career history and all part-time positions of the parties being nominated, and shall express opinions regarding the qualifications and independence of such parties as an independent director. Parties being nominated shall declare to the public that they do not have any relationship which will impede them from making independent and objective judgment on the Company. Before the convening of the shareholders' general meeting for the election of an independent director, the Board of the Company shall announce the above contents according to regulations.

Article 11 Before the convention of the shareholders' general meeting for the election of an independent director, the Company shall at the same time submit information related to the parties being nominated to China Securities Regulatory Commission, the agency of China Securities Regulatory Commission in the locality where the Company is located and the stock exchange on which the securities of the Company are listed and traded. Any objection of the Board of the Company regarding the relevant conditions of the parties being nominated shall at the same time be expressed in writing to the Board.

China Securities Regulatory Commission shall review the qualifications of appointment and independence of the independent director within 15 working days. Parties being nominated and against whom China Securities Regulatory Commission lodges an objection may become candidates for the office of directors of the Company but not candidates for the office of an independent director. During the shareholders' general meeting for the election of an independent director, the Board shall state whether objection has been raised by China Securities Regulatory Commission against the independent director candidate.

Article 12 The term of office of an independent director shall be three (3) years, renewable on re-election, provided that the renewed term shall not be more than six (6) years.

Article 13 If an independent director fails to attend in person three Board meetings consecutively, the Board shall propose to the shareholders' general meeting for his dismissal. Except for the above circumstances and other circumstances stipulated by the Company Law, an independent director shall not be removed from office before expiry of its term without proper reason. Any dismissal prior to expiry of the term shall be disclosed by the Company as a special disclosure item. An independent director who has been so dismissed and considers the reason of dismissal as improper may make a public statement.

Article 14 An independent director may resign before expiry of his term. An independent director shall submit a written resignation report to the Board stating any circumstances relating to his resignation or circumstances he considers as necessary to bring to the attention of the shareholders and creditors of the Company. If the number of independent directors of the Company falls short of the minimum requirement of the "Guidance Note" because of the resignation of such independent director, his resignation shall become effective only after the vacancy is filled by the succeeding independent director.

Section 5 Functions and powers of an independent director

Article 15 In order to bring the functions of an independent director into full play, an independent director shall have the following special duties and powers in addition to the duties and powers of directors conferred by the Company Law and other relevant laws and regulations:

(1) Material connected transactions shall be approved by the independent directors before submitting to the Board for discussions; before making decision, the independent directors may engage intermediary institution to provide independent financial consultant report as a basis for his decision-making;

(2) to propose to the Board regarding engagement or dismissal of an accounting firm;

(3) to propose the convening of extraordinary general meeting to the Board;

(4) to propose the convening of Board meeting;

(5) to engage independent external audit institution and consultancy institution;

(6) An independent director may publicly collect voting rights from shareholders before the convening of a shareholders' general meeting.

Article 16 An independent director shall obtain consent from more than half of all independent directors before exercising the above-mentioned functions and powers.

Article 17 If the above-mentioned proposals have not been adopted or the above-mentioned functions and powers cannot be exercised properly, the Company shall disclose the relevant circumstances.

Article 18 Independent directors shall account for more than half of the positions of the Nominating, Salary and Review Committee and Audit Committee.

Section 6 Expression of independent opinion

Article 19 Apart from performing the above-mentioned duties and powers, an independent director shall also form an independent opinion to the Board of the Company or shareholders' general meetings in respect of the following matters:

(1) Nomination, appointment and dismissal of a director;

(2) Engagement or dismissal of any senior management staff;

(3) Remuneration of directors and senior management staff of the Company;

(4) Current or pending debts owed by, or other capital dealings between the shareholders or the beneficial controlling party of the Company or their associated enterprises and the Company, the aggregate amount of which is in excess of $3 million or higher than 5% of the latest audited net assets of the Company;

(5) Matters considered by the independent director as potentially detrimental to the interests of minor shareholders;

(6) Other matters required by the Articles of Association.

Article 20 An independent director shall express one of the following opinions in respect of the above-mentioned matters:

(1) agree;

(2) have reservations, with reasons stated;

(3) disagree, with reasons stated;

(4) cannot express any opinion, with the impediments stated.

Article 21 If the relevant matters are matters which shall be disclosed, the Company shall make an announcement of the opinions of the independent directors. If the independent directors hold different opinions and cannot reach a consensus, the Board shall disclose the different opinions of the independent directors respectively.

Section 7 Rights of an independent director

Article 22 The Company shall guarantee that the independent directors have the same right of knowledge as other directors. For all matters which the Board has made decision on, the Company shall within the legal time limit notify the independent directors in advance and provide sufficient information in this regard. If the independent directors consider the information to be insufficient, they may request for supplementary information.

When 2 or more independent directors consider the information as insufficient or the grounds of argument as unclear, they may jointly propose to the Board in writing to postpone a Board meeting or defer the consideration of such matters. The Board shall accede to such proposal.

Information provided by the Company to the independent directors shall be kept by the Company and the independent directors for at least 5 years.

Article 23 The Company shall provide necessary working conditions for the independent directors to perform their duties. When the independent directors perform their duties and powers, the Secretary to the Board of the Company shall actively provide assistance, such as background information and provision of materials. The independent opinions, proposals and written statements of the independent directors shall be announced. The Secretary to the Board shall promptly arrange with the stock exchange for the announcement.

Article 24 When the independent directors perform their duties and powers, the relevant personnel of the Company shall actively cooperate with them. They shall not refuse, obstruct, withhold information or interfere with the independent performance of duties and powers by the independent directors.

Article 25 The cost of engagement of intermediary institution and other costs related to the performance of duties and powers by the independent directors shall be borne by the Company.

Article 26 The Company shall pay appropriate allowance to the independent directors. The standard of allowance shall be formulated in a budget by the Board. Such budget shall be examined and approved by the shareholders' meeting and disclosed in the annual report of the Company.

Apart from the above-mentioned allowance, the independent directors shall not obtain other additional and non-disclosed benefits from the Company, its major shareholders or its interested organization and persons.

Article 27 With approval of the shareholders in general meeting, the Company may establish a system of liability indemnity for the independent directors, so as to reduce the risks which may be incurred by the independent directors in the normal performance of duties and powers.

Section 8 Supplementary Provisions

Article 27 Any matters not covered by this system shall be handled in accordance with the provisions of the "Articles of Association" of the Company, "Guidance Note" and other relevant laws and regulations.

Article 28 This system shall be implemented after being considered and approved by the shareholders in general meeting of he Company. This system shall be interpreted and amended by the Board of the Company.

English Translation of the proposed Procedural rules of the Strategic Committee of the Board

Section 1 General Provisions

Article 1 In order to accommodate the needs of the strategic development of the Company, strengthen its core competitiveness, determine its development plans, improve its procedures for making investment decisions, strengthen the scientificity of its decision-making process, improve the effectiveness and quality of material investment decisions, and perfect its administration structure, and in accordance with "The Company Law of the People's Republic of China", "Guidelines for Corporate Governance Standards of Listed Companies" and the "Articles of Association" and other relevant provisions, the Company sets up a Strategic Committee of the Board and formulates these Rules.

Article 2 The Strategic Committee of the Board is a specific working body set up by the Board according to a resolution of the shareholder's general meeting. Its main responsibilities are to carry out researches and submit proposals concerning long term development strategies and material investment decisions of the Company.

Section 2 Composition

Article 3 The Strategic Committee shall comprise five (5) directors, of whom one (1) shall be an independent director.

Article 4 The members of the Strategic Committee shall be nominated by the chairman of the Board, more than half of the independent directors or one third of all directors, and shall be elected by the Board of directors.

Article 5 The Strategic Committee shall have a head committee member (convener) who shall also be the chairman of the Board.

Article 6 The term of office of the Strategic Committee shall be the same as that of the Board. Its member may serve consecutive terms if upon expiry of his term. If any member resigns from the position of director of the Company during his term of office, he shall automatically lose his position of committee member, and the vacancy shall be filled by the committee in accordance with the provisions of Articles 3 to 5 above.

Article 7 The Strategic Committee shall establish an investment assessment unit which shall have the general manager of the Company as its head and one deputy head.

Section 3 Functions and powers

Article 8 The main functions and powers of the Strategic Committee are:

(1) to consider and submit proposals on the strategic planning for the long term development of the Company;

(2) to consider and submit proposals on material investment and financing plans which require the approval of the Board in accordance with the provisions of the "Articles of Association";

(3) to consider and submit proposals on major projects of capital operation and assets operation which require the approval of the Board in accordance with the provisions of the "Articles of Association";

(4) to consider and submit proposals on other important matters which will have an impact on the development of the Company;

(5) to oversee the implementation of the above matters;

(6) to carry out other matters as authorized by the Board.

Article 9 The Strategic Committee shall be accountable to the Board. It shall submit its proposals to the Board for consideration and decision.

Section 4 Procedures of decision making

Article 10 The investment assessment unit is responsible for making the preliminary preparations and providing the relevant information on the Company for the Strategic Committee to make decisions:

(1) The officers in charge of the relevant departments of the Company or its holding (associate) enterprises shall report to their higher levels the particulars of the feasibility report and the intentions, and basic conditions of the co-operating parties to projects of material investment, financing, capital operation and assets operation;

(2) The investment assessment unit shall carry out a preliminary review, sign and issue a written opinion on approval of project proposal, which will be submitted to the Strategic Committee for the record;

(3) The relevant department of the Company or its holding (associate) enterprises shall hold discussions with outside parties on matters relating to any agreement, contract, articles of association and feasibility report, and shall report the particulars to the investment assessment unit;

(4) The investment assessment unit shall conduct appraisals, sign and issue a written opinion and make a formal proposal to the Strategic Committee.

Article 11 On the basis of the proposal submitted by the investment assessment unit, the Strategic Committee shall convene a meeting to discuss the matter. The result of such discussion shall be submitted to the Board and relayed to the investment assessment unit as feedback.

Section 5 Order of proceedings

Article 12 Meetings of the Strategic Committee shall be held at least twice a year and a notice shall be given to all members seven days before the meetings are held. The meetings shall be chaired by the head of the committee. If the head of the committee cannot attend, he may appoint another member (independent director) to chair the meeting.

Article 13 Meetings of the Strategic Committee may be held only if more than two thirds of its members attend. Each member shall be entitled to one vote. Resolutions of the meeting must be adopted by the affirmative vote of more than half of all members.

Article 14 The Strategic Committee shall vote by a show of hands or by a poll. Interim meetings may be convened in a form of vote by communications.

Article 15 The head and deputy head of the investment assessment unit may attend meetings of the Strategic Committee. The directors, supervisors and other senior management staff of the Company may be invited to attend such meetings if necessary.

Article 16 If necessary, the Strategic Committee may engage an intermediary institution to form a professional opinion as its reference in making decision. The cost shall be borne by the Company.

Article 17 The procedures for convening a meeting, the method of voting and resolutions passed at the meetings of the Strategic Committee shall be in conformity to the provisions of the relevant laws, regulations, Articles of Association and these Rules.

Article 18 The Strategic Committee shall keep minutes of its meetings. Members present at a meeting shall sign the minutes of that meeting which shall be kept by the Secretary to the Board of the Company.

Article 19 Any proposal passed and the result of any vote taken at the meetings of the Strategic Committee shall be reported in writing to the Board of the Company.

Article 20 Members present at the meeting shall be obliged to keep all matters discussed in such meetings confidential, and shall not disclose any relevant information without authorization.

Section 6 Supplementary articles

Article 21 These Rules shall be put on trial implementation on the date when the relevant resolution is passed by the Board.

Article 22 Any matters not covered by these Rules shall be implemented in accordance with the provisions of the relevant laws and regulations of the People's Republic of China and the Articles of Association of the Company. If these Rules contravene any future laws and regulations promulgated by the Government or the amended Articles of Association of the Company, implementation shall be in accordance with the provisions of the relevant laws and regulations of the People's Republic of China and the Articles of Association of the Company, and these Rules shall be promptly amended and reported to the Board for consideration and adoption.

Article 23 The power of interpretation of these Rules shall be vested in to the Board of the Company.

English translation of the proposed Procedural Rules for the Nominating, Salary and Review Committee of the Board

Section 1 General Provisions

Article 1 In order to standardize the appointment of leading personnel of the Company, improve the constitution of the Board, establish a sound administration system of appraisals and remunerations for directors (non-independent directors) and senior management personnel (hereinafter referred to as "Management Personnel"), and perfect its administration structure, and in accordance with "The Company Law of the People's Republic of China", "Guidelines for Corporate Governance of Listed Companies" and the "Articles of Association" and other relevant provisions, the Company sets up the Nominating, Salary and Review Committee of the Board and formulates these rules.

Article 2 The Nominating, Salary and Review Committee of the Board is a specific working body set up by the Board according to a resolution of the shareholder's general meeting. Its main responsibilities are to select and submit proposals on the standards and procedures for selecting candidates for the offices of directors and Management Personnel of the Company; formulate standards for appraising directors and Management Personnel of the Company and conduct the appraisals; formulate and review the policies for and proposals on the remuneration of the directors and Management Personnel of the Company. The committee shall be accountable to the Board.

Article 3 For the purpose of these Rules, the scope of Remuneration and Appraisal covers the chairman of the Board and directors, who receive remuneration from the Company; general manager, deputy general manager and Secretary to the Board engaged by the Board; and other senior Management Personnel nominated by the general manager and approved by the Board.

Section 2 Composition

Article 4 The Nominating, Salary and Review Committee shall comprise five (5) directors, of whom three (3) shall be independent directors.

Article 5 The members of the Nominating, Salary and Review Committee shall be nominated by the chairman of the Board, more than half of the independent directors or one third of all directors, and shall be elected by the Board of directors.

Article 6 The Nominating, Salary and Review Committee shall have a head committee member (convener) who shall be an independent director. The head of the Committee shall be responsible for leading the work of the Committee. The head of the Committee shall be elected from the members and the election result shall be reported to the Board for approval.

Article 7 The term of office of the Nominating, Salary and Review Committee shall be the same as that of the chairman of the Board. A member may serve consecutive terms if re-elected upon expiry of his term. If any member resigns from the position of director of the Company during his term of office, he shall automatically lose his position of committee member, and the vacancy shall be filled by the committee in accordance with the provisions of Articles 4 and 6 above.

Article 8 The Nominating, Salary and Review Committee shall establish a working unit which shall specifically be responsible for providing information on the business operation of the Company and the relevant information of the persons to be appraised. The working unit shall also be responsible for preparation of meetings and implementation of relevant resolutions of the Nominating, Salary and Review Committee.

Section 3 Functions and powers

Article 9 The main functions and powers of the Nominating, Salary and Review Committee are:

(1) to submit proposals to the Board regarding its scale and constitution on the basis of the Company's business activities, asset scale and shareholding structure;

(2) to study the standards and procedures for selecting directors and Management Personnel and submit proposals to the Board;

(3) to search extensively for qualified candidates for the offices of directors and Management Personnel;

(4) to examine and check the particulars of the candidates for the offices of directors and Management Personnel and submit proposals;

(5) to examine and check the particulars of the candidates for the offices of other senior Management Personnel whose engagement shall be submitted and approved by the Board, and submit relevant proposals;

(6) to formulate remuneration plans or proposals in the light of the main areas of responsibilities, duties and importance of the directors and Management Personnel and the level of remuneration of the corresponding positions of other relevant enterprises;

(7) remuneration plans or proposals mainly include, but not limited to, standards and procedures for performance appraisal and the principal appraisal system, as well as the principal plan and system of rewards and punishments;

(8) to examine and check the performance of duties of the directors (non-independent directors) and senior Management Personnel of the Company, and conduct annual performance appraisal on them;

(9) to oversee the implementation of the remuneration system of the Company;

(10) to carry out other matters as authorized by the Board.

Article 10 The Board has the right to reject remuneration plans or proposals which are contrary to the interests of the shareholders.

Article 11 The Nominating, Salary and Review Committee shall be accountable to the Board. The committee shall submit nomination proposals to the Board for examination and decision. Without sufficient reasons or reliable evidence, the controlling shareholders shall fully respect the proposals made by the Nominating Committee, and shall not propose substitute candidates for directors or managers.

The remuneration plan for the directors of the Company proposed by the Committee shall be approved by the Board and submitted to a shareholder's general meeting for approval before implementation. The remuneration plan for the Management Personnel of the Company shall be reported to and approved by the Board.

Section 4 Procedures of decision making

Article 12 The procedures for selecting directors and Management Personnel are:

(1) The Nominating, Salary and Review Committee shall actively communicate with the relevant departments of the Company, to study the requirements of the Company for new directors and Management Personnel and to compile written reports;

(2) The Nominating, Salary and Review Committee may search extensively for candidates for the office of directors and managers within the Company, its holding (associate) enterprises and the market of qualified personnel;

(3) The Committee shall collect all information about the occupation, academic qualifications, titles, detailed work history of the long-listed candidates and compile written reports;

(4) The Committee shall obtain consent from the nominees regarding the nomination, or they shall not be listed as candidates for the offices of directors or managers;

(5) The Committee shall convene a committee meeting to conduct a qualification review on the long-listed candidates in the light of the employment conditions of directors and managers;

(6) The Committee shall submit to the Board its proposals and the relevant information on the candidates for the office of directors and new managers one to two months prior to the election of new directors and engagement of new Management Personnel;

(7) The Committee shall carry out other follow-up work according to the decision and feedback of the Board.

Article 13 The working unit under the Nominating, Salary and Review Committee shall be responsible for doing a good job of the preliminary preparations for appraisal of directors and Management Personnel, and providing relevant information of the Company:

(1) to provide information on fulfillment by the Company of its main financial targets and business objectives;

(2) to provide information on the division of labour of the Company's senior Management Personnel and their duties;

(3) to provide information on target completion, such targets being involved in the work performance appraisal system of directors and senior Management Personnel;

(4) to provide information on the business initiatives and profit-making ability of directors and senior Management Personnel in business operation;

(5) to provide information on the basis for formulating the Company's plans and methods for fixing remunerations based on its results.

Article 14 The procedures for appraising directors and senior Management Personnel adopted by the Nominating, Salary and Review Committee are:

(1) The directors and Management Personnel shall report their work and make self-appraisals to the Salary and Review Committee of the Board;

(2) The Salary and Review Committee shall carry out performance appraisal of the directors and Management Personnel according to the performance appraisal standards and procedures;

(3) A proposal on the amount of remuneration and method of reward for the directors and Management Personnel based on the results of work performance appraisals and under the remuneration distribution policy shall be made and, after a voting in its favour, shall be reported to the Board.

Section 5 Order of proceedings

Article 15 Meetings of the Nominating, Salary and Review Committee shall be held at least twice a every year and a notice shall be givèn to all members seven days prior to the meetings. The meetings shall be chaired by the head of the committee. If the head of the committee cannot attend, he may appoint another member (independent director) to preside over the meeting.

Article 16 Meetings of the Nominating, Salary and Review Committee may be held only if more than two-thirds of its members attend. Each member shall be entitled to one vote. Resolutions of the meeting must be adopted by the affirmative vote of more than half of all members.

Article 17 The Nominating, Salary and Review Committee shall vote by a show of hands or by a poll. Interim meetings may be convened in a form of vote by communications.

Article 18 The Nominating, Salary and Review Committee may invite directors, supervisors and other Management Personnel of the Company to attend such meetings if necessary.

Article 19 If necessary, the Nominating, Salary and Review Committee may engage an intermediary institution to form a professional opinion on its decision. The cost shall be borne by the Company.

Article 20 The procedures for convening the meeting, its voting method and the resolutions passed at the meetings of the Nominating, Salary and Review Committee shall be in conformity to the provisions of the relevant laws, regulations, Articles of Association and these Rules.

Article 21 When the Nominating, Salary and Review Committee discuss any matter relating to a member of the committee at a meeting, such member shall withdraw from such meeting.

Article 22 The Nominating, Salary and Review Committee shall keep minutes of its meetings. Members present at the meetings shall sign the minutes of that meeting which shall be kept by the Secretary to the Board of the Company.

Article 23 The proposal passed and the voting result at the meetings of the Nominating, Salary and Review Committee shall be reported in writing to the Board of the Company.

Article 24 Members present at the meeting shall have the obligation to keep all matters discussed in such meetings confidential and shall not disclose any relevant information without authorization.

Section 6 Supplementary articles

Article 25 These Rules shall be put on trial implementation on the date when the relevant resolution is passed by the Board.

Article 26 Any matters not covered by these rules shall be implemented in accordance with the provisions of the relevant laws and regulations of the People's Republic of China and the Articles of Association of the Company. If these rules contravene future laws and regulations promulgated by the Government or the amended Articles of Association of the Company, implementation shall be in accordance with the provisions of the relevant laws and regulations of the People's Republic of China and the Articles of Association of the Company, and these Rules shall be promptly amended and reported to the Board for consideration and adoption.

Article 27 The power of interpretation of these rules shall be vested in the Board of the Company.

English translation of the proposed Procedural Rules for the Audit Committee

Section 1 General Provisions

Article 1 In order to strengthen the decision making function of the Board, to accomplish audit in advance and professional audit so as to ensure effective supervision of the management by the Board and to perfect its administrative structure, and in accordance with "The Company Law of the People's Republic of China", "Guidelines for Corporate Governance of Listed Companies" and the "Articles of Association" and other relevant provisions, the Company sets up an audit committee of the Board and formulates these Rules.

Article 2 The Audit Committee of the Board is a specific working body set up by the Board pursuant to a resolution of the shareholders' general meeting. Its main responsibilities are to carry out liaison, supervision and review in connection with the internal and external audit of the Company.

Section 2 Composition

Article 3 The Audit Committee shall comprise three (3) directors, of whom two (2) shall be independent directors.

Article 4 The members of the Audit Committee shall be nominated by the chairman of the Board of Directors, more than half of the independent directors or one-third of all directors, and shall be elected by the Board of Directors.

Article 5 The audit committee shall have a head committee member (convener) who shall be an independent director. The head of the Committee shall be responsible for leading the work of the committee. The head of the Committee shall be elected from the members and shall report to the Board of Directors for approval.

Article 6 The term of office of the Audit Committee shall be the same as that of the Board. A member of the Audit Committee may serve consecutive terms if reelected upon the expiration of his term. If any member resigns from the position of director of the Company during his term of office, he shall automatically lose the position of committee member, the vacancy shall be filled by the committee in accordance with the provisions of Articles 3 to 5 above.

Article 7 The Audit Committee shall have an audit working unit as its routine operation arm. The working unit shall be responsible for the routine work of liaison and organizing meetings.

Section 3 Functions and powers

Article 8 The main fuctions and powers of the Audit Committee are:

(1) to propose engagement or change of external audit institution;

(2) to supervise the internal audit system of the Company and its implementation;

(3) to be responsible for the liaison between internal and external audit;

(4) to audit financial information of the Company and its disclosure;

(5) to examine the internal control system of the Company, and to carry out audit regarding material connected transactions;

(6) to deal with other matters as authorized by the Board.

Article 9 The Audit Committee shall be accountable to the Board. The committee shall submit proposals to the Board for consideration and decisions. The Audit Committee shall work in accord with the supervisory audit activities of the Supervisory Committee.

Section 4 Procedures of decision making

Article 10 The audit working unit is responsible for making the preliminary preparations and providing the Audit Committee with the relevant written information of the Company for it to make decisions:

(1) relevant financial reports of the Company;

(2) work reports of internal and external audit institutions;

(3) external audit contract and the relevant work reports;

(4) public disclosure of information made by the Company;

(5) audit reports regarding material connected transactions of the Company;

(6) other relevant matters.

Article 11 The Audit Committee shall convene meetings to discuss reports submitted by the audit working unit, and shall submit its relevant written resolution to the Board for consideration:

(1) work appraisal on external audit institutions, and the engagement and change of external audit institutions;

(2) reports on whether the internal audit system of the Company has been effectively implemented and whether the financial reports of the Company are authentic in all aspects;

(3) reports on whether information disclosed publicly by the Company are objective and authentic, and whether the material connected transactions of the Company are in compliance with the relevant laws and regulations;

(4) work appraisal of the internal financial department and audit department, including its persons-in-charge;

(5) other relevant matters.

Section 5 Order of proceedings

Article 12 The audit committee shall convene regular meetings and interim meetings. Regular meetings shall be convened at least four times every year and one meeting shall be convened in each quarter. Interim meetings shall be convened when proposed by a member of the Audit Committee. Committee members shall be given not less than seven days' prior notice before the convening of a meeting. The meetings shall be chaired by the head of the committee. If the head of the committee cannot attend the meeting, he may appoint another member (independent director) to chair the meeting.

Article 13 The meetings of audit committee shall be convened only with the presence of more than two thirds of the members. Each member shall be entitled to one vote. A resolution shall be decided by a majority of votes.

Article 14 The audit committee shall vote by a show of hands or by a poll. Interim meetings may be convened in a form of vote by communications.

Article 15 Members of the audit working unit may attend meetings of the audit committee as observers. Directors, supervisors and other senior management staff of the Company may be invited to attend such meetings if necessary.

Article 16 If necessary, the audit committee may engage an intermediary institution to provide professional opinion on its decision. The cost shall be borne by the Company.

Article 17 The procedures for convening a meeting, the method of voting and the resolutions passed at the meetings of the Audit Committee shall comply with the provisions of the relevant laws, regulations, Articles of Association and these Rules.

Article 18 The Audit Committee shall keep minutes of the meetings. Members present at the meetings shall sign the minutes of the meetings which shall be kept by the Secretary to the Board of the Company.

Article 19 The proposal passed and the result of voting at the meeting of the Audit Committee shall be reported in writing to the Board of the Company.

Article 20 Members present at the meeting shall have an obligation to keep all matters discussed in such meetings confidential, and shall not disclose the relevant information without authorization.

Section 6 Supplementary articles

Article 21 These Rules shall be put on trial implementation on the date when the relevant resolution is passed by the Board.

Article 22 Any matters not covered by these Rules shall be implemented in accordance with the provisions of the relevant laws and regulations of the People's Republic of China and the Articles of Association of the Company. If these Rules contravene any future laws and regulations promulgated by the Government or the amended Articles of Association of the Company, implementation shall be in accordance with the provisions of the relevant laws and regulations of China and the Articles of Association of the Company, and these rules shall be amended promptly and reported to the Board for consideration and adoption.

Article 23 The power of interpretation of these Rules shall be vested in the Board of the Company.

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement of the Resolutions of 2001 Annual General Meeting

The 2001 Annual General Meeting ("AGM") of Jiangsu Expressway Company Limited (the "Company") was held at 9:00 a.m. on Tuesday, 28 May 2002 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC. 30 shareholders present in the AGM in person or by proxy held a total of 4,618,158,598 shares, representing approximately 91.67% of the total issued capital of the Company. Accordingly, the quorum requirement for shareholders' meeting as set out in the Company's articles of association was fulfilled. Mr. Shen Chang Quan, chairman of the board of directors of the Company acted as the chairman of the AGM.

The Shareholders have approved in the AGM the following ordinary resolutions:

I. The report of the Board of Directors of the Company for the year ended 31 December 2001 be approved;

II. The report of the Supervisory Committee of the Company for the year ended 31 December 2001 be approved;

III. The audited accounts and the auditors' report of the Company for the year ended 31 December 2001 be approved;

IV. The final dividend distribution proposal of the Company for the year 2001 of RMB0.125 per share be approved.

1. The audited combined net profit of the Company calculated in accordance with the generally accepted accounting principles in the PRC for the year 2001 was RMB780,864,000. The audited consolidated profit after tax and minority interests calculated in accordance with International Accounting Standard was RMB841,240,000. In accordance with the relevant provisions of the Ministry of Finance of the People's Republic of China and the Articles of Association of the Company, the basis of the consolidated net profit of the year available for distribution was RMB780,864,000;

2. 10% of the profit after taxes, at an amount of RMB78,086,000 (for the Company and its subsidiaries), be transferred to the statutory surplus reserve fund;

3. 5% of the profit after taxes, at an amount of RMB39,043,000 (for the Company and its subsidiaries), be transferred to the statutory public welfare fund;

4. in accordance with the profit distribution scheme for the year 2001, the payment of a final dividend of RMB0.125 per share to shareholders of the Company be recommended. The dividend in total amounted to RMB629,718,437.50.

V. The re-appointment of PricewaterhouseCoopers and Arthur Andersen Huaqiang Certified Public Accountants as the auditors of the Company in the PRC and Hong Kong respectively, and that the aggregate remuneration of RMB1,250,000 per annum be approved;

VI. The appointment of Mr. Wang Guo Gang as an Independent Director of the Company and the signing of a service contract with him for a term of three years be approved;

VII. The appointment of Mr. Yang Xiong Sheng as an Independent Director of the Company and the signing of a service contract with him for a term of three years be approved;

VIII. The appointment of Mr. Zhang Wen Sheng as a Director of the Company and the signing of an appointment contract within him for a term of three years be approved;

IX. The resignation of Mr. Li Da Peng from his office as a Director and the signing of a service termination contract with him be approved;

X. The resignation of Mr. Liu Bu Cun from his office as a Director and the signing of a service termination contract with him be approved;

XI. The resignation of Mr. Zhu Yao Ting from his office as a Director and the signing of a service termination contract with him be approved;

XII. The appointment of Mr. Zhang Cheng Yu as a Supervisor of the Company and the signing of a service contract with him for a term of three years be approved;

XIII. The resignation of Mr. Du Wen Yi from his office as a Supervisor and the signing of a service termination contract with him be approved;

XIV. The "Procedural Rules for the shareholders general meetings" be approved;

XV. The "Procedural Rules for the Board of Directors" be approved;

XVI. The "Procedural Rules for the Supervisory Committee" be approved;

XVII. The "Bye-laws in respect of duties of independent Directors" be approved;

XVIII. The "Procedural Rules for the Strategic Committee of the Board" be approved;

XIX. The "Procedural Rules for the Nominating, Salary and Review Committee of the Board" be approved;

XX. The "Procedural Rules for the Audit Committee of the Board" be approved;

XXI. The reduction in the beginning balance of the Retained Profits of the Company for the year 2001 for the sum of RMB23,628,000 resulting from loss due to sale of staff quarters be approved.

XXII. With the connected shareholders and related persons abstained from voting, independent shareholders approved the connected transaction: "Agreement in respect of the sale and purchase of 33.33% in the Jiangsu Sujahang Expressway Co., Ltd.".

The Shareholders have approved in the AGM the following special resolution:

XXIII. The amendments to the Articles of Association be approved.

The AGM was attended and witnessed by Mr. Ju Jianping, a lawyer of Jiangsu Xiji Tongren Law Office, PRC legal adviser to the Company and an legal opinion has been issued:

Based on the facts, after verification, Mr. Ju Jianping was of the view that the convening of the AGM, the qualification of the persons attending the AGM and the procedure conducted at the AGM was legal and valid.

Apart from giving notice of the resolutions passed at the AGM, the Company would like to explain, in relation to the final dividends distribution proposal of the Company for the year 2001 for H Shares as follows:

1. The resolution for the payment of a final dividend of RMB0.125 per share for the year ended 31 December 2001 to all shareholders of the Company as recommended by the Board of Directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the Board of Directors makes the following announcement:

Under Article 170 of the Company's Articles of Association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi and paid in Hong Kong dollars in accordance with the following conversion formula:

$$\text{Dividend in Hong Kong dollars} = \frac{\text{Dividend in Renminbi}}{\text{Average RMB/HK\$ exchange mid rate of the People's Bank of China for five business days prior to the date of declaration of payment of dividend}}$$

For the purposes of the payment of this final dividend, the date of declaration is 28 May 2002. The average exchange mid rate for RMB/HK$ of the People's Bank of China over a period of five business days prior to the date of declaration was RMB100 : HK$94.0911. Accordingly, the final dividend per H share would be HK$0.1176.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited ("Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared payable in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company whose names appear on the register of members of the Company at their own risks on or about 18 June 2002 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividend to holders of A Shares will be made separately.

In respect all appointments and resignations of directors and supervisors have taken effect from 28 May 2002. The Company would like to thank all resigned directors and supervisors for their contribution to the Company during their respective service.

By Order of the Board
Yao Yong Jia Lam Che Wah
Joint Company Secretaries
Nanjing, the PRC, 28 May 2002

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement of the 11th Session Meeting of the Third Board of Directors

It is hereby announced that the 11th Session Meeting of the Third Board of Directors of the Company was held at Conference Room No. 2610 at 26/F., Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC at 11:00 a.m. on Tuesday, 28 May 2002. Amongst the 11 directors, 9 were present at the Meeting. The Supervisory Committee and senior management were present at the Meeting, and the Meeting was chaired by the Chairman of the Board, Mr. Shen Changquan. The Meeting was held in accordance with the relevant requirements of the Company Law and the Company's Articles of Association. The Meeting has considered and approved, inter alia, the following:

1. The appointment of Messrs. Shen Chang Quan, Chen Xiang Hui, Wang Guo Gang and Cui Xiao Long as members of the Strategic Committee of the Board and Mr. Shen Chang Quan as the convenor;

2. The appointment of Messrs. Cheng Chang Yung Tsung, Alice, Wang Guo Gang, Yang Xiong Sheng, Chen Xiang Hui and Zhang Wen Sheng as members of the Nominating, Salary and Review Committee of the Board and Mr. Wang Guo Gang as the convenor;

3. The appointment of Messrs. Fang Keng, Yang Xiong Sheng and Fan Yu Shu as members of the Audit Committee of the Board and Mr. Yang Xiong Sheng as the convenor;

4. The entering into of an entrusted financial management contract with Suzhou Investment Company Limited, the amount entrusted would be RMB100,000,000 and the tenure would be 1 year;

5. With the connected directors abstained from voting, the unconnected directors reviewed and approved the investment by Jiangsu Guangjing Xicheng Expressway Company Limited (a 85% owned subsidiary of the Company) in Jiangsu Zulin Company Limited, a connected transaction.

By order of the Board
Yao Yong Jia   Lam Che Wah
Joint Company Secretaries
Nanjing, the PRC, 28 May 2002

Please also refer to the published version of this announcement in the South China Morning Post.

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Connected Transaction -
Investment of equity interests in Jiangsu Zulin

SUMMARY

- Guangjing Xicheng, a 85% owned subsidiary of the Company, will invest in Jiangsu Zulin for a total consideration of RMB100,000,000 (approximately HK$94,339,622.64). The Investment will account for approximately 20% of the enlarged registered capital of Jiangsu Zulin. Besides, Yangtze Bridge Company, an associated company of the Company, will invest in Jiangsu Zulin for a total consideration of RMB170,000,000 (approximately HK$160,377,358.49). Such investment will account for approximately 34% of the enlarged registered capital of Jiangsu Zulin.

- Since the Jiangsu Holding Company is the controlling shareholder of the Company and is holding approximately 46.67% and 44.37% equity interests in Jiangsu Zulin and Yangtze Bridge Company respectively, the Investment to be made by Guangjing Xicheng will be a connected transaction under Rule 14.23(1)(b) of the Hong Kong Listing Rules and Rules 7.3.1, 7.3.2 and 7.3.5 of the Shanghai Listing Rules. The Investment is subject to disclosure requirement under Rule 14.25(1) of the Hong Kong Listing Rules and requires disclosure in the next published annual report of the Company under Rule 14.25(1)(A)-(D) of the Hong Kong Listing Rules. As the Jiangsu Holdings Company holds 44.37% equity interests in Yangtze Bridge Company, Yangtze Bridge Company is a connected person of the Company under Rule 7.3.2 of the Shanghai Listing Rules and Rule 1.01 of the Hong Kong Listing Rules. Therefore the Investment Agreement entered into between Guangjing Xicheng, the Jiangsu Holding Company, Yangtze Bridge Company and Suzhou Materials constitutes a connected transaction.

- In the 11th Session Meeting of the Third Board of Directors held on 28th May, 2002, the connected directors (being Messrs. Shen Chang Quan, Zhou Jian Qiang , Fan Yu Shu and Cui Xiao Long) abstained from voting on the resolution related to the Investment to be made by Guangjing Xicheng. The directors of the Company (including the independent non-executive directors Mr. Fang Keng, Mr.Wang Guo Gang and Mr. Yang Xiong Sheng) have approved the Investment. Ms. Cheng Chang Yung Tsung, Alice, an independent

non-executive director, was not able to attend the meeting and therefore, she had not voted on the Investment.

- The Investment is subject to the approval by the People's Bank of China.

Investment in Jiangsu Zulin

The Board of Directors of Jiangsu Expressway Company Limited (the "Company") announces that 江蘇廣靖錫澄高速公路有限責任公司 Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng", a 85% owned subsidiary of the Company) entered into a capital enlargement agreement (the "Investment Agreement") with 江蘇省租賃有限公司 Jiangsu Zulin Company Limited ("Jiangsu Zulin"), 江蘇交通控股有限公司 Jiangsu Communications Holdings Co., Ltd. (the "Jiangsu Holding Company"), 江蘇揚子大橋股份有限公司 Jiangsu Yangtze Bridge Company Limited ("Yangtze Bridge Company") and an independent third party, 蘇州物資控股(集團)有限公司 Suzhou Materials Holdings (Group) Co., Ltd. ("Suzhou Materials") on 28 May, 2002 in Nanjing, the PRC in respect of the investment (the "Investment") by Guangjing Xicheng of an approximately 20% equity interests in the enlarged registered capital of Jiangsu Zulin (from RMB30,000,000 (approximately HK$28,301,886.79) to RMB500,000,000 (approximately HK$471,698,113.21)).

Key terms of the Investment Agreement dated 28th May, 2002

The object of the Investment: Jiangsu Zulin

The investors:

(1) Guangjing Xicheng;

(2) Jiangsu Holding Company, the controlling shareholder of the Company which holds approximately 55.22% interests in the share capital of the Company and approximately 46.67% in the existing registered capital of Jiangsu Zulin;

(3) Yangtze Bridge Company, in which the Company directly holds approximately 26.66% interests and Jiangsu Holding Company directly holds approximately 44.37% interests;

(4) Suzhou Materials, an independent third party and not a connected person of the Company (within the meaning of the Shanghai Listing Rules and Hong Kong Listing Rules)

The Investment:

Investor	Amount of registered capital in connection with the Investment (including the original investment) (% of the enlarged registered

capital)

Guangjing Xicheng	RMB100,000,000 (approximately HK$94,339,622.64) (20%)
Jiangsu Holding Company	RMB 228,400,000 (approximately HK$215,471,698.11) (45.68%)
Yangtze Bridge Company	RMB170,000,000 (approximately HK$160,377,358.49) (34%)
Suzhou Materials	RMB1,600,000 (approximately HK$1,509,433.96) (0.32%)

Consideration: RMB100,000,000 (approximately HK$94,339,622.64) and RMB170,000,000 (approximately HK$160,377,358.49), payable in cash by Guangjing Xicheng and Yangtze Bridge Company respectively on or before 30 June, 2002.

The Jiangsu Holding Company will be interested in RMB28,400,000 of the registered capital of Jiangsu Zulin after completion of the acquisition of Jiangsu Huilong Assets Management Company Limited's share of existing registered capital of Jiangsu Zulin, the Jiangsu Holding Company will only be required to pay RMB200,000,000 (approximately HK$188,679,245.28) in cash on or before 30 June, 2002.

As Suzhou Materials already contributed RMB1,600,000 to the registered capital of Jiangsu Zulin when Jiangsu Zulin was established, it is not required to make any cash payment.

After friendly negotiation between Jiangsu Zulin and the four investors, the amount payable by the four investors under the Investment shall be on the basis of RMB1: RMB1 in the registered capital of Jiangsu Zulin and the total investment amount of each investor is limited to its pro rata contribution to the registered capital of the Company

	The terms offered to the Company and the other investors (including the Jiangsu Holding Company and Yangtze Bridge Company) under the Investment Agreement are the same save that Jiangsu Holding Company and Suzhou Materials have already contributed part of the investments when Jiangzu Zulin was established.
Conditions precedent:	The People's Bank of China approving the qualification of the investors and the investment amount.

Jiangsu Zulin

Jiangsu Zulin was a company established in the PRC with limited liability on 23rd April, 1988 with the approval of the Jiangsu People's Government. At present, 江蘇惠隆資產管理有限公司 Jiangsu Huilong Assets Management Company Limited, the Jiangsu Holding Company and Suzhou Materials respectively hold approximately 48%, 46.67% and 5.33% of the registered capital of Jiangsu Zulin. Each shareholder's share in the fully paid up registered capital of Jiangsu Zulin before and after the Investment and increase of registered capital are as follows:

Shareholders Note 1	**Current shareholding in the registered capital** *(RMB)*	**Share of registered capital after the Investment and increase in registered capital** *(RMB)*
Jiangsu Huilong Assets Management Company Limited Note 2	14,400,000	0
	(48.00%)	(0.00%)
The Jiangsu Holding Company Note 2	14,000,000	228,400,000
	(46.67%)	(45.68%)
Suzhou Materials	1,600,000	1,600,000
	(5.33%)	(0.32%)
Guangjing Xicheng	0	100,000,000

	(0.00%)	(20.00%)
Yangtze Bridge Company	0	170,000,000
	(0.00%)	(34.00%)
	30,000,000	500,000,000

Note 1 Except for the Jiangsu Holding Company, none of the existing shareholders of Jiangsu Zulin are connected persons of the Company.

Note 2 Pursuant to a conditional sale and purchase agreement dated 26th February, 2002 between Jiangsu Huilong Assets Management Company Limited and the Jiangsu Holding Company, the Jiangsu Holding Company agreed to purchase Jiangsu Huilong Assets Management Company Limited's 48% interest in Jiangsu Zulin. Completion is subject to the approval by the People's Bank of China of the sale and purchase and is expected to take place prior to completion of the Investment.

The shareholding structure of Jiangsu Zulin after completion of the Investment and the increase in registered capital will be as follows:-


The Jiangsu Holding Company
55.22%
44.37%
the Company
Others Independent Third Parties
85%
26.66%
Guangjing Xicheng
Yangtze Bridge Company
20%
34%
45.68%
0.32%
Jiangsu Zulin

The approved business scope of Jiangsu Zulin includes such finance lease activities as direct lease, re-lease, sub-lease, etc; operating lease; provision of working capital loans for the lessees; issuance of bonds with the approval of the People's Bank of China; lending from the financial institutions; the disposal and the handling of the residual leased property; and economic consultancy and provision of guarantees. The legal representative of Jiangsu Zulin is Mr. Zheng Zhicheng.

In January 1988, with the approval of the People's Bank of China, Jiangsu Zulin became a non-bank financial institution and obtained the corresponding financial business permit. Upon the promulgation of 《金融租賃公司管理辦法》 (the Administrative Rules on Financial Leasing Companies) on 30 June 2000, Jiangsu Zulin obtained the Financial Institution Legal Person Permit from the People's Bank of China on 1st August, 2001. According to a circular issued by the People's Bank of China in 2000 (ref: Yin Fa [2000] No. 338), Jiangsu Zulin shall increase its registered capital to RMB500 million (approximately HK$471,698,113.21). The Investment

forms part of the increase in capital. Upon completion of the increase in registered capital, Jiangsu Zulin will be renamed as "Jiangsu Financial Leasing Company Limited".

The financial information of Jiangsu Zulin (According to PRC Accounting Standards)

	Assets and liabilities (audited)			
	As at 31 December 2000		**As at 31 December 2001**	
	RMB	*HK$*	*RMB*	*HK$*
Total assets	384,987,233.57	363,195,503.37	361,655,663.81	341,184,588.50
Total liabilities	337,765,257.71	318,646,469.54	318,045,313.80	300,042,748.87
Current liabilities	155,212,996.90	146,427,355.57	86,991,924.07	82,067,852.90
Long-term liabilities	182,552,260.81	172,219,113.97	231,053,389.73	217,974,895.97
Shareholders' interests	47,221,975.86	44,549,033.83	43,610,350.01	41,141,839.63
Net asset value	47,221,975.86	44,549,033.83	43,610,350.01	41,141,839.63

	Profits and loss (audited)			
	Up to 31 December 2000		**Up to 31 December 2001**	
	RMB	*HK$*	*RMB*	*HK$*
Revenue from the main business	7,767,092.06	7,327,445.34	5,114,105.19	4,824,627.54
Net profit	1,736,231.18	1,637,953.94	1,864,592.36	1,759,049.40

The reasons for and the interests in the Investment

The main business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The main business of Guangjing Xicheng is the management, operation maintenance and toll collection of Xicheng Expressway and related business of storage yard, passenger and goods transportation and vehicle maintenance. As set out in the 2001 annual report of the Company, starting from 2002, the Company will enter into a new stage of development: to expand the size and scope of the business. Not only will the Company seek more opportunities to develop within the industry, it will also explore other infrastructure sectors and the possibility of cross-industry development, so as to move towards a boarder horizon for the sustainable development of the Company. Upon completion of the Investment, Jiangsu Zulin will become an indirect associated company of the Company.

Jiangsu Zulin is one of the twelve PRC financial leasing companies approved by the People's Bank of China and is the only financial leasing company in Jiangsu Province. With its over 10 years operating experience, Jiangsu Zulin has preliminary established a leasing network throughout the PRC. The Board of Directors of the Company is of the view that the Investment could be an opportunity for the Company to participate in the investment of financial leasing and might provide economic growth to the development of the Company. However, as the Investment will have related risk, Jiangsu Zulin shall fully ensure that the operation of such operation will be adhered to the principal of cautiousness. The directors of the Company (including the independent non-excutive directors) are of the view that the terms of the Investment are on normal commercial terms and the consideration of the Investment is fair and reasonable and that the Investment is in the interests of the shareholders of the Company as a whole. Ms. Cheng Chang Yung Tsung, Alice, an independent non-executive director, was not able to attend the meeting and therefore, she had not voted on the Investment. The voting procedure of the above resolution at the board meeting was legal and valid with connected directors (being Messrs. Shen Chang Quan, Zhou Jian Qiang , Fan Yu Shu and Cui Xiao Long) abstained from voting on the resolution. The cash consideration of the Investment will be paid out of Guangjing Xicheng's own working capital.

Connected transaction

Since the Company's controlling shareholder, the Jiangsu Holding Company, is holding approximately 46.67% and 44.37% in the registered capital of Jiangsu Zulin and Yangtze Bridge Company respectively, the Investment is a connected transaction under Rule 14.23(1)(b) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). Given that the consideration payable to Jiangsu Holding Company will be less than 3% of the consolidated net tangible assets of the Company as at 31st December, 2001 (the date to which the latest published audited accounts of the Company were made up), the Investment is subject to disclosure requirement under Rule 14.25(1) of the Hong Kong Listing Rules and requires disclosure in the next published annual report of the Company under Rule 14.25(1)(A)-(D) of the Hong Kong Listing Rules. The Investment is also a connected transaction under Rules 7.3.1, 7.3.2 and 7.3.5 of the Rules Governing the Listing of Securities on Shanghai Stock Exchange (the "Shanghai Listing Rules"). In addition, as the Jiangsu Holdings Company holds 44.37% equity interests in Yangtze Bridge Company, Yangtze Bridge Company is a connected person of the Company under Rule 7.3.2 of the Shanghai Listing Rules and Rule 1.01

of the Hong Kong Listing Rules. Therefore, the Investment Agreement entered into between Guangjing Xicheng, Yangtze Bridge Company and others constitutes a connected transaction.

The opinion of the independent financial adviser

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed 華泰證券有限責任公司 (Huatai Securities Limited) as the PRC independent financial advisor in respect of the Investment. The opinion of Huatai Securities Limited will be published in due course.

The Jiangsu Holding Company

The Jiangsu Holding Company is a State-owned enterprise which is established in Jiangsu Province, the PRC and which is supervised by Jiangsu Provincial People's Government. It is located at No.238 Maqun Street, Nanjing. Its legal representative is Mr. Shen Changquan. It's main businesses include the operation and management of the State-owned asset within the scope of the authority conferred by the provincial government; investments in and construction, operation and management of the traffic infrastructure, transportation and the related business/property; and industrial investment and domestic trading (save for those requiring the specific approval of the State). The registered capital of the Jiangsu Holding Company in RMB4,600,000,000 (approximately HK$4,339,622,642). According to PRC Accounting Standards, its net profits for the accounting year of 2001 was RMB441,959,460 (approximately HK$416,942,887) and the net asset value as at the end of 2001 was RMB 10,217,763,426 (approximately HK$9,639,399,458).

Guangjing Xicheng

Guangjing Xicheng is a limited liability company with legal person status and was legally established on 16 September 1997. Its major businesses are construction, management, maintenance and toll-collection of expressway. Its registered address is situate at 238 Maqun Street, Nanjing. Its legal person is Mr. Chen Xiang Hui. The registered capital of Guangjing Xicheng is RMB850,000,000 (approximately HK$801,886,792). According to PRC Accounting Standards, as at 31 December 2001, the net assets value of Guangjing Xicheng was RMB875,822,195 (approximately HK$826,247,354) and the net profits for the year 2001 was RMB85,450,000 (approximately HK$80,613,208).

Yangtze Bridge Company

Yangtze Bridge Company is a company limited by share with legal person status and was legally established on 31 December 1992. Its major businesses are construction, maintenance, administration and operation of the Jiangyin Yangtze Bridge and other infrastructure facilities. Its registered address is situate at 69 Shigu Road, Nanjing. Its legal person is Mr. Zhou Jian Qiang. The registered capital of Yangtze Bridge Company is RMB2,137,248,000 (approximately HK$2,016,271,698). According to PRC Accounting Standards, as at 31 December 2001, the net assets value of Yangtze Bridge Company was RMB2,426,699,792.54 (approximately

HK$2,289,339,426.92) and the net profits for the year 2001 was RMB70,203,191 (approximately HK$66,229,426).

General Information

The current address of the Company is at 69 Shigu Road, Nanjing. Its legal representative is Mr. Shen Changquan.

The following documents will be available for inspection at the Company's address from the date when such documents have been produced or executed for a period of 14 days:

1. the minutes of the 11th session meeting of the Third Board of the Company;

2. the agreement in respect of the Investment; and

3. the opinion of Huatai Securities Co., Ltd. (as the PRC independent financial advisor required Shanghai Listing Rules).

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors
Nanjing, the PRC, 28th May, 2002

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

Please also refer to the published version of this announcement in the South China Morning Post.

02 JUL 12

JIANGSU EXPRESSWAY COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China)

Announcement

Further to the announcement of Jiangsu Expressway Company Limited of 28 May, 2002 in respect of the investment by Jiangsu Guangjing Xicheng Expressway Company Limited and Jiangsu Yangtze Bridge Company Limited in Jiangsu Zulin company Limited, the Company received a signed report dated 28 May 2002 from Huatai Securities Limited setting out its independent financial opinion on the transaction.

Set out in this announcement is the English translation of the report by Huatai Securities Limited.

Further to the announcement of Jiangsu Expressway Company Limited of 28 May 2002 in respect of the investment by Jiangsu Guangjing Xicheng Expressway Company Limited and Jiangsu Yangtze Bridge Company Limited in Jiangsu Zulin Company Limited, the Company received a signed report dated 28 May 2002 from Huatai Securities Limited setting out its independent financial opinion on the transaction. Set out below is the English translation of the report by Huatai Securities Limited:-

"IN RESPECT OF JIANGSU EXPRESSWAY COMPANY LIMITED REPORT BY INDEPENDENT FINANCIAL ADVISER ON CONNECTED TRANSACTION

1. Definitions

Unless otherwise stated, the following terms shall have the following meanings as set out below:-

"Ninghu Expressway"	means Jiangsu Expressway Company Limited
"Communications Holding"	means Jiangsu Communications Holdings Co., Ltd.

"Guangjing Xicheng"	means Jiangsu Guangjing Xicheng Expressway Company Limited
"Yangtze Bridge"	means Yangtze Bridge Company Limited
"Jiangsu Zulin"	means Jiangsu Zulin company Limited
the "Connected Transaction"	means the investment by Guangjing Xicheng, Communications Holdings and Yangtze Bridge in Guangjing Xicheng
the "Independent Financial Adviser"	means Huatai Securities Limited
"Yuan"	means Renminbi

2. **Introduction**

Huatai Securities Limited accepted the appointment by Ninghu Expressway to act as the independent adviser in respect of the Connected Transaction. Based on the principles of independent, objective and fairness, we issue the independent financial adviser report in respect of the Connected Transaction. This report is issued in accordance with the related laws and regulations: PRC Company Law, the PRC Securities Law, the Shanghai Stock Exchange Listing Rules (2001 Revised Edition) and based on the board resolutions of the parties to this Connected Transaction, the increase in registered capital agreement and the other related documents. Parties to the Connected Transactions are responsible for the truthfulness, accuracy and completeness of the information provided. The responsibility of the Independent Financial Adviser is to express an independent financial advice based on the generally accepted securities industry standards, moral guidelines and the spirit of diligent with a view to provide reference for the related parties and investors to make an independent, objective and fair valuation on the Connected Transaction.

At the same time, the Independent Financial Adviser declares as follows:-

1. The Independent Financial Adviser is not related to any party to the Connected Transaction.

2. The Independent Financial Adviser did not involved in the negotiation and agreement of the terms of the Connected Transaction, the opinion issued by the Independent Financial Adviser is based on the assumption that all connected persons will fully comply with the terms and obligations under the agreement.

3. The Independent Financial Adviser has not appointed or authorised any entity or

individual to provide information not set out in this report or to make any explanation or clarification in respect of the report.

4. The Independent Financial Adviser hereby reminds the public investors that this report does not constitute any investment recommendation in respect of Ninghu Expressway. The Independent Financial Adviser disclaims any liability in respect of any investment decision which may be made based on this report.

3. Principal Assumptions

The opinion sets out in this report in respect of the Connected Transaction is based on the following principal assumptions:-

1. parties to the Connected Transaction are honest and trustworthy, information provided is true, accurate, complete, timely and legal;

2. the current laws, regulations and related industrial policy of the State have no material changes;

3. there is no material change in the social environment and operational environment of the parties to the Connected Transaction;

4. there is no material adverse effect due to unforeseeable or force majeure factors.

4. Parties to the Connected Transaction and the connected relationship

A. The status of the parties involved in the Connected Transaction

(i) *Ninghu Expressway*

Ninghu Expressway was established as a joint stock limited company in the PRC on 1 August 1992 by way of promotion pursuant to an approval dated 28 July 1992 issued by the Jiangsu Restructuring Commission (Su Ti Gai Sheng [1992] No. 151). The promoters were the Jiangsu Communications Department, Jiangsu Communications Engineering Company and Jiangsu Provincial Automobile Transportation Company. The Securities Commission of the State Council approved the initial public offering of 1,222,000,000 H Shares in Hong Kong by way of an approval (Zheng Wei Fa [1997] No.38). The H Shares were listed on The Stock Exchange of Hong Kong Limited on 27 June 1997. On 22 December 2000, the China Securities Regulatory Commission approved the initial public offering in the PRC of 150,000,000 A Shares via the Shanghai Stock Exchange. The A Shares were listed on the Shanghai Stock Exchange on 16 January 2001.

Based on the audited report for the year 2001 issued by Arthur Andersen • Hua-Qiang Certified Public Accountants, as at 31 December 2001, the total assets of Ninghu Expressway was 14,914,399,845 Yuan and the net assets was 13,445,370,274 Yuan, according to PRC Accounting Standards.

Registered address:	69 Shigu Road, Nanjing, Jiangsu Province, the PRC
Registered Capital:	as at 31 December 2001, total registered capital 5,037,747,500 Shares, of which 150,000,000 are listed A Shares and 1,222,000,000 listed H Shares
Legal representative:	Mr. Shen Chang Quan
Date of establishment:	1 August 1992
A Share Stock Code:	Ninghu Expressway
A Share Stock No.:	600377
Business Scope:	Construction and maintenance of expressways, toll collection from vehicles using the expressways pursuant to bye-laws, passenger transportation, logistics; storage; sale of petroleum products (only by approved branch entity); design, production and release of domestic printed marketing materials and billboards, neon lights and electronic marketing billboards of roads under management; repairs of automobiles, accommodations, catering, sale of food stuffs (retail of tobacco) (only by approved branch entity); technical consultancy; sale of daily necessities, textiles, metals, electric products, chemical products (dangerous products excluded), automobile parts, motor parts, retail and rental of books and magazines (only be approved branch entity).

(ii) *Communications Holding*

Communications Holding was established as a solely state-owned limited liability company with independent legal status in March 1993. Its business licence registration number is 3200001101280.

Registered address:	69 Shigu Road, Nanjing, Jiangsu Province, the PRC
Registered Capital:	4,600,000,000 Yuan

Legal representative: Mr. Shen Chang Quan

Date of establishment: 5 March 1993

Type of entity: Solely state-owned limited liability company

Business scope: Operation and management of the State-owned asset within the scope of the authority conferred by the provincial government; investments in and construction, operation and management of the traffic infrastructure, transportation and the related business/property; and industrial investment and domestic trading (save for those requiring the specific approval of the State).

(iii) *Guangjing Xicheng*

Guangjing Xicheng was established on 16 September 1997 as a limited liability company with its main business being the construction, management, maintenance and toll-collection of expressway. Its business licence registration number is 3200001103758.

Registered address: 238 Maqun Street, Nanjing, Jiangsu Province, the PRC

Registered Capital: 850,000,000 Yuan of which Ninghu Expressway contributed 722,500,000 Yuan (representing 85% of the registered capital) and Huajian Transportation Economic and Development Centre contributed 127,500,000 Yuan (representing 15% of the registered capital)

Legal representative: Mr. Chen Xianghui

Date of establishment: 16 September 1997

Business scope: Construction, management and maintenance of expressways and toll collection; storage; logistics; repair of automobiles; retail of petroleum products (only by approved branch entity); sale of daily necessities (fireworks excluded), textiles, metals, electric products, chemical products (dangerous products excluded), automobiles, motor cycles, parts of automobile and motor cycle; retail sale of books and magazines and tobacco; Chinese restaurants; fast food and packaged food (approved branch entity only).

Based on the audited report for the year 2001 issued by Arthur Andersen • Hua-Qiang Certified Public Accountants, as at 31 December 2001, the total assets of Ninghu Expressway was 2,578,564,766 Yuan and the net assets was 875,822,195 Yuan, according to PRC Accounting Standards.

(iv) Yangtze Bridge Company

Yangtze Bridge Company was a company limited by share established in the PRC with its main business of construction, maintenance and operation of Yangtze Bridge with the approval of the Jiangsu State Administration of Industry and Commerce. Its business licence registration number is 3200001101145.

Registered address:	20-22 Floor, 69 Shigu Road, Nanjing, Jiangsu Province, the PRC
Registered Capital:	2,137,248,000 Yuan, of which the Communications Holding contributed 948,227,500 Yuan (representing 44.37% of the registered capital), Ninghu Expressway contributed 569,835,660 Yuan (representing 26.66% of the registered capital), Huajian Transportation Economic and Development Centre contributed 462,574,840 Yuan (representing 21.64% of the registered capital); Jiangyin Changjiang Investment and Development Company Limited contributed RMB149,610,000 (representing 7%) and Jingjiang Economic Technology Development Corporation contributed 7,000,000 Yuan (representing 0.33% of the registered capital)
Legal representative:	Mr. Zhou Jian Qiang
Date of establishment:	31 December 1992
Business scope:	The construction, maintenance management and operation of the Jiangyin Yangtze Bridge and other infrastructure facilities; sale of material and facilities related to the construction of the bridge; development of practical technology; technology consultancy; storage; leasing of machinery; domestic trading (in case there are specific State requirements, after the relevant approval procedures); repair of automobiles; catering, accommodations (approved branch entity only).

Based on the audited report (Su Wen Kua Shen San [2002] No. 1) issued by Jiangsu Wenhui Huapeng Certified Public Accountants, as at 31 December 2001, the total assets of Yangtze Bridge Company was 3,245,174,757Yuan and the net assets was 2,426,699,793 Yuan, according to PRC Accounting Standards.

(v) *Jiangsu Zulin*

Jiangsu Zulin was a company established in the PRC with limited liability with the approval of the Jiangsu People's Government and invested by Jiangsu Huilong Assets Management Company Limited, Communications Holdings and Suzhou Materials Holdings (Group) Co., Ltd. In January 1988, with the approval of the People's Bank of China, Jiangsu Zulin became a non-bank financial institution and obtained the corresponding financial business permit. Upon the promulgation of the Administrative Rules on Financial Leasing Companies on 30 June 2000, Jiangsu Zulin obtained the Financial Institution Legal Person Permit from the People's Bank of China on 1 August 2001. Jiangsu Zulin is one of the twelve PRC financial leasing companies approved by the People's Bank of China and is the only financial leasing company in Jiangsu Province. With its over 10 years operating experience, Jiangsu Zulin has preliminary established a leasing network throughout the PRC, with a stronger competitiveness and bright future for development. Jiangsu Zulin is in the course of complying with the requirement under a circular issued by the People's Bank of China (Yin Fa [2000] No. 338) to increase its registered capital to RMB500,000,000.

Registered address:	92 Xinmofan Road, Nanjing, Jiangsu Province, the PRC
Registered Capital:	30,000,000 Yuan of which Jiangsu Huilong Assets Management Company Limited contributed 14,400,000 Yuan (representing 48% of the registered capital), the Communications Holding contributed 14,000,000 Yuan (representing 46.67% of the registered capital) and Suzhou Materials Holdings (Group) Co., Ltd. 1,600,000 Yuan (representing 5.33% of the registered capital)
Legal representative:	Mr. Zheng Zhicheng
Date of establishment:	23 April 1988
Business scope:	Such finance leasing activities as direct lease, re-lease, sub-lease, etc; operating lease; provision of working capital loans for the lessees; issuance of bonds with the approval of the People's Bank of China; lending from the financial institutions; the disposal and the handling of the residual leased property; and economic consultancy and provision of guarantees.

Based on the audited report (Su Tian Kua Shen [2002] No. 114) issued by Jiangsu Tianhua Dapeng Certified Public Accountants, as at 31 December 2001, the total assets of Jiangsu Zulin was 361,655,664 Yuan and the net assets was 43,610,350 Yuan, according to PRC Accounting Standards.

B. The relationship between the parties

The parties to the Connected Transaction are Guangjing Xicheng and Communications Holding. As at 31 December 2001, Communications Holding held 55.22% of the share capital of Ninghu Expressway and was the largest shareholder of Ninghu Expressway, Communications Holding held 44.37% of the shareholding in Yangtze Bridge Company and was the largest shareholder of Yangtze Bridge Company. Ninghu Expressway held 85% interest in Guangjing Xicheng and was the largest shareholder of Guangjing Xicheng. Ninghu Expressway held 26.66% interest in Yangtze Bridge Company and was the second largest shareholder of Yangtze Bridge Company. Pursuant to rules 7.3.1, 7.3.2 and 7.3.5 of the Shanghai Listing Rules (2001 Revised Edition), Ninghu Expressway and Yangtze Bridge Company are under the control of Communications Holding. Communications Holding, Guangjing Xicheng and Yangtze Bridge Company are connected persons of Ninghu Expressway. This joint investment in Jiangsu Zulin is a connected transaction.

5. Reasons for the Connected Transaction and the Principles

A. Reasons for the Connected Transaction

(i) Jiangsu Zulin is one of the twelve PRC financial leasing companies approved by the People's Bank of China, being in a special professional industry which establishment requires compliance with specified approval procedurea higher net tangible assets value is attached to Jiangsu Zulin.

(ii) With its over 10 years operating experience and its injection of capital in the establishment and development of rural entities in the southern part of the Jiangsu Province in the 90s, it has attained a good reputation amongst customers. With the efforts of all staffs of Jiangsu Zulin, Jiangsu Zulin has preliminary established a leasing network throughout the PRC. Its extensive experience in the development, risk management and human resources management of financial leasing will found the bases for the future development.

(iii) With the increase in capital of Jiangsu Zulin, Communications Holding will become the largest shareholder of Jiangsu Zulin. As a mega enterprise in the Jiangsu Province, Communications Holding has a solid capital base, good management system and extensive management experience. This will provide strong support for the modernisation and expansion of business of Jiangsu Zulin and provide strong protection for the strengthening of the earning power of Jiangsu Zulin.

(iv) After the increase in capital, there will be an inevitable strengthening of the capital base of Jiangsu Zulin, its résistance to risk will be enhanced and will be more appealing in expanding its business. The management standards and the operation level will be lifted with a bright future.

(v) The Connected Transaction will provide a new business and an earning power for Guangjing Xicheng and Ninghu Expressway, this will further diversify the operational risk, maintain a continuous steady earning growth and more stable returns to the shareholders.

B. **The principles of the Connected Transaction**

(i) The principle of compliance with the relevant PRC laws, regulations and guidelines of the securities industries;

(ii) The principle of truthfulness, trustworthy and fair;

(iii) In the long term interests of the shareholders of Ninghu Expressway as a whole, beneficial to the steady and healthy development of Ninghu Expressway.

6. **Major events in respect of the Connected Transaction**

(i) In the afternoon of 22 March 2002, the Sixth Shareholders Meeting of Jiangsu Zulin was convened. A resolution to increase the registered capital from 30,000,000 Yuan to 500,000,000 Yuan was passed.

(ii) On 26 March 2002, Communications Holding convened a general manager office meeting. A resolution was passed approving the increase in the investment in the registered capital of Jiangsu Zulin and authorising the management to deal with the investment.

(iii) On 6 April 2002, the Third Shareholders Meeting of Guangjing Xicheng was convened. A resolution was passed approving the investment in the registered capital of Jiangsu Zulin and authorising a board committee to deal with the investment.

(iv) On 15 April 2002, Yangtze Bridge Company convened the second session meeting of the Third Board of Directors. A resolution was passed approving the investment in the registered capital of Jiangsu Zulin.

(v) On 28 May 2002, Jiangsu Zulin entered into an "Increase in Capital Agreement" with Communications Holding, Yangtze Bridge Company, Guangjing Xicheng and Suzhou Materials Holdings (Group) Co., Ltd. pursuant to which the investment amount of Communications Holding, Yangtze Bridge Company and Guangjing Xicheng are 228,400,000 Yuan, 170,000,000 and 100,000,000 Yuan respectively.

(vi) Pricing of the Connected Transaction

After friendly negotiation between Communications Holding, Yangtze Bridge Company, Guangjing Xicheng, Suzhou Materials Holdings (Group) Co., Ltd. and Jiangzu Zulin, the amount payable by the investors shall be on the basis of RMB1: RMB1 in the registered capital of Jiangsu Zulin.

(vii) Payment of the consideration and funding arrangement

As agreed between the parties, upon the "Increase in Capital Agreement" becomes effective, the parties shall pay in cash on or before 30 June 2002. Amongst which, Guangjing Xicheng will fund the investment by its own capital.

(viii) The results of the Connected Transaction

Prior to the Connected Transaction, the capital contribution by Jiangsu Huilong Assets Management Company Limited accounted for 48% of the registered capital of Jinagsu Zulin, the capital contribution by Communications Holding accounted for 46.67% of the registered capital of Jiangsu Zulin and the capital contribution by Suzhou Materials Holdings (Group) Co., Ltd. accounted for 5.33% of the registered capital of Jiangsu Zulin. Pursuant to a sale and purchase agreement between Jiangsu Huilong Assets Management Company Limited and the Jiangsu Holding Company, the Jiangsu Holding Company agreed to purchase Jiangsu Huilong Assets Management Company Limited's entire interest in the registered capital of Jiangsu Zulin. Upon completion of the sale and purchase, Communications Holding will be interested in 94.67% of the total registered capital of Jiangsu Zulin. Completion of this sale and purchase is subject to the approval by the People's Bank of China of the sale and purchase and is expected to take place simultaneously with the increase in registered capital.

After completion of the Connected Transaction, Communications Holding will be interested in 45.68% of the registered capital of Jiangsu Zulin and become the largest shareholder of Jiangsu Zulin, Yangtze Bridge Company will be interested in 34% of the registered capital of Jiangsu Zulin and become the second largest shareholder of Jiangsu Zulin, Guangjing Xicheng will be interested in 20% of the registered capital of Jiangsu Zulin and become the third largest shareholder of Jiangsu Zulin. Suzhou Materials Holdings (Group) Co., Ltd. will be interested in 0.32% of the registered capital of Jiangsu Zulin. Jiangsu Zulin will be renamed as "Jiangsu Financial Leasing Company Limited".

7. Independent Financial Opinion

"Upon careful and necessary enquiry and perusal of the information in connection with the Connected Transaction in detail, and on the basis of the assumptions set out in the report, the Independent Financial Adviser is of the view that:

(1) **Legality**

The Connected Transaction complies with the relevant laws and regulations and the code of practice of the relevant industry. No breach of the current laws and regulations is found.

(2) **Fairness and reasonableness**

The Independent Financial Adviser is of the view that the Connected Transaction complies with and reflects the principle of fairness and reasonableness:-

(i) The proposal of the Connected Transaction is prepared pursuant to the relevant laws and regulations of China and the articles of association of Guangjing Xicheng. The connected directors have abstained from voting. The decision-making procedure complies with and reflects the principle of fairness.

(ii) The Connected Transaction is carried out after the connected parties have reached a consensus upon negotiations. The investments are converted into shares at the ratio of 1:1. This reflects the principle of fairness, justice and reasonableness. No infringement of the legal interests of the minority and the non-connected shareholders is found.

Therefore, the Independent Financial Adviser is of the view that the Connected Transaction complies with such pertinent laws and regulations as the PRC Company Law, the PRC Securities Law, and the Listing Rules of Shanghai Stock Exchange (2001 Revised Edition). It has followed the relevant legal procedure and has performed the disclosure requirements. This reflects the principle of fairness, justice and reasonableness. No infringement of the legal interests of the minority investors and the non-connected shareholders is found. The Connected Transaction is fair and reasonable to all shareholders."

8. **Issues to be considered by investors**

(i) The Independent Financial Adviser would like to remind investors to read the information disclosed in the announcement of Ninghu Expressway in respect of the Connected Transaction with due care.

(ii) The resolution approving the investment by Guangjing Xicheng was passed on 6 April 2002, investors should note any changes in specific aspect of the Connected Transaction since then.

(iii) In this increase in registered capital, the qualification of the investors and the investment amount are subject to the approval by the People's Bank of China.

9. **Inspected documents**

(i) Articles of association of Guangjing Xicheng;

(ii) the resolutions of the Third Shareholders Meeting of Guangjing Xicheng;

(iii) the board resolution of the 11th session meeting of the Third Board of Directors of Ninghu Expressway approving entitled "Jiangsu Expressway Company Limited Board Resolution in relation to the investment by Guangjing Xicheng in Jiangsu Zulin";

(iv) the Board minutes of 26 March 2002 of Communications Holding;

(v) the Board Minutes and Resolutions of the 2nd session meeting of the Third Board of Directors Yangtze Bridge Company;

(vi) the 2001 Financial Report of Jiangsu Zulin;

(vii) the "Increase in Capital Agreement" entered into by Communications Holding, Yangtze Bridge Company, Guangjing Xicheng, Suzhou Materials Holdings (Group) Co., Ltd. and Jiangsu Zulin;

(viii) the circular issued by the People's Bank of China (Yin Fa [2000] No. 338).

Huatai Securities Limited
28 May 2002"

By the order of
the Board of Directors
Yao Yongjia
Secretary to the Board of Directors
Nanjing, the PRC, 29 May 2002

Please also refer to the published version of this announcement in the South China Morning Post.